WABASH™

2022 Annual Report

Changing How the World Reaches You®



Letter from the President and Chief Executive Officer

Dear Fellow Stockholders,

As I look back on 2022, I'm proud of how the entire Wabash team achieved strengthening execution throughout the year, and I'm encouraged that our strategic choices are enhancing financial performance. As a whole, I believe we've demonstrated improvement across all indicators of financial performance. 2022 ended with record revenue of $2.5 billion and record earnings per share ("EPS") of $2.25, giving us momentum heading into a year in 2023 that is marked by record order backlogs.

Our journey to heightened financial performance has been years in the making, as my team has added new strategic capabilities that have enabled Wabash to grow in capability and performance. As an example, the addition of truck bodies to the Wabash portfolio has positioned the company to serve customers across product classes. More importantly, it has also broadened our perspective to bring us closer to the rapidly changing dynamics in transportation, logistics, and distribution, such as the disruption to logistics models caused by e-commerce and home delivery, growth in cold chain and trends in power-only brokerage.

As we reshaped our strategy with greater focus on the changing logistics environment, we also restructured our organization from a siloed, product-centric approach to a customer-centric model that prioritizes ease of doing business across our suite of products and services. At the same time, the deployment of our Wabash Management System philosophy has provided the process-driven and problem-solving culture that is essential for responding to and delivering solutions for a dynamic market.

With a refocused strategy backed by a restructured organization, a problem-solving culture, and a visionary leader brand, Wabash is positioned to engage with stakeholders in a more strategic manner. Our new long-term customer agreement construct is a significant shift in how we approach strategic partnership with customers, as it lays a new vision of supply chain engagement and the rapid deployment of recurrent revenue-generating initiatives. These longer-term agreements prioritize capacity for customers who have the forward conviction around their equipment needs to engage in collaborative, multi-year demand planning. In addition, long-term supply agreements with key suppliers allow us to combine our respective strengths in order to support customers. These strategic relationships with customers and suppliers will be additive as we collaborate on product development and R&D efforts to jointly address unmet equipment needs.

As we continue to lead the industry in product design and engineering, we've set our focus on environmental sustainability, which has gained customers' attention as they work toward meeting carbon emissions reduction goals. Our products will continue to extend benefits like weight savings and thermal efficiency as competitive differentiators in an operating environment that increasingly prioritizes the development of both environmental sustainability and efficiency gains that generate a financial return. Wabash continues to make great progress in enhancing our public disclosures on our sustainable practices and outcomes, and I encourage you to review our latest corporate responsibility report to learn more about how we are accentuating our core strengths in these areas.

Finally, as our organization continues to leverage its more streamlined, collaborative structure to create value for customers and stockholders, a major strategic focus is Parts and Services and the generation of recurrent revenue. Quickly accelerating Wabash Parts—our parts distribution joint venture—and developing innovative new offerings like Trailers as a Service (TaaS)™ for the power-only brokerage space, are driving new recurring revenue streams that will act as a synergistic support mechanism for our transportation equipment. We're excited about the future of our Parts and Services business and its role in the success of our business ecosystem.

The pace of strategic progress that we've been able to achieve over the last 18 to 24 months is a testament to the dedication and level of engagement of our Wabash team who has trust in our organizational and strategic moves and is executing incredibly well on our day-to-day business while driving structural improvements in the fundamentals of the business. This year was a proof point for Wabash as we achieved our 2022 financial goals laid out at our 2019 Investor Day, and took a meaningful step toward achieving our 2025 target of $3 billion in revenue, 11% EBITDA margins and $3.50 of EPS. We're excited to take another significant step on those financial targets in 2023.

We enter 2023 as a transformed and rebranded company, representing a first-to-final mile portfolio that is unmatched in our industry and powered by a team that is inspired and driven by our purpose of Changing How the World Reaches You®. As always, I am grateful for the hard work and dedication of our people; the strategic oversight of our board of directors; the trust and support of our customers, dealers and suppliers; and the confidence of our stockholders in Wabash's success, now and in the future.

With appreciation,

Brent L. Yeagy
President and Chief Executive Officer


WABASH NATIONAL CORPORATION
3900 McCarty Lane
Lafayette, Indiana 47905

Notice of Annual Meeting of Stockholders




When:
Wednesday, May 10, 2023, at 10:00 a.m. Eastern time



Items of Business:
4 proposals as listed below

Date of Mailing:
The date of mailing of this Proxy Statement or Notice of Internet Availability is on or about March 28, 2023.



Who Can Vote:
Stockholders of each share of common stock at the close of business on March 13, 2023.



Attending the Meeting:
As a result of the ongoing public health and travel concerns, the 2023 Annual Meeting of Stockholders will be held in a virtual meeting (via live audio webcast) format only. You will not be able to attend the 2023 Annual Meeting of Stockholders physically. You or your proxyholder may participate, vote, and examine our stockholder list at the 20223 Annual Meeting of Stockholders by visiting www.virtualshareholder meeting.com/WNC2023 and using your control number found on your proxy card.

Items of Business:

1. To elect nine members of the Board of Directors from the nominees named in the accompanying proxy statement;

2. To approve, on an advisory basis, the compensation of our named executive officers;

3. To ratify the appointment of Ernst & Young LLP as Wabash National Corporation's independent registered public accounting firm for the year ending December 31, 2023;

4. To approve, on an advisory basis, the frequency of future advisory votes on named executive officer compensation; and

To consider any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. Management is currently not aware of any other business to come before the Annual Meeting.

Each outstanding share of Wabash National Corporation (NYSE: WNC) Common Stock entitles the holder of record at the close of business on March 13, 2023 to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. Shares of our Common Stock can be voted at the Annual Meeting only if the holder is present by virtual presence online or by valid proxy. Management cordially invites you to attend the Annual Meeting by virtual presence online.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON MAY 10, 2023:

The Proxy Statement, Annual Report and the means to vote by internet are available at http://www.proxyvote.com.

By Order of the Board of Directors,

M. Kristin Glazner
Senior Vice President and General Counsel,
Corporate Secretary, Chief Human Resources Officer

March 28, 2023

Whether or not you expect to attend by virtual presence online, we urge you to vote your shares at your earliest convenience. This will ensure the presence of a quorum at the Annual Meeting. Promptly voting your shares by signing, dating and returning the proxy card mailed with your notice, or by voting via the internet or by telephone, will save us the expense and extra work of additional solicitation. An addressed envelope for which no postage is required if mailed in the United States is enclosed with your proxy card. Submitting your proxy now will not prevent you from voting your shares at the meeting by virtual presence online if you desire to do so, as your proxy is revocable at your option. Your vote is important, so please act today.

2023 Annual Meeting of Stockholders on May 10, 2023
Proxy Statement
Table of Contents

Proxy Statement

Proxy Statement Summary

To assist you in reviewing the proposals that may be acted upon at our 2023 Annual Meeting, the summary below highlights certain information that is contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Annual Meeting of Stockholders

Date and Time:	10:00 a.m. Eastern time on Wednesday, May 10, 2023
Virtual Meeting Site:	www.virtualshareholdermeeting.com/WNC2023
Record Date:	March 13, 2023
Voting:	Stockholders as of the record date are entitled to vote. Each share of Common Stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on.

Company Overview

Wabash National Corporation, which we refer to herein as "Wabash," the "Company," "us," "we," or "our," is Changing How the World Reaches You®. Wabash was founded in 1985 and incorporated as a corporation in Delaware in 1991, with its principal executive offices in Lafayette, Indiana, as a dry van trailer manufacturer. Today we are the visionary leader of connected solutions for the transportation, logistics, and distribution industries.

To that end, we design and manufacture a diverse range of products, including dry freight and refrigerated trailers, platform trailers, tank trailers, dry and refrigerated truck bodies, structural composite panels and products, transportation, logistics, and distribution industry parts and services, and specialty food grade processing equipment. We have achieved this diversification through acquisitions, organic growth, and product innovation.

We believe our position as a leader in our key industries is the result of longstanding relationships with our core customers, our demonstrated ability to attract new customers, our broad and innovative product lines, our engineering leadership, and our extensive distribution and service network. More importantly, we believe our leadership position is indicative of the *Values* and *Leadership Principles* that guide our actions.

At Wabash, it's our focus on people, purpose, and performance that drives us to do better. Our *Purpose* is to change how the world reaches you; our *Vision* is to be the leader of connected solutions for the transportation, logistics, and distribution industries; and our *Mission* is to enable our customers to succeed with breakthrough ideas and solutions that help them move everything from first to final mile.

Our Values are the qualities that govern our critical leadership behaviors and accelerate our progress.

- *Be Curious:* We will make bold choices and encourage creativity, collaboration and risk-taking to turn breakthrough ideas into reality.
- *Have a Growth Mindset:* We will be resilient and capable of the change required to succeed in a world that does not stand still.
- *Create Remarkable Teams:* We will create a workplace culture that allows individuals to be their best in order to retain and attract talent from diverse industries, geographies and backgrounds.

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Our Leadership Principles are the behaviors that provide definition to our actions and bring our values to life.

- *Embrace Diversity and Inclusion:* We solicit and respect the input of others, celebrate our differences and strive for transparency and inclusiveness.

- *Seek to Listen:* We listen to our customers, partners, and each other to reach the best solutions and make the strongest decisions.

- *Always Learn:* To model a growth mindset, we continue learning through every stage of our careers. We do not quit and we are not satisfied with the status quo.

- *Be Authentic:* Employees who thrive at Wabash are honest, have incredible energy and demonstrate grit in everything they do.

- *Win Together:* We collaborate, seek alignment and excel at cross-group communication to succeed as one team and One Wabash.

Corporate Responsibility and Governance Highlights

At Wabash, it's our focus on people, purpose and performance that drives us to do better so we can continue Changing How the World Reaches You®. We believe that our leadership principles, as set forth above, create a workplace culture in which our colleagues can share their talents and perspectives and are empowered to make a difference for our customers, for each other, for our communities and for our environment. Wabash is committed to growing its business in a sustainable and socially responsible manner. We support the passions and interests of our employees and empower them to be a positive influence in the world. We are proud to provide many opportunities to be good neighbors by volunteering time and talent to support the causes that matter most to our employees. We publicly disclosed substantial information about our business in our Corporate Responsibility Report, available on the Governance/Corporate Responsibility page of the Investor Relations section of our website at ir.onewabash.com, which details our commitments, programs and progress on a variety of topics including our products and supply chain, sustainability and environmental impact, diversity and inclusion, workplace safety, ethics and compliance, risk management and governance. We have mapped our disclosures on environmental, social and governance topics to metrics outlined by the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD) in our SASB and TCFD Indices, included in our Corporate Responsibility Report. The Corporate Responsibility Report is not incorporated herein by reference or otherwise. Below are some of the highlights of our focus and commitment:

Board Nominee Diversity



Executive Team Diversity





Diversity and Inclusion. Wabash is committed to having a workforce that is diverse and embraces inclusion at all levels, reflecting the diversity of our customers and the varied environments in which we conduct business.

- Recognizing, valuing, and fully leveraging our different perspectives and backgrounds to achieve our business goals demonstrate our inclusive culture and are part of our *Leadership Principles* ("Embrace Diversity and Inclusion").
- Our Nominating, Corporate Governance and Sustainability Committee actively prioritizes diversity in searches for new director candidates.
- 2 out of 9 of our director nominees are female (22%), including the current chair of the Nominating, Corporate Governance and Sustainability Committee, and 2 are ethnically diverse (22%).
- We need inclusion and diversity to achieve our targeted business results and fulfill our vision of being the leader of connected solutions for the transportation, logistics and distribution industries. Openness to diversity widens our access to the best talent, and inclusion allows us to engage that talent fully.
- We place special focus on preventing pay imbalances among genders, including proactive adjustments to pay, titles and/or benefits to prevent gender pay gaps.
- In 2022, 70% of our total hourly hires were women and/or minorities, and 50% of total salaried hires in 2022 were women and/or minorities.
- We work to promote diversity through our supply chain. Before we add any significant vendor to our supply chain, we complete an assessment, including a form that captures information about the vendor's diversity profile and screens for any potential conflict of interest.



Employee Engagement. We define engagement as a deep connection and sense of purpose at work that creates extra energy and commitment. Our goal is to engineer a winning culture that is designed to execute the Company's strategic plan.

- Over the long-term, we seek better outcomes from having a highly engaged and values-aligned workforce, including higher retention, higher productivity, better customer satisfaction, better quality, and better safety.
- We provide all employees with the opportunity to share their opinions and feedback on our culture through a voluntary annual employee engagement assessment where all employees are encouraged to participate.
- Results are measured and analyzed to enhance the employee experience, promote employee retention, drive positive change, and leverage the overall success of our organization.



Community Involvement. We succeed as one team and One Wabash, including through our devotion to philanthropy, volunteerism, charitable giving and community involvement.

- Wabash's charitable giving program combines volunteer work with financial support to make a meaningful, lasting impact on our communities. We actively partner with nonprofit groups and projects to donate time, needed materials and financial resources to support the communities where we live and work. We place special emphasis on combating food insecurity in our communities, as well as supporting children and veterans.
- We believe that enriching the lives of those around us is a powerful investment in our future. During 2022, we announced a national partnership to help end food insecurity with Feeding America®, the nation's largest domestic hunger-relief organization. Through this partnership, Wabash

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donated $150,000 in its first year in support of mobile food pantries, which are crucial to increasing the distribution of fresh and healthy food in vulnerable communities. This national partnership is an expansion of the work Wabash has done over the past 20 years on a local level with various Feeding America member food banks.

- In 2022, we donated more than $800,000 through corporate gifts, local charitable sponsorships and employee donations to nonprofit organizations. Our charitable contributions included gifts to Feeding America, United Way, Indiana Veterans' Home, Caring Pathways, Cystic Fibrosis Foundation, Junior Achievement, Humane Society, Honor Flight, Habitat for Humanity, KidsPeace, Mental Health of America, LTHC Homeless Veterans program, Riley Children's Foundation, Cancer Centers, Special Olympics, Purdue Foundation, YWCA, Veterans Making a Difference, Bauer Family Resources and more. In addition to these amazing organizations, we also supported local schools across the country with robotics clubs, weld programs, career development support, food bank backpack programs, youth sports, music enrichment programs, and more.

- We also run a Day of Giving Program, which allows all full-time employees the opportunity to volunteer one scheduled workday each calendar year in that employee's chosen volunteer program.

- In 2022, employees volunteered more than 4,000 hours at local food banks, homeless shelters, veteran services agencies, local agriculture organizations, environmental conservation programs, local schools' leadership and career readiness activities, Junior Achievement, Salvation Army, YWCA, Humane Society, Wreaths Across America, youth athletics, art programs, foster children agencies, programs to support people with disabilities, and more.



Environmental Sustainability. We are resilient and capable of the change required to succeed in a world that does not stand still, including with respect to environmental sustainability and climate change.

- We measure and compare our energy management metrics, including greenhouse gas emissions and overall energy use, on a yearly basis. Our current metrics and comparisons are disclosed in our Corporate Responsibility Report.

- We currently maintain an ISO 14001 registration of the Environmental Management System at four facilities, which include our Lafayette, Indiana; Cadiz, Kentucky; San José Iturbide, Mexico; and Harrison, Arkansas locations.

- Other Environmental Stewardship Certification: Federal Clean Industry Certification (2017, San José Iturbide, Guanajuato, Mexico)

- Our products are generally designed to be fuel efficient and reduce emissions by reducing weight, improving aerodynamics, and improving thermal efficiency.

- In 2019, we introduced our DuraPlate® Cell Core technology, which delivers a 300-pound-lighter weight trailer compared to traditional designs, without compromising durability.

- Our innovative and award-winning EcoNex™ Technology is a molded structural composite that improves thermal efficiency of a refrigerated trailer by up to 28% over Wabash's conventional ArcticLite® refrigerated trailer and is being engineered to be lighter with greater strength and durability. The California Air Resources Board has agreed with data supporting the fact that a refrigerated trailer with EcoNex™ Technology provides greenhouse gas benefits over Wabash's conventional refrigerated trailer.

- We configure and install telematics systems, providing real-time monitoring and analysis of performance and environmental data and allowing drivers to increase performance, reduce maintenance and prolong equipment life.
- We have produced a solar-powered, zero-emissions refrigerated trailer, which was first shown at the American Trucking Associations' Technology and Maintenance Council annual meeting in February 2020.
- By sourcing post-consumer resin to manufacture our DuraPlate® panels, we have diverted more than 1 billion plastic bottles from landfills.
- All Wabash facilities use energy-efficient lighting.
- Our manufacturing operations use pulse welders, which produce the same high-quality result as traditional welders but require only 1/3rd of the energy to run.
- With the implementation of a new Environmental, Occupational Health, Safety and Security software platform, we have improved tracking of our recycling and waste reduction efforts. In 2022, Wabash's recycling program and use of recycled materials saved 5.18 cubic yards of landfill airspace per new unit shipped, 1,282 kilowatt-hours of electricity per new unit shipped, 0.57 mature trees per new unit shipped and 1.24 metric tons of greenhouse gas emissions per new unit shipped.
- We help customers extend the useful life of their equipment with remanufacturing and repair services, limiting the amount of raw materials needed to produce new machinery.
- We leverage partnerships with government entities and industry associations to develop efficient, effective and practical solutions to problems facing the manufacturing and transportation segments.

Affiliations include:
- Government and Regulatory Bodies:
  - California Air Resource Board (CARB)
  - U.S. Department of Transportation (DOT)
  - Environmental Protection Agency (EPA)
  - National Highway Transportation Safety Administration (NHTSA)
  - Transport Canada
- Transportation Associations:
  - American Trucking Associations (ATA)
  - ATA's Technology and Maintenance Council (TMC)
  - Cargo Tank Risk Management Committee (CTRMC)
  - National Tank Truck Carriers (NTTC)
  - National Trailer Dealers Association (NTDA)

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- National Truck Equipment Association (NTEA)
- Truck Trailer Manufacturers Association (TTMA)
- Manufacturing Associations:
  - Indiana Manufacturers Association (IMA)
  - National Association of Manufacturers (NAM)



Talent Development. To model a growth mindset, we continue learning through every stage of our careers, and we also believe in supporting the next generation of leaders who will continue to change how the world reaches you.

- One of our Company values is *Always Learn*. We put that into practice by offering our own welding and skills training courses, self-directed learning modules and an executive leadership development program at no cost to employees.
- We host a wide variety of learning and development opportunities through our custom-tailored Learning Management System — Wabash U. Our employees have access through an online portal to thousands of self-directed and instructor-led courses on a variety of professional development topics. Our employees also have access to WMS University ("WMS U"), which was developed and accredited by Purdue University's Dauch Center for the Management of Manufacturing Enterprises and TP3 Institute for smart manufacturing. WMS U teaches participants about our WMS systems and tools in our lean enterprise, the goal of which is to equip our employees with the knowledge to live WMS principles every day. There are over 160 graduates to date from our WMS U programs.
- In partnership with Purdue University, we developed curriculum for WMS Facilitator and Coaching training, which was launched during the first quarter of 2022.
- Targeted learning and development opportunities are also created through external partnerships, including special development programs for front line leaders (with over 220 trained in the past 18 months), as well as focused executive development across a variety of topics.
- Full-time Wabash employees can pursue various courses, undergraduate and graduate degree programs, or relevant certifications at an accredited college or university without added financial burden by using our Accelerator tuition reimbursement program.
- We provide all employees a wide range of professional development experiences, both formal and informal, at all stages in their careers.
- Wabash employees and dependents of employees are eligible for a variety of scholarships offered by Wabash and the industry associations to which we belong.
- We support the youth in our communities through program funding, training programs, internships, co-ops and our emerging leadership development programs.
- We also sponsor youth clubs in our communities, including robotics clubs, STEM programs and the Purdue University's Women in Engineering Program.
- In 2022, we awarded 12 high school graduates with Wabash scholarships totaling $60,000.



Ethics and Compliance.
Employees who thrive at Wabash
are honest, have incredible
energy, and demonstrate grit in
everything they do. We also work
to hold our entire supply chain
accountable.

- We maintain a Code of Business Conduct and Ethics that lays the foundation for our ethics and compliance program and defines our overall management approach to human rights, anti-corruption, the environment, governance and social matters.
- Our Employee Handbook is founded on and incorporates the values, policies and rules set forth in our Code of Business Conduct and Ethics. All employees and directors are expected to take the values, policies, and rules set forth and apply them to all situations that arise in the course and scope of employment.
- We maintain an AlertLine whereby employees are able to report violations of Wabash's Code of Business Conduct and Ethics.
- Our Code of Business Conduct and Ethics also provides key directions to our suppliers, vendors, dealers and agents to abide by the same ethical and legal standards applicable to Wabash employees, including:
  - Labor and human rights, including child labor and human trafficking
  - Restrictions against corruption, bribery and extortion
  - Health and safety activities
  - Environmental accountability
- We require all facilities to practice equal opportunity employment and have zero tolerance for harassment, racism or bigotry of any kind. Employees, contract workers, visitors and other non-employees are encouraged to immediately report harassment or any ethics or compliance violations committed by anyone.
- Our Conflict Minerals Policy is in place to prevent the use of minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or in neighboring countries.
- We ask our suppliers to demonstrate that they source "conflict minerals" from outside the conflict region and/or can certify that conflict minerals sourced from within the conflict region are "conflict free."



Awards and Recognition. Our
efforts to make bold choices and
encourage creativity,
collaboration, and risk-taking to
turn breakthrough ideas into
reality have been recognized
throughout the years.

- Safety and Environmental Awards:
  - 2017 Kentucky Governor's Safety and Health Award (Cadiz, KY)
  - Truck Trailer Manufacturers Association Plant Safety Awards:
    - 2021: Little Falls, MN, and San José Iturbide, Guanajuato, Mexico
    - 2020: Fond du Lac, WI and San José Iturbide, Guanajuato, Mexico
    - 2019: New Lisbon, WI
    - 2018: San José Iturbide, Guanajuato, Mexico
    - 2016: New Lisbon, WI, and San José Iturbide, Guanajuato, Mexico
    - 2015: New Lisbon, WI
    - 2013: San José Iturbide, Guanajuato, Mexico
- Product Awards:
  - Heavy Duty Trucking Top 20 Products (EcoNex™ Refrigerated Trailer Powered by eNow Solar Energy, 2021)
  - SSAB Swedish Steel Prize Finalist (RIG-16 Rear Impact Guard, 2017)

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- IIHS Toughguard Award (RIG-16 Rear Impact Guard, 2017)
- Heavy Duty Trucking Top 20 Products (Cold Chain and Final Mile equipment, 2016)
- Corporate Awards:
  - Forbes America's Best Small Companies (2023)
  - FreightTech 100 by FreightWaves (2023)
  - Newsweek's America's Most Responsible Companies (2022)
  - Indiana Manufacturer's Association Innovation Excellence Award (2021)
  - IndustryWeek 50 Best U.S. Manufacturers (2018, 2017, 2016, 2015, 2013, 2006)
  - INVESTIndiana Equity Conference Top 5 Indiana Public Company (2016)
  - Supplier Diversity Development Coalition of Greater Lafayette Golden Handshake Award for Diversity and Excellence (2016)
  - Forbes 100 Most Trustworthy Companies in America (2015)
  - Indiana Employer Support of the Guard and Reserve Above and Beyond Award (2014)



Environmental, Health and Safety

- Reflected in our corporate Environmental, Health and Safety Policy, we maintain high standards for manufacturing safety. We commit to meet or exceed all applicable environmental, health, and safety standards, regulations and other requirements.
- The Operations Management at each of our facilities is directly responsible for implementing this policy and ensuring full compliance with all environmental, health, and safety laws, internal standards and requirements applicable within their respective organizations.
- We commit to manage all of our business activities in a responsible manner with respect for the environment through pollution prevention and with our highest priority being the health and safety of our employees.
- The health and wellness of our employees is critical to our success. We provide our employees with access to a variety of innovative, flexible, and convenient health and wellness programs. Such programs are designed to support employees' physical and mental health by providing tools and resources to help them improve or maintain their health status and encourage engagement in healthy behaviors.
- We continually focus on reducing the severity and frequency of workplace injuries to create a safe environment for our employees. We provide ongoing safety training and development at our production facilities, which are designed to focus on empowering our employees with the knowledge and tools they need to make safe choices and to mitigate risks. Our employees are encouraged to identify safety opportunities and report near-misses through our safety good catch program.
- We believe that all injuries and occupational illnesses, as well as environmental incidents, are preventable. In support of this, all employees

are expected to perform their work in such a manner as to not jeopardize the environment or the safety and health of themselves and their fellow workers.

- The Company utilizes a mixture of leading and lagging indicators to assess the health and safety performance of its operations. For example, a lagging indicator includes the OSHA Total Recordable Incident Rate ("TRIR"). TRIR in 2022 was 5.6, which is one of the Company's best-ever years for TRIR performance. A leading metric we use is scoring from our Blueprint for Excellence, which assesses a facility's overall safety program and identifies key areas of improvement.
- In 2020, Wabash implemented a software platform to proactively mitigate safety risks by driving business decisions based on actionable insights and advanced analytics. As part of that implementation, we are tracking near-misses enterprise-wide and setting targets to encourage reporting.
- We work to ensure that our products, processes, services, and facilities minimize the generation of waste, pollution and adverse impact on the environment.
- We work on innovations to protect the people who operate our equipment and partner with others to further promote safety by sharing best practices and ideas for implementing higher standards.
- We also demonstrate a commitment to highway safety in our products. Our Upper ID/Aux Stoplights enhance collision avoidance by making trailer braking more visible to motorists and our Rear Underride Guard System. RIG-16 surpasses U.S. and Canadian standards and prevents underride in multiple offset impact scenarios.

Director Independence	- 8 out of 9 director nominees are independent. - 3 fully independent Board committees: Nominating, Corporate Governance and Sustainability Committee, Compensation Committee and Audit Committee.
Board Accountability	- All directors are elected annually via majority voting standard. - Stockholders may amend our bylaws. - Our Nominating, Corporate Governance and Sustainability Committee is evolving its oversight of ESG, including the areas of energy consumption, climate change, greenhouse gas and other criteria relevant to our business practices.
Board Leadership	- We review board leadership, committee structure and committee membership annually and conduct an annual assessment of board effectiveness. - We have an independent Chairperson who has a strong role and significant governance duties, including presiding over all executive sessions of independent directors.
Stockholder Engagement	- We routinely meet with stockholders for conversations focused on a variety of topics, including governance, Company strategy, growth, risk management and sustainability.

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Board Evaluation and Effectiveness	• Annual Board and Committee self-assessments.
	• Annual two-way feedback and evaluation sessions with each director.
	• Annual independent director evaluation of the Chairperson and CEO.
Board Risk Oversight	• The Board and its Committees exercise robust oversight of the Company's enterprise risk management system.
Board Refreshment and Diversity	• During 2022, we added 2 new directors, and we appointed a new independent Chairperson following the 2020 Annual Meeting.
	• Board members represent diverse perspectives, including 2 female director nominees and 2 ethnically diverse director nominees.
	• We have a specified director retirement age.
Director Engagement	• All of our directors attended 75% or more of the aggregate number of meetings of our Board and the Committees on which they served.
	• We have limits on director/CEO membership on other public company boards.
Succession Planning	• CEO and leadership succession planning is one of our Board's most important responsibilities. At least once a year, our Board dedicates itself to examining the succession plans for our complete leadership team and the Board.

Our Management Approach

Our Wabash Management System ("WMS") is a set of principles and standardized business processes for the purpose of achieving our strategic objectives. These principles are centered around lean thinking and state that lean application must extend across and throughout our entire enterprise, not only our manufacturing processes. By codifying what makes our Company great, the WMS drives focus on the interconnected processes that are critical for success across our business. WMS is based on forward planning and continuous capability evaluation as we simultaneously drive execution and breakthrough performance. WMS requires everyone to be an active contributor to our enterprise-wide lean efforts and enables growth through innovation and industry leading customer satisfaction and alliances.

Our WMS principles underpin an ongoing improvement cycle that includes Strategic Planning and Deployment, Kaizen and Daily Management. It is through this set of standards and thinking that we create a "One Wabash" approach to our customers, add new business capabilities, and enable profitable growth.

In partnership with Purdue University, during 2022 we developed a curriculum called "WMS Facilitator and Coaching." We also have hosted WMS University Champion training sessions and have over 160 graduates of the program. Company-wide, we have frequent WMS communication and engagement enhancement sessions, including lunch & learn trainings. Finally, we have developed a strategic deployment process and planning cycle with our Chief Strategy Officer.

Our One Wabash organizational structure enables long-term growth for the Company with an intense focus on value streams, streamlined processes, product innovation, and a consistent, superior experience for all customers who seek our solutions in the transportation, logistics and distribution markets. The value streams leverage the power of our processes to close the cycle of customer needs and customer fulfillment.

Rebranding

In January 2022, Wabash National Corporation and its portfolio of brands rebranded as Wabash® and began a significant shift in the Company's go-to-market brand strategy. This marks a milestone in the Company's transformation, following two years of accomplishments in our reorganization, new customer acquisition, and strategic growth as One Wabash. The rebrand is a reflection of our efforts and how we go-to-market with a powerful brand strategy designed to carry all of our legacy products into the future.

The decision to make a significant shift in our brand strategy was precipitated by changes happening in the markets we serve. Transportation, logistics, and distribution is going through a momentous transition as it adapts to a compilation of forces:

- Changing dynamics across the value chain and logistics models of delivery.
- Increased dependence of supply chain security as an outcome of the COVID-19 pandemic.
- Increasingly agile and networked ecosystems enabled by new technologies.
- Advanced, disruptive material composites expanding possibilities of freight.
- Corporate stalwarts with increasing power, influence, and capabilities.
- Shifting societal attitudes around sustainability, diversity and inclusion.

Wabash aims to be a visionary leader that drives the changing business of transport in ways that move the entire industry forward.

Proxy Statement

We see a different future reality than our competition in the context of social, technological, and logistics changes, and we have chosen to go down a substantially different path to re-shape the industry and pull that future forward for our customers. We saw how logistics changes would disrupt the industry and result in customers buying from one source, in one way, from first to final mile. We saw the need to radically change how products are conceived and designed upfront in engineering with new technologies to make leap-frog improvements in quality and consistency. We had the foresight to develop and commercialize a new composite technology that can deliver breakthrough value to customers. Going forward, we see the need to expand connectivity from the source all the way to the home to ensure food safety, versus myopically focusing on point solutions.

As of January 2022, we market nearly all products in our Transportation Solutions and Parts & Services segments as Wabash® and no longer market the following brand names: Wabash National®, Benson®, Brenner® Tank, Brenner Tank Services, Bulk Tank International, Supreme®, Supreme Upfit Solutions and Service, Tower Structural Laminating, Transcraft®, Walker® Engineered Products, and Walker Transport. In addition, we no longer market the product brands ArcticLite®, Kold King®, Iner-City® and Spartan.

The Company will continue to market DuraPlate®, DuraPlateHD®, DuraPlate AeroSkirt®, and AeroSkirt CX®, as well as the new EcoNex™ Technology brand for our proprietary molded structural composite and Wabash Acutherm™, a new portfolio of solutions designed for intelligent thermal management.

Voting Matters and Vote Recommendation (page 18)

The following table summarizes the proposals to be considered at the Annual Meeting and the Board's voting recommendation with respect to each proposal.

PROPOSALS	BOARD VOTE RECOMMENDATION	PAGE
Election of Directors	**FOR** EACH NOMINEE	20
Advisory Vote on the Compensation of Our Named Executive Officers ("Say-on-Pay")	**FOR**	71
Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	72
Advisory Vote on the Frequency of Future Advisory Votes on Named Executive Officer Compensation	**FOR** FREQUENCY OF 1 YEAR	74

Board Nominees (page 20)

The following table provides summary information about each director nominee, as of the Record Date.

NAME	AGE	DIRECTOR SINCE	OCCUPATION	INDEPENDENT	OTHER PUBLIC BOARDS
Therese M. Bassett	59	November 2019	Managing Director, NuVentures LLC	Yes	No
John G. Boss	63	December 2017	Former President and Chief Executive Officer, Momentive Performance Materials Inc.	Yes	Yes
Trent J. Broberg	41	September 2022	Chief Executive Officer, ACERTUS	Yes	No
Larry J. Magee	68	January 2005	President, Magee Ventures Group	Yes	No
Ann D. Murtlow	62	February 2013	Former President and Chief Executive Officer, United Way of Central Indiana	Yes	Yes
Sudhanshu Priyadarshi	46	November 2022	Chief Financial Officer, Keurig Dr Pepper Inc. (KDP)	Yes	No
Scott K. Sorensen	61	May 2005	President, Thatcher Company, Inc.	Yes	No
Stuart A. Taylor II	62	August 2019	Chief Executive Officer, The Taylor Group LLC	Yes	Yes
Brent L. Yeagy	52	October 2016	President and Chief Executive Officer, Wabash National Corporation	No	No

Proxy Statement

The table below summarizes key qualifications, skills and attributes most relevant to the decision to nominate the candidates to serve on our Board. A mark indicates a specific area of focus or experience on which the Board relies most. The lack of a mark does not mean the director nominee does not possess that qualification or skill. Each director nominee biography in this proxy statement describes each nominee's qualifications and relevant experience in more detail.

DIRECTORS	Therese M. Bassett	John G. ("Jack") Boss	Trent J. Broberg	Larry J. Magee	Ann D. Murtlow	Sudhanshu Priyadarshi	Scott K. Sorensen	Stuart A. Taylor II	Brent L. Yeagy
Independent	●	●	●	●	●	●	●	●	
Diversity	●				●	●		●	
Logistics, Transportation and/ or First to Final Mile			●			●			●
Diverse Manufacturing		●		●		●	●		●
Risk Management (Including Supply Chain/Commodities Management)	●	●	●	●		●			●
Technology and Materials Innovation		●	●			●			●
Legislative/Regulatory					●		●		
Qualified Financial Expert/ Finance/Treasury						●	●	●	
Accounting, Finance and Capital Markets			●			●	●	●	
M&A	●	●	●	●	●	●	●	●	●
Technology/Cybersecurity			●		●	●	●	●	
Distribution and Digital Marketplace	●		●	●		●			
Competitive Pricing/Sales		●	●	●					●
ESG	●	●		●	●				●
Strategy	●	●	●	●	●	●	●	●	●

Named Executive Officer Compensation (Say-on-Pay) (page 71)

We are asking stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers. The primary objectives and philosophy of our compensation programs are to (i) drive executive behaviors that maximize long-term stockholder value creation, (ii) attract and retain talented executive officers with the skills necessary to successfully manage and grow our business, and (iii) align the interests of our executive officers with those of our stockholders by rewarding them for strong Company performance. In support of these objectives, in 2022, we:

• **Delivered a meaningful proportion of NEO compensation in share-based incentives**. In 2022, approximately 65% of Mr. Yeagy's total direct compensation (i.e., base salary, target short-term incentive and target long-term incentive), and on average 49% of the other NEOs' total direct compensation, was targeted to be delivered in the form of restricted stock units and performance stock units, with a goal of driving sustainable stockholder value.

- **Weighted a significant portion of NEO compensation toward variable and performance-based pay elements**. In 2022, approximately 82% of Mr. Yeagy's total direct compensation, and on average 70% of the other NEOs' total direct compensation, was targeted to be delivered in variable short-term (annual) or long-term incentive compensation.

- **Engaged an independent compensation consultant** to conduct a market review of our compensation package to ensure it was competitive with our peers.

Independent Registered Public Accounting Firm (page 72)

We ask that our stockholders ratify the selection of Ernst & Young LLP as our independent registered public accountants for the year ending December 31, 2023.

Frequency of Future Advisory Votes on Named Executive Officer Compensation (page 74)

We ask that our stockholders approve, on an advisory basis, the frequency of future advisory votes on named executive officer compensation to be held every 1 year, 2 years or 3 years.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 10, 2023.

Our Annual Report and this Proxy Statement are available at www.proxyvote.com. To access our Annual Report and Proxy Statement, enter the control number referenced on your proxy card.

Proxy Statement

Information About the Annual Meeting, Proxy Materials and Voting

What is the Purpose of the Annual Meeting?

At the Annual Meeting, our management will report on our performance during 2022 and respond to questions from our stockholders. In addition, stockholders will act upon the matters outlined in the accompanying Notice of Annual Meeting of Stockholders, which include the following four proposals:

Proposal 1   To elect nine members of the Board of Directors.

Proposal 2   To hold an advisory vote on the compensation of our named executive officers.

Proposal 3   To ratify the appointment of Ernst & Young LLP as Wabash National Corporation's independent registered public accounting firm for the year ending December 31, 2023.

Proposal 4   To hold an advisory vote on the frequency of future advisory votes on named executive officer compensation.

Stockholders will also consider any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. Management is currently not aware of any other business to come before the Annual Meeting.

Stockholders may act on the proposals by voting a proxy or voting by virtual presence online at the Annual Meeting.

What is the purpose of the proxy materials?

We are providing these proxy materials in connection with the solicitation by the Company of proxies to be voted at the Annual Meeting and at any adjournments or postponements thereof. The proxy materials (including the Notice of Annual Meeting, this Proxy Statement, and our Annual Report on Form 10-K) include information that we are required to provide to you under the rules of the Securities and Exchange Commission (the "SEC") and are designed to assist you in voting on the matters presented at the Annual Meeting. We first mailed the proxy materials to stockholders on or about March 28, 2023.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. By voting your proxy, you are giving the persons named on the proxy card the authority to vote your shares in the manner you indicate on your proxy card.

Who is Entitled to Vote?

Only stockholders of record at the close of business on March 13, 2023 (the "Record Date") are entitled to receive notice of the Annual Meeting and to vote the shares of common stock of the Company (the "Common Stock") that they held on the Record Date at the Annual Meeting, or any postponement or adjournment of the Annual Meeting. As of the Record Date, we had 47,769,982 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock entitles its holder to cast one vote on each matter to be voted upon.

What is the difference between a stockholder of record and a beneficial owner?

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, you are a "stockholder of record." If your shares are held in a stock brokerage account or by a bank or other custodian or nominee, you are considered the beneficial owner of shares held in "street name." As a beneficial owner, you have the right to direct your broker, bank or other custodian or nominee on how to vote your shares.

Who can Attend the Annual Meeting by virtual presence online?

All stockholders of record as of the close of business on the Record Date, or their duly appointed proxies, may attend the Annual Meeting by virtual presence online by visiting www.virtualshareholdermeeting.com/WNC2023 at 9:45 a.m. Eastern time through the conclusion of the meeting and providing the control number found on the proxy card. If your shares are held in "street name," you must first obtain a proxy issued in your name from your bank or other custodian or nominee before attending the Annual Meeting by virtual presence online. You will need to provide the control number found on the proxy card provided by such bank or other custodian or nominee.

Technical support, including related technical support phone numbers, will be available at 9:45 a.m. Eastern time through the conclusion of the meeting.

The 2023 Annual Meeting of Stockholders will be accessible through the Internet. We have worked to offer the same participation opportunities as were provided at the in-person portion of our past meetings while further enhancing the online experience available to all stockholders regardless of their location. You are entitled to participate in the Annual Meeting if you were a stockholder as of the close of business on March 13, 2023. The Annual Meeting will begin promptly at 10:00 a.m. Eastern time, and you should allow ample time for the online check-in procedures.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. The other methods by which you may vote are described below.

This year's stockholder question and answer session will provide our stockholders with the opportunities to ask questions regarding our business submitted live during the Annual Meeting. Questions may be submitted at the Annual Meeting through www.virtualshareholdermeeting.com/WNC2023. We will post questions and answers if applicable to our business on our Investor Relations website as soon as practicable after the meeting.

How do I Vote?

If you are a "stockholder of record," you can vote on matters to come before the Annual Meeting in the following four ways:

- Visit the website noted on your proxy card to vote **via the internet**;
- Use the telephone number on your proxy card to vote **by telephone**;
- Vote **by mail** by completing, dating and signing the proxy card mailed with your notice and returning it in the provided postage-paid envelope. If you do so, you will authorize the individuals named on the proxy card, referred to as the proxies, to vote your shares according to your instructions. If you provide no instructions, the proxies will vote your shares according to the recommendation of the Board of Directors or, if no recommendation is given, in their own discretion; or
- Attend the Annual Meeting **by virtual presence online** and cast your vote.

If you hold your shares in "street name" through a broker, then you can vote by following the materials and instructions provided by your broker, or you can vote by virtual presence online at the Annual Meeting.

What if I vote and then change my mind?

If you are a "stockholder of record," you may revoke your proxy at any time before it is exercised by:

- Providing written notice of revocation to the Corporate Secretary, Wabash National Corporation, 3900 McCarty Lane, Lafayette, Indiana 47905;
- Voting again, on a later date, via the internet or by telephone (only your latest internet or telephone proxy submitted prior to the Annual Meeting will be counted);
- Submitting another duly executed proxy bearing a later date; or
- Attending the Annual Meeting by virtual presence online and casting your vote.

Only your last vote will be the vote that is counted.

Proxy Statement

If you hold your shares in "street name," then you must contact the record holder of your shares to change your voting instructions.

What are the Board's Recommendations?

The Board recommends that you vote FOR the election of each of the director nominees, FOR the approval, on an advisory basis, of the compensation of our named executive officers, FOR ratification of the appointment of our auditors and FOR 1 YEAR as the frequency of future advisory votes on named executive officer compensation.

What Vote is Required for Each Proposal?

The following table summarizes the vote threshold required for approval of each proposal and the effect of abstentions, uninstructed shares held by brokers, and unmarked, signed proxy cards. **On all proposals, if you sign and return a proxy or voting instruction card, but do not mark how your shares are to be voted, they will be voted as the Board recommends**.

PROPOSAL NUMBER	ITEM	VOTE REQUIRED FOR APPROVAL OF EACH ITEM	ABSTENTIONS	UNINSTRUCTED SHARES	UNMARKED, SIGNED PROXY CARDS
1	Election of Directors	Majority of votes cast	No effect	Not voted	Voted "for"
2	Advisory vote on executive compensation	Majority of shares present and entitled to vote	Same effect as "against"	Not voted	Voted "for"
3	Ratification of Appointment of Independent Auditor	Majority of shares present and entitled to vote	Same effect as "against"	Discretionary vote	Voted "for"
4	Advisory vote on frequency of future advisory votes on executive compensation	Majority of votes cast: Option among choices that receives the majority of votes cast "for"	No effect	Not voted	Voted "for" a frequency of 1 year

If you hold your shares in "street name" through a broker and you do not provide your broker with voting instructions, then, under New York Stock Exchange ("NYSE") Rules, your broker may elect to exercise voting discretion with respect to "routine matters," which includes the ratification of the appointment of our independent auditor (Proposal 3). However, on "non-routine" matters, which include the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 2) and the advisory vote on frequency of future advisory votes on executive compensation (Proposal 4), your broker may not vote your shares unless you provide your broker with instructions. These so-called broker "non-votes" will be counted in determining whether there is a quorum.

What Constitutes a Quorum?

The presence at the Annual Meeting, by virtual presence online or by valid proxy, of the holders of a majority of the shares of our Common Stock outstanding on the Record Date will constitute a quorum, permitting us to conduct our business at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting.

Who will Bear the Costs of this Proxy Solicitation?

We will bear the cost of solicitation of proxies. This includes the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding Common Stock. We may solicit proxies by mail, personal interview, telephone or via the Internet through our officers, directors and other management employees, who will receive no additional compensation for their services. In addition, we have retained Laurel Hill Advisory Group, LLC to assist with proxy solicitation. For their services, we will pay a fee of $7,000 plus out-of-pocket expenses.

How will my shares be voted if other matters are presented at the Annual Meeting?

As of the date of this Proxy Statement, the Board of Directors does not intend to present at the Annual Meeting any matters other than those described in this Proxy Statement and does not know of any matters that will be presented by other parties. If any other matter is properly brought before the meeting for action by the stockholders, proxies will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

Proxy Statement

Proposal 1 – Election of Directors

Our Bylaws provide that our Board of Directors, or the Board, shall be comprised of not less than three, nor more than twelve, directors with the exact number to be fixed by resolution of the Board. As of the date of this Proxy Statement, the Board is comprised of nine directors. At the Annual Meeting, stockholders will be asked to elect each of the nine director nominees listed below, each of whom shall serve for a term of one year or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Below is information regarding each of the director nominees. Information regarding the Board's process for nominating directors and director qualifications can be found below under the "Corporate Governance" section of this Proxy Statement.

Information on Directors Standing for Election

The biographies of each of the nominees below contains information regarding the experiences, qualifications, attributes or skills that caused the Nominating, Corporate Governance and Sustainability Committee and the Board to determine that the person should serve as a director of the Company. The name, age, business experience, and public company directorships of each nominee for director, during at least the last five years, are set forth in the table below.

Therese M. Bassett



Age: 59
Director since: November 2019

Ms. Bassett is the Managing Director of NuVentures LLC., a consulting firm focused on strategy, innovation and M&A pipeline development. Prior to NuVentures, she served as Chief Strategy, Innovation, and Mergers and Acquisitions Officer at Avnet, Inc., a global electronic components and distribution services company, where she was responsible for identifying growth opportunities to enhance the overall business portfolio, financial strength and global market value. During her 26-year career with Avnet, Ms. Bassett also held the positions of Senior Vice President, Global HR Solutions (2010- 2016), Vice President, Strategic Planning and Business Intelligence (1998-2010), Manager, Electronic Manufacturing Services Business Development (1995-1998), and International Export and Transportation Manager (1993-1995). She is a graduate of Temple University and received an MBA from the University of Phoenix.

Qualifications: Ms. Bassett's M&A, innovation and strategy expertise and her senior leadership experience reflected in her biography support the Board's conclusion that she should again be nominated as a director.

John G. Boss



Age: 63
Director since: December 2017

Mr. Boss is the former President and Chief Executive Officer of Momentive Performance Materials Inc. ("MPM"). Mr. Boss served in this role from December 2014 to March 2020. MPM is a global producer of silicones, quartz and specialty ceramic materials. Mr. Boss served as a director of MPM Holdings Inc. from October 2014 to March 2020. Mr. Boss served as the President of the Silicones & Quartz Division at MPM since joining in March 2014 to December 2014 and served as its Executive Vice President from March 2014 to March 2020. In April 2014, shortly after Mr. Boss joined the company, MPM filed voluntary petitions for reorganization relief pursuant to Chapter 11 of the United States Bankruptcy Code. Mr. Boss' career spans more than 30 years in the specialty chemicals and materials industry, including various executive leadership positions with Honeywell International, a producer of commercial and consumer products from 2003 through 2014. Mr. Boss served as Vice President and General Manager of Specialty Products, Vice President and General Manager of Specialty Chemicals and President of Honeywell Safety Products at Honeywell International. Prior to joining Honeywell, Mr. Boss held positions of increasing responsibility at Great Lakes Chemical Corporation and Ashland Corporation (formerly International Specialty Products). Since 2020, Mr. Boss has served as a Director for Cooper Standard Corporation and as a Director and Audit Committee Member for Libbey, Inc. Mr. Boss currently serves as a Director of Calumet Specialty Products Partners, L.P. He has a Master of Business Administration degree in Marketing and Finance from Rutgers Graduate School of Management in 1996 and a Bachelor's Degree in Mechanical Engineering from West Virginia University in 1981.

Qualifications: As reflected in his biography, Mr. Boss' service in various leadership positions at other public companies, particularly, his recent service as a sitting chief executive officer at another public company and concomitant understanding of the day-to-day complexities and challenges of running such an organization, and his service on our Board, support the Board's conclusion that he should again be nominated as a director.

Proxy Statement

Trent J. Broberg



Age: 41
Director since: September 2022

Mr. Broberg has served as the Chief Executive Officer and member of the Board of Directors of ACERTUS, an automotive logistics as a service platform since 2021 and was a member of the Board of Directors of DiCentral LLC, a global EDI software service provider helping organizations optimize their supply chain from 2019 to 2022 until acquired by True Commerce.

Mr. Broberg has extensive experience with major carriers, as well as the digital and technology aspects of transportation management. Prior to joining ACERTUS, Mr. Broberg served as Chief Operating Officer at Truckstop.com, where he led or supported over five M&A transactions, two recapitalizations, strategy, and operations from 2016 until 2021. In the two years leading up to his tenure at Truckstop.com, Mr. Broberg served as General Manager for Real Time Freight LLC, which was later acquired by Truckstop.com in 2016.

Mr. Broberg also holds a wealth of marketing, sales and operations knowledge as a result of his early career experience serving as Director of Marketing at DB Schenker and Swift Transportation. Mr. Broberg received a Bachelor of Science degree in Marketing and an MBA from the WP Carey School of Business at Arizona State University.

Qualifications: The leadership, executive and board experience within the spaces of logistics, supply chain and technology expertise reflected in Mr. Broberg's biography support the Board's conclusion that he should be nominated as a director. Mr. Broberg was originally recommended as a director nominee by a third-party search firm.

Larry J. Magee



Age: 68
Director since: January 2005
Chairperson of the Board since: May 2020

Mr. Magee has served as President of Magee Ventures Group, a consulting firm, since May 2018. Prior to his current position, he served as Interim CEO of Magnolia Group, LLC in Waco, Texas from April 2017 until May 2018.

Mr. Magee was President and CEO of Heartland Automotive Services, Inc., the largest operator of quick lube retail service centers, operating over 540 Jiffy Lube locations in North America. He held this position from April 2015 until his retirement in October 2016. Prior to assuming the role of President and CEO of Heartland Automotive, Mr. Magee was the President, Consumer Tire U.S. & Canada, for Bridgestone Americas Tire Operations, LLC, a tire and rubber manufacturing company, a position he held from January 2011 until his retirement from Bridgestone in September 2013. He also served as Chairman of BFS Retail & Commercial Operations, LLC and Bridgestone of Canada, Inc. From December 2001 until January 2011, he served as Chairman, Chief Executive Officer and President of BFS Retail & Commercial Operations, LLC. Prior to December 2001, Mr. Magee served as President of Bridgestone/ Firestone Retail Division, beginning in 1998. Mr. Magee has over 38 years combined experience in sales, marketing, and operational management, and held positions of increasing responsibility within the Bridgestone/Firestone family of companies during his 38-year tenure with Bridgestone/Firestone.

Qualifications: The manufacturing, retail and strategic expertise reflected in Mr. Magee's biography, including his performance as the chief executive officer and as a board member for divisions of another company, as well as his participation on our Board, support the Board's conclusion that he should again be nominated as a director.

Proxy Statement

Ann D. Murtlow



Age: 62
Director since: February 2013

Ms. Murtlow served as the President and Chief Executive Officer of United Way of Central Indiana, an organization that fights for the education, financial stability, health and basic needs for Central Indiana through the development and support of programs and organizations that serve struggling families and move them to self-sufficiency, from April 1, 2013 to June 30, 2022. Prior to assuming this role, Ms. Murtlow had a 30-year career in the global energy industry. Ms. Murtlow began her career as a design engineer with Bechtel Power Corporation, one of the world's leading designers and constructors of electric utility infrastructure. Ms. Murtlow then joined AES Corporation ("AES"), where she developed a specialty in environmental permitting and became a leader in domestic and international power plant project development. She subsequently joined AES's London office where she was named Vice President and Group Manager of AES's development and operations in northern and central Europe. In 2002, Ms. Murtlow was named President and Chief Executive Officer at IPALCO Enterprises, Inc., and its subsidiary, Indianapolis Power & Light Company. Ms. Murtlow currently serves as a Director of Evergy, Inc., and its subsidiaries, Evergy Kansas Central, Inc. (Kansas corporation), Evergy Kansas South, Inc., Evergy Metro, Inc., and Evergy Missouri West, Inc. Ms. Murtlow served as a Director of First Internet Bancorp and its subsidiary, First Internet Bank, from early 2013 until March 2020. Ms. Murtlow holds a Bachelor of Science degree in Chemical Engineering from Lehigh University and is a National Association of Corporate Directors Board Leadership Fellow.

Qualifications: The financial and strategic leadership experience reflected in Ms. Murtlow's biography, her service as the former chief executive officer of a regulated electric utility company, service on the boards of other public companies, her participation on our Board and her experience in corporate social responsibility, support the Board's conclusion that she should again be nominated as a director.

Sudhanshu Priyadarshi



Age: 46
Director since: November 2022

Sudhanshu Priyadarshi is Chief Financial Officer of Keurig Dr Pepper (KDP), where he leads the Finance and Information Technology organizations. He has served in this role since November, 2022. Mr. Priyadarshi has over two decades of global leadership experience in the technology, logistics, retail, consumer packaged goods, and pharmaceutical industries. Prior to Keurig Dr Pepper, Mr. Priyadarshi was the CFO of Vista Outdoor Inc., a leading global designer, manufacturer and marketer of consumer products in the outdoor sports and recreation markets, from April 2020 to October 2022. He had previously been CFO of Flexport, a digital freight forwarder, from 2018 to 2019, where he led all financial operations, Global Real Estate and Insurance P&L for the company. Mr. Priyadarshi joined Flexport from Walmart, where he was Vice President of Finance for Walmart U.S. eCommerce from 2017 to 2018, driving all retail finance operations for Walmart.com, Hayneedle.com, Shoes.com, Moosejaw.com, Store No 8 (technology startup incubator) and Walmart's partnership with Google. Prior to this role, he was the Vice President, Finance & Strategy at Walmart U.S. from 2016 to 2017 and was responsible for leading finance for Walmart's general merchandise and soft line business unit, a $100B division. He joined Walmart from Cipla, a $10 billion market cap publicly traded top 10 global generic pharmaceutical company, where he was the Global Chief Operating Officer, and previously Group Head, Corporate Strategy and Development. Mr. Priyadarshi worked for PepsiCo from 1999 to 2013 growing through the ranks in various management and leadership roles in Finance, Strategy and Operations. In his last role at PepsiCo, he served as CFO of Global R&D and Global Nutrition Platforms, a $10B nutritious food and beverage business. Mr. Priyadarshi is a graduate of Physics from India and has an MBA in Finance from University of Technology, Sydney.

> **Qualifications:** The finance, logistics, and technology expertise reflected in Mr. Priyadarshi's biography support the Board's conclusion that he should be nominated as a director. Mr. Priyadarshi was originally recommended as a director nominee by a third-party search firm.

Proxy Statement

Scott K. Sorensen



Age: 61
Director since: May 2005

Mr. Sorensen is currently the President and a member of the Board of Directors of Thatcher Company, Inc., a privately-held industrial chemical manufacturer. He has served in this role since January 2022. Mr. Sorensen also served as Chief Financial Officer of Thatcher Company, Inc. from January 2022 to July 2022. Previously, Mr. Sorensen served as Managing Director of Sorensen Capital, LLC from November 2019 until January 2022. From May 2018 through November 2019, Mr. Sorensen served as the President and Chief Operating Officer of Ivanti Software and member of its Board of Directors. Ivanti is a leading enterprise software provider of unified IT solutions for the security, endpoint management and service management requirements of customers. Prior to his role as President and Chief Operating Officer of Ivanti Software, Mr. Sorensen served as the President and Chief Executive Officer and was a member of the Board of Directors of Sorenson Holdings which is a leading provider of assistive communications products and services from 2016 – 2018. Mr. Sorensen also held the position of Chief Operating Officer from 2012 – 2016 and served as the Chief Financial Officer from 2007 – 2016. Previously, Mr. Sorensen served as the Chief Financial Officer of Headwaters Inc. from 2005 – 2007 which was a diversified energy and construction materials provider. Prior to joining Headwaters, Mr. Sorensen was the Vice President and Chief Financial Officer of Hillenbrand Industries, a manufacturer and provider of products and services for the health care and funeral services industries, from 2001 – 2005. Mr. Sorensen also served in various financial leadership roles at Westinghouse Electric and worked in the operations and aerospace practices with McKinsey & Company.

Qualifications: Mr. Sorensen's financial expertise and experience in corporate finance, combined with his experience in manufacturing, technology, strategy and mergers and acquisitions, as reflected in his biography, and his participation on our Board, support the Board's conclusion that he should again be nominated as a director.

Stuart A. Taylor II



Age: 62
Director since: August 2019

Mr. Taylor is the Chief Executive Officer of The Taylor Group LLC, a private equity firm focused on creating and acquiring businesses. In this role, which he has held since 2001, Mr. Taylor oversees the firm's sourcing and execution of investments and acquisition and disposition transactions. In addition, Mr. Taylor delivers deep financial and transactional expertise based on his Wall Street career along with significant experience as a director for publicly traded companies. He previously held positions as senior managing director at Bear, Stearns & Co. Inc. (1999-2001), and managing director of CIBC World Markets and head of its Global Automotive Group and Capital Goods Group (1996-1999). He also served as managing director of the Automotive Industry Group at Bankers Trust (1993-1996), following a 10-year position in corporate finance at Morgan Stanley & Co.

Mr. Taylor was previously a member of the Board of Directors of Essendant Inc. formerly known as United Stationers Inc., a wholesale distributor of business products, from 2011 until its sale to Staples Inc. in January 2019. In addition, in October 2020, Mr. Taylor was appointed to the board of directors of Solenis LLC, a privately-held global producer of specialty chemicals for water-intensive industries, where he serves on the Compensation Committee. He also serves as a director for Hillenbrand Inc. and Ball Corporation. He is a graduate of Yale University and received an MBA from the Harvard Graduate School of Business.

Qualifications: Mr. Taylor's in-depth knowledge of strategic M&A and corporate development, financial expertise and service on other public company boards, as reflected in his biography, support our Board's conclusion that he should again be nominated as a director.

Proxy Statement

Brent L. Yeagy



Age: 52
Director since: October 2016

Mr. Yeagy serves as President and Chief Executive Officer of Wabash National Corporation, a position he has held since June 2018. Prior to his current role, Mr. Yeagy was President and Chief Operating Officer of Wabash from October 2016 to June 2018. Mr. Yeagy joined Wabash in 2003 and held a number of positions with increasing responsibility, including Vice President of Manufacturing, Vice President and General Manager of Commercial Trailer Products, and Senior Vice President – Group President, Commercial Trailer Products. Prior to Wabash, from 1999 to 2003, Mr. Yeagy held various positions within human resources, environmental engineering and safety management for Delco Remy International. Mr. Yeagy served in various plant engineering roles at Rexnord Corporation from December 1995 through 1999. He also served in the United States Navy from 1991 to 1994.

Mr. Yeagy holds a Bachelor of Science in Environmental Engineering Science and a Master of Science in Safety Engineering from Purdue University, and an MBA in Business Management from Anderson University. He has also attended executive programs at the University of Michigan's Ross School of Business as well as Stanford's Graduate School of Business. Mr. Yeagy is a graduate of the U.S. Navy's Naval Nuclear Power Program and participated in the Navy's Officer Candidate Program.

Qualifications: Mr. Yeagy's more than 25 years of experience in executive leadership, beginning with his career in the United States Navy, and his strong background in managing many facets of operations in a manufacturing company, as reflected in his biography, and his role as our President and Chief Executive Officer, support the Board's conclusion that he should again be nominated as a director.

Board Recommendation

The Board of Directors UNANIMOUSLY recommends a vote "FOR" the election of each of the director nominees listed above.

Corporate Governance

Governance Guidelines & Code of Business Conduct & Ethics

The Board has adopted Corporate Governance Guidelines (the "Guidelines") which set forth a framework within which the Board oversees and governs the affairs of Wabash. The Guidelines cover, among other things, the composition and functions of the Board, director independence, director stock ownership, management succession and review, Board committees, the selection of new directors, and director responsibilities and duties.

Our Board has also adopted a Code of Business Conduct and Ethics (which applies to all of our directors, officers, and employees) and an additional Code of Business Conduct and Ethics for the Chief Executive Officer and Senior Financial Officers (together, the "Codes"). The Codes cover, among other things, compliance with laws, rules and regulations (including insider trading), conflicts of interest, corporate opportunities, confidentiality, protection and use of Company assets, and the reporting process for any illegal or unethical conduct. Any amendment to, or waiver from, a provision of the Codes for a director or executive officer will be promptly disclosed and posted on our website as required by law or the listing standards of the NYSE.

The Guidelines and the Codes are available on the Governance/Governance Documents page of the Investor Relations section of our website at ir.onewabash.com and are available in print without charge by writing to: Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905.

Board Structure and its Role in Risk Oversight

Director Independence

In February 2023, our Board of Directors undertook its annual review of director independence to determine the independence of our directors in accordance with NYSE listing standards and the Guidelines. As a result of this review, the Board of Directors affirmatively determined that all of the directors nominated for election at the Annual Meeting and all currently serving directors are independent of Wabash and its management within the meaning of the rules of NYSE, with the exception of Brent L. Yeagy, our President and Chief Executive Officer.

Independent Chairperson

The Board does not have a formal policy on whether the roles of Board Chairperson and Chief Executive Officer should be separate or combined. Rather, the Guidelines provide that the independent members of the Board may select the Chairperson of the Board and the Company's Chief Executive Officer in the manner they consider in the best interests of the Company.

Currently, the Board believes that it is in the best interests of the Company for the Chairperson and Chief Executive Officer positions to be held by separate persons, given the differences between the two roles in our current management structure. Our Chief Executive Officer, among other duties, is responsible for setting the strategic direction for the Company and the day-to-day leadership and performance of the Company, while the Chairperson of the Board, among his other responsibilities, presides at the executive sessions of our independent and non-management directors (unless a lead independent director has been appointed) and facilitates communication between our independent directors and management. However, the Board reserves the right to combine the positions of the Chief Executive Officer and Chairperson, should it determine that such a change is appropriate for our Company in the future.

In the event that our Board's Chairperson is not an independent director in accordance with NYSE listing standards and our Corporate Governance Guidelines, the independent directors shall appoint from among themselves a lead independent director. If appointed, such lead independent director shall preside at executive sessions. Our current Chairperson is an independent director and we have no lead independent director at this time.

Director Refreshment

Our Guidelines require that once any Board member reaches the age of 72, the Nominating, Corporate Governance and Sustainability Committee must annually consider the member's continuation on the Board, and recommend to the Board whether, in light of all the circumstances, the Board should request that such member continue to serve on, or retire from, the Board. As of the date of the 2023 Annual Meeting, none of the director nominees will have reached the age of 72.

Director Attendance

During 2022, our Board held 6 meetings. In 2022, all of the directors attended 75% or more of the total meetings of the Board and of the committees on which they serve that were held during the period that the director served on the Board. Our Board strongly encourages all of our directors to attend our Annual Meeting, and in 2022, all of our then serving directors attended the Annual Meeting.

Board's Role in Risk Oversight

Board of Directors

The Board believes that strong and effective internal controls and risk management processes are essential elements in achieving long-term stockholder value. The Board, directly and through its committees, is responsible for overseeing material risks potentially affecting the Company, while management is responsible for implementing processes and controls to mitigate the effects of identified risks on the Company and managing day-to-day risks. Management also provides the Board with regular reports regarding oversight of financial and systemic risks within the Company.

The risk oversight by each of the Board committees is detailed below. Each committee reports to the Board of Directors quarterly regarding the committee's risk management considerations and actions.

Audit Committee

- Reviews audit and financial controls
- Investigates any matters pertaining to the integrity of management, including conflicts of interest, compliance with our financial controls, and adherence to Company policies
- Regularly meets with our General Counsel and members of management to discuss and assess potential enterprise risks, including potential cyber security risks and risk management related to information privacy
- Regularly meets with our external auditors to discuss and assess potential risks
- Reviews our risk management practices and risk-related policies (including the Codes)
- Evaluates potential related person transactions

Nominating, Corporate Governance and Sustainability Committee

- Reviews our Governance Guidelines and Code of Business Conduct and Ethics and recommends revisions as necessary
- Evaluates director independence, board structure and committee membership
- Oversees annual evaluation of the Board, Committees, Chairperson of the Board and CEO
- Reviews the Corporate Responsibility Report and recommends revisions as appropriate
- Oversees Board succession and professional development
- Reviews risk oversight and management in assisting the Board in overseeing governance matters

Compensation Committee

- Monitors our executive compensation packages and our incentive compensation plans, which seek to encourage appropriate, and not excessive, risk-taking by our executives and other employees

Finance Committee

- Assists the Board in its oversight of the Company's capital structure, financing, investment and other financial matters of importance to the Company

Proxy Statement

Committees of the Board

The Board has four standing committees: (1) the Nominating, Corporate Governance and Sustainability Committee, (2) the Compensation Committee, (3) the Audit Committee and (4) the Finance Committee. Each committee maintains a charter, which can be accessed electronically from the Governance/Governance Documents page of the Investor Relations section of our website at ir.onewabash.com or by writing to us at Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905.

The following table indicates each standing committee or committees on which our directors served as of December 31, 2022:

NAME	NOMINATING, CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE	COMPENSATION COMMITTEE	AUDIT COMMITTEE	FINANCE COMMITTEE
Therese M. Bassett	Member		Member	Member
John G. Boss		Chair		Member
Trent J. Broberg	Member			Member
Larry J. Magee	Member	Member		
Ann D. Murtlow	Chair	Member		
Sudhanshu Priyadarshi		Member	Member	
Scott K. Sorensen		Member	Chair	
Stuart A. Taylor II			Member	Chair
Brent L. Yeagy				Member

Nominating, Corporate Governance and Sustainability Committee

The Nominating, Corporate Governance and Sustainability Committee met 6 times during 2022. The Nominating, Corporate Governance and Sustainability Committee's responsibilities include:

• Assisting the Board by leading board member recruitment efforts, including identifying individuals or reviewing stockholder-nominated individuals qualified to become directors, recommending to the Board the director nominees for the next annual meeting of stockholders, and performing initial interviews of potential board member candidates;

• Developing and recommending to the Board a set of corporate governance principles applicable to the Company;

• Leading the Board in its annual review of the Board's performance;

• Recommending to the Board director nominees for each Board committee;

• Assisting the Board in oversight of governance matters, reviewing and assessing the effectiveness of Wabash's environmental, social and governance ("ESG") polices, goals and programs;

• Overseeing implementation of ESG practices;

• Regularly reviewing and providing updates to the Board regarding ESG compliance developments; and

• Overseeing and advising the Board on ESG-related engagement efforts with key stakeholders.

As part of the Nominating, Corporate Governance and Sustainability Committee's annual review of the Board's performance, and its process for recommending director nominees for the next annual meeting of stockholders (which is described in more detail below under "Nomination of Director Candidates,") it regularly considers each member's attendance and overall contributions to the Board, the diversity of the Board's composition (including diversity of expertise, geography, age, gender, race, and ethnicity), and the willingness of a member to represent and serve the long-term interests of our stockholders.

Compensation Committee

The Compensation Committee met 6 times during 2022. The Compensation Committee's responsibilities include:

- Considering, recommending, and approving our incentive compensation plans and our equity-based plans for our executive officers;

- Annually reviewing and recommending to the Board the forms and amounts of director compensation; and

- Annually reviewing and approving the corporate goals and objectives relevant to the CEO's and other executive officers' compensation, evaluating their performance in light of those goals and objectives, and setting compensation levels based on the evaluations.

In 2022, as in past years, the Compensation Committee engaged an independent compensation consultant, Meridian Compensation Partners LLC ("Meridian"). The Compensation Committee requested that Meridian provide competitive market assessments regarding executive officer compensation, which were used by the Compensation Committee in determining the appropriate executive officer compensation levels for 2022 that are in line with the Company's compensation plans, philosophies and goals. Meridian also provides market assessments regarding non-employee director compensation.

Additional information regarding the Compensation Committee's process for determining executive officer compensation can be found below in the Compensation Discussion and Analysis section of this Proxy Statement under the heading "Compensation Methodology and Process."

Audit Committee

The Board has established a separately designated standing Audit Committee in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee met 8 times during 2022. In addition to the Board's determination that each member of the Audit Committee is "independent" within the meaning of the rules of the NYSE, the Board also determined that Messrs. Priyadarshi, Sorensen and Taylor are "audit committee financial experts" as defined by the rules of the SEC, and that they have accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

The Audit Committee's responsibilities include:

- Reviewing the independence of the independent auditors and making decisions regarding engaging and discharging independent auditors;

- Reviewing with the independent auditors the plans and results of auditing engagements;

- Reviewing and approving non-audit services provided by our independent auditors and the range of audit and non-audit fees;

- Reviewing the scope and results of our internal audit procedures and the adequacy of the system of internal controls;

- Overseeing special investigations, if any;

- Reviewing our financial statements and reports filed with the SEC;

- Overseeing our efforts to ensure that our business and operations are conducted in compliance with legal and regulatory standards applicable to us, as well as ethical business practices;

- Overseeing the Company's internal reporting system regarding compliance with federal, state and local laws;

- Establishing and implementing procedures for confidential communications for "whistleblowers" and others who have concerns with our accounting, internal accounting controls and audit matters; and

- Reviewing our significant accounting policies.

Cybersecurity is a critical part of risk management for the Company. The Audit Committee appreciates the rapidly evolving nature of threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on the Company. Wabash implements protections and controls against cyber security threats, including threats of compromised credentials, phishing, exploitation of vulnerabilities and Botnet attacks. The Audit Committee also surveys data and factors that impact costs and incident response efforts. Through methods like artificial intelligence platforms with an array of technologies, an incident response team, extensive encryption, ongoing employee training and tests of the incident response plans, Wabash has established a strong foundation in cybersecurity efforts and will continue to evolve with additional technology-forward initiatives.

Finance Committee

The Finance Committee met 4 times during 2022. The Finance Committee's responsibilities include evaluating and making recommendations to the Board with respect to:

- Strategic transactions, including mergers, acquisitions, and divestitures, as well as joint ventures and other equity investments;

- The Company's capital structure, including potential issuances of debt and equity securities, credit agreements and material changes thereto, capital investment policy, leverage and liquidity levels, share repurchases, stock splits, and dividends;

- Cash generation capability and cash forecasts;

- The Company's operational objectives and priorities for the deployment of capital to advance the corporate strategy;

- The parameters of, and assumptions underlying, the Company's annual operating plan, capital plan and long-term financial plan; and

- The Company's performance with respect to strategies, investments, and initiatives versus original projections.

Related Persons Transactions Policy

Our Board has adopted a written Related Persons Transactions Policy that sets forth our policy and procedures for review, approval and monitoring of transactions between the Company and "related persons." Related persons include directors, nominees for director, executive officers, stockholders owning 5% or greater of our outstanding stock, and any immediate family members of the aforementioned. The Related Persons Transactions Policy is administered by a committee designated by the Board, which is currently the Audit Committee.

Pursuant to the policy, transactions involving amounts exceeding $120,000, in which a related person has a direct or indirect material interest, must be approved, rejected or referred to the Board by the Audit Committee. The policy provides that as a general rule all related person transactions should be on terms reasonably comparable to those that could be obtained by the Company in arm's length dealings with an unrelated third party. However, the policy takes into account that in certain cases it may be impractical or unnecessary to make such a comparison. In such cases, the transaction may be approved in accordance with the provisions of the Delaware General Corporation Law. When evaluating potential related person transactions, the Audit Committee considers all reasonably available facts and circumstances and approves only the related person transactions determined in good faith to be in compliance with, or not inconsistent with, our Code of Business Conduct and Ethics, and the best interests of our stockholders.

The Related Persons Transaction Policy provides that management, or the affected director or officer will bring any potentially relevant transaction to the attention of the Audit Committee. Additionally, each year, our directors and executive officers complete questionnaires designed to elicit information about potential related person transactions, and the directors and officers must promptly advise the Corporate Secretary if there are any changes to the information previously provided. If a director is involved in the transaction, he or she will be recused from all discussions and decisions with regard to the transaction, to the extent practicable. The transaction must be approved in advance. All related person transactions will be disclosed to the full Board and will be included in the Company's proxy statement and other appropriate filings as required by the rules and regulations of the SEC and the NYSE. During 2022, there were no required disclosures arising from such relationships.

Nomination of Director Candidates

Qualifications of Director Candidates

To be considered by the Nominating, Corporate Governance and Sustainability Committee, a director nominee must meet the following minimum criteria:

- Has the highest personal and professional integrity;
- Has a record of exceptional ability and judgment;
- Possesses expertise, skills, experience and knowledge useful to our oversight;
- Is able and willing to devote the required amount of time to our affairs, including attendance at Board and committee meetings; and
- Has the interest, capacity and willingness, in conjunction with the other members of the Board, to serve the long-term interests of the Company and its stockholders.

In reviewing these and other relevant criteria, the Board may consider the diversity of director candidates, including diversity of expertise, geography, gender, race, and ethnicity. We seek independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions. The goal in reviewing these characteristics and the professional skills and knowledge for individual director candidates is that they, when taken together with those of other Board members, will lead to a Board that is effective, collegial, and responsive to the needs of the Company and its stockholders.

Director Nomination Process

The Nominating, Corporate Governance and Sustainability Committee recommends to the Board nominees that best suit the Board's needs at the time of the nomination. Nominees are selected by the committee with the assistance of, if desired by the committee, a retained search firm, after reviewing the candidates' credentials, clearing potential conflicts, performing reference checks, and conducting interviews with the candidates to determine if they meet the qualifications described above.

Proxy Statement

The Nominating, Corporate Governance and Sustainability Committee will consider stockholder recommendations for director nominees sent to the Nominating, Corporate Governance and Sustainability Committee, Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905. Stockholder recommendations for director nominees should include:

- The name and address of the stockholder recommending the person to be nominated;
- A representation that the stockholder is a holder of record of our stock, including the number of shares held and the period of holding;
- A description of all arrangements or understandings between the stockholder and the recommended nominee;
- Such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Exchange Act;
- The consent of the recommended nominee to serve as a director if so elected; and
- All other required information set forth in our Bylaws.

Stockholders' nominees that comply with the procedures for submitting a stockholder nomination will receive the same consideration as other candidates identified by or to the Nominating, Corporate Governance and Sustainability Committee. The procedures for submitting a stockholder nomination are set forth below under the heading "General Information – Stockholder Proposals and Nominations." Upon receipt by the Corporate Secretary of a stockholder notice of a director nomination, the Corporate Secretary will notify the stockholder that the notice has been received and will be presented to the Nominating, Corporate Governance and Sustainability Committee for review.

Director Compensation

The Compensation Committee makes recommendations to the full Board regarding non-employee director compensation. Meridian reviewed our director compensation with the Compensation Committee during 2023. As a result of such review, at the February 2023 Board meeting and based upon the recommendation of our Compensation Committee, the Board decided to maintain the annual retainers for non-employee directors' service on the Board at the following levels:

ANNUAL RETAINERS [1]	AMOUNT
Board	$210,000 [2]
Member:	
Audit Committee	$ 10,000
Compensation Committee	$ 8,000
Nominating, Corporate Governance and Sustainability Committee	$ 8,000
Finance Committee	$ 8,000
Chairperson of the Board	$ 90,000
Audit Committee Chair	$ 20,000
Compensation Committee Chair	$ 15,000
Nominating, Corporate Governance and Sustainability Committee Chair	$ 15,000
Finance Committee Chair	$ 15,000

(1) All annual cash retainers are paid in quarterly installments. Annual grants of restricted stock units, referenced in footnote 2 below, are granted as a single award following the election of directors at the annual meeting.

(2) Consists of an $80,000 cash retainer and an award of restricted stock units of Company stock having an aggregate market value at the time of grant of $130,000. Restricted stock units vest in full on the first anniversary of the grant date.

Meridian reviewed our director compensation with the Compensation Committee during 2022. As a result of such review, at the February 2022 Board meeting and based upon the recommendation of our Compensation Committee, the Board decided to maintain the annual retainers for non-employee directors' service on the Board at the following levels:

ANNUAL RETAINERS [1]	AMOUNT
Board	$205,000 [2]
Member:	
Audit Committee	$ 10,000
Compensation Committee	$ 8,000
Nominating, Corporate Governance and Sustainability Committee	$ 8,000
Finance Committee	$ 8,000
Chairperson of the Board	$ 75,000
Audit Committee Chair	$ 20,000
Compensation Committee Chair	$ 15,000
Nominating, Corporate Governance and Sustainability Committee Chair	$ 10,000
Finance Committee Chair	$ 15,000

(1) All annual cash retainers are paid in quarterly installments. Annual grants of restricted stock units, referenced in footnote 2 below, are granted as a single award following the election of directors at the annual meeting.

(2) Consists of an $80,000 cash retainer and an award of restricted stock units of Company stock having an aggregate market value at the time of grant of $125,000. Restricted stock units vest in full on the first anniversary of the grant date.

The following table summarizes the compensation paid to our directors during 2022, other than Mr. Yeagy, whose compensation is discussed below under Executive Compensation.

Director Compensation for the Year Ended
December 31, 2022

NAME	(1) FEES EARNED OR PAID IN CASH ($)	(2) STOCK AWARDS ($)	(3) ALL OTHER COMPENSATION ($)	TOTAL ($)
Larry J. Magee	$171,000	$125,003	$6,840	$302,843
Therese M. Bassett	$102,401	$125,003	$ —	$227,404
John G. Boss	$100,503	$125,003	$4,020	$229,526
Trent J. Broberg	$ 27,130	$ 72,915	$ —	$100,046
John E. Kunz(4)	$ 39,088	$ —	$1,564	$ 40,652
Ann D. Murtlow	$ 98,000	$125,003	$ —	$223,003
Sudhanshu Priyadarshi	$ 11,717	$ 52,122	$ —	$ 63,839
Scott K. Sorensen	$106,920	$125,003	$4,277	$236,200
Stuart A. Taylor II	$105,000	$125,003	$ —	$230,003

(1) Consists of cash fees earned in 2022 for annual retainers. This column includes any amounts a director elects to defer pursuant to the Non-Qualified Deferred Compensation Plan. The terms of this plan are discussed below.

(2) For Mr. Boss, Mr. Magee, Ms. Murtlow, Mr. Sorensen, and Mr. Taylor, consists of a grant of 8,993 restricted stock units on May 11, 2022, which vest on May 11, 2023. For Mr. Broberg consists of a grant of 4,543 restricted stock units on November 18, 2022 which vest on November 18, 2023. For Mr. Priyadarshi consists of a grant of 2,021 restricted units on November 18, 2022 which vest on November 18, 2023. As of December 31, 2022, Mr. Boss, Mr. Magee, Ms. Murtlow, Mr. Sorensen, and Mr. Taylor held 8,993 unvested restricted stock units, Mr. Broberg held 4,543 unvested restricted stock units and Mr. Priyadarshi held 2,021 unvested restricted stock units.

Proxy Statement

(3)   Consists of the Company's match pursuant to our Non-Qualified Deferred Compensation Plan. The Company fully matches the first 3% of earnings deferred by a participant under the Non-Qualified Deferred Compensation Plan.

(4)   Mr. Kunz's service as a director expired on May 11, 2022.

Non-employee Director Stock Ownership Guidelines

The Board believes that it is important for each director to have a financial stake in the Company because it aligns the director's interests with those of the Company's stockholders. To meet this objective, the Board has established stock ownership guidelines, which require each non-employee director to hold 50% of all Company shares received from annual retainers (the "Director Holding Requirement") until the non-employee director achieves a target ownership level equal to five (5) times the cash portion of the non-employee director's Annual Board Retainer (provided, however, that the Director Holding Requirement shall never prohibit a director from withholding, selling, or tendering enough shares from an equity award to satisfy all applicable withholding taxes on such award). Once a non-employee director has achieved his/her stated target ownership level, s/he is no longer required to adhere to the Director Holding Requirement, unless and until his/her ownership level falls below the target.

For purposes of calculating target ownership levels, the following types of Company shares are counted: stock owned by the non-employee director and vested and unvested restricted stock and restricted stock units, including those deferred under the non-qualified deferred compensation plan.

Non-employee directors are required to comply with the Director Holding Requirement immediately upon their appointment as a director and are required to meet their target ownership level within five years of becoming a director. As of December 31, 2022, all non-employee directors had either met their target ownership level or had more time to do so, and all directors who had not yet met their target ownership level were in compliance with the Director Holding Requirement.

Non-Qualified Deferred Compensation Plan

Directors may defer their cash retainer and their restricted stock unit awards under the Company's non-qualified deferred compensation plan. The Company matches dollar-for-dollar the first 3% of cash retainers that a director defers into the plan and one-half of the next 2% the director contributes to the plan. The Company does not make matching contributions with respect to any deferred restricted stock unit awards. Deferrals of cash retainers may be invested into one or more investment funds available under the plan from time to time, and directors can elect to have the funds paid out in a lump sum or up to 10 annual installments following termination from the Board, as well as limited in-service distributions. Deferrals of restricted stock units are deemed invested in shares of the Company's common stock and are paid out in shares at the time the director terminates from the Board. The deferred compensation plan is unfunded and subject to forfeiture in the event of bankruptcy.

Other

The Company reimburses all directors for travel and other reasonable, necessary business expenses incurred in the performance of their services for the Company and extends coverage to them under the Company's travel accident and directors' and officers' liability insurance policies. In addition, the Company allocates to each director an allowance of $10,000 (every two years) to reimburse costs associated with attending continuing education courses related to Board of Directors service.

Compensation Discussion and Analysis

Compensation Highlights

Our compensation program is designed to motivate our executives and other salaried employees to execute our business strategies and strive for higher Company performance, while maintaining our core values, as described in our Proxy Statement Summary. Although Wabash's compensation program applies to most salaried employees, the following compensation discussion and analysis ("CD&A") focuses on our compensation program and policies' applicability to our Named Executive Officers, whom we refer to as NEOs. Our NEOs for 2022 are as follows:

Brent L. Yeagy
President and Chief Executive Officer

Michael N. Pettit
Senior Vice President and Chief Financial Officer

Dustin T. Smith
Senior Vice President, Chief Strategy Officer

Kevin J. Page
Senior Vice President, Chief Commercial Officer

M. Kristin Glazner
Senior Vice President and General Counsel, Corporate Secretary, and Chief Human Resources Officer

Compensation Best Practices

Highlighted below are certain executive compensation governance practices (that we employ and avoid) that support the needs of our business, drive performance and align with our stockholders' long-term interests. These practices include:

PRACTICES WE EMPLOY	PRACTICES WE AVOID
✔ Pay for Performance	✘ Pledging, Hedging, and Short Sales of Our Stock
✔ Market Competitive Executive Severance/Change in Control Policy	✘ Repricing Underwater Stock Options or Stock Appreciation Rights Without Stockholder Approval
✔ Annual Review of our Peer Group	✘ Employment Contracts
✔ Engage Independent Compensation Consulting Firm	✘ Executive Pension Plans
✔ Annual NEO Performance and Pay Review	✘ Substantial Perquisites
✔ Rigorous Stock Ownership Requirements for Executives and Non-Employee Directors	✘ Having Non-Independent Directors on the Compensation Committee
✔ Incentive Compensation Designed to Discourage Excessive Risk-Taking	✘ Single Trigger Change in Control Benefits

Summary of Compensation Elements

Each component of Wabash's compensation program is summarized in the table below. A more detailed discussion of each element can be found below under the heading "Compensation Program Elements."

COMPONENT	DESCRIPTION	WHERE REPORTED IN THE EXECUTIVE COMPENSATION TABLES
Base Salary	• Fixed cash compensation. • Takes into consideration executive's level of responsibility, experience, knowledge and performance, internal equity considerations, and a competitive market assessment.	• *Summary Compensation Table – "Salary" column*
Short-Term Incentive Award	• Variable short-term incentive paid in cash based on annual performance against Company-wide financial goals. • Purpose is to promote the achievement of short-term financial goals aligned with fiscal year operational objectives and stockholder interests.	• *Summary Compensation Table – "Non-Equity Incentive Plan Compensation" column* • *Grants of Plan-Based Awards Table – "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column*
Long-Term Incentive Award	• Variable compensation delivered through a combination of Performance Stock Units and Restricted Stock Units. • Objectives are to create alignment with stockholder interests and promote achievement of longer-term financial and strategic objectives, reward executives for long-term growth and performance of the Company and encourage executive retention.	• *Summary Compensation Table – "Stock Awards" column* • *Grants of Plan-Based Awards Table – "Estimated Possible Payouts Under Equity Incentive Plan Awards" column* • *Outstanding Equity Awards at Fiscal Year-End table* • *Option Exercises and Stock Vested Table*
Perquisites	• We provide limited perquisites to help us remain competitive with the market.	• *Summary Compensation Table – "All Other Compensation" column*
Retirement and Deferred Compensation Benefits	• The NEOs participate in our 401(k) plan, which includes a Company match, on the same terms as all other salaried employees. • A select group of employees, including the NEOs, can elect to defer their base salary and/or their annual cash bonus under our non-qualified deferred compensation plan. We partially match employee contributions when the performance of the Company allows.	• *Summary Compensation Table – "All Other Compensation" column* • *Non-Qualified Deferred Compensation Table*
Potential Payments Upon Change in Control and Certain Terminations of Employment	• Encourages executives to operate in the best interests of stockholders both before and after a Change in Control event. • Provides market competitive benefits in the event of certain terminations of employment.	• *Potential Payments on Termination or Change in Control Payment and Benefits Estimate Table*

Our 2022 Say-on-Pay Vote

The Compensation Committee carefully considered the results of the Company's "Say-on-Pay Vote" taken by stockholders at its 2022 Annual Meeting, and the Committee plans to continue to carefully consider the results of this vote each year. At the 2022 Annual Meeting, over 98% of the stockholder votes cast on the proposal were cast in favor of the resolution stating that the stockholders "approve the compensation of Wabash's executive officers." The Compensation Committee believes that the level of support indicated by this vote reflects favorably on the Company's executive compensation program, which emphasizes "pay for performance," even in the highly cyclical industry in which Wabash operates.



Compensation Objectives and Philosophy

The primary objectives and philosophy of our compensation programs are to (i) drive executive behaviors that maximize long-term stockholder value creation, (ii) attract and retain talented executive officers with the skills necessary to successfully manage and grow our business, and (iii) align the interests of our executive officers with those of our stockholders by rewarding them for strong Company performance. In support of these objectives, we:

- **Target NEO total compensation package competitive with peers** – We regularly compare our NEOs' total compensation levels, as well as the elements of our NEO pay, with companies of a similar industry, size and complexity;
- **Deliver a meaningful proportion of NEO compensation in share-based incentives** – In 2022, approximately 65% of Mr. Yeagy's total direct compensation (i.e., base salary, target short-term incentive and target long-term incentive), and on average 49% of the other NEOs' total direct compensation, was targeted to be delivered in the form of restricted stock units and performance stock units, with a goal of driving sustainable stockholder value;
- **Encourage NEOs to be long-term stockholders** – In addition to delivering a significant portion of each of our NEO's compensation in share-based compensation, we also require that each of our NEOs hold shares of our stock equal to a multiple of his or her base salary; and
- **Weight a significant portion of NEO compensation toward variable and performance-based pay elements** – In 2022, approximately 82% of Mr. Yeagy's total direct compensation, and on average 70% of the other NEOs' total direct compensation, was targeted to be delivered in variable short-term (annual) or long-term incentive compensation.

Yeagy

Base Salary 17.37%
Short Term Incentive 17.37%
RSUs/PSUs 62.5%
Short Term
Long Term
Performance Based 82.6%

Pettit

Base Salary 27.88%
Short Term Incentive 20.91%
RSUs/PSUs 51.21%
Short Term
Long Term
Performance Based 72.12%

Smith

Base Salary 28.57%
Short Term Incentive 20%
RSUs/PSUs 51.43%
Short Term
Long Term
Performance Based 71.44%

Page

Base Salary 30.39%
Short Term Incentive 21.27%
RSUs/PSUs 48.34%
Short Term
Long Term
Performance Based 69.61%

Glazner

Base Salary 30.29%
Short Term Incentive 21.27%
RSUs/PSUs 48.34%
Short Term
Long Term
Performance Based 69.61%

Compensation Methodology and Process

The Compensation Committee, consisting of only independent members of the Board, is responsible for considering, recommending, and approving our incentive compensation plans and our equity-based plans for our executive officers. In connection with that work, the Compensation Committee annually reviews and approves the corporate goals and objectives relevant to the CEO's and other executive officers' compensation, evaluating their performance in light of those goals and objectives, and setting compensation levels based on the evaluations. In addition, the Compensation Committee annually reviews and recommends to the Board the forms and amounts of director compensation.

To assist it in setting executive compensation for 2022, the Compensation Committee engaged Meridian, an independent compensation consultant, to help ensure that our compensation packages remain competitive with the market. Additional details about Meridian's role are discussed below under the heading "The Role of the Independent Compensation Consultant." In addition to reviewing the market data provided by Meridian, the Compensation Committee also considered the following factors when making compensation decisions for each of our NEOs in 2022:

- The CEO's evaluation of each of the other NEOs' performance, as well as his recommendations for changes to the NEOs' base salaries (if any) and annual and long-term incentive plan target award levels. Note that the Compensation Committee has the discretion to accept, reject or modify any of the CEO's recommendations, and the NEOs are not present during these discussions;

- Our Directors' annual evaluation of the CEO's performance, as obtained by the Nominating, Corporate Governance and Sustainability Committee, and delivered by the Compensation Committee;

- The executive's level of responsibility, experience, knowledge and performance during the prior year;

- Internal pay equity;

- The expected cost of the incentive plans to the Company and the present and future availability of shares under our equity plans; and

- The results of our annual non-binding "say-on-pay" proposal, as discussed above under the heading "Our 2022 Say-On-Pay Vote."

The Role of Independent Compensation Consultant

As noted above, for 2022, the Compensation Committee retained Meridian to provide compensation market data and generally review and advise the Committee regarding our compensation programs, policies and disclosures.

Specifically, Meridian's engagement encompasses advisory services such as annual review of executive compensation philosophy, a competitive assessment of executive compensation levels and "pay-for-performance" linkage, executive cash and equity incentive program design, competitive assessment of non-employee director compensation, and other ad hoc support. Meridian works at the direction of, and reports directly to, the Compensation Committee. Meridian does not provide any other services to Wabash.

The Compensation Committee has evaluated Meridian as a compensation consultant, taking into consideration all relevant factors required under NYSE listing standards, and has determined, based on its analysis in light of all relevant factors, that the work of Meridian has not created any conflicts of interest, and that Meridian is independent pursuant to the independence standards set forth in the NYSE listing standards promulgated pursuant to Section 10C of the Exchange Act.

Peer Group Analysis and Market Compensation Data

As referenced above, Meridian provides the Compensation Committee with market compensation data to help the Compensation Committee assess the competitiveness of total compensation for each NEO. However, the Committee does not use this data to specifically target a certain percentage or level of compensation for the NEOs compared to our peer groups. Rather, the Committee considers competitive peer group data as one significant factor in setting pay levels.

Meridian provides the Compensation Committee with market data from the following two sources: (i) published proxies of companies specifically selected as proxy peer companies (the "Proxy Peer Group"), and (ii) the proprietary Equilar database. In setting 2022 compensation, the Committee utilized data from the Proxy Peer Group as the primary data source to assess the competitive positioning for the CEO and CFO's target compensation. Given the limited data available from proxies for other positions, the Committee utilized information from the Equilar database as the primary data source to assess market competitiveness of the other NEOs' compensation. Data from the Equilar database was considered a secondary data source for the CEO and CFO positions.

The companies in the Proxy Peer Group and the Equilar Database are similar to Wabash in revenue, complexity, and market capitalization, as shown in the table below:

	REVENUE*	MARKET CAPITALIZATION**
Proxy Peer Group		
Range	$817 million – $3.705 billion	$329 million – $16.435 billion
Median	$2.116 billion	$2.505 billion
Equilar Survey Group		
Range	$718 million – $3.875 billion	$670 million – $16.435 billion
Median	$1.951 billion	$3.241 billion
Wabash National Corporation	$1.803 billion	$646 million

*   Revenues reflect those from the most recent four quarters reported as of September 30, 2021.

**   As of September 30, 2021.

With the help of Meridian, the Committee reviews annually the Proxy Peer Group to confirm that it continues to be an appropriate comparator group and makes adjustments as it deems appropriate. The companies that make up the Proxy Peer Group for 2022 are:

2022 PROXY PEER GROUP

A.O. Smith Corporation	EnPro Industries, Inc.	Meritor, Inc.
Allison Transmission Holdings, Inc.	Federal Signal Corporation	Modine Manufacturing Company
Barnes Group	Greenbrier Companies, Inc.	Nordson Corp.
Chart Industries, Inc.	Harsco Corporation	The Shyft Group, Inc.
Commercial Vehicle Group, Inc.	IDEX Corporation	Titan International, Inc.
Cooper-Standard Holdings Inc.	ITT, Inc.	Trinity Industries, Inc.
Donaldson Company, Inc.	LCI Industries	Woodward, Inc.

Proxy Statement

Compensation Program Elements

The following information describes, in detail, each element of our executive compensation program for 2022, including a discussion of performance metrics and compensation levels. It is intended that this information be read in conjunction with the information provided in the tables that follow this CD&A.

Base Salary

Base salaries are intended to provide a stable source of compensation for each of our NEOs. In determining salary levels for each of our NEOs, the Committee takes into consideration a competitive market assessment provided to it by Meridian, the NEO's individual performance, level of responsibility, experience and knowledge, as well as each NEO's current salary as compared to the other NEOs and officers of the Company. The following table shows the changes that the Committee made to the NEOs' 2022 base salaries compared to their base salaries in effect at the end of 2021. All base salary increases were effective as of March 6, 2022.

NAME	2022 ANNUAL BASE SALARY	% INCREASE FROM 2021
Mr. Yeagy	$985,000	3.7%
Mr. Pettit	$490,000	15.3%
Mr. Smith	$500,000	14.9%
Mr. Page	$440,000	12.8%
Ms. Glazner	$440,000	10.0%

As shown in the table above, the Committee approved increases for each of the NEOs, in each case in recognition of the NEO's performance during the preceding year and to better align the NEO's base salary with the competitive market data.

Short-Term Incentive Plan

Our short-term incentive plan, or MIP Plan, is designed to reward participants (which include each of the NEOs as well as other key executives and employees) with a cash bonus for meeting or exceeding financial and other performance goals during a calendar year. At the beginning of each year, we establish a target MIP rate for each participant, which is equal to the percentage of the participant's base salary that he or she will receive as a cash bonus if the MIP goals are achieved at target. However, the actual bonus received may be higher or lower, depending on our financial performance against pre-established performance metrics, which are described in more detail below. We also have the ability, in our discretion, to decrease (or completely eliminate) a participant's MIP bonus if he or she fails to meet his or her personal performance criteria reviewed during the Company's employee performance review process.

MIP Target Rates

After review and consideration of peer group data and discussion with Meridian, the Committee approves target MIP rates for each of our NEOs, expressed as a percentage of base salary. The 2022 target MIP rates for each NEO were as follows:

	2022 TARGET MIP RATE
Mr. Yeagy	100%
Mr. Pettit	75%
Mr. Smith	70%
Mr. Page	70%
Ms. Glazner	70%

We increased Mr. Pettit's target MIP rate from 70% of base salary to 75% in 2022 to more closely align his MIP opportunity with competitive market data.

Performance Metrics and Results for the 2022 MIP Plan

Payouts under our 2022 MIP Plan were based 70% on Operating Income and 30% on Net Working Capital as a Percentage of Sales ("NWC"), with a +/-15% modifier based on achievement of environmental, human capital management, community and safety measures. The Committee chose to continue to use Operating Income because it believes it is an important indicator of profitability, future growth and stock performance. The Committee chose to continue to use NWC because operational efficiency and cash flow drives NWC performance, making NWC well suited as an annual performance metric since those are items that management can impact over a shorter time-horizon. In addition, the Committee chose to incorporate a modifier that can adjust the MIP upwards or downwards by up to 15% based on our achievement of environmental, human capital management, community and safety measures to focus participants on our goals in these areas. We defined Operating Income and NWC under the MIP as follows:

- Operating Income means income from operations as reported in our financial statements.
- Net Working Capital as a Percentage of Sales equals the quotient of (a) total accounts receivable plus inventory minus accounts payable minus customer deposits, divided by (b) net sales, as reported in our financial statements.

The levels of achievement of Operating Income and NWC for 2022 under the MIP were determined after adjusting results to exclude any cumulative effects of: changes in GAAP during the year; the transaction costs (including legal, due diligence and investment banking expenses) of any merger, acquisition or divestiture consummated during the performance period that has a total purchase or sale price of more than $20 million; any asset write-down or goodwill impairment expense during the performance period that exceeds $3 million; and the effects of items that are either of an unusual nature or infrequently occurring, as described in Financial Accounting Standards Board Accounting Standards Update No. 2015-01. In addition, Operating Income was adjusted to exclude the cumulative effect of changes in applicable tax laws resulting in a discrete item of tax expense or benefit to the Company during the year and expenses associated with judgments or the settlement of any claims during the year that exceeded $3 million.

Both the Operating Income and the NWC performance metrics under the MIP may be achieved at a threshold, target or maximum level. The threshold, target and maximum goals were based on various outcomes considered by the Compensation Committee, with the target amounts reflecting the Company's operating budget approved by the Board.

Because annual targets for performance goals are set at levels based on our expected financial performance for the year, the Committee believes that paying at 200% of a performance metric's target for superior performance (set at 125% of the Operating Income target goal and 85% of the NWC target goal under the Board-approved operating budget) provides appropriate incentive to achieve outcomes clearly exceeding target expectations. However, by capping the potential payout at 200% for such superior performance, the Committee believes this reduces the risk that executives might be motivated to pursue excessively high short-term goals to maximize short-term payouts, at the expense of the long-term performance of the Company.

The Committee further believes that threshold amounts, which are set at 75% of the Operating Income target goal and 115% of the NWC target goal under the Board-approved operating budget, represent sufficient performance to warrant incentive compensation, and that a potential payout equal to 35% of target is appropriate for such an achievement level. If the threshold level of performance for a particular goal is not achieved, the payout for that goal is zero. Actual MIP payouts are interpolated for performance between threshold and target or target and maximum.

Proxy Statement

The chart below details the goals necessary for the NEOs to achieve MIP payout in 2022:

	THRESHOLD (35%)	TARGET (100%)	MAXIMUM (200%)	ACTUAL	% ACHIEVED
Corporate Operating Income ("OI") *70% of MIP Award*	$115.5 million	$154 million	$192.5 million	$166.6 million	132.83%
Net Working Capital as a Percentage of Sales ("NWC") *30% of MIP Award*	11.5%	10.0%	8.5% or less	10.0%	100.0%

Based on the results shown above, the NEOs each received an MIP payout for 2022 equal to 122.96% of target.

Long-Term Incentive Plan

Our long-term incentive plan, or LTI Plan, is designed to reward our executives, including the NEOs, for increasing stockholder value. It is also intended to be used as an attraction and retention tool in recruiting and promoting executive talent.

Consistent with past practice, the Compensation Committee made annual LTI grants to the NEOs in February 2022 after the release of 2021 year-end financial results in connection with a regularly scheduled meeting of the Compensation Committee. For 2022, the Compensation Committee granted a mix of Performance Share Units (PSUs) and Restricted Stock Units (RSUs) to each of the NEOs. As in 2021, the Compensation Committee decided to split each NEO's target LTIP award value for 2022 equally between RSUs and PSUs. The allocation reflects the Company's continued focus on executive retention given the current labor market and the challenges of setting multiple-year financial performance goals due to ongoing economic uncertainties. The Committee believes this mix is also appropriate to emphasize its goals of encouraging stock ownership in Wabash, focusing NEOs on long-term growth in stockholder value and setting compensation that is reflective of market practice.

Determining LTI Award Values

In February 2022, the Compensation Committee established the target LTI grant value for each NEO, based on the following factors: level of responsibility, individual performance, peer group data, and the number of shares available under the 2017 Omnibus Incentive Plan. The LTI target grant value that the Compensation Committee established for each of the NEOs in February 2022 was as follows:

	2022 LTI TARGET GRANT VALUE
Mr. Yeagy	$3,700,000
Mr. Pettit	$ 900,000
Mr. Smith	$ 900,000
Mr. Page	$ 700,000
Ms. Glazner	$ 700,000

Summary of Terms of PSUs and RSUs

The general terms for the PSUs and RSUs awarded to the NEOs in 2022 are listed below:

	PSUs	RSUs
Performance Metrics	• Relative Total Stockholder Return ("RTSR") • Return on Invested Capital ("ROIC")	None
Performance Period	• Three years (2022-2024) for RTSR • Three years (2022-2024) for ROIC	None
Vesting Period	Earned awards, if any, vest in full on third anniversary of the grant date	Award vests in full on third anniversary of the grant date
Forfeiture/Settlement	Earned only upon achievement of at least threshold performance level, and paid out in Wabash Common Stock upon vesting	Forfeitable until vesting date, at which time they are settled in Wabash Common Stock

Performance Share Unit Performance Metrics

The Committee decided to use the same performance metrics and weighting for the 2022 PSUs as those used in the 2021 PSUs, as summarized in the table below:

PSUS GRANTED IN 2021 AND 2022	
METRIC	**WEIGHTING**
Relative Total Stockholder Return ("RTSR")	75%
Return on Invested Capital ("ROIC")	25%

The Committee continued to weight RTSR at 75% because, among other things, it emphasizes the Company's focus on long-term stockholder value creation, and to use ROIC to balance the earnings measure in our MIP with a balance sheet measure.

RTSR and ROIC are each measured independently of the other in calculating whether LTI Plan participants will earn the PSUs attributable to such metric. However, if the price of our common stock increases by more than a multiple of four between the grant date of the award and the settlement date, then the total number of shares issued in settlement of the PSUs will be reduced by taking the number of shares that would otherwise be issued absent any limitation and multiplying it by a fraction, the numerator of which is four times the fair market value of a share on the date of grant of the PSUs, and the denominator of which is the fair market value of a share on the date immediately before settlement of the award.

Proxy Statement

Relative Total Stockholder Return

RTSR measures our total stockholder return against the total stockholder return of our peers. For the 2022 grants, RTSR will be measured relative to a group of similarly cyclical companies over a three-year period, as the Committee believes this is the fairest way to track and reward Company performance with regard to stockholder return in a highly-cyclical industry. RTSR performance will be measured in relation to the following "Cyclical Peer Group":

Blue Bird Corporation	LCI Industries	REV Group, Inc.
Commercial Vehicle Group	The Manitowoc Company, Inc.	The Shyft Group, Inc.
Douglas Dynamics, Inc.	Meritor, Inc.	Terex Corporation
EnPro Industries, Inc.	Modine Manufacturing Co.	The Timken Co.
Federal Signal Corp.	Oshkosh Corp.	Trinity Industries, Inc.
Flowserve Corporation	PACCAR Inc.	Winnebago Industries, Inc.
The Greenbrier Companies, Inc.		

The Cyclical Peer Group companies were approved by the Committee following a review of Meridian's analysis, which includes assessment of industry relevance, operational and financial similarity, historical stock price correlation and stock price volatility among these companies as compared to that of Wabash. In the event any Cyclical Peer Group company ceases to be an independent, publicly traded company, or enters into a definitive agreement to be acquired by a non-publicly traded company during the performance period, then such company will be removed from the Cyclical Peer Group. A Cyclical Peer Group company that files for bankruptcy at any time during the performance period will remain in the Cyclical Peer Group but and will be deemed to have a total stockholder return of -100%.

The Company must achieve an RTSR that puts it at the 25th percentile or above within the Cyclical Peer Group by the end of the three-year performance period for the NEOs to earn at least 50% of the PSUs tied to the RTSR metric. The chart below details the potential RTSR award rates for various percentile ranking. Performance that is between the performance levels set forth below will be interpolated.

Wabash Ranking Against Cyclical Peer Group	% of PSUs Earned
80th or Greater Percentile	200% (Maximum)
50th Percentile	100% (Target)
25th Percentile	50% (Threshold)

Return on Invested Capital

Return on Invested Capital for purposes of the 2022 PSUs will be measured as the three-year average of the trailing 36-month net operating profit after tax on December 31, 2024 divided by the average of month-end invested capital for each month beginning December 31, 2021 and ending December 31, 2024, but adjusted to exclude: any cumulative effects of changes in GAAP during the performance period; cumulative effect of changes in applicable tax laws resulting in a discrete item of tax expense or benefit to the Company during the performance period; the transaction costs (including legal, due diligence and investment banking expenses) of any merger, acquisition or divestiture consummated during the performance period that has a total purchase or sale price of more than $30 million; any asset write-down or goodwill impairment expense during the performance period that exceeds $3 million; expenses associated with judgments or the settlement of any claims during the performance period that exceed $3 million; and the effects of items that are either of an unusual nature or infrequently occurring, as described in Financial Accounting Standards Board Accounting Standards Update No. 2015-01.

The chart below shows the level of ROIC performance that is necessary for the NEOs to earn the PSUs tied to such metric:

ROIC	% OF PSUs EARNED
16%	200% (Maximum)
14%	100% (Target)
12%	50% (Threshold)

Results below the threshold level will result in no portion of the ROIC PSUs being earned. If performance results are between the threshold and target, or target and maximum, performance levels set forth above, then the percent of PSUs earned will be interpolated.

Payout of PSUs for 2020 to 2022 Performance Cycle

The PSUs granted during 2020 were subject to a three-year performance period established by the Compensation Committee in the Company's 2020 LTI Plan, which ended on December 31, 2022. Under the Company's 2020 LTI Plan as in effect during 2020, the Committee established three performance metrics — RTSR, Cumulative Operating EBITDA, and Net Working Capital, weighted at 50%, 30% and 20%, respectively — for measurement over the three-year period.

These metrics were independent of the others in calculating whether LTI Plan participants would earn the PSUs tied to such metric. The chart below details the performance goals and achievement levels of the goals for the PSUs issued under the 2020 LTI Plan:

METRIC	WEIGHT	ACTUAL RESULTS	PERFORMANCE LEVEL ACHIEVED	% PSUs TIED TO METRIC EARNED
RTSR	50%	4th Within Peer Group	Maximum	200%
Cumulative Operating EBITDA	30%	$415 million	Below Threshold of $540 million	0%
Net Working Capital as a % of Revenue	20%	11.3%	Exceed Threshold of 12.5% but Below Target of 10%	74%

As a result, each NEO earned 115% of the total targeted number of PSUs granted to them in February 2020. Each earned PSU vested on February 19, 2023 for the NEOs still employed by us on such date, which was three years from the original date of grant. Upon vesting, each NEO received one share of the Company's Common Stock for each fully vested PSU.

Perquisites

We offer our NEOs various perquisites that the Committee believes, based on its annual compensation review, are reasonable to remain competitive. These perquisites constitute a small percentage of total compensation, and, for 2022, included only executive physicals, a gross up on such benefit and the cost of attendance at two sporting events. For more information on these perquisites and to whom they are provided, see footnote 3 to the *Summary Compensation Table*. In addition to the items reported in the *Summary Compensation Table*, NEOs, as well as other

Proxy Statement

Company employees, are provided access to seats at a local sporting venue for personal use when not occupied for business purposes, in each case at no incremental cost to the Company.

Retirement and Deferred Compensation Benefits

Retirement Benefit Plan

The Company has adopted a Retirement Benefit Plan that is applicable to our NEOs. The purpose of the plan is to clearly define benefits that are to be provided to qualified employees who retire from the workforce after service to the Company. Additional information regarding this Plan, including definitions of key terms and a quantification of retirement benefits, is set forth below in the section entitled *Potential Payments on Termination or Change in Control*.

Tax-qualified Defined Contribution Plan

We maintain a tax-qualified defined contribution plan in the form of a traditional 401(k) plan with a Roth 401(k) option, either of which is available to a majority of the Company's employees, including the NEOs. When the Company's financial performance allows, the Company matches dollar-for-dollar the first 3% of compensation an employee places into these plans, and matches one-half of the next 2% contributed by the employee to the plan, up to federal limits. Any annual Company matches are reported under the "All Other Compensation" column, and related footnote 3 of the *Summary Compensation Table*.

Deferred Compensation Benefits

We maintain a non-qualified deferred compensation plan that allows eligible highly-compensated employees, including the NEOs, to voluntarily elect to defer receipt of all or a part of their cash compensation (base salary and MIP Plan payouts). The Company matches dollar-for-dollar the first 3% of compensation an employee places into the non-qualified deferred compensation plan, and matches one-half of the next 2% the employee contributes to the plan, up to a maximum of 5% of the participant's deferred earnings. Any annual Company matches are reported under the "All Other Compensation" column and related footnote 3 of the *Summary Compensation Table*.

Participants may elect to invest amounts deferred under this program into one or more investment funds available under the plan from time to time. We do not guarantee earnings on any investments or otherwise pay any above market earnings on participants' accounts. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, as well as limited in-service distributions. The deferred compensation plan is unfunded and subject to forfeiture in the event of bankruptcy.

We make the non-qualified deferred compensation plan available to our highly-compensated employees as a means to attract, retain, and motivate employees by providing an additional method to save for retirement and a mechanism to defer taxation on a portion of compensation. Similar deferred benefits are commonly offered by companies with whom we compete for talent.

For additional information, see the *Non-Qualified Deferred Compensation Table* below.

Severance and Change in Control Benefits

Executive Severance Plan

We maintain the Wabash National Corporation Executive Severance Plan (the "ESP"), which provides severance protections to certain executives who are designated by the Compensation Committee as eligible to participate in the ESP, including all of the NEOs. The ESP is not intended to duplicate any benefits that may be provided under other Company compensation plans or arrangements, but rather to provide benefits to certain executives who agree to execute a release, non-compete, and non-solicitation agreement with the Company upon non-cause based terminations.

For additional information regarding the ESP, including definitions of key terms and benefits, see the section below entitled *Potential Payments on Termination or Change in Control*.

Change in Control Plan

We have adopted a Change in Control Plan applicable to NEOs as well as other executives of the Company who are specifically designated by our Board of Directors. We determined that this plan was appropriate based on the prevalence of similar plans within the market, as well as the dynamic nature of the business environment in which we operate. We also believe the Change in Control Plan is an appropriate tool to motivate executive officers to exhibit the proper behavior when considering potential business opportunities because defining compensation and benefits payable under various merger and acquisition scenarios enable the NEOs to set aside personal financial and career objectives and focus on maximizing stockholder value. Furthermore, the Change in Control Plan encourages continuity of the leadership team through the completion of the change in control because the plan does not provide any benefits as the result of an NEO's voluntary termination of employment.

Additional information regarding the Change in Control Plan, including definitions of key terms and a quantification of benefits that would be received assuming a triggering event on December 31, 2022, is set forth below in the *Potential Payments on Termination or Change in Control — Payment and Benefit Estimates* table.

Executive Stock Ownership Guidelines

Our stock ownership guidelines encourage our executive officers to maintain a certain equity stake in the Company, which aligns their interests with those of other stockholders. Our current stock ownership guidelines provide that each executive is required to hold 100% of the net number of Company shares received through the Company's incentive compensation plans, meaning the total number of shares received less the number of shares that would need to be sold, withheld, or tendered to pay withholding taxes and, if applicable, the exercise price of stock options (the "Executive Holding Requirement") until the executive achieves the target ownership levels set for his/her position. Once a Company executive has achieved his/her stated target ownership level, s/he is no longer required to adhere to the Executive Holding Requirement, unless and until his/her ownership level falls below the target. The target ownership levels are as follows:

CEO	Five (5) times base salary
CFO, COO	Three (3) times base salary
Other Executive Officers	Two-and-one-half (2 $1/2$) times base salary

For purposes of calculating target ownership levels, the following types of Company shares are counted: stock owned by the executive (including through retirement plans); vested and unvested restricted stock and restricted stock units; and performance stock units deemed earned, but not yet vested. Company executives are required to comply with the guidelines and the Executive Holding Requirement immediately upon hire or promotion and the Compensation Committee reviews compliance with the guidelines on a periodic basis. As of December 31, 2022, all our NEOs were in compliance with the guidelines, either because each NEO had met his or her target ownership level or because he or she was adhering to the Executive Holding Requirement.

Insider Trading Policy and Anti-Hedging Rules

We maintain an Insider Trading Policy that applies to all our employees, including our NEOs, and directors, which prohibits them from trading in our securities at times when they have material, non-public information about our Company's affairs. Our Insider Trading Policy also includes anti-hedging rules, which prohibits certain executive officers, including our NEOs, and other employees from engaging in, directly or indirectly:

- selling short our Common Stock;

- pledging of Company securities and/or holding Company securities in margin accounts; and
- transactions in derivative securities (including put and call options), zero-cost collars, equity swaps, exchange funds and forward sale contracts, or any other hedging and/or offsetting transactions regarding our Common Stock that allow the holder to limit or eliminate the risk of a decrease in the value of the Company's securities.

The following is a list of the specific current employees that are covered by the anti-hedging rules in our Insider Trading Policy: (1) all directors and executive officers as defined under Section 16 of the Exchange Act, (2) all direct reports to our CEO, (3) all Directors of Finance, (4) all Financial Reporting Department employees, (5) all Tax and Treasury Department employees, (6) all employees regularly and routinely involved in corporate-wide business development and/or mergers and acquisitions activities and reviews, and (7) all executive assistants to the CEO, CFO, General Counsel and certain other senior officers and managers. In addition, the Company may deem additional persons to be temporarily subject to the anti-hedging rules based upon certain activities or circumstances in its discretion.

Compensation Risk Assessment

After reviewing the results of the study conducted by management of company-wide incentive programs, the Board of Directors has concluded that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, due in part to the following reasons:

- the performance metrics for determining short-term incentive awards are based on publicly reported metrics and, therefore, are not easily susceptible to manipulation;
- the maximum payouts for short-term incentive awards are capped, thereby reducing the risk that executives might be motivated to pursue excessively high short-term goals to maximize short-term payouts;
- the maximum number of long-term incentive awards that are performance-based are also capped, thereby reducing the risk that executives may be motivated to pursue excessively high performance targets (at the expense of long-term strategic growth) to maximize the number of performance-based awards received; and
- the Company's stock ownership guidelines incentivize our executives to focus on the Company's long-term, sustainable growth.

Compensation Committee Report

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement. Based on the review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Wabash National Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (including through incorporation by reference to this Proxy Statement).

COMPENSATION COMMITTEE

John G. Boss, Chair
Larry J. Magee
Ann D. Murtlow
Sudhanshu Priyadarshi
Scott K. Sorensen

Proxy Statement

Executive Compensation Tables

In this section, we provide tabular and narrative information regarding the compensation of our NEOs for the fiscal year ended December 31, 2022.

Summary Compensation Table for the Year Ended December 31, 2022

The following table summarizes the compensation of the NEOs for the year ended December 31, 2022 and for the years ended December 31, 2021 and 2020.

NAME AND PRINCIPAL POSITION	YEAR	SALARY	BONUS	STOCK AWARDS (1)	NON-EQUITY INCENTIVE PLAN COMPENSATION (2)	ALL OTHER COMPENSATION (3)	TOTAL
Brent L. Yeagy *President, Chief Executive Officer, Director*	2022	$978,269	$ —	$4,078,439	$1,211,156	$108,787	$6,376,651
	2021	$938,461	$ —	$3,500,453	$ 107,350	$ 59,716	$4,605,980
	2020	$805,385	$ —	$2,988,258	$ 540,000	$ 71,008	$4,404,651
Michael N. Pettit *Senior Vice President and Chief Financial Officer*	2022	$477,500	$ —	$ 992,098	$ 451,878	$ 57,461	$1,978,937
	2021	$416,923	$ —	$ 877,808	$ 33,618	$ 35,322	$1,363,671
	2020	$359,500	$ —	$ 854,535	$ 163,800	$ 37,414	$1,415,249
Dustin T. Smith *Senior Vice President, Chief Strategy Officer*	2022	$487,500	$ —	$ 992,098	$ 430,360	$ 52,371	$1,962,329
	2021	$430,385	$ —	$ 640,858	$ 34,409	$ 35,636	$1,141,288
	2020	$388,154	$ —	$ 613,373	$ 174,300	$ 39,398	$1,215,225
Kevin J. Page *Senior Vice President, Chief Commercial Officer*	2022	$430,385	$ —	$ 771,609	$ 378,716	$ 50,621	$1,631,331
	2021	$380,769	$ —	$ 538,538	$ 30,849	$ 33,434	$ 983,590
	2020	$322,308	$ —	$ 471,834	$ 147,000	$ 35,426	$ 976,568
M. Kristin Glazner *Senior Vice President, General Counsel, Corporate Secretary, and Chief Human Resources Officer*	2022	$432,308	$ —	$ 771,609	$ 378,716	$ 48,501	$1,631,134
	2021	$391,923	$ —	$ 625,165	$ 31,640	$ 34,002	$1,082,730
	2020	$341,423	$ —	$ 393,205	$ 142,350	$ 28,949	$ 905,927

(1) Amounts represent the aggregate grant date fair value of grants of RSUs and PSUs made to each NEO during 2022 under the Company's 2022 LTI Plan, as computed in accordance with FASB ASC Topic 718, which (1) excludes the effect of estimated forfeitures and (2) assumes that the PSUs are earned at Target. The amounts shown for the PSU awards at the "Target" performance levels are as follows: Mr. Yeagy – $ 2,228,546; Mr. Pettit – $542,090; Mr. Smith – $542,090; Mr. Page – $ 421,613; and Ms. Glazner – $ 421,613. If the Company achieves "Maximum" performance levels for both PSU performance metrics, then the value of the PSUs would be as follows: Mr. Yeagy – $ 3,699,986; Mr. Pettit – $ 900,015.; Mr. Smith – $900,015; Mr. Page – $ 699,992; and Ms. Glazner – $ 699,992.60. Further information regarding the valuation of equity awards can be found in Note 16 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2022.

(2) Represents amounts paid pursuant to our MIP Plan.

(3)   Amounts in this column consist of the following amounts:

NAME	COMPANY CONTRIBUTIONS TO DEFINED CONTRIBUTION PLANS (a)	EXECUTIVE PHYSICAL (b)	OTHER (c)	TOTAL ALL OTHER COMPENSATION
Brent L. Yeagy	$99,777	$4,841	$4,169	$108,787
Michael N. Pettit	$57,461	$4,831	$2,945	$ 65,237
Dustin T. Smith	$47,538	$4,833	—	$ 52,371
Kevin J. Page	$44,564	$4,833	$1,224	$ 50,621
M. Kristin Glazner	$43,375	$5,126	—	$ 48,501

(a)   Includes Company matches of amounts deferred by an NEO into the Company's 401(k) and non-qualified deferred compensation plans.

(b)   Includes a tax gross up on the reimbursement of the executive physical for the following amounts: Mr. Yeagy – $841; Mr. Pettit – $831; Mr. Smith – $833; Mr. Page – $833; Ms. Glazner – $1,126.

(c)   Includes the cost of attendance at two sporting events.

Proxy Statement

Grants of Plan-Based Awards for the Year Ended December 31, 2022

The following table summarizes the awards we made under our MIP Plan and LTI Plan to our NEOs in 2022.

NAME	GRANT DATE (1)	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (2)			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (3) (#)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS (4) ($)
		THRESHOLD ($) (35%)	TARGET ($) (100%)	MAXIMUM ($) (200%)	THRESHOLD (#) (50%)	TARGET (#) (100%)	MAXIMUM (#) (200%)		
Brent L. Yeagy		$344,750	$985,000	$1,970,000					
	2/16/2022				53,468	106,936	213,872		$2,228,546
	2/16/2022							106,936	$1,849,993
Michael N. Pettit		$128,625	$367,500	$735,000					
	2/16/2022				13,006	26,012	52,024		$542,090
	2/16/2022							26,012	$450,008
Dustin T. Smith		$122,500	$350,000	$700,000					
	2/16/2022				13,006	26,012	52,024		$542,090
	2/16/2022							26,012	$450,008
Kevin J. Page		$107,800	$308,000	$616,000					
	2/16/2022				10,116	20,231	40,462		$421,613
	2/16/2022							20,231	$349,996
M. Kristin Glazner		$107,800	$308,000	$616,000					
	2/16/2022				10,116	20,231	40,462		$421,613
	2/16/2022							20,231	$349,996

(1) These columns show potential cash payouts under our 2022 MIP Plan as described in the section titled "Short-Term Incentive Plan" in the CD&A. The amount shown as the "threshold" payout assumes both performance goals under the 2022 MIP were achieved at the threshold level, though actual payouts could be less.

(2) Represents the potential payout range of PSUs granted in 2022 pursuant to the 2017 Omnibus Incentive Plan.

(3) Represents the number of RSUs granted in 2022 pursuant to the 2017 Omnibus Incentive Plan.

(4) The amounts shown in this column represent the grant date fair market value of the PSUs and RSUs, as determined pursuant to FASB ASC Topic 718, excluding the effect of estimated forfeitures. The amount reported for the PSUs represents the grant date fair value assuming the target performance goals were met.

Outstanding Equity Awards as of December 31, 2022

The following table summarizes all equity awards that were granted in 2022 and prior years that remain outstanding as of December 31, 2022.

NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT YET VESTED (#) (1)	MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($) (2)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (3)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT YET VESTED ($) (2)
Brent L. Yeagy									
	—	—	—	—	—	453,929	$10,258,784	408,018	$9,221,207
Michael N. Pettit	2/19/2014	510	—	$13.32	2/19/2024	—	—	—	—
	2/17/2015	1,500	—	$14.16	2/17/2025	—	—	—	—
	—	—	—	—	—	121,823	$ 2,753,200	100,710	$2,276,046
Dustin T. Smith	2/19/2014	767	—	$13.32	2/19/2024	—	—	—	—
	2/17/2015	1,500	—	$14.16	2/17/2025	—	—	—	—
	—	—	—	—	—	95,083	$ 2,148,869	87,568	$1,979,037
Kevin J. Page	—	—	—	—	—	74,626	$ 1,686,554	70,332	$1,589,503
M. Kristin Glazner	2/17/2015	750	—	$14.16	2/17/2025	—	—	—	—
	—	—	—	—	—	75,810	$ 1,713,313	65,852	$1,488,255

Proxy Statement

(1) This column includes all outstanding RSUs. The vesting dates of these awards are as follows:

NAME	VESTING DATE	NUMBER OF UNITS
Brent L. Yeagy	2/19/2023	249,920*
	2/18/2024	97,073
	2/16/2025	106,936
Michael N. Pettit	2/19/2023	71,468*
	2/18/2024	24,343
	2/16/2025	26,012
Dustin T. Smith	2/19/2023	51,299*
	2/18/2024	17,772
	2/16/2025	26,012
Kevin K. Page	2/19/2022	39,461*
	2/18/2024	14,934
	2/16/2025	20,231
M. Kristin Glazner	2/19/2023	32,885*
	2/18/2024	22,694
	2/16/2025	20,231

* Combines the RSUs and earned PSUs that were granted on 2/19/2020.

(2) Market value is equal to the closing price of our common stock on December 30, 2022 (the last trading day of the year) as reported on the NYSE ($22.60 per share), times the number of unvested shares.

(3) The number of PSUs shown in this column reflects the maximum performance level for the 2021 awards and the maximum performance level for the 2022 awards in accordance with SEC regulations requiring that the number of PSUs shown be based on achieving threshold performance goals or, if the previous fiscal year's performance has exceeded the threshold, the next higher performance measure (target or maximum) that exceeds the previous fiscal year's performance. The vesting dates for these awards are as follows:

NAME	VESTING DATE	NUMBER OF UNITS
Brent L. Yeagy	2/18/2024	194,146
	2/16/2025	213,872
Michael N. Pettit	2/18/2024	48,686
	2/16/2025	52,024
Dustin T. Smith	2/18/2024	35,544
	2/16/2025	52,024
Kevin K. Page	2/18/2024	29,870
	2/16/2025	40,462
M. Kristin Glazner	2/18/2024	25,390
	2/16/2025	40,462

Option Exercises and Stock Vested During 2022

The following table sets forth information concerning the exercise of options and the vesting of stock awards during 2022 by each of the NEOs:

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($) (1)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($) (2)
Brent L. Yeagy	15,178	$93,997	142,290	$2,405,393
Michael N. Pettit	—	—	26,972	$ 370,833
Dustin T. Smith	—	—	36,143	$ 496,918
Kevin K. Page	—	—	26,298	$ 361,567
M. Kristin Glazner	—	—	15,848	$ 217,882

(1) Calculated as the number of shares received on exercise multiplied by the difference between the market price of our stock at the time of exercise and the exercise price of the options.

(2) Calculated as the number of shares vested multiplied by the market price of stock on the date of vesting.

Non-Qualified Deferred Compensation

The table below sets forth, for each NEO, information regarding participation in our non-qualified deferred compensation plan.

NAME	EXECUTIVE CONTRIBUTION (IN LAST FY) (1)	REGISTRANT CONTRIBUTION (IN LAST FY) (2)	AGGREGATE EARNINGS (IN LAST FY) (3)	AGGREGATE WITHDRAWALS/DISTRIBUTIONS	AGGREGATE BALANCE (AT LAST FYE) (4)
Brent L. Yeagy	$291,145	$87,577	$(254,810)	$103,598	$1,440,345
Michael N. Pettit	$413,096	$37,175	$(115,248)	—	$ 679,030
Dustin T. Smith	$420,270	$36,715	$(180,420)	$ 54,840	$1,048,291
Kevin J. Page	$118,782	$32,364	$ (51,994)	—	$ 314,495
M. Kristin Glazner	$ 44,874	$32,441	$ (38,949)	—	$ 243,087

(1) Amounts reflected in this column represent a portion of each NEO's salary deferred in 2022. It also reflects the portion of the MIP award earned in 2022, but not paid until 2023, that each NEO elected to defer. 100% of these amounts are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table.

(2) Represents Company matching contributions. 100% of these amounts are also included in the Summary Compensation Table under the "All Other Compensation" column.

(3) Amounts reflected in this column include changes in plan values during the last fiscal year, as well as any dividends and interest earned by the plan participant with regard to the investment funds chosen by such participant during the fiscal year. No portion of this amount was reported in the Summary Compensation Table for 2022.

Proxy Statement

(4)   The following represents the extent to which the amounts that are reported in this aggregate balance column were previously reported as compensation to our NEOs in our Summary Compensation Table in years prior to 2022:

NAME	PRIOR YEARS ($)
Brent L. Yeagy	$848,289
Michael N. Pettit	$486,668
Dustin T. Smith	$362,680
Kevin J. Page	$150,623
M. Kristin Glazner	$ 64,702

Potential Payments on Termination or Change in Control

The section below describes the payments that may be made to NEOs in connection with a change in control or pursuant to certain termination events in 2022.

Retirement Benefit Plan

The Company maintains a Retirement Benefit Plan that is applicable to all employees, including our NEOs. The Plan provides that Retirees (as defined below) will receive the following benefits upon his or her retirement:

• ability to exercise vested stock options through the 10th anniversary of the grant date;

• ability to earn a pro-rata portion of any outstanding PSUs based on the portion of the performance period that the Retiree was employed, to be paid at the end of the performance period based on actual performance;

• full vesting of all RSUs granted more than twelve (12) months prior to the Retiree's retirement date;

• payment of all eligible and unused vacation pay;

• prorated MIP award payout for the year of retirement; and

• service awards for retirees celebrating a 5, 10, 15, 20 or greater service anniversary in their year of retirement.

A "Retiree" is defined as: (a) an employee attaining at least 65 years of age, with no service requirement, as of his/her date of retirement, or (b) an employee attaining at least 55 years of age, who has completed his/her 10th year of service with the Company as of his/her date of retirement.

Benefits Upon Death or Disability

Pursuant to a policy adopted in 2016, all equity awards granted during 2016 and later shall vest in full (and without proration) in the event of an employee's termination of employment due to death or disability.

Executive Severance Plan

As noted previously in the CD&A, the Company maintains an Executive Severance Plan ("ESP") that provides additional benefits to certain designated executives, including our NEOs, in the event we terminate their employment without cause. For purposes of the Plan, "cause" is defined as: (i) a participant's willful and continued failure to perform his or her principal duties; (ii) conviction of, or a plea of guilty or *nolo contendere* to, any misdemeanor involving moral turpitude or dishonesty or any felony; (iii) illegal conduct or gross misconduct which results in material and demonstrable damage to the business or reputation of the Company or an affiliate; (iv) gross negligence resulting in material economic harm to the Company or an affiliate; (v) material violation of the Company's applicable Code of Business Conduct and Ethics or similar policy; or (vi) a participant's breach of the restrictive covenants set out in the Plan (as described below). A "termination without cause" does not include terminations due to disability or death.

If we terminate an NEO without cause, the NEO would be entitled to receive the following severance benefits under the ESP:

- Cash severance payments equal to a multiple of the sum of the participant's (a) annual base salary and (b) target MIP award for the year of termination, payable in installments over the applicable severance period. The applicable multiple for the CEO is two times the above sum. The applicable multiple for the other NEOs is one and a half times the above sum;

- A pro-rated MIP award payout for the year of termination, based upon actual Company performance through the end of the performance period;

- Payment of any annual cash incentive bonus (MIP Award) that was otherwise earned for the fiscal year that ended prior to the termination of the participant's employment, to the extent not previously paid;

- Subject to the participant's election of COBRA coverage, payment or reimbursement of the Company's portion of medical, dental and vision care premiums for a period equal to (a) 24 months for the CEO, or (b) 18 months for the other NEOs; and

- Outplacement services with a cost to the Company not in excess of $30,000.

To receive any of the severance benefits described above, a participant must agree to release all claims against the Company and its affiliates and comply with covenants not to compete with the Company, not to solicit or interfere with customers of the Company and not to solicit Company employees or contractors, in each case for a period equal to 24 months following termination, in the case of our CEO, or 18 months following termination in the case of our other NEOs.

If a participant's employment is terminated in connection with a change in control of the Company in circumstances that would entitle the participant to severance benefits under the Change in Control Plan described below, then the participant will receive severance benefits only under the Change in Control Plan, and not under the ESP.

Change in Control Plan

We also maintain a Change in Control Plan that provides severance benefits to certain designated executives, including our NEOs, in the event their employment is terminated without cause, or they are terminated for good reason, in either case within two years of a change in control (which we refer to as a "Qualifying Termination"). Under the Change in Control Plan:

- a "change in control" means that (i) any person or group (other than any person or group that already owned more than 50% of the total fair market value of Company stock) acquires more than 50% of the total fair market value of Company stock; (ii) any one person or group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of Company that represents 30% or more of the total voting power of Company stock; (iii) a majority of members of the Board is replaced during any 12-month period (without the approval of the incumbent directors); or (iv) any person or group acquires ownership of all or substantially all of the assets of Company.

- "cause" means the employee's (i) willful and continued failure to perform his duties; (ii) chronic alcoholism or addiction to non-medically prescribed drugs; (iii) theft or embezzlement of Company property; (iv) conviction of, or plea of nolo contendre to, a felony or misdemeanor involving moral turpitude; or (v) material breach of any agreement with the Company.

- "good reason" means (i) a material diminishment of the executive's position; (ii) assignment of duties to the executive that are materially inconsistent with duties performed prior to the change in control; (iii) a material breach of any agreement with the executive; (iv) for an executive officer of the Company, no longer being

Proxy Statement

employed by the parent entity; (v) a material reduction in the executive's base salary and annual bonus; or (vi) requiring the executive to relocate by more than 50 miles.

If an NEO experiences a Qualifying Termination, then he or she is entitled to the following benefits:

- a cash severance payment equal to two times (three times for the CEO) the sum of (i) the NEO's annual base salary plus (ii) the NEO's Target Annual Bonus. The Target Annual Bonus is equal to the greater of (A) the NEO's target MIP award for the year of termination, and (B) the average MIP bonus awarded to the NEO for the prior two calendar years;

- a pro-rata portion of the executive's Target Annual Bonus for the year in which the Qualifying Termination occurs;

- health continuation benefits for 18 months; and

- outplacement counseling services up to a cost of $25,000.

To receive any of the severance benefits described above, a participant must agree to release all claims against the Company and its affiliates and comply with covenants not to compete with the Company and not to solicit customers or employees, in each case for a period equal to 24 months following termination.

Change in Control Benefits Under our LTI Plan

In addition to the above-described benefits under our Change in Control Plan, the NEOs may also receive accelerated vesting under our LTI Plan if outstanding LTI awards are not assumed in the change in control transaction. Specifically, if not assumed in the transaction, (i) all PSUs shall be deemed earned at target if less than half the performance period has been completed or based on actual performance if more than half the performance period has been completed (or at target if performance is not determinable); (ii) all outstanding RSUs shall vest in full; and (iii) all outstanding stock options shall vest in full and be immediately exercisable for a period of 15 days prior to the scheduled consummation of the corporate transaction. In lieu of the foregoing, the Compensation Committee may, in its direction, cash out all outstanding awards.

For the sake of clarity, no accelerated vesting will occur if the successor agrees to assume or continue the outstanding awards, or to substitute each outstanding award for a similar award relating to the stock of the successor entity, or a parent or subsidiary of the successor entity, with appropriate adjustments to the number of shares of stock that would be delivered and the exercise price, grant price or purchase price relating to any such award. However, if an NEO is thereafter terminated within 12 months of the change in control event, any assumed award will vest immediately upon the NEO's termination.

Potential Payments on Termination or Change in Control – Payment and Benefit Estimates

The table below shows the estimated payments that would have been made to the NEOs pursuant to the policies and agreements described above assuming the applicable triggering event occurred on December 31, 2022 and using the share price of $22.60 for our Common Stock as of December 31, 2022, which was the closing price on the NYSE on the last trading day of 2022. The tables below assume that the NEO executes of a release and fully complies with any restrictive covenants and other requirements to receive benefits under the Company's plans and policies described above.

NAME	CASH SEVERANCE (1)	PRO-RATA MIP BONUS (2)	ACCELERATED VESTING OF PSUs (3)(4)	ACCELERATED VESTING OF RSUs (3)(5)	ACCELERATED VESTING OF STOCK OPTIONS (3)(6)	WELFARE BENEFITS CONTINUATION (7)	TOTAL ($)
Brent L. Yeagy							
Termination Without Cause	$3,940,000	$1,343,540	—	—	—	$60,124	$ 5,343,664
Termination Following a Change in Control	$5,910,000	$ 985,000	$10,379,898	$6,683,340	—	$47,593	$24,005,830
Change in Control Only (3)	—	—	$10,379,898	$6,683,340	—	—	$17,063,238
Retirement	—	—	$ 8,111,762	$4,266,586	—	—	$12,378,348
Termination due to Death or Disability	—	—	$10,379,898	$6,683,340	—	—	$17,063,238
Michael N. Pettit							
Termination Without Cause	$1,286,250	$ 501,270	—	—	—	$52,850	$ 1,840,370
Termination Following a Change in Control	$1,715,000	$ 367,500	$ 2,710,621	$1,730,753	—	$47,850	$ 6,571,724
Change in Control Only (3)	—	—	$ 2,710,621	$1,730,753	—	—	$ 4,441,374
Retirement	—	—	$ 2,147,881	$1,142,882	—	—	$ 3,290,763
Termination due to Death or Disability	—	—	$ 2,710,621	$1,730,753	—	—	$ 4,441,374
Dustin T. Smith							
Termination Without Cause	$1,275,000	$ 477,400	—	—	—	$52,850	$ 1,805,250
Termination Following a Change in Control	$1,700,000	$ 350,000	$ 2,125,071	$1,414,963	—	$47,850	$ 5,637,884
Change in Control Only	—	—	$ 2,125,071	$1,414,963	—	—	$ 3,540,034
Retirement	—	—	$ 1,661,342	$ 827,092	—	—	$ 2,488,434
Termination due to Death or Disability	—	—	$ 2,125,071	$1,414,963	—	—	$ 3,540,034
Kevin J. Page							
Termination Without Cause	$1,122,000	$ 420,112	—	—	—	$43,760	$ 1,585,872
Termination Following a Change in Control	$1,496,000	$ 308,000	$ 1,696,837	$1,122,000	—	$38,760	$ 4,661,598
Change in Control Only	—	—	$ 1,696,837	$1,122,000	—	—	$ 2,818,837
Retirement	—	—	$ 1,319,395	$ 664,779	—	—	$ 1,984,174
Termination due to Death or Disability	—	—	$ 1,696,837	$1,122,000	—	—	$ 2,818,837

NAME	CASH SEVERANCE (1)	PRO-RATA MIP BONUS (2)	ACCELERATED VESTING OF PSUs (3)(4)	ACCELERATED VESTING OF RSUs (3)(5)	ACCELERATED VESTING OF STOCK OPTIONS (3)(6)	WELFARE BENEFITS CONTINUATION (7)	TOTAL ($)
M. Kristin Glazner							
Termination Without Cause	$1,122,000	$420,112	—	—	—	$44,128	$1,586,240
Termination Following a Change in Control	$1,496,000	$308,000	$1,501,506	$1,242,842	—	$39,128	$4,587,476
Change in Control Only	—	—	$1,501,506	$1,242,842	—	—	$2,744,348
Retirement	—	—	$1,157,827	$ 785,621	—	—	$1,943,448
Termination due to Death or Disability	—	—	$1,501,506	$1,242,842	—	—	$2,744,348

(1) For each of the NEOs, cash severance amounts are determined under the ESP for terminations without cause and under the Change in Control plan for a Qualifying Termination following a Change in Control.

(2) If an NEO were terminated as of December 31, 2022 under circumstances entitling them to severance under the ESP or the Change in Control Plan, then they would be entitled to their full MIP actual bonus for 2022 or their Target Annual Bonus (as defined above), respectively.

(3) The amounts shown for a Change in Control Only assumes purchaser did not assume outstanding equity awards. If purchaser did assume outstanding awards, no accelerated vesting would occur.

(4) Amounts reflected in this column for "Termination Following a Change in Control," "Change in Control Only" and "Termination due to Death or Disability" include (i) the value of the earned PSUs granted in 2019 for which the performance period ended on December 31, 2022, (ii) the value of the unearned performance share units granted in 2020 based on the performance trend as of December 31, 2022, and (iii) the value of the unearned PSUs granted in 2022, assuming target performance. Amounts reflected in this column for "Retirement" include the performance share units described in (i) and a pro-rata portion of the performance share units described in (ii) and (iii).

(5) Amounts reflected in this column for "Termination Following a Change in Control," "Change in Control Only" and "Termination due to Death or Disability" include all outstanding restricted stock units, and amounts reflected for "Retirement" included all RSUs granted prior to January 1, 2022.

(6) All outstanding stock options were vested as of December 31, 2022, so no amount would be accelerated upon a Change in Control or termination of employment.

(7) Includes the value of outplacement counseling services and reimbursement for welfare benefits continuation.

Pay Ratio Disclosure

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to disclose the ratio of the annual total compensation of our principal executive officer, our CEO, Mr. Yeagy, to our median employee's annual total compensation.

For 2022, we determined that there had been no material change in our employee population or employee compensation arrangements as compared to 2021 that would result in a significant change to our pay ratio disclosure, meaning that, pursuant to Item 402(u) of Regulation S-K, we would be permitted to use the same median employee as in 2021. However, due to a change in the individual circumstances of the median employee selected in 2021, for 2022 we substituted a median employee whose pay was substantially similar to the median employee selected for 2021.

We identified the identified our median employee for 2021 using a multi-step process, as detailed below:

• We determined, as of November 1, 2021, our gross employee population of individuals working at our parent company and consolidated subsidiaries, which was 6,524 employees. This population consisted of our full-time, part-time, and temporary employees. We do not have any seasonal employees.

• As permitted under the SEC's 5% de minimis rule, we adjusted the employee population to exclude 312 non-U.S. employees (approximately 4.78% of the employee population) who work in Mexico.

• Based on the exclusion of the employees who work in Mexico, our adjusted employee population consisted of 6,212 U.S. employees.

- We then identified our median employee from our adjusted employee population (excluding our CEO) based on total 2021 W-2 earnings. We used W-2 compensation as our consistently applied compensation measure for 2021 (rather than base compensation that we have used for determining our median employee in past disclosures) because W-2 data is more readily available in our current payroll system.

To calculate our ratio for 2022, we calculated the annual total compensation of the median employee and our CEO using the methodology required for disclosure of annual total compensation in the Summary Compensation Table, except that, as permitted by the SEC's rules, we included the value of compensation provided to the median employee and to our CEO under our nondiscriminatory group health and life insurance programs that are available generally to all salaried employees. The aggregate value of the nondiscriminatory benefits included in the annual total compensation amounts reported below was $16,249 for our CEO and $4,150 for the median employee. The difference between our CEO's annual total compensation as reported below for purposes of the CEO pay ratio disclosure and his annual total compensation as reported in the Summary Compensation Table is attributable to the inclusion of those nondiscriminatory benefits solely for purposes of determining the CEO pay ratio.

The CEO pay ratio reported below was determined using reasonable estimates as permitted by the SEC's rules. This ratio should not be used as a comparison with pay ratios disclosed by other companies, as there may be material differences in the methodologies used by other companies to estimate their CEO pay ratios, as well as differences in worker populations, geographic locations, business strategies and compensation practices.

Annual Total Compensation of the CEO	$6,376,651
Annual Total Compensation of the Median Employee	$ 54,383
Ratio of CEO Annual Total Compensation to Median Employee Annual Total Compensation	118:1

Proxy Statement

Pay Versus Performance Disclosure

In August 2022, the SEC adopted rules relating to Section 14(i) of the Securities Exchange Act of 1934, including Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which requires us to disclose information that compares our named executive officer ("NEO") compensation actually paid to certain financial performance measures. The table below sets forth our pay versus performance disclosure, in accordance with SEC Item 402(v) of Regulation S-K.

Year (a)	Summary Compensation Table Total for PEO ($) (b)	Compensation Actually Paid to PEO ($) (c)	Average Summary Compensation Table Total for Non-PEO NEOs ($) (d)	Average Compensation Actually Paid to Non-PEO NEOs ($) (e)	Value of Initial Fixed $100 Investment Based On: WNC TSR ($) (f)	Value of Initial Fixed $100 Investment Based On: Dow Jones Transportation Index TSR ($) (g)	Net Income (loss) attributable to common stockholders ($ in thousands) (h)	Operating income (loss) ($ in thousands) (i)
2022	6,376,651	11,520,453	1,800,933	2,836,840	164.25	122.97	112,258	166,642
2021	4,605,980	4,901,091	1,142,820	1,203,318	138.99	149.86	1,164	33,542
2020	4,404,651	5,805,674	1,186,603	(801,039)	120.30	119.65	(97,412)	(85,608)

(a) This statement includes three years (2020, 2021, and 2022) rather than five because this is a transition year for a new regulation.

(b) The principal executive officer ("PEO") is Brent L. Yeagy for all years shown.

(c) Compensation actually paid (CAP) to our PEO reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below.

Year	2020	2021	2022
PEO	Brent L. Yeagy	Brent L. Yeagy	Brent L. Yeagy
SCT Total Compensation ($)	4,404,651	4,605,980	6,376,651
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(2,988,258)	(3,500,453)	(4,078,439)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	4,382,533	4,196,710	6,036,537
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	42,538	(418,140)	3,416,212
Change in Fair Value of Stock and Option Awards from Prior years that Vested in the Covered Year ($)	(35,790)	16,995	(230,508)
Less: Fair Value of Stock and Option Awards Forfeited during the covered Year ($)	—	—	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—	—	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—	—	—
Compensation Actually Paid ($)	5,805,674	4,901,091	11,520,453

(d) The following are included in the average figures shown:

2020: Michael N. Pettit, Dustin T. Smith, Kevin J. Page, M. Kristin Glazner, Jeffery L. Taylor, Melanie D. Margolin

2021 and 2022: Michael N. Pettit, Dustin T. Smith, Kevin J. Page, M. Kristin Glazner

(e) Compensation actually paid (CAP) to our non-PEO NEOs reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the table below.

Year	2020	2021	2022
Non-PEO NEOs	See column (d) note above	See column (d) note above	See column (d) note above
SCT Total Compensation ($)	1,186,603	1,142,820	1,800,933
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(486,685)	(670,592)	(881,854)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	570,244	802,602	1,305,207
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	3,981	(80,842)	647,152
Change in Fair Value of Stock and Option Awards from Prior years that Vested in the Covered Year ($)	(9,761)	9,331	(34,598)
Less: Fair Value of Stock and Option Awards Forfeited during the covered Year ($)	(2,065,421)	—	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—	—	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—	—	—
Compensation Actually Paid ($)	(801,039)	1,203,318	2,836,840

(f) Represents the total shareholder return (TSR) of Wabash for the measurement periods ending December 31 of each of 2020, 2021 and 2022, respectively.

(g) Represents the TSR of the Dow Jones Transportation Index for the measurement periods ending on December 31 of each of 2020, 2021 and 2022, respectively.

(h) Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the years ended December 31, 2020, 2021 and 2022.

(i) Company-selected Measure is Operating Income.

Proxy Statement

Relationship between Pay and Performance

Below are graphs showing the relationship of "compensation actually paid" to our PEO and non-PEO NEOs in 2020, 2021 and 2022 to (1) TSR of both Wabash and the Dow Jones Transportation Index, (2) Wabash's net income and (3) Wabash's income (loss) from operations.

"Compensation actually paid," as defined by the SEC's rules, fluctuates according to, among other things, the changing values of equity awards during the years shown in the table above based on stock price changes over time and projected and actual performance results. "Compensation actually paid" does not reflect the value ultimately realized by our NEOs, and we do not assess or design our NEOs' compensation with direct reference to the relationship of "compensation actually paid" to the performance measures depicted below. For a discussion of how we design our executive compensation programs to incentivize strong performance and achievement of our business objectives, please see the Compensation Discussion and Analysis section in this proxy statement.







Most Important Measures to Link Compensation Actually Paid to Company Performance for 2022

The four performance measures listed below represent the most important metrics we used to link CAP to Company performance for 2022 as further described in our Compensation Discussion and Analysis.

Most Important Performance Measures
1. Operating Income
2. Relative Total Shareholder Return
3. Average Return on Invested Capital
4. Net Working Capital as a Percentage of Sales

Proxy Statement

Equity Compensation Plan Information

The following table summarizes information regarding our equity compensation plan as of December 31, 2022:

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (1)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (2)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (3)
Equity Compensation Plans Approved by Security Holders	1,769,584	$13.67	1,963,170
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	1,769,584	$13.67	1,963,170

(1) Consists of shares of Common Stock to be issued upon the exercise of outstanding options, and the settlement of unvested RSUs and PSUs (assuming target payout for any PSUs that were outstanding as of December 31, 2022), granted under the Wabash National Corporation 2011 Omnibus Incentive Plan (the "2011 Plan"), and the Wabash National Corporation 2017 Omnibus Incentive Plan (the "2017 Plan").

(2) Consists of the weighted average exercise price of outstanding options. Because participants do not need to pay us anything to receive shares upon the vesting of RSUs and PSUs, the weighted average exercise price does not take these awards into account.

(3) Consists of shares of Common Stock available for future issuance pursuant to the 2017 Plan.

Proposal 2 – Advisory Vote on the Compensation of Our Named Executive Officers

At our 2017 Annual Meeting, we held a non-binding, advisory stockholder vote on the frequency of future advisory stockholder votes on the compensation of our NEOs. Our stockholders expressed a preference that advisory stockholder votes on the compensation of our NEOs be held on an annual basis and, as previously disclosed, the Company continued the policy to hold such votes annually. Accordingly, as required by Section 14A of the Exchange Act, we are asking stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of the NEOs of our Company. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. We urge you to read the "Compensation Discussion and Analysis" and "Executive Compensation Tables" sections of this Proxy Statement, which begin on page 39 and 54, respectively, as such sections provide details on the Company's compensation programs and policies for our executive officers, including the 2022 compensation of our NEOs.

This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our executive officers' compensation. This say-on-pay vote is an advisory vote that is not binding on us.

The approval or disapproval by stockholders will not require the Board or the Compensation Committee to take any action regarding the Company's executive compensation practices. The final decisions on the compensation and benefits of our NEOs and on whether, and if so, how, to address stockholder disapproval remain with the Board and the Compensation Committee.

The Board believes that the Compensation Committee is in the best position to consider the extensive information and factors necessary to make independent, objective, and competitive compensation recommendations and decisions that are in the best interests of Wabash and its stockholders.

However, the Board and our Compensation Committee value the opinions expressed by stockholders in their vote on this proposal, and will carefully consider the outcome of the vote when making future compensation decisions with respect to our executive officers. In that regard, the Board and our Compensation Committee carefully considered the results of last year's say-on-pay vote, in which over 98% of voting stockholders voted in favor of our say-on-pay proposal, and took such results into account by continuing to emphasize the core principles of our compensation philosophy and best practices of our compensation programs.

The Board urges you to carefully review the CD&A section of this Proxy Statement, together with the executive compensation tables, and to approve the following resolution:

"RESOLVED, that the stockholders hereby approve on an advisory basis the compensation paid to the Wabash National Corporation named executive officers, as disclosed in the Wabash National Corporation Proxy Statement pursuant to the rules of the Securities and Exchange Commission (including the Compensation Discussion and Analysis, compensation tables and narrative discussion)."

Board Recommendation

The Board of Directors UNANIMOUSLY recommends that you vote "FOR" the approval of compensation of our named executive officers, as disclosed in this Proxy Statement.

Proposal 3 – Ratification of Appointment of Independent Registered Public Accounting Firm

Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed the accounting firm Ernst & Young LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2023. Ernst & Young acted as our independent auditors for the year ended December 31, 2022. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions. The Audit Committee is responsible for hiring, compensating and overseeing the independent registered public accounting firm, and reserves the right to exercise that responsibility at any time. If the appointment of Ernst & Young is not ratified by the stockholders, the Audit Committee is not obligated to appoint another registered public accounting firm, but the Audit Committee will give consideration to such unfavorable vote.

Board Recommendation

> **The Board of Directors UNANIMOUSLY recommends that you vote "FOR" ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023.**

Principal Accounting Fees and Services

The fees billed by Ernst & Young for professional services provided to us for the years ended December 31, 2022 and December 31, 2021 were as follows:

FEE CATEGORY	2022	2021
	($ IN THOUSANDS)	
Audit Fees [1]	$1,408	$1,422
Audit-Related Fees [2]	$ 72	—
Tax Fees [3]	—	$ 4
All Other Fees [4]	—	—
Total Fees	$1,480	$1,426

(1) Fees for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports, and services in connection with securities offerings, registration statements and statutory filings.

(2) Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

(3) Fees billed for professional services related to tax compliance, tax advice and tax planning.

(4) Fees for services that are not included in the service categories reported above, primarily transaction related services.

In 2022 and 2021, all Ernst & Young fees were pre-approved by the Audit Committee pursuant to the pre-approval policy described below. After consideration, the Audit Committee has concluded that the provision of non-audit services by Ernst & Young to Wabash is compatible with maintaining the independence of Ernst & Young.

Pre-Approval Policy for Audit and Non-Audit Fees

The Audit Committee has sole authority and responsibility to select, evaluate and, if necessary, replace the independent auditor. The Audit Committee has sole authority to approve all audit engagement fees and terms, and the Committee, or a member of the Committee, must pre-approve any non-audit service provided to the Company by the Company's independent auditor. The Audit Committee reviews the status of each engagement at its regularly scheduled meetings. In 2022 and 2021, the Committee pre-approved all services provided by the independent auditor. The independent auditor provides an engagement letter which is signed by the Chair of the Audit Committee, outlining the scope of the audit and related audit fees.

Audit Committee Report

THE FOLLOWING REPORT OF THE AUDIT COMMITTEE DOES NOT CONSTITUTE SOLICITING MATERIAL AND SHOULD NOT BE DEEMED FILED OR INCORPORATED BY REFERENCE INTO ANY OTHER FILING BY US UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT WE SPECIFICALLY INCORPORATE THIS REPORT.

As part of its ongoing activities, the Audit Committee has:

- Reviewed and discussed with management our audited consolidated financial statements for the year ended December 31, 2022;

- Discussed with Ernst & Young, our independent auditors for 2022, the matters required to be discussed by the Public Company Accounting Oversight Board and the SEC; and

- Received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, and has discussed with the independent auditors their independence.

On the basis of these reviews and discussions, the Audit Committee recommended that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

AUDIT COMMITTEE

Scott K. Sorensen, Chair
Therese M. Bassett
Sudhanshu Priyadarshi
Stuart A. Taylor II

Proxy Statement

Proposal 4 – Advisory Vote on the Frequency of Future Advisory Votes on Compensation of Our Named Executive Officers

Section 14A of the Exchange Act adopted by Congress as part of the Dodd-Frank Act requires that we provide our stockholders with the opportunity to vote, on an advisory basis, on the compensation of our named executive officers ("Say on Pay"). We currently hold the Say on Pay vote every year, and are required to hold the Say on Pay vote at least once every three years. By voting on this Proposal Four, you may indicate whether you would prefer that we continue to hold the Advisory Vote on Named Executive Officer Compensation annually or whether you would prefer that we instead hold the vote every two or three years.

Our stockholders voted on a similar proposal in 2017, with the majority voting to hold the Say on Pay vote every year, and our Board of Directors adopted this standard. It is our strong belief, and the Board's recommendation, that holding a Say on Pay vote every year is most appropriate for the Company so that our stockholders may express their views on our executive compensation program annually. The Board recognizes the importance of receiving regular input from our stockholders on important issues such as our executive compensation and believes that an advisory vote on executive compensation is the most effective way for stockholders to communicate with the Company about its compensation objectives, policies and practices. Since 2017, this yearly interaction between the Board, the Compensation Committee, and our stockholders has resulted in regular, meaningful evaluation of our performance against our compensation practices, taking into account the natural cyclicality prevalent in the trailer industry. In addition, holding a Say on Pay vote annually is in line with prevailing market practice and current stockholder expectations and preferences.

For the above reasons, the Board recommends that you vote to hold a Say on Pay vote annually (every one year). Your vote, however, is not to approve or disapprove the Board's recommendation. When voting on this Proposal Four, you have four choices: you may elect that we hold the Say on Pay vote every one year, every two years or every three years, or you may abstain from voting. The Board intends to review the results for each voting alternative in Proposal Four in making its determination on the frequency of future Say on Pay votes.

As an advisory vote, the vote on Proposal Four is not binding upon the Company, and the Compensation Committee and the Board may decide that it is in the best interests of our stockholders and our Company to hold a Say on Pay vote more or less frequently than the option approved by our stockholders. Nevertheless, the Compensation Committee and the Board will consider the outcome of the vote when making future decisions on executive compensation.

Board Recommendation

The Board of Directors UNANIMOUSLY recommends that you vote for a frequency of "1 year."

Beneficial Ownership Information

Beneficial Ownership of Common Stock

The following table sets forth certain information as of March 13, 2023 (unless otherwise specified), with respect to the beneficial ownership of our Common Stock by each person who is known to own beneficially more than 5% of the outstanding shares of Common Stock, each person currently serving as a director, each nominee for director, each Named Executive Officer (as defined in the Compensation Discussion & Analysis above), and all directors and executive officers as a group:

NAME AND ADDRESS OF BENEFICIAL OWNER	SHARES OF COMMON STOCK BENEFICIALLY OWNED (1)	PERCENT OF CLASS (ROUNDED)
BlackRock, Inc. and affiliates 55 East 52nd Street New York, New York 10055	7,793,570 [2]	16.3%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	6,511,314 [3]	13.58%
Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, Texas 78746	3,427,583 [4]	7.1%
Therese M. Bassett	34,374 [5]	*
John G. Boss	93,333 [6]	*
Trent J. Broberg	4,543 [7]	*
M. Kristin Glazner	34,014 [8]	*
Larry J. Magee	124,774 [9]	*
Ann D. Murtlow	71,997 [10]	*
Kevin J. Page	21,839 [11]	*
Michael N. Pettit	16,060 [12]	*
Sudhanshu Priyadarshi	2,021 [13]	*
Dustin T. Smith	1,249 [14]	*
Scott K. Sorensen	98,291 [15]	*
Stuart A. Taylor II	36,193 [16]	*
Brent L. Yeagy	— [17]	*
All of our directors and executive officers as a group (13 persons)	538,688 [18]	1.13%

* Less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to restricted stock units and/or performance stock units are not deemed outstanding by the Company for purposes of reporting on Common Stock outstanding. As such, only those units that will vest within 60 days of March 13, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such units. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of March 13, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated otherwise, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Based solely on the Schedule 13G filed January 24, 2023 by BlackRock, Inc. on its own behalf and on behalf of its subsidiaries BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment

Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited and Blackrock Fund Managers Ltd. (collectively, the "BlackRock Subsidiaries"). BlackRock, Inc. has sole voting power with respect to 7,712,951 shares and sole dispositive power over 7,793,570 shares. BlackRock, Inc. does not have shared voting power or shared dipositive power with respect to any shares. None of the BlackRock Subsidiaries claim beneficial ownership of 5% or greater of the outstanding shares of Common Stock except for BlackRock Fund Advisors.

(3) Based solely on the Schedule 13G/A filed February 9, 2023 by The Vanguard Group, Inc. The Vanguard Group, Inc. does not have sole voting power with respect to any shares. The Vanguard Group, Inc. has shared voting power with respect to 82,365 shares, sole dispositive power with respect to 6,388,312 shares, and shared dispositive power with respect to 123,002 shares. None of the Vanguard Group, Inc.'s subsidiaries claim beneficial ownership of 5% or greater of the outstanding shares of Common Stock.

(4) Based solely on the Schedule 13G/A filed February 10, 2023 by Dimensional Fund Advisors LP and its subsidiaries. Dimensional Fund Advisors LP has sole voting power with respect to 3,366,614 shares and sole dispositive power with respect to 3,427,583 shares. Dimensional Fund Advisors LP does not have shared voting power or shared dipositive power with respect to any shares. None of Dimensional Fund Advisors LP's subsidiaries claim beneficial ownership of 5% or greater of the outstanding shares of Common Stock.

(5) Includes 8,993 unvested restricted stock units held by Ms. Bassett that will vest within 60 days of March 13, 2023.

(6) Includes 8,993 unvested restricted stock units held by Mr. Boss that will vest within 60 days of March 13, 2023.

(7) Includes 4,543 unvested restricted stock units held by Mr. Broberg that will vest within 60 days of March 13, 2023.

(8) Excludes 56,055 unvested restricted units held by Ms. Glazner that will vest more than 60 days after March 13, 2023.

(9) Includes 8,993 unvested restricted stock units held by Mr. Magee that will vest within 60 days of March 13, 2023.

(10) Through a family estate planning structure, Ms. Murtlow shares voting and investment power on all shares with her spouse (other than with respect to any deferred shares). Includes 8,993 unvested restricted stock units held by Ms. Murtlow that will vest within 60 days of March 13, 2023.

(11) Excludes 48,295 unvested restricted units held by Mr. Page that will vest more than 60 days after March 13, 2023.

(12) Includes options held by Mr. Pettit to purchase 1,500 shares that are currently, or will be within 60 days of March 13, 2023, exercisable. Excludes 67,424 unvested restricted units held by Mr. Pettit that will vest more than 60 days after March 13, 2023.

(13) Includes 2,021 unvested restricted stock units held by Mr. Priyadarshi that will vest within 60 days of March 13, 2023.

(14) Excludes 60,416 unvested restricted units held by Mr. Smith that will vest more than 60 days after March 13, 2023.

(15) Through a family estate planning structure, Mr. Sorensen shares voting and investment power on all reported shares with his spouse (other than with respect to any deferred shares). Includes 8,993 unvested restricted stock units held by Mr. Sorensen that will vest within 60 days of March 13, 2023.

(16) Includes 8,993 unvested restricted stock units held by Mr. Taylor that will vest within 60 days of March 13, 2023.

(17) Excludes 275,788 unvested restricted units held by Mr. Yeagy that will vest more than 60 days after March 13, 2023.

(18) Includes options held by our executive officers to purchase an aggregate of 1,500 shares that are currently, or will be within 60 days of March 13, 2023, exercisable. The Company's directors do not hold any options.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and 10% stockholders to file reports of ownership of our equity securities. To our knowledge, based solely on our review of the copies of such forms furnished to us in 2022 and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements of our directors and executive officers were met.

General Information

Availability of Certain Documents

A copy of our 2021 Annual Report on Form 10-K is posted with this Proxy Statement. You also may obtain additional copies without charge and without the exhibits by writing to: Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905. These documents also are available through our website at www.onewabash.com.

The charters for our Audit, Compensation, Nominating, Corporate Governance and Sustainability, and Finance Committees, as well as our Corporate Governance Guidelines and the Codes, are available on the Governance/ Governance Documents page of the Investor Relations section of our website at ir.onewabash.com and are available in print without charge by writing to: Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905.

Communications with the Board of Directors

Stockholders or other interested persons wishing to make known complaints or concerns about our accounting, internal accounting controls or auditing matters, or bring other concerns to the Board or the Audit Committee, or to otherwise communicate with our independent directors as a group or the entire Board, individually or as a group, may do so by sending an email to board@onewabash.com, or by writing to Wabash National Corporation, Attention: General Counsel, 3900 McCarty Lane, Lafayette, Indiana 47905. You may report your concerns anonymously or confidentially.

Stockholder Proposals and Nominations

Stockholder Proposals for Inclusion in 2024 Proxy Statement. To be eligible for inclusion in the proxy statement for our 2024 Annual Meeting, stockholder proposals must be received by the Company's Corporate Secretary no later than the close of business on November 29, 2023. However, if the date of the 2024 Annual Meeting has changed by more than 30 days from the date of the 2023 Annual Meeting indicated herein, then stockholder proposals must be received a reasonable time before the Company begins to print and send its proxy materials for the 2024 Annual Meeting. Proposals should be sent to Wabash National Corporation, Attention: Corporate Secretary, 3900 McCarty Lane, Lafayette, Indiana 47905 and follow the procedures required by Rule 14a-8 of the Exchange Act. In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules (once effective), stockholders who intend to solicit proxies in support of director nominees other than our director nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act not later than March 11, 2024.

Stockholder Director Nominations and other Stockholder Proposals for Presentation at the 2024 Annual Meeting. Under our Bylaws, written notice of stockholder nominations to the Board of Directors and any other business proposed by a stockholder that is not to be included in our proxy statement must be delivered to the Company's Corporate Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, any stockholder who wishes to have a nomination or other business considered at the 2024 Annual Meeting must deliver a written notice (containing the information specified in our Bylaws regarding the stockholder, the nominee and the proposed action, as appropriate) to the Company's Corporate Secretary between January 11, 2024 and February 12, 2024. However, if the date of the 2024 Annual Meeting is more than 30 days before or after the first anniversary of the 2023 Annual Meeting, any stockholder who wishes to have a nomination or other business considered at the 2024 Annual Meeting must deliver written notice (containing the information specified in our Bylaws regarding the stockholder, the nominee and the proposed action, as appropriate) to the Company's Corporate Secretary not earlier than 120 days prior to such Annual Meeting and not later than the later of the 90th day prior to such Annual Meeting or the tenth day following the public announcement of such Annual Meeting. SEC rules permit management to vote proxies in its discretion with respect to such matters if we advise stockholders how management intends to vote. A nomination or other proposal will be disregarded if it does not comply with the above procedure and any additional requirements set forth in our Bylaws. Please note that these requirements are separate from the SEC's requirements to have your proposal included in our proxy materials.

Householding of Proxy Materials

Stockholders residing in the same household who hold their stock through a bank or broker may receive only one set of proxy materials in accordance with a notice sent earlier by their bank or broker. This practice of sending only one copy of proxy materials is called "householding" and this practice saves us money in printing and distribution costs and reduces the environmental impact of our Annual Meeting. This practice will continue unless instructions to the contrary are received by your bank or broker from one or more of the stockholders within the household. We will deliver promptly, upon written or oral request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive separate copies of the proxy materials, now or in the future, should submit a request to the Company by telephone at (765) 771-5310 or by submitting a written request to Wabash National Corporation c/o Director-Investor Relations, 3900 McCarty Lane, Lafayette, IN 47905.

If you hold your shares in "street name" and reside in a household that received only one copy of the proxy materials, you can request to receive a separate copy in the future by following the instructions sent by your bank or broker. If your household is receiving multiple copies of the proxy materials, you may request that only a single set of materials be sent by following the instructions sent by your bank or broker.

By Order of the Board of Directors,

M. Kristin Glazner
Senior Vice President and General Counsel,
    Corporate Secretary, Chief Human Resources Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Fiscal Year Ended December 31, 2022

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ________ to ________

Commission File Number: 001-10883

WABASH NATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**52-1375208**
(State of Incorporation)	(IRS Employer Identification Number)
3900 McCarty Lane	
Lafayette Indiana	**47905**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(765) 771-5310**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 Par Value	WNC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.1D-1(b). Yes ☐ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2022 was approximately $653,062,173 based upon the closing price of the Company's common stock as quoted on the New York Stock Exchange composite tape on such date.

The number of shares outstanding of the registrant's common stock as of February 15, 2023 was 47,513,057.

Part III of this Form 10-K incorporates by reference certain portions of the registrant's Proxy Statement for its Annual Meeting of Stockholders to be filed within 120 days after December 31, 2022.

Annual Report

WABASH NATIONAL CORPORATION
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K (the "Annual Report") of Wabash National Corporation (together with its subsidiaries, "Wabash," "Company," "us," "we," or "our") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan" or "anticipate" and other similar words. Forward-looking statements convey the Company's current expectations or forecasts of future events. Our "forward-looking statements" include, but are not limited to, statements regarding:

- demand for our products and the sensitivity of demand to economic conditions;

- the highly cyclical nature of our business;

- economic weakness and its impact on the markets and customers we serve;

- our backlog and indicators of the level of our future revenues;

- ongoing inflation;

- the COVID-19 pandemic, or other outbreaks of disease or similar public health threats;

- reliance on a limited number of suppliers of raw materials and components, price increases of raw materials and components, and our ability to obtain raw materials and components;

- our ability to realize all of the expected enhanced revenue, earnings, and cash flow from our agreement to create Wabash Parts LLC;

- reliance on information technology to support our operations and our ability to protect against service interruptions or security breaches;

- our ability to attract and retain key personnel or a sufficient workforce;

- our ability to execute on our long-term strategic plan and growth initiatives or to meet our long-term financial goals;

- volatility in the supply of vehicle chassis and other vehicle components;

- changes in our customer relationships or in the financial condition of our customers;

- significant competition in the industries in which we operate including offerings by our competitors of new or better products and services or lower prices;

- our competition in the highly competitive specialized vehicle industry;

- market acceptance of our technology and products or market share gains of competing products;

- disruptions of manufacturing operations;

- our ability to effectively manage, safeguard, design, manufacture, service, repair, and maintain our leased (or subleased) trailers;

- current and future governmental laws and regulations and costs related to compliance with such laws and regulations;

- changes to U.S. or foreign tax laws and the effects on our effective tax rate and future profitability;

- changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences;

- the effects of product liability and other legal claims;

- climate change and related public focus from regulators and various stakeholders;

- our ability to meet environmental, social, and governance ("ESG") expectations or standards or to achieve our ESG goals;

- impairment in the carrying value of goodwill and other long-lived intangible assets;

- our ability to continue a regular quarterly dividend;

- our ability to generate sufficient cash to service all of our indebtedness;

- our indebtedness, financial condition and fulfillment of obligations thereunder;

- increased risks of international operations;

- provisions of our New Senior Notes which could discourage potential future acquisitions of us by a third party;

- the risks related to restrictive covenants in our New Senior Notes indenture and Credit Agreement (each, as defined below), including limits on financial and operating flexibility;

- price and trading volume volatility of our common stock; and

- assumptions relating to the foregoing.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this Annual Report. Each forward-looking statement contained in this Annual Report reflects our management's view only as of the date on which that forward-looking statement was made. We are not obligated to update forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as required by law.

Currently known risks and uncertainties that could cause actual results to differ materially from our expectations are described throughout this Annual Report, including in "Item 1A. *Risk Factors.*" We urge you to carefully review that section for a more complete discussion of the risks of an investment in our securities.

PART I

ITEM 1—BUSINESS

Overview

Wabash National Corporation, which we refer to herein as "Wabash," the "Company," "us," "we," or "our," is Changing How the World Reaches You®. Wabash was founded in 1985 and incorporated as a corporation in Delaware in 1991, with its principal executive offices in Lafayette, Indiana, as a dry van trailer manufacturer. Today we are the visionary leader of connected solutions for the transportation, logistics, and distribution industries.

To that end, we design and manufacture a diverse range of products, including dry freight and refrigerated trailers, platform trailers, tank trailers, dry and refrigerated truck bodies, structural composite panels and products, transportation, logistics, and distribution industry parts and services, and specialty food grade processing equipment. We have achieved this diversification through acquisitions, organic growth, and product innovation.

We believe our position as a leader in our key industries is the result of longstanding relationships with our core customers, our demonstrated ability to attract new customers, our broad and innovative product lines, our engineering leadership, and our extensive distribution and service network. More importantly, we believe our leadership position is indicative of the *Values* and *Leadership Principles* that guide our actions.

At Wabash, it's our focus on people, purpose, and performance that drives us to do better. Our *Purpose* is to change how the world reaches you; our *Vision* is to be the visionary leader of connected solutions for the transportation, logistics, and distribution industries; and our *Mission* is to enable our customers to succeed with breakthrough ideas and solutions that help them move everything from first to final mile.

Our *Values* are the qualities that govern our critical leadership behaviors and accelerate our progress.

- *Be Curious:* We will make bold choices and encourage creativity, collaboration and risk-taking to turn breakthrough ideas into reality.

- *Have a Growth Mindset:* We will be resilient and capable of the change required to succeed in a world that does not stand still.

- *Create Remarkable Teams:* We will create a workplace culture that allows individuals to be their best in order to retain and attract talent from diverse industries, geographies and backgrounds.

Our *Leadership Principles* are the behaviors that provide definition to our actions and bring our values to life.

- *Embrace Diversity and Inclusion:* We solicit and respect the input of others, celebrate our differences and strive for transparency and inclusiveness.

- *Seek to Listen:* We listen to our customers, partners, and each other to reach the best solutions and make the strongest decisions.

- *Always Learn:* To model a growth mindset, we continue learning through every stage of our careers. We do not quit and we are not satisfied with the status quo.

- *Be Authentic:* Employees who thrive at Wabash are honest, have incredible energy and demonstrate grit in everything they do.

- *Win Together:* We collaborate, seek alignment and excel at cross-group communication to succeed as one team and One Wabash.

Rebranding

In January 2022, Wabash National Corporation and its portfolio of brands rebranded as Wabash® and began a significant shift in the Company's go-to-market brand strategy. This marks a milestone in the Company's transformation, following two years of accomplishments in our reorganization, new customer acquisition, and strategic growth as One Wabash. The rebrand is a reflection of our efforts and how we go-to-market with a powerful brand strategy designed to carry all of our legacy brands into the future.

The decision to make a significant shift in our brand strategy was precipitated by changes happening in the markets we serve. Transportation, logistics, and distribution is going through a momentous transition as it adapts to a compilation of forces:

- Changing dynamics across the value chain and logistics models of delivery

- Increased dependence of supply chain security as an outcome of the COVID-19 pandemic

Annual Report

- Increasingly agile and networked ecosystems enabled by new technologies

- Advanced, disruptive material composites expanding possibilities of freight

- Corporate stalwarts with increasing power, influence, and capabilities

- A focus around sustainability, diversity, and inclusion

Wabash aims to be a visionary leader that drives the changing business of transport in ways that move the entire industry forward.

We see a different future reality than our competition in the context of social, technological, and logistics changes, and we've chosen to go down a substantially different path to re-shape the industry and pull that future forward for our customers. We saw how logistics changes would disrupt the industry and result in customers buying from one source, in one way, from first to final mile. We saw the need to radically change how products are conceived and designed upfront in engineering with new technologies to make leap-frog improvements in quality and consistency. We had the foresight to develop and commercialize a new composite technology that can deliver breakthrough value to customers. Going forward, we see the need to expand connectivity from the source all the way to the home to ensure food safety versus myopically focusing on point solutions.

As of January 2022, we market nearly all products in our Transportation Solutions and Parts & Services segments as Wabash® and no longer market the following brand names: Wabash National®, Benson®, Brenner® Tank, Brenner Tank Services, Bulk Tank International, Supreme®, Supreme Upfit Solutions and Service, Tower Structural Laminating, Transcraft®, Walker® Engineered Products, and Walker Transport. In addition, we no longer market the product brands ArcticLite®, Kold King®, Iner-City® and Spartan.

The Company will continue to market DuraPlate®, DuraPlateHD®, DuraPlate AeroSkirt®, and AeroSkirt CX®, as well as the new EcoNex™ Technology brand for our proprietary molded structural composite.

The rebranding decision resulted in non-cash impairment charges of approximately $28.3 million during the fourth quarter of 2021 related to trade name and trademark intangible assets due to the significant reduction in the related useful lives of these assets. Refer to Note 5 in the Notes to Consolidated Financial Statements for additional information on this impairment charge.

Wabash Management System

Our Wabash Management System ("WMS") is a set of principles and standardized business processes for the purpose of achieving our strategic objectives. These principles are centered around lean thinking and state that lean application must extend across and throughout our entire enterprise, not only our manufacturing processes. By codifying what makes our company great, the WMS drives focus on the interconnected processes that are critical for success across our business. WMS is based on forward planning and continuous capability evaluation as we simultaneously drive execution and breakthrough performance. WMS requires everyone to be an active contributor to our enterprise-wide lean efforts and enables growth through innovation and industry leading customer satisfaction and alliances. Our WMS principles underpin an ongoing improvement cycle that includes Strategic Planning and Deployment, Kaizen, and Daily Management. It is through this set of standards and thinking that we create a "One Wabash" approach to our customers, add new business capabilities, and enable profitable growth.

In partnership with Purdue University, during 2022 we developed a curriculum for WMS Facilitator and Coaching. We also have hosted WMS University Champion training sessions and have over 160 graduates of the program. Company wide, we have frequent WMS communication and engagement enhancement sessions, including lunch & learn trainings. Finally, we have developed a strategic deployment process and planning cycle with our Chief Strategy Officer.

Our One Wabash organizational structure enables long-term growth for the Company with an intense focus on value streams, streamlined processes, product innovation, and a consistent, superior experience for all customers who seek our solutions in the transportation, logistics and distribution markets. The value streams leverage the power of our processes to close the cycle of customer needs and customer fulfillment.

Impact of Coronavirus ("COVID-19")

In March 2020, a global pandemic was declared by the World Health Organization related to COVID-19. This pandemic has created significant uncertainties and disruptions in the global economy. We continue to monitor the ongoing challenges of an endemic infection and remain focused on the health and safety of our employees, as well as the health of our business, as we manage our operating plans and consider the most recent developments, the best practice guidelines by health experts, the number of cases in the United States, and local, state, and federal requirements. While we have moved to an endemic phase, the COVID-19 pandemic has had lasting effects and continues to cause supply chain, labor, and raw material constraints that impact global markets. Risks related to COVID-19 can be found under Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K for the year ended December 31, 2022.

Operating Segments

The One Wabash organizational transformation began during the first quarter of 2020 to better align resources and processes on serving the customer and to enable long-term growth. In connection with the substantial completion of our One Wabash strategic initiatives, including organizational and structural changes as well as portfolio rationalization, beginning in September 2021 we realigned our operating and reportable segments based on how the Chief Operating Decision Maker ("CODM") manages the business, allocates resources, makes operating decisions, and evaluates operating performance. Based on this realignment, we established two operating and reportable segments: Transportation Solutions ("TS") and Parts & Services ("P&S"), and eliminated the historical Commercial Trailer Products ("CTP"), Diversified Products ("DPG"), and Final Mile Products ("FMP") segments. Additional information related to the composition of each segment, as well as the historical segment for each component, is set forth below.

Transportation Solutions	Parts & Services
■ Dry & Refrigerated Van Trailers (Historical CTP Segment)	■ Aftermarket Parts & Services (All Historical Segments)
■ Platform Trailers (Historical CTP Segment)	■ Truck Body Upfitting Solutions (Historical FMP Segment)
■ Tank Trailers & Truck-Mounted Tanks (Historical DPG Segment)	■ Food, Dairy, and Beverage Equipment (Historical DPG Segment)
■ Truck-Mounted Dry & Refrigerated Truck Bodies (Historical FMP Segment)	■ DuraPlate® Components & Parts (Historical DPG Segment)
■ EcoNex™ Technology Products (Historical CTP & FMP Segments)	■ Wabash Parts LLC (See Note 6 in the Notes to Consolidated Financial Statements)
	■ Trailers as a Service (TAAS)^{SM} (See Additional Information Below)

Transportation Solutions

The TS segment comprises the design and manufacturing operations for the Company's transportation-related equipment and products. This includes dry and refrigerated van trailers, platform trailers, and our wood flooring production facility, all of which were previously reported in the CTP segment. The Company's EcoNex™ Technology products that were historically included in both the CTP and FMP segments are reported in the TS segment. In addition, the TS segment includes tank trailers and truck-mounted tanks that were historically reported in the DPG segment. Finally, truck-mounted dry and refrigerated bodies and service and stake bodies that were previously reported in the FMP segment are also in the TS segment. Refer to the "Products" section below for additional information and details related to the TS segment's product offerings.

Parts & Services

The P&S segment is comprised of each of our historical segments' parts & services businesses as well as the upfitting component of our truck bodies business. In addition, our Composites products, which are focused on the use of DuraPlate® composite panels beyond the semi-trailer market, are also part of the P&S segment (previously reported in the DPG segment). This segment also includes the Wabash Parts LLC parts and distribution entity we created with our partner during the second quarter of 2022 as further described in Note 6 in the Notes to Consolidated Financial Statements. Additionally, the P&S segment includes our Trailers as a Service (TAAS)^SM initiative, which combines our market-leading trailer products with emerging capabilities like parts distribution and a growing maintenance and repair network in order to provide a valuable suite of services to our customers. Finally, the P&S segment includes the Company's Engineered Products business (previously reported in the DPG segment), including stainless-steel storage tanks and silos, mixers, and processors for a variety of end markets. As disclosed throughout this Annual Report on Form 10-K for the year ended December 31, 2022, growing and expanding our parts and services offerings is a key strategic initiative for us moving forward. Refer to the "Products" section below for additional information and details related to the P&S segment's product offerings.

Strategy

We are the visionary leader of connected solutions with strong customer relationships across the first, middle, and final mile markets that will support profitable growth and provide adaptability to changes in the transportation, logistics, and distribution industries. We believe our One Wabash organizational structure and WMS are uniquely designed to achieve breakthrough customer value. Our TS and P&S segment structure aligns our resources and processes on serving the customer, and our strategy is centered around our ability to scale core competencies by growing in and around core markets with known customers.

COLD CHAIN MARKET SHARE	■ Expand share in markets driven by movement of goods through the temperature-controlled cold chain ■ Bring differentiated solutions to create customer value by leveraging innovative technology offerings, including product offerings, such as EcoNex™
E-COMMERCE & LOGISTICS DISRUPTION	■ Pursue opportunities to capitalize on the changing logistics landscape, including the expected growth in power-only networks ■ Grow within the rapidly expanding home delivery market by augmenting truck body offerings with refreshed product offerings ■ Leverage portfolio of lighter-weight composite technology
RECURRENT REVENUE THROUGH PARTS & SERVICES	■ Pursue organic growth opportunities within parts distribution and truck body upfitting to become a scalable and tech-enabled distribution platform to serve existing and new customers ■ Connecting across the transportation ecosystem to facilitate interactions and leverage our brand ■ Unify historically disparate parts and services revenue streams to drive alignment and growth focus

Our first to final mile portfolio of products creates simplicity for customers managing through significant industry change. We believe that if we are successful in focusing on each of these strategic initiatives, we will be well-positioned to advance our commitment to deliver long-term profitable growth within each of our reportable segments, support margin enhancement through our One Wabash organization and WMS mindset, and successfully deliver value to our shareholders. In addition, leveraging our dealer and strategic account relationships will create the scale of a national service network.

During 2022, we partnered with FreightVana to support our Trailers as a Service ("TAAS")^SM initiative. Our TAAS initiative combines our market-leading trailer products with emerging capabilities like parts distribution and a growing maintenance and repair network in order to provide a valuable suite of services to our customers and contribute to our growing base of recurring revenue in our Parts & Services operating segment. The amendment to our Revolving Credit Agreement during the third quarter of 2022, which is discussed in greater detail throughout this Annual Report on Form 10-K for the year ended December 31, 2022, supports our TAAS offering with increased liquidity availability.

By continuing to be the visionary leader in the transportation, logistics, and distribution industries we expect to leverage our existing assets and capabilities into higher margin products and markets by delivering value-added customer solutions. Optimizing our product portfolio, operations, and processes to enhance manufacturing efficiency and agility is expected to well-position the Company to drive margin expansion and reinforce our customer relationships.

Acquisition Strategy

We believe that our overall business and segments have significant opportunities to grow through disciplined strategic acquisitions. When evaluating acquisition targets, we generally look for opportunities that exhibit the following attributes:

- Customer-focused solutions;

- Access to new technology and innovation;

- Strong management team that is a cultural fit;

- Aligned with our core competencies in purchasing, operations, distribution, and product development; and

- Growth markets, whether end-markets or geographical, within the transportation, logistics, and distribution industries.

Capital Allocation Strategy

We believe that a balanced and disciplined capital allocation strategy is necessary to support our growth initiatives and create shareholder value. The objectives and goals of the Company's capital allocation strategy are summarized below:

Maintain Liquidity:	• Manage the business for the long-term • Continue to be equipped for changes in market conditions and strategic growth opportunities
Debt Management:	• Maintain healthy leverage ratios
Reinvest for Growth:	• Fund capital expenditures and research and development that optimize strategic capacity to support demand as well as support our productivity initiatives
Dividends:	• Maintain our regular dividend which has been paid for the last six consecutive years
Share Repurchases:	• Offset dilution from stock-based compensation • Opportunistically repurchase shares

Industry and Competition

Trucking in the U.S., according to the American Trucking Association ("ATA"), was estimated to be a $875.5 billion industry in 2021, representing approximately 81% of the total U.S. transportation industry revenue. From a financial (e.g., value) industry perspective, this represents an increase of approximately 19.6% from ATA's 2020 estimate and is materially consistent with the prior year as a percentage of the total U.S. transportation industry revenue (81% in 2021 vs. 80% in 2020). Furthermore, ATA estimates that approximately 72.2% of all domestic freight tonnage in 2021 was carried by trucks, and 302.1 billion miles were traveled by registered trucks in 2020. Trailer demand is a direct function of the amount of freight to be transported. To meet this continued high demand for freight, truck carriers will need to replace and expand their fleets, which typically results in increased trailer orders.

Transportation in the U.S., including trucking, is a cyclical industry that has experienced three cycles (excluding 2020's softened demand, which was worsened by the COVID-19 pandemic) over the last 20 years. In each of the last three cycles the decline in freight tonnage preceded the general U.S. economic downturn and the recovery has generally preceded that of the economy as a whole. The trailer industry generally follows the transportation industry, experiencing cycles in the early and late 90's lasting approximately 58 and 67 months, respectively. Truck freight tonnage, according to ATA statistics, started declining year-over-year in 2006 and remained at depressed levels through 2009, when the most recent cycle concluded. After three consecutive years with total trailer demand well below normal replacement demand levels estimated to be approximately 220,000 trailers, the period ending December 31, 2019 demonstrated six consecutive years of healthy demand in which there were total trailer shipments of approximately 269,000, 308,000, 286,000, 288,000, 323,000, and 328,000 for the years ending 2014, 2015, 2016, 2017, 2018, and 2019, respectively.

Consistent with our expectations and industry forecasters, 2020 brought softened demand that was worsened and magnified by the uncertainty and economic impact caused by the COVID-19 pandemic. According to ACT Research Company ("ACT"), total U.S. trailer production in 2020 was approximately 206,000 trailers, which is generally below normal replacement demand levels. This represented a 38% decrease from 2019 production. However, 2021 recovered to a production level of approximately 266,000 trailers, and ACT estimates 2022 production to be approximately 304,000 trailers. This represents an increase of approximately 14% from 2021. These production volumes are more generally consistent with historic levels. The current estimate from ACT for 2023 for United States trailer production is 303,000, which is materially consistent with 2022 production. Overall demand is expected to be in excess of replacement demand and industry specific indicators we track, including ATA's truck tonnage index, carrier/fleet profitability, employment growth, housing and auto sectors, as well as the overall gross domestic product, continue to be positive indicators. Additional discussion and analysis is included under the section titled "Industry Trends" included within Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Trailer manufacturers compete primarily through the quality of their products, customer relationships, innovative technology, and price. We have observed others in the industry also pursue the development and use of composite sidewalls that compete directly with our DuraPlate® products. Our product development is focused on maintaining a leading position with respect to these products and on development of new products and markets, leveraging products across our segments such as EcoNex™ Technology as well as our expertise in the engineering and design of customized products.

The tank trailers component of our Transportation Solutions segment and the engineered products component of our Parts & Services segment, in most cases, participate in markets different from our historical core van and platform trailer product offerings. The customers and end markets that these components serve are broader and more diverse than the van and platform trailer industries, including the dairy, food and beverage, pharmaceutical, chemical, craft brewing, biotech, and specialty vehicle markets. In addition, our diversification efforts pertain to new and emerging markets and many of the products are driven by regulatory requirements or, in most cases, customer-specific needs.

The truck body component of our Transportation Solutions segment competes in the specialized vehicle industry, whereby there are only a few national competitors and many smaller, regional companies. Competitive factors include quality of product, lead times, geographic proximity to customers, and the ability to manufacture a product customized to customer specifications. With our national presence, diverse product offerings, and One Wabash approach to customer relationships, we believe that we are well positioned to meet the competitive challenges presented. In addition, a growing part of the truck body product line is directly aligned with our trailer customers.

Human Capital Resources and Management

As of December 31, 2022, we had approximately 6,900 full-time employees. Throughout 2022, essentially all of our active employees were non-union. Our temporary employees represented approximately 5% of our overall production workforce as of December 31, 2022.

We believe our commitment to our human capital resources is key to our mission to enable our customers to succeed with breakthrough ideas and solutions that help them move everything from first to final mile. In addition, our human capital resources are at the core of our *Values* and *Leadership Principles*. The Company's executives (the "Senior Leadership Team"), including the President and Chief Executive Officer, are responsible for developing and executing the Company's human capital strategy. This includes the attraction, acquisition, development, and engagement of talent to deliver on the Company's strategy and the design of employee compensation and benefits programs. The Senior Leadership Team is also responsible for developing and integrating the Company's diversity and inclusion roadmap. In addition, regular updates are provided to the Company's Board of Directors and its committees on the operation and status of human capital trends and activities. Key areas of focus for the Company include:

▪ **Employee Engagement** – We define engagement as a deep connection and sense of purpose at work that creates extra energy and commitment. Our goal is to engineer a winning culture that is designed to execute the Company's strategic plan. Over the long-term, we seek better outcomes from having a highly engaged and values-aligned workforce, including higher retention, higher productivity, better customer satisfaction, better quality, and better safety. We provide all employees with the opportunity to share their opinions and feedback on our culture through a voluntary annual employee engagement assessment where all employees are encouraged to participate. Results are measured and analyzed to enhance the employee experience, promote employee retention, drive positive change, and leverage the overall success of our organization.

▪ **Talent Development** – One of our Company values is *Always Learn*. We put that into practice by offering our own welding and skills training courses, self-directed learning modules and an executive leadership development program at no cost to employees. Additionally, we host a wide variety of learning and development opportunities through our custom-tailored Learning Management System — Wabash U. Our employees have access through an online portal to thousands of self-directed and instructor-led courses on a variety of professional development topics. Our employees also have access to WMS University ("WMS U"), which was developed and accredited by Purdue University's Dauch Center for the Management of Manufacturing Enterprises and TP3 Institute for smart manufacturing. WMS U teaches participants about our WMS systems and tools in our lean enterprise, the goal of which is to equip our employees with the knowledge to live WMS principles every day. There are over 160 graduates to date from our WMS U programs. Finally, in partnership with Purdue University, we developed curriculum for WMS Facilitator and Coaching training, which was launched during the first quarter of 2022.

Targeted learning and development opportunities are also created through external partnerships, including special development programs for front line leaders (with over 220 trained in the past 18 months), as well as focused executive development across a variety of topics. Full-time Wabash employees can pursue various courses, undergraduate and graduate degree programs, or relevant certifications at an accredited college or university without added financial burden by using our Accelerator tuition reimbursement program. We provide all employees a wide range of professional development experiences, both formal and informal, at all stages in their careers. In addition, Wabash employees and dependents of employees are eligible for a variety of scholarships offered by Wabash and the industry associations to which we belong. We support the youth in our communities through program funding, training programs, internships, co-ops, and our emerging leadership development programs. We also sponsor youth clubs in our communities, including robotics clubs, STEM programs, and the Purdue University's Women in Engineering Program. In 2022, we awarded 12 high school graduates with Wabash scholarships totaling $60,000.

▪ **Focus on Safety** – At Wabash, safety is our first priority. We prioritize the safety of our employees, our customers, and our communities. We demonstrate this core value by working on innovations to protect the people who operate our equipment. In addition, we partner with other manufacturers in the industry to further promote safety by sharing best practices and ideas for implementing higher standards.

We continually focus on reducing the severity and frequency of workplace injuries to create a safe environment for our employees. We provide ongoing safety training and development at our production facilities, which are designed to focus on empowering our employees with the knowledge and tools they need to make safe choices and to mitigate risks. Our employees are encouraged to identify safety opportunities and report near-misses through our safety good catch program. The Company utilizes a mixture of leading and lagging indicators to assess the health and safety performance of its operations. For example, a lagging indicator includes the OSHA Total Recordable Incident Rate ("TRIR"). TRIR in 2022 was 5.6, which is one of the Company's best-ever years for TRIR performance. A leading metric we use is scoring from our Blueprint for Excellence, which assesses a facility's overall safety program and identifies key areas of improvement. In 2020, Wabash implemented a software platform to proactively mitigate safety risks by driving business decisions based on actionable insights and advanced analytics. As part of that implementation, we are tracking near-misses enterprise-wide and setting targets to encourage reporting.

Our safety awards include:

◦ 2021 Truck Trailer Manufacturers Association Plant Safety Awards (Little Falls, MN, and San José Iturbide, Guanajuato, Mexico)

◦ 2020 Truck Trailer Manufacturers Association Plant Safety Awards (Fond du Lac, WI, and San José Iturbide, Guanajuato, Mexico)

◦ 2019 Truck Trailer Manufacturers Association Plant Safety Award (New Lisbon, WI)

◦ 2018 Truck Trailer Manufacturers Association Plant Safety Award (San José Iturbide, Guanajuato, Mexico)

◦ 2017 Kentucky Governor's Safety and Health Award (Cadiz, KY)

- ◦ 2016 Truck Trailer Manufacturers Association Plant Safety Awards (New Lisbon, WI, and San José Iturbide, Guanajuato, Mexico)

- ◦ 2015 Truck Trailer Manufacturers Association Plant Safety Awards (New Lisbon, WI)

In response to the COVID-19 pandemic, over the last couple years we implemented significant changes that we determined were in the best interest of our employees, as well as the communities in which we operate, and which comply with government orders. We continue to monitor the ongoing challenges of an endemic infection and remain focused on the health and safety of our employees, as well as the health of our business, as we manage our operating plans and consider the most recent developments, the best practice guidelines by health experts, the number of cases in the United States, and local, state, and federal requirements. Risks related to COVID-19 can be found under Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K for the year ended December 31, 2022.

▪ *Health and Wellness* – The health and wellness of our employees is critical to our success. We provide our employees with access to a variety of innovative, flexible, and convenient health and wellness programs. Such programs are designed to support employees' physical and mental health by providing tools and resources to help them improve or maintain their health status and encourage engagement in healthy behaviors.

▪ *Diversity, Equity and Inclusion* – Wabash is committed to having a workforce that is diverse and embraces inclusion at all levels, reflecting the diversity of our customers and the varied environments in which we conduct business around the globe. Recognizing, valuing, and fully leveraging our different perspectives and backgrounds to achieve our business goals demonstrate our inclusive culture and are part of our *Leadership Principles* ("Embrace Diversity and Inclusion"). We need inclusion and diversity to achieve our targeted business results and fulfill our vision of being the visionary leader of connected solutions for the transportation, logistics and distribution industries. Openness to diversity widens our access to the best talent, and inclusion allows us to engage that talent fully. In addition, we place special focus on preventing pay imbalances among genders, including proactive adjustments to pay, titles, and/or benefits to prevent gender pay gaps.

In 2022, 70% of our total hourly hires were women and/or minorities, and 50% of total salaried hires in 2022 were women and/or minorities.

▪ *Compensation and Benefits* – Wabash is dedicated and committed to providing a comprehensive total compensation and benefits program that is competitive within the local market as well as the industries we serve. Our compensation and benefits program not only ensures external market competitiveness and internal equity, but it also maintains a strong emphasis on performance. The tenets of our compensation philosophy are:

- ◦ Compensation is calibrated to market to facilitate access to needed talent.

- ◦ Compensation is transparent to help employees clearly understand all components of their compensation.

- ◦ Compensation is connected to individual performance and, in some cases, performance of the organization.

- ◦ Compensation enables purpose by being connected to the Company's values and leadership principles.

In addition to salaries, these programs can include annual bonuses, stock-based compensation awards, a 401(k) plan and non-qualified deferred compensation plan with employee matching opportunities, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, family care resources, flexible work schedules, safety shoe and prescription safety glass programs, an employee assistance program, and tuition assistance, among many others.

▪ *Community Involvement* – Wabash's charitable giving program combines volunteer work with financial support to make a meaningful, lasting impact on our communities. We actively partner with nonprofit groups and projects to donate time, needed materials and financial resources to support the communities where we live and work. We place special emphasis on combating food insecurity in our communities, as well as supporting children and veterans. We believe that enriching the lives of those around us is a powerful investment in our future. Involvement in our communities is unique to our various locations. During 2022, we announced a national partnership to help end food insecurity with Feeding America®, the nation's largest domestic hunger-relief organization. Though this partnership, Wabash donated $150,000 in its first year in support of mobile food pantries, which are crucial to increasing the distribution of fresh and healthy food in vulnerable communities. This national partnership is an expansion of the work Wabash has done over the past 20 years on a local level with various Feeding America member food banks.

In 2022, we donated more than $800,000 through corporate gifts, local charitable sponsorships and employee donations to nonprofit organizations. Our charitable contributions included gifts to Feeding America, United Way, Indiana Veterans' Home, Caring Pathways, Cystic Fibrosis Foundation, Junior Achievement, Humane Society, Honor Flight, Habitat for Humanity, KidsPeace, Mental Health of America, LTHC Homeless Veterans program, Riley Children's Foundation, Cancer Centers, Special Olympics, Purdue Foundation, YWCA, Veterans Making a Difference, Bauer Family Resources, and more. In addition to these amazing organizations, we also supported local schools across the country with robotics clubs, weld programs, career development, food bank backpack programs, youth sports, music enrichment programs, and more.

We also run a Day of Giving program, which allows all full-time employees the opportunity to volunteer one scheduled workday each calendar year. In 2022, employees volunteered more than 4,000 hours at local food banks, homeless shelters, veteran services agencies, local agriculture organizations, environmental conservation programs, local schools' leadership and career readiness activities, Junior Achievement, Salvation Army, YWCA, Humane Society, Wreaths Across America, youth athletics, art programs, foster children agencies, programs to support people with disabilities, and more.

Our 2021 Corporate Responsibility Report is available on our website (ir.onewabash.com) and references the ongoing environmental, social, and governance (ESG) initiatives that demonstrate our commitment to sustainability and social responsibility. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted.

Competitive Strengths

We believe our core competitive strengths include, but are not limited to:

- ▪ ***Long-Term Core Customer Relationships*** – We are the leading provider of trailers to a significant number of top tier trucking companies, generating a revenue base that has helped to sustain us as one of the market leaders. Our van products are preferred by many of the industry's leading carriers. We are also a leading provider of liquid-transportation systems and engineered products and we have a strong customer base, consisting of mostly private fleets, and have earned a leading market position across many of the markets we serve. In addition, we are a leading manufacturer of truck bodies, and we have a strong customer base of large national fleet leasing companies and large retailers. Our competitive strength related to long-term core customer relationships is evidenced by our multi-year order agreement with J.B. Hunt Transport Inc., which we announced in January 2023.

- ▪ ***Technology and Innovation*** – We continue to be recognized by the trucking industry as a leader in developing technology to provide value-added solutions for our customers that reduce trailer operating costs, improve revenue opportunities, and solve unique transportation problems. Throughout our history, we have been and we expect to continue to be a leading innovator in the design and production of trailers and related products. We have commercialized and launched DuraPlate® Cell Core, a modified DuraPlate® panel that reduces the weight of a conventional 53 foot DuraPlate® trailer by 300 pounds without compromising strength or durability. Our refrigerated van offerings now include EcoNex™ Technology, which is under our recently introduced Acutherm™ portfolio of solutions designed for intelligent thermal management. In connection with our Cold Chain strategic initiative, a refrigerated trailer with EcoNex™ Technology provides up to 28% improvement in thermal performance over Wabash's conventional ArcticLite® refrigerated trailer, and is being engineered to be lighter with greater strength and durability. This translates into lower lifetime operational costs and more conscious use of resources. In August 2022, we announced a $20 million investment to be made in our manufacturing capacity to scale our EcoNex™ technology within refrigerated vans, truck bodies, and other transportation and logistics related products. Additionally, during 2021, The Kroger Company placed an initial order for over $10 million of Wabash refrigerated home delivery vehicles with EcoNex™ Technology.

  During 2021, we received the 2021 Indiana Manufacturers Association's Manufacturing Excellence Award for Innovation for our EcoNex™ Technology. We are leveraging this innovative technology in other facets of our business, such as the final mile and home delivery space.

  During the fourth quarter of 2021, we announced plans to launch a walk-in cargo van, which is on track for 2024, adding to our expanding portfolio of home delivery solutions and a product line critical in supporting key customer efforts to efficiently scale home delivery driven by e-commerce. This announcement came shortly after our launch of a next-generation grocery delivery vehicle that features our innovative EcoNex™ Technology.

  Finally, we announced in December 2021 that we partnered with Purdue University to accelerate the Company's speed to market with proprietary, innovative products. The partnership connects Wabash to Purdue's Office of Industry Partnerships, allowing us to leverage Purdue University's resources to deliver new and improved sustainability-focused solutions to the transportation, logistics, and distribution industries.

- ***Significant Brand Recognition*** – In January 2022, Wabash National Corporation and its portfolio of brands rebranded as Wabash® and began a significant shift in the Company's go-to-market brand strategy. This rebranding provides the foundation to build upon our history of being one of the most widely recognized brands in the industry, recognized for quality, performance, and innovation leadership. It also positions us to increase the ease of doing business for customers and solve critical customer needs with innovative solutions across products from the first to final mile. In addition, we were named to the Forbes list of America's Best Small Companies 2023.

- ***WMS and Enterprise Lean*** – Our Wabash Management System ("WMS") is a set of principles and standardized business processes for the purpose of achieving our strategic objectives. By codifying what makes our company great, the WMS drives focus on the interconnected processes that are critical for success across our business. WMS is based on forward planning and continuous capability evaluation as we simultaneously drive execution and breakthrough performance. WMS requires everyone to be an active contributor to our enterprise-wide lean efforts and enables growth through innovation and industry leading customer satisfaction and alliances. Our WMS principles underpin an ongoing improvement cycle that includes Strategic Planning and Deployment, Kaizen, and Daily Management. It is through this set of standards and thinking that we create a "One Wabash" approach to our customers, add new business capabilities, and enable profitable growth.

  Safety, quality, delivery, cost, morale, and environment are the core elements of our program of continuous improvement. We currently maintain an ISO 14001 registration of the Environmental Management System at four facilities, which include our Lafayette, Indiana; Cadiz, Kentucky; San José Iturbide, Mexico; and Harrison, Arkansas locations. In addition, we have achieved ISO 9001 registration of the Quality Management Systems at our Lafayette, Indiana and Cadiz, Kentucky facilities.

- ***Corporate Culture*** – As further described above in the "Human Capital Resources and Management" section, we believe strong human capital acts as a competitive differentiator and our focus is not only on ensuring we have the right leaders in place to drive our strategic initiatives today, but also to nurture our talent pipeline to develop strong leaders for our company's future. To that end, we benefit from an experienced, value-driven management team and dedicated workforce.

  We strive to achieve alignment at every layer and throughout all functional areas of our business and are focused on ensuring the right systems are in place to facilitate all team members working toward the same shared goals. Critical to this is the One Wabash mindset that our business is constructed of three interlinked segments that benefit from one another and are stronger as a result of being part of Wabash.

- ***Extensive Distribution Network*** – We utilize a network of 23 independent dealers with approximately 70 locations throughout North America to distribute our van trailers. Included in the numbers above are Bergey's Truck Centers and Allegiance Trucks, which were added to our dealer network during 2022. These dealers expanded our North American footprint, primarily in the northeastern part of the United States. Our platform trailer distribution network consists of 64 independent dealers with approximately 83 locations throughout North America. Our tank trailers are distributed through a network of 3 independent dealers with 6 locations throughout North America, along with additional arrangements to provide supplemental coverage as needed. Additionally, our truck body commercial network consists of more than 900 partners. Our commercial network primarily serves mid-market and smaller sized carriers and private fleets in the geographic region where the partner is located and occasionally may sell to large fleets.

Regulation

Truck trailer length, height, width, maximum weight capacity and other specifications are regulated by individual states. The federal government also regulates certain safety and environmental sustainability features incorporated in the design and use of truck and tank trailers, as well as truck bodies. These regulations include: requirements to install Electronic Logging Devices, the use of aerodynamic devices and fuel saving technologies, as well as operator restrictions as to hours of service and minimum driver safety standards (see "Industry Trends" included within Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for more details on these regulations). In addition, most tank trailers we manufacture have specific federal regulations and restrictions that dictate tank design, material type and thickness. Manufacturing operations are subject to environmental laws enforced by federal, state and local agencies (see "Environmental Matters").

Products

Since our inception, we have worked to expand our product offerings from a single truck trailer dry van product to a broad range of connected solutions for the transportation, logistics, and distribution industries to help our customers move everything from first to final mile. We manage a diverse product portfolio, maintain long-standing customer relationships, and focus on innovative and breakthrough technologies within two operating segments.

Our current Transportation Solutions segment primarily includes the following products:

- **Van, Platform, and Tank Trailers**

  - *Dry Van Trailers.* The dry van market represents our largest product line and includes trailers sold under the DuraPlate® and DuraPlate HD® trademarks. Our DuraPlate® trailers utilize a proprietary technology that consists of a composite sandwich panel wall for increased durability and greater strength. In addition, we have introduced DuraPlate® Cell Core, a modified DuraPlate® panel that reduces the weight of a conventional 53-foot DuraPlate® trailer by 300 pounds.

  - *Platform Trailers.* Platform trailers were sold under the Transcraft® and Benson® trademarks until the January 2022 rebranding as Wabash®. Platform trailers consist of a trailer chassis with a flat or "drop" loading deck without permanent sides or a roof. These trailers are primarily utilized to haul steel coils, construction materials, and large equipment. In addition to our all steel and combination steel and aluminum platform trailers, we also offer a premium all-aluminum platform trailer.

  - *Acutherm™ Refrigerated Trailers.* Our refrigerated trailers provide thermal efficiency, maximum payload capacity, and superior damage resistance. Our refrigerated trailers were sold under the ArcticLite® trademark until the January 2022 rebranding as Wabash® and use our SolarGuard® technology, coupled with our foaming process, which we believe enables customers to achieve lower costs through reduced operating hours of refrigeration equipment and therefore reduced fuel consumption. As previously discussed, our Acutherm™ refrigerated trailer with EcoNex™ Technology provides up to 28% improvement in thermal performance over Wabash's conventional ArcticLite® refrigerated trailer construction, prevents water intrusion, slows foam degradation, and ultimately, extends equipment life. The all-composite floor system of the Acutherm™ refrigerated trailer with EcoNex™ Technology is being engineered to increase cube capacity and eliminate corrosion issues of conventional refrigerated trailers.

  - *Tank Trailers.* Our tank trailer offerings include several products dedicated to transportation solutions. These brands included Walker™ Transport, Brenner® Tank, and Bulk Tank International until the January 2022 rebranding as Wabash®. Our product offerings in this component of the TS segment include stainless steel and aluminum tank trailers for the dairy, food and beverage, oil, and gas markets, as well as stainless steel and fiberglass reinforced poly tank trailers for chemical end markets.

  - *Specialty Trailers.* These products include a wide array of specialty equipment and services generally focused on products that require a higher degree of customer specifications and requirements. These specialty products primarily relate to converter dollies.

- **Truck Bodies and Related Products**

  - *Wabash® Dry Freight Truck Bodies.* These truck bodies range from 12 to 30 feet in length with exterior walls assembled from one of several material options, including our premium DuraPlate® panels, pre-painted aluminum sheet and post, or FiberPanel PW. Additional features include industry-leading durable one-piece front header design, LED marker lights, sealed wiring harnesses, hardwood flooring, and various door configurations to accommodate end-user loading and unloading requirements. This product is adaptable for a diverse range of uses in dry-freight transportation.

  - *Cargo and Cargo XL Bodies.* An ideal route truck for a variety of commercial applications, these van bodies are manufactured on cutaway chassis which allow access from the cab to the cargo area. This newly designed product line utilizes our DuraPlate® panel wall construction as the foundation for a superior light duty delivery vehicle for the growing final mile segment of the truck body market we serve.

  - *Insulated Acutherm™ Refrigerated Truck Bodies.* These insulated van bodies, in lengths from 12 to 28 feet, provide versatility and dependability for temperature controlled applications. Flexible for either hand-load or pallet-load requirements, they are ideal for multi-stop distribution of both fresh and frozen products. Soon to be offered in late 2024, Acutherm™ Refrigerated Truck Bodies with EcoNex™ Technology will join the ranks of our refrigerated products introducing a lighter and more thermally efficient insulated wall, floor, and roof construction to meet the growing demand for a more sustainable thermal delivery solution for our customers.

  - *Platform Truck Bodies.* Our platform truck bodies offer various configurations with steel front bulkheads and removable stake racks on the sides and rear. The platform truck body is utilized for a broad range of manufacturing and construction industries' transportation needs.

Annual Report

- ◦ *Light-Duty Acutherm*[TM] *Refrigerated Bodies with EcoNex*[TM] *Technology.* Our new light-duty, home delivery refrigerated truck body with EcoNex[TM] Technology is being designed to maximize both cargo capacity and delivery productivity on chassis with gross vehicle weight ratings below 10,000 pounds. The purpose-built insulated body design facilitates a rack and tote system unique to the food distribution industry while creating easy access to separate temperature zones for perishable goods.

- ▪ **Other Transportation Solutions Components**

  - ◦ *Used Trailers.* These products include the sale of used trailers through our used fleet sales center to facilitate additional new trailer sales with a focus on selling both large and small fleet trade packages to the wholesale market.

  - ◦ *Wood Products.* We manufacture laminated hardwood oak flooring used primarily in our dry van trailer products at our manufacturing operations located in Harrison, Arkansas.

Our current Parts & Services segment primarily includes the following products:

- ▪ **Upfit, Parts, and Services Offerings**

  - ◦ *Aftermarket Parts and Services.* Aftermarket component products are manufactured to provide continued support to our customers throughout the life-cycle of the trailer. Utilizing our on-site service centers, we provide a wide array of quality aftermarket parts and services to our customers. In addition, we provide parts and maintenance and repair services for tank trailers and other related equipment through our five tank service centers.

  - ◦ *Truck Body Upfitting, Parts, and Services.* Through our truck body upfitting locations, we offer solutions to help customize and ensure our products meet the needs of our customers. Offerings include steel flatbed bodies, truck body mounting, shelving for package delivery, partitions, roof racks, hitches, thermal solutions, liftgates, and more. We also offer direct-line access to truck body repair parts (generally for all manufacturers) and provide other services such as door repair and replacement, collision repair (generally for all manufacturers), and basic maintenance. In addition, we expect to provide service body mounting during 2023. We currently have six locations throughout the United States for truck body parts and services, five of which also offer upfitting services.

- ▪ **Wabash Parts LLC**

  - ◦ *Wabash Parts LLC.* As further described in Note 6 in the Notes to Consolidated Financial Statements, during the second quarter of 2022, we unified and expanded our parts and distribution capabilities by executing an agreement with a partner to create a new legal entity (Wabash Parts LLC) to operate a parts and services distribution platform. The single channel distribution network will, over time, include the entire Wabash aftermarket portfolio and a wide range of transportation parts with increased inventory and faster shipping. In addition, the network utilizes Wabash's extensive network of equipment dealers' service capabilities, as well as the infrastructure of industry-leading partners of national wholesale distribution for aftermarket heavy-duty truck and trailers parts, using multiple distribution centers across the United States.

- ▪ **Process Systems**

  - ◦ *Process Systems.* Our process systems component is marketed under the Walker Engineered Products brand. Product offerings include stainless steel storage tanks and silos, mixers, and processors for the dairy, food and beverage, pharmaceutical, chemical, craft brewing, and biotech end markets. As further described in Note 21 of the Notes to Consolidated Financial Statements in Part II Item 8 of this Form 10-K, during the second quarter of 2021 we sold the Extract Technology® business. Extract Technology® manufactured stainless steel isolators and downflow booths, as well as custom-fabricated equipment including workstations and drum booths for the pharmaceutical, fine chemical, biotech, and nuclear end markets.

- ▪ **Other Parts & Services Product Offerings**

  - ◦ *Trailers as a Service (TAAS)*[SM]. Our TAAS initiative combines our market-leading trailer products with emerging capabilities like parts distribution and a growing maintenance and repair network in order to provide a valuable suite of services to our customers and contribute to our growing base of recurring revenue in our Parts & Services operating segment.

- *Composites*. Our Composites products focus on the use of DuraPlate® composite panels and EcoNex™ technology beyond the semi-trailer market. Product offerings include truck bodies, overhead doors, and other industrial applications. We continue to develop new products and actively explore markets that can benefit from the proven performance of our proprietary technology. We offer a number of aerodynamic solutions designed to improve overall trailer aerodynamics and fuel economy, most notably the DuraPlate® AeroSkirt®, which is EPA Smartway® verified and California Air Resource Board compliant.

- *Used Trailers*. These products include the sale of used trailers that do not occur through our used fleet sales center.

Customers

Our customer base has historically included many of the nation's largest truckload common carriers, leasing companies, private fleet carriers, less-than-truckload common carriers, and package carriers. We continue to expand our customer base and achieve diversification through acquisitions, organic growth, product innovation, and through our extensive distribution and service network. All of these efforts have been accomplished while maintaining our relationships with our core customers. Our five largest customers together accounted for approximately 33%, 30%, and 21% of our aggregate net sales in 2022, 2021 and 2020, respectively. No individual customer accounted for more than 10% or more of our aggregate net sales during the past three years. International sales accounted for less than 10% of net sales for each of the last three years.

We have established relationships as a supplier to many large customers in the transportation industry for our dry and refrigerated van products, platform trailers, and tank trailers, including the following:

- *Truckload Carriers:* Averitt Express, Inc.; Crete Carrier Corporation; J.B. Hunt Transport Inc.; Knight-Swift Transportation Holdings Inc.; and Werner Enterprises, Inc.

- *Less-Than-Truckload Carriers:* FedEx Corporation; Old Dominion Freight Lines, Inc.; R&L Carriers Inc.; and Saia, Inc.

- *Refrigerated Carriers:* K&B Transportation, Inc.; and Leonard's Express.

- *Leasing Companies:* Penske Truck Leasing Company; Ryder System, Inc.; and Wells Fargo Equipment Finance, Inc.

- *Private Fleets:* Dollar General Corporation; Kroger; Nestlé USA; Target Corporation; and Walmart.

- *Liquid Carriers:* Dana Liquid Transport Corporation; Highway Transport Logistics, Inc.; Oakley Transport, Inc.; and Quality Carriers, Inc.

Through our engineered products component of the Parts & Services segment we also sell our products to other customers including, but not limited to, GlaxoSmithKline Services Unlimited and W.M. Sprinkman.

In addition, we sell our truck bodies to fleet leasing customers and direct customers including, but not limited to: Budget Truck Rental, LLC; Enterprise Holdings, Inc.; Penske Truck Leasing Company; and Ryder System, Inc. Notable end users of our truck body products include, but are not limited to: Amazon.com; Krispy Kreme, Inc.; Southern Glazer's Wine and Spirits of America; and The Hertz Corporation, a subsidiary of Hertz Global Holdings, Inc.

Marketing and Distribution

We market and distribute our products through the following channels:

- Factory direct accounts; and
- Independent dealerships.

Factory direct accounts are generally large fleets that are high volume purchasers. Historically, we have focused on the factory direct market in which customers are highly knowledgeable of the life-cycle costs of equipment and, therefore, are best equipped to appreciate the innovative design and value-added features of our products, as well as the value proposition for lower total cost of ownership over the life-cycle of our products.

We also sell our van, platform, and tank trailers through a network of independent dealers. Additionally, our truck body products are sold through commercial dealers. Our dealers primarily serve mid-market and smaller sized carriers and private fleets in the geographic region where the dealer is located and occasionally may sell to large fleets. The dealers may also perform service and warranty work for our customers.

Raw Materials

We utilize a variety of raw materials and components including, but not limited to, specialty steel coil, stainless steel, plastic, aluminum, lumber, tires, landing gear, axles and suspensions, which we purchase from a limited number of suppliers. While we manage some of our commodity price changes by entering into fixed price contracts with our suppliers and through financial derivatives, raw material costs as a percentage of net sales for 2022 increased slightly compared to 2021. Significant price fluctuations or shortages in raw materials or finished components have had, and could have in the future, adverse effects on our results of operations. In 2023 and for the foreseeable future, we expect that the raw materials used in the greatest quantity will be steel, aluminum, plastic, and wood. We will continue to endeavor to pass along raw material and component cost increases. Price increases used to offset inflation or disruption of supply in core materials have generally been successful, although sometimes are delayed. Increases in prices for these purposes represent a risk in execution. In an effort to minimize the effect of price fluctuations, we hedge certain commodities that have the potential to significantly impact our results of operations.

Backlog

Orders that have been confirmed by customers in writing and have defined delivery timeframes are included in our backlog. Orders that comprise our backlog may be subject to changes in quantities, delivery, specifications, terms, or cancellation. The following table presents backlog information as of December 31, 2022 and December 31, 2021 (in millions):

| | December 31, | | Change |
	2022	2021	
12-month backlog	$ 2,787	$ 2,526	10%
Total backlog	$ 3,396	$ 2,526	34%

The increase in rolling 12-month backlog as well as total backlog from December 31, 2021 is primarily related to high demand for our products in 2023, higher expected production and pricing, and long-term relationship agreements with certain strategic customers (including J.B. Hunt Transport Inc., which we announced in January 2023). We believe our backlog of orders is strong as of December 31, 2022 and is indicative of the overall industry's demand.

Patents and Intellectual Property

We hold or have applied for 147 patents in the U.S. on various components and techniques utilized in our manufacture of transportation equipment and engineered products. In addition, we hold or have applied for 154 patents or registered designs in foreign countries. Our patents include intellectual property related to the manufacture of trailers, containers, truck bodies, platform trailers, tanks, and other engineered products—all of which we believe offer us a significant competitive advantage in the markets in which we compete.

Many of our patents include intellectual property related to the manufacture of trailers, containers, truck bodies, and platforms using our proprietary EcoNex^{TM} Technology. Our EcoNex^{TM} Technology is a molded structural composite technology and these patents and patent applications cover the use of extruded foam bricks assembled and cured together in different configurations with resins and fiber mats to create various components and structures including, for example, wall panels and flooring assemblies. We believe the intellectual property related to this use of composite technology in our industry, including proprietary knowledge of the processes involved in manufacturing these components and the resulting products, will offer us a significant market advantage to continue to create proprietary products exploiting this technology. These patent applications will not begin to expire until 2036.

Our DuraPlate® patent portfolio includes several patents and pending patent applications, which cover not only utilization of our DuraPlate® products in the manufacture of trailers, but also cover a number of aerodynamic-related products aimed at increasing the fuel efficiency of trailers, including DuraPlate AeroSkirt®. U.S. and foreign patents and patent applications in our DuraPlate® patent portfolio have expiration dates extending until 2036. Certain U.S. patents relating to the combined use of DuraPlate® panels and logistics systems within the sidewalls of our dry van trailers will not expire until 2027 or after; several other issued U.S. patents and pending patent applications relating to the use of DuraPlate® panels, or other composite materials, within aerodynamic-related products will not begin to expire until after 2030. Additionally, we also believe that our proprietary DuraPlate® and DuraPlate® Cell Core production processes, which have been developed and refined since 1995, offer us a significant competitive advantage in the industry—above and beyond the benefits provided by any patent protection concerning the use and/or design of our DuraPlate® products. We believe the proprietary knowledge of these processes and the significant intellectual and capital hurdles in creating similar production processes provide us with an advantage over others in the industry who utilize composite sandwich panel technology.

Additionally, our intellectual property portfolio includes patents related to the rear impact guard ("RIG"). The RIG patents include RIG designs which surpass the new federal regulatory RIG standards for the U.S. and Canada and will not begin to expire until 2035.

In addition, our intellectual property portfolio includes patents and patent applications covering many trailer industry components. These products have become highly desirable and are recognized for their innovation in the markets we serve. These patents include, for example, those covering the Trust Lock Plus® door locking mechanism, the Max Clearance® Overhead Door System, which provides additional overhead clearance when an overhead-style rear door is in the opened position that would be comparable to that of swing-door models, the use of bonded or riveted intermediate logistics strips, the bonded D-ring hold-down device, bonded skylights, and the DuraPlate® arched roof. The patents covering these products will not expire before 2029. We believe all of these proprietary products offer us a competitive market advantage in the industries in which we compete.

We also hold or have applied for 50 trademarks in the U.S. as well as 84 trademarks in foreign countries. These trademarks include the Wabash® brand as well as trademarks associated with our proprietary technologies and products such as DuraPlate®, MaxClearance® Overhead Door System, Trust Lock Plus®, EZ-7®, DuraPlate Aeroskirt®, Aeroskirt CX®, DuraPlate HD®, Lock-Rite®, and EZ-Adjust®. Further, our EcoNex™ Technology trademark application currently pending in the U.S., Canada, Mexico, and Australia covers our proprietary molded structural composites technology featured in many of our refrigerated solutions. Additional trademark and service mark applications covering our proprietary technologies include Acutherm™ covering an intelligent thermal management system of components, products, and solutions as well as our TAAS platform for providing customers with trailer pool services. We believe all of these trademarks are important for the identification of our products and the associated customer goodwill; however, our business is not materially dependent on such trademarks.

Environmental Matters

Our facilities are subject to various environmental laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes and occupational safety and health. Our operations and facilities have been, and in the future may become, the subject of enforcement actions or proceedings for non-compliance with such laws or for remediation of company-related releases of substances into the environment. Resolution of such matters with regulators can result in commitments to compliance abatement or remediation programs and, in some cases, the payment of penalties (see "Legal Proceedings" in Part I, Item 3 for more details).

We believe that our facilities are in substantial compliance with applicable environmental laws and regulations. Our facilities have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with these laws and regulations. However, we currently do not anticipate that the future costs of environmental compliance will have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Website Access to Company Reports

We use our Investor Relations website, ir.onewabash.com, as a channel for routine distribution of important information, including news releases, presentations, and financial information. We post filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities Exchange Commission ("SEC"), including our annual, quarterly, and current reports on Forms 10-K, 10-Q and 8-K, our proxy statements, and any amendments to those reports or statements. All such postings and filings are available on our Investor Relations website. The SEC also maintains a website, www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted.

Information About Our Executive Officers

The following are the executive officers of the Company:

Name	Age	Position
Brent L. Yeagy	52	President and Chief Executive Officer, Director on the Board of Directors
M. Kristin Glazner	45	Senior Vice President, General Counsel and Chief Human Resources Officer, Corporate Secretary
Kevin J. Page	61	Senior Vice President, Chief Commercial Officer
Michael N. Pettit	48	Senior Vice President, Chief Financial Officer
Dustin T. Smith	45	Senior Vice President, Chief Strategy Officer

Brent L. Yeagy. Since June 2018, Mr. Yeagy has been responsible for the strategic direction and operations of Wabash in his role as President and Chief Executive Officer. Before his appointment as President and CEO, Mr. Yeagy was President and Chief Operating Officer from October 2016 to June 2018. Mr. Yeagy joined Wabash in 2003 and held a number of positions with increasing responsibility, including Vice President of Manufacturing, Vice President and General Manager of Commercial Trailer Products, and Senior Vice President – Group President, Commercial Trailer Products. Prior to Wabash, from 1999 to 2003, Mr. Yeagy held various positions within human resources, environmental engineering, and safety management for Delco Remy International. Mr. Yeagy served in various plant engineering roles at Rexnord Corporation from December 1995 through 1999. He also served in the United States Navy from 1991 to 1994. Mr. Yeagy holds a Bachelor of Science in Environmental Engineering Science and a Master of Science in Safety Engineering from Purdue University, and an MBA in Business Management from Anderson University. He has also attended executive programs at the University of Michigan's Ross School of Business as well as Stanford's Graduate School of Business. Mr. Yeagy is a graduate of the U.S. Navy's Naval Nuclear Power Program and participated in the Navy's Officer Candidate Program.

M. Kristin Glazner. Ms. Glazner was appointed to Senior Vice President, General Counsel and Chief Human Resources Officer, Corporate Secretary on June 1, 2020. She previously served as Senior Vice President and Chief Human Resources Officer since November 2018. Ms. Glazner joined Wabash in February 2010 as Corporate Counsel and served in that role until October 2017, when she was appointed to the position of Vice President – Human Resources and Legal Administration, then Vice President – Corporate Human Resources. Before joining Wabash, Ms. Glazner was an attorney with the law firm Baker & Daniels LLP (now Faegre Drinker Biddle & Reath LLP) from 2002 to 2010. She holds a Juris Doctor degree from Indiana University Maurer School of Law and a Bachelor of Arts degree from Butler University.

Kevin J. Page. Mr. Page was appointed to Senior Vice President, Chief Commercial Officer and has served in the role since March 23, 2020. He previously served as Wabash's Senior Vice President and Group President, Diversified Products Group and Final Mile Products since January 2020, after serving as Senior Vice President and Group President, Diversified Products Group from October 2017 to January 2020. Mr. Page joined Wabash in February 2017 as Vice President and General Manager, Final Mile and Distributed Services. Prior to Wabash, he was Interim President of Truck Accessories Group, LLC from 2015 to 2016, and Vice President of Sales, Marketing and Business Development from 2012 to 2015. He served as President of Universal Trailer Cargo Group from 2008 to 2012. Mr. Page also had a 23-year tenure at Utilimaster Corporation serving in various sales roles, including as Vice President of Sales and Marketing. Mr. Page has a Bachelor of Arts in Economics from Wabash College and an MBA (Executive) from Notre Dame. Throughout his career he has also completed executive programs at the University of Chicago, Harvard Business School, University of Michigan and American Management Association.

Michael N. Pettit. Mr. Pettit was appointed to Senior Vice President, Chief Financial Officer in January 2020. He previously served as Senior Vice President and Group President, Final Mile Products (2018-2020) and Vice President of Finance and Investor Relations (2014–2018). He joined Wabash in 2012 as Director of Finance for Commercial Trailer Products. Prior to Wabash, from 1998 to 2012, Mr. Pettit held various finance positions with increasing responsibility at Ford Motor Company. With more than 20 years of experience in the transportation industry, he has a broad understanding of strategic planning, mergers and acquisitions, pricing strategy, production planning, and lean manufacturing processes and principles. Mr. Pettit has a Bachelor of Science in Industrial Management from Purdue University and an MBA from Indiana University.

Dustin T. Smith. Mr. Smith was appointed Senior Vice President, Chief Strategy Officer on June 4, 2021. He previously served as Senior Vice President, Global Operations from March 2020 to June 2021. Mr. Smith joined Wabash in 2007 and has held a number of positions with increasing responsibility, including Director of Finance, Director of Manufacturing, Vice President of Manufacturing, Senior Vice President and General Manager - Commercial Trailer Products, and Senior Vice President and Group President - Commercial Trailer Products. Prior to Wabash, from 2000 to 2007, Mr. Smith held various positions at Ford Motor Company in Dearborn Michigan, across both product development and manufacturing divisions, including Plant Controller. His 19+ years of experience in finance and operations gives Mr. Smith a unique understanding of how manufacturing systems directly affect financial results. Mr. Smith holds a Bachelor of Science in Accounting and an MBA in Corporate Finance from Purdue University. He has also completed the Advanced Management Program at Harvard Business School, in addition to attending several executive programs at the Booth School of Management from University of Chicago.

ITEM 1A—RISK FACTORS

You should carefully consider the risks described below in addition to other information contained or incorporated by reference in this Annual Report before investing in our securities. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Business, Strategy and Operations

Demand for our products is sensitive to economic conditions over which we have no control and that may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Demand for our products is sensitive to changes in economic conditions, including changes related to unemployment, consumer confidence, consumer income, new housing starts, industrial production, government regulations, inflationary pressures, and the availability of financing and interest rates. The status of these economic conditions periodically have an adverse effect on truck freight and the demand for, and the pricing of, our products, and have also resulted in, and could in the future result in, the inability of customers to meet their contractual terms or payment obligations, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our business is highly cyclical and a downturn could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The truck trailer manufacturing industry historically has been, and is expected to continue to be, cyclical, as well as affected by overall economic conditions. Customers historically have replaced trailers in cycles that run from five to 12 years, depending on service and trailer type. Poor economic conditions can adversely affect demand for new trailers and has historically led to an overall aging of trailer fleets beyond a typical replacement cycle. Customers' buying patterns can also be influenced by regulatory changes, such as federal hours-of-service rules as well as overall truck safety, limitations on vehicle weight, size, and configuration, and federal emissions standards.

The steps we have taken to diversify our product offerings through the implementation of our strategic plan do not insulate us from this cyclicality. During downturns, we operate with a lower level of backlog and have had to temporarily slow down or halt production at some or all of our facilities, including extending normal shut down periods and reducing salaried headcount levels. An economic downturn may reduce, and in the past has reduced, demand for trailers and our other products, resulting in lower sales volumes and lower prices and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Economic weakness and its impact on the markets and customers we serve could have a material adverse effect on our business, financial condition, cash flows and results of operations.

While the trailer industry has recently experienced a period of strong demand levels, we cannot provide any assurances that we will be profitable in future periods or that we will be able to sustain or increase profitability in the future. Increasing our profitability will depend on several factors including our ability to increase our overall trailer volumes, improve our gross margins, gain continued momentum on our product diversification efforts and manage our expenses. If we are unable to sustain profitability in the future, we may not be able to meet our payment and other obligations under our outstanding debt agreements.

We continue to be reliant on the credit, housing, energy and construction-related markets in the U.S. The same general economic concerns faced by us are also faced by our customers. We believe that some of our customers are highly leveraged and have limited access to capital, and their continued existence may be reliant on liquidity from global credit markets and other sources of external financing. Lack of liquidity by our customers could impact our ability to collect amounts owed to us and our failure to collect these amounts could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our backlog may not be indicative of the level of our future revenues.

Our backlog represents future production for which we have written orders from our customers that have defined delivery timeframes. Orders that comprise our backlog may be subject to changes in quantities, delivery, specifications and terms, or cancellation. Our backlog recently increased due to strong demand, as well as shortages of materials, and labor, and may not remain at such levels in the future. Our reported backlog may not be converted to revenue in any particular period and actual revenue from such orders may not equal our backlog. Therefore, our backlog may not be fully indicative of the level of our future revenues.

Ongoing inflation could materially and adversely affect our business, financial condition, cash flows and results of operations.

Inflation rates in the markets in which we operate have increased and may continue to rise. Recent inflation has led us to experience higher costs of labor, materials and transportation. Our suppliers have raised their prices and may continue to raise prices, and in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability. Deteriorating economic and political conditions and uncertainty, such as increased unemployment, changes in capital spending, declines in consumer confidence, or economic slowdowns or recessions, could cause a decrease in demand for our products. If inflation rates continue to rise or remain elevated for a sustained period of time, they could materially and adversely affect our business, financial condition, cash flows, and results of operations.

The COVID-19 pandemic, or other outbreaks of disease or similar public health threats, could materially and adversely affect our business, financial condition, cash flows and results of operations.

The outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments in the United States or worldwide, could have a material adverse effect on our business, financial condition, cash flows and results of operations. COVID-19 has disrupted our operations, significantly impacted economic activity and markets worldwide, and could continue to negatively affect our business in a number of ways. These effects could include, but are not limited to:

- Disruptions or restrictions on our employees' ability to work effectively due to illness, travel bans, quarantines, shelter-in-place orders, labor shortages within our facilities and/or absenteeism, increased employee turnover, or other limitations.

- Temporary closures of our facilities or the facilities of our customers or suppliers, which could affect our ability to timely meet our customer's orders and negatively impact our supply chain.

- In an effort to increase the wider availability of needed medical and other supplies and products, we may elect to, or governments may require us to, allocate manufacturing capacity (for example, pursuant to the U.S. Defense Production Act) in a way that adversely affects our regular operations and may result in adverse effects on our reputation and customer and supplier relationships.

- Resulting cost increases from the effects of a pandemic such as COVID-19 may not be fully recoverable.

- The failure of third parties on which we rely, including our suppliers, customers, contractors, commercial banks and external business partners, to meet their respective obligations to the Company, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties.

- Commodity costs have become more volatile since the COVID-19 outbreak. We expect continued commodity cost volatility, and our commodity hedging program might not sufficiently offset this volatility.

- Disruptions or uncertainties related to the COVID-19 outbreak for a sustained period of time and new phases of the outbreak could result in delays or modifications to our strategic plans and initiatives and hinder our ability to achieve our strategic goals.

- An impairment in the carrying value of goodwill or intangible assets or a change in the useful life of definite-lived intangible assets could occur if there are sustained changes in consumer purchasing behaviors, government restrictions, financial results, or a deterioration of macroeconomic conditions.

- Actions we have taken or may take, or decisions we have made or may make, as a consequence of the COVID-19 pandemic may result in legal claims or litigation against us.

- Some of our employees continue to work remotely, which may bring additional information technology and data security risks.

The extent to which the COVID-19 pandemic, or other outbreaks of disease or similar public health threats, materially and adversely impacts our business, financial condition, cash flows and results of operations is highly uncertain and will depend on future developments. Such developments may include the geographic spread and duration of the virus (including any variants), the severity of the disease and the actions taken by various governmental authorities and other third parties in response to the outbreak. In addition, how quickly, and to what extent, normal economic and operating conditions can resume cannot be predicted, and normal business operations may be delayed or constrained by effects of the COVID-19 pandemic on our suppliers, third-party service providers, and/or customers.

We have a limited number of suppliers of raw materials and components; increases in the price of raw materials and components or the inability to obtain raw materials and components could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We currently rely on a limited number of suppliers for raw materials and key components in the manufacturing of our products, such as tires, landing gear, axles, suspensions, specialty steel coil, stainless steel, plastic, aluminum and lumber. There have been, and may continue to be, shortages of supplies of raw materials or components (recently including foam insulation, suspension components and wiring), or our suppliers may place us on allocation, which has and would continue to have an adverse impact on our ability to meet demand for our products. Disruptions to the supply chain, shortages and allocations of raw materials and components have resulted and may continue to result in an increased backlog of orders for trailers and certain other products and inefficient operations, and in some cases may produce a build-up of inventory, all of which can negatively affect our working capital position, increase costs that are passed on to customers and delay our ability to fulfill customer orders. The loss of any of our suppliers or their inability to meet our price, quality, quantity and delivery requirements could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, price volatility and changes in the availability of commodities we purchase, which have fluctuated significantly in the past, impact the pricing of raw materials, can increase production costs and could have negative impacts on our operating margins.

The ongoing global supply chain disruption continues to interfere with our ability to receive raw materials, components and commodities as scheduled and at expected costs. Such disruptions have been compounded with logistical factors that include reduced freight, railway, trucking and air capacity and delays, shortages of shipping containers and chassis, natural disasters and severe weather conditions, trade conflicts and labor availability constraints, which have resulted in increased transportation costs, shortages of raw materials, components and commodities, inefficient order fulfillment and significant order backlogs. Our supply chain may also continue to be impacted by damaging weather or acts of nature (including acts of nature caused by climate change). Supply chain disruptions, which may also include capacity constraints, effects of economic downturn, cybersecurity threats, geopolitical uncertainties and other related interferences, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may fail to realize all of the expected enhanced revenue, earnings and cash flow from our agreement to create Wabash Parts LLC, a jointly owned legal entity.

Our ability to realize all of the expected enhanced revenue, earnings, and cash flow from our recent agreement with a partner to create Wabash Parts LLC, a jointly owned legal entity, will depend, in substantial part, on each party's ability to successfully operate a parts and services distribution platform and achieve our projected distribution goals. While we believe we will ultimately achieve these objectives, it is possible that we will be unable to achieve all of the goals within our anticipated time frame or in the anticipated amounts. If we are not able to successfully complete our parts and services distribution strategy, the anticipated enhanced revenue, earnings and cash flows resulting from this joint venture may not be realized fully or may take longer to realize than expected.

As part of the joint venture, we have the obligation to absorb the benefits and losses of Wabash Parts LLC that could potentially be significant to the entity. We are also required to provide funding to the entity if needed. These potential losses and funding requirements could have a material adverse effect on our business, financial condition, cash flows and results or operations.

We rely significantly on information technology to support our operations and if we are unable to protect against service interruptions or security breaches, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We depend on a number of information technologies, some of which are managed by third parties, to integrate departments and functions, enhance the ability to service customers, improve our control environment, and manage our cost reduction initiatives. We also collect and store certain sensitive data in data centers owned by third parties and on information technology networks. The secure maintenance and operation of these data centers and information technology networks is critical for our business operations and strategy. We have put in place a number of systems, processes, and practices designed to protect against the failure of our technologies, as well as the misappropriation, exposure or corruption of the information stored thereon. Unintentional service disruptions or intentional actions such as intellectual property theft, cyber-attacks, unauthorized access, or malicious software, may lead to such misappropriation, exposure or corruption if our protective measures prove to be inadequate. Any issues involving these critical business applications and infrastructure may adversely impact our ability to manage operations and the customers we serve. We could also encounter violations of applicable law or reputational damage from the disclosure of confidential business, customer, or employee information or the failure to protect the privacy rights of our employees in their personal identifying information. In addition, the disclosure of non-public information could lead to the loss of our intellectual property and diminished competitive advantages. Should any of the foregoing events occur, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The inability to attract and retain key personnel or a sufficient workforce could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of our executive officers and other key associates. Low unemployment and tight labor markets have impacted and may continue to negatively impact our ability to retain a sufficient workforce of qualified personnel. The labor shortage, increased competition in the hiring market, high employee turnover rates and the resulting impacts of increased recruitment costs, wages and training and related inefficiencies, have disrupted and may continue to disrupt our ability to meet consumer demands and expectations. Our future success depends, in large part, on our ability to attract and retain qualified personnel, including manufacturing personnel, sales professionals and engineers. The unexpected loss of services of any of our key personnel or the failure to attract or retain other qualified personnel, including personnel with engineering and technical expertise in the industry, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may not be able to execute on our long-term strategic plan and growth initiatives, or meet our long-term financial goals, and this may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our long-term strategic plan is intended to generate long-term value for our shareholders while delivering profitable growth through all our business segments. The long-term financial goals that we expect to achieve as a result of our long-term strategic plan and organic growth initiatives are based on certain assumptions, which may prove to be incorrect. Organically, our focus is on profitably growing and diversifying our operations by leveraging our existing assets, capabilities, and technology into higher margin products and markets and thereby providing value-added customer solutions, including continuing to expand and develop our parts & services operating segment. We cannot provide any assurance that we will be able to fully execute on our strategic plan or growth initiatives, which are subject to a variety of risks including our ability to: diversify the product offerings of our non-trailer businesses, including continuing to expand and develop our parts and services offerings; leverage acquired businesses and assets to grow sales with our existing products; design, develop, and commercialize new products to meet the needs of our customers; increase the pricing of our products and services to offset cost increases and expand gross margins; scale our manufacturing capacity and resources to efficiently meet customer demand; and execute potential future acquisitions, mergers, joint ventures, and other business development opportunities. If we are unable to successfully execute on our strategic plan, we may experience increased competition, material adverse financial consequences and a decrease in the value of our stock. Additionally, our management's attention to the implementation of the strategic plan, which includes our efforts at diversification, may distract them from implementing our core business which may also have material adverse financial consequences.

Volatility in the supply of vehicle chassis and other vehicle components could have a material adverse effect on our truck body product line.

With the exception of some specialty vehicle products, we generally do not purchase vehicle chassis for our inventory and accept shipments of vehicle chassis owned by dealers or end-users for the purpose of installing and/or manufacturing our specialized truck bodies on such chassis. Historically, General Motors Company ("GM"), Freightliner Custom Chassis ("Freightliner"), International Truck ("International"), and Ford Motor Company ("Ford") have been the primary suppliers of chassis. In the event of a disruption in supply from one major supplier, we would attempt to use another major supplier, but there can be no assurance that this attempt would be successful. Nevertheless, in the event of chassis supply disruptions, there could be unforeseen consequences that may have a material adverse effect on our truck body operations.

We also face risks relative to finance and storage charges for maintaining an excess supply of chassis from GM, Freightliner, International, and Ford. Under the converter chassis pool agreements, if a chassis is not delivered to a customer within a specified time frame, we are required to pay finance or storage charges on such chassis.

A change in our customer relationships or in the financial condition of our customers could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We have longstanding relationships with a number of large customers to whom we supply our products. We do not have long-term agreements with these customers. Our success is dependent, to a significant extent, upon the continued strength of these relationships and the growth of our core customers. We often are unable to predict the level of demand for our products from these customers, or the timing of their orders. In addition, the same economic conditions that adversely affect us also often adversely affect our customers. Furthermore, we are subject to a concentration of risk as the five largest customers together accounted for approximately 33% of our aggregate net sales in 2022. Over the previous three years, no customer has individually accounted for greater than 10% of our annual aggregate net sales. The loss of a significant customer or unexpected changes or delays in product purchases could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Significant competition in the industries in which we operate may result in our competitors offering new or better products and services or lower prices, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The industries in which we participate are highly competitive. We compete with other manufacturers of varying sizes, some of which have substantial financial resources. Manufacturers compete primarily on the quality of their products, customer relationships, service availability and price. Additionally, we face increasing competition to develop innovative products that result in lower emissions. Manufacturing over-capacity and high leverage of some of our competitors, along with bankruptcies and financial stresses that affected the industry, have in the past contributed, and may in the future contribute to significant pricing pressures.

If we are unable to successfully compete with other manufacturers, we could lose customers and our revenues may decline. In addition, competitive pressures in the industry may affect the market prices of our new and used equipment, which, in turn, may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our truck body product lines compete in the highly competitive specialized vehicle industry which may impact its financial results.

The competitive nature of the specialized vehicle industry creates a number of challenges for our truck body products. Important factors include product pricing, quality of product, lead times, geographic proximity to customers, and the ability to manufacture a product customized to customer specifications. Specialized vehicles are produced by a number of smaller, regional companies which create product pricing pressures that could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our technology and products may not achieve market acceptance or competing products could gain market share, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We continue to optimize and expand our product offerings to meet our customers' needs. While we target product development to meet customer needs, there is no assurance that our product development efforts will be embraced and that we will meet our strategic goals, including sales projections. Companies in the truck transportation industry, a very fluid industry in which our customers primarily operate, make frequent changes to maximize their operations and profits.

A number of our competitors followed our leadership in the development and use of composite sidewalls that brought them into direct competition with our DuraPlate® products. Our product development is focused on maintaining our leadership for these products but competitive pressures may erode our market share or margins. We hold U.S. and foreign utility and design patents and patent applications on various components and techniques utilized in our manufacturing of transportation equipment and products with expiration dates ranging from 2023 to 2045. We continue to take steps to protect our proprietary rights in our products and the processes used to produce them. However, the steps we have taken may not be sufficient or may not be enforced by a court of law. If we are unable to protect our intellectual properties, other parties may attempt to copy or otherwise obtain or use our products or technology. If competitors are able to use our technology, our ability to effectively compete could be harmed and this could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, litigation related to intellectual property could result in substantial costs and efforts which may not result in a successful outcome.

Disruption of our manufacturing operations could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We manufacture our van trailer products at two facilities in Lafayette, Indiana, a flatbed trailer facility in Cadiz, Kentucky, a hardwood floor facility in Harrison, Arkansas, three liquid-transportation systems facilities in New Lisbon, Wisconsin; Fond du Lac, Wisconsin; and Queretaro, Mexico, two engineered products facilities in New Lisbon, Wisconsin; and Elroy, Wisconsin, five truck body facilities in Goshen, Indiana; Cleburne, Texas; Griffin, Georgia; Jonestown, Pennsylvania; and Moreno Valley, California, produce composite products in Lafayette, Indiana, and produce our EcoNex™ products in Little Falls, Minnesota. Our production at these facilities could be subject to disruptions which may include work stoppages, severe weather, natural disaster or other catastrophic events beyond our control. The effects of climate change, including increased severity and frequency of extreme weather events, natural disasters, long term changes in temperature levels and water availability, may exacerbate these risks, and could increase the costs of insuring company assets. An unexpected disruption in our production at any of these facilities for any length of time could have a material adverse effect on our business, financial condition, cash flows and results of operations. Similarly, if one or more of our customers experiences an unexpected disruption, that customer may reduce or halt purchases of our products, which could result in reduced production or other cost-reduction initiatives at our related manufacturing facilities.

Our failure to effectively manage, safeguard, design, manufacture, service, repair, and maintain our leased (or subleased) trailers could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our Trailers as a Service (TAAS)^SM initiative will include leased and subleased trailers. These trailers and our future TAAS initiative trailers will have long economic lives and managing our evolving trailer fleet will be a critical element to our leasing business.

As a new entrant into the leasing and subleasing industry, we will face significant risks and challenges to our business and prospects, including, among other things, with respect to our ability to design and build long-lived products that are aligned with freight leasing customer needs and changes in legislation and regulations in the various markets in which we operate, and cost-effectively maintain and repair our fleet to maximize the economic life of the products and the proceeds we receive from product sales. As the needs of our freight leasing customers and the scope of our customers change, we may incur costs to relocate or retrofit our assets to better meet shifts in demand. If the distribution of our assets is not aligned with regional demand or there is excess leased equipment in the fleet industry, we may be unable to take advantage of sales and leasing opportunities in certain regions, despite excess inventory in other regions.

If we do not appropriately manage the design, manufacture, repair and maintenance of our product fleet, or if we are unexpectedly unable to complete such repair or maintenance or suffer unexpected losses of equipment due to theft or obsolescence, we may be required to incur impairment charges for equipment that is beyond economic repair or incur significant capital expenditures to build new equipment to serve demand. These failures may also result in personal injury or property damage claims and termination of leases or contracts by customers. Costs of contract performance, potential litigation and profits lost from termination could materially adversely affect our future operating results and cash flows. If a significant number of leased units are returned in a short period of time, a large supply of units would need to be remarketed. If we are not able to successfully manage our lease assets or remarket a large influx of units returning from leases, our business, financial condition, cash flows and results of operations may be materially adversely affected.

We are subject to extensive governmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The length, height, width, maximum weight capacity and other specifications of truck and tank trailers are regulated by individual states. The federal government also regulates certain trailer safety features, such as lamps, reflective devices, tires, air-brake systems and rear-impact guards. In addition, most tank trailers we manufacture have specific federal regulations and restrictions that dictate tank design, material type and thickness. Changes or anticipation of changes in these regulations can have a material impact on our financial results, as our customers may defer purchasing decisions and we may have to re-engineer products. We are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of storm water and underground fuel storage tanks, and we may be subject to liability associated with operations of prior owners of acquired property. In addition, we are subject to laws and regulations relating to the employment of our employees and labor-related practices.

If we are found to be in violation of applicable laws or regulations in the future, it could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our costs of complying with these or any other current or future regulations may be material. Such regulations include technical safety standards that could delay product development or require manufacturer recall campaigns to remedy certain defects. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.

Changes to U.S. or foreign tax laws could affect our effective tax rate and our future profitability.

Tax rates in various jurisdictions may be subject to significant change. Changes in tax legislation could significantly impact our overall profitability, the provisions for income taxes, the amount of taxes payable, and our deferred tax asset and liability balances.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, may have a material adverse effect on our business, financial condition, cash flows and results of operations.

The U.S. government previously announced, and in some cases implemented, an approach to trade policy that includes renegotiating or potentially terminating certain trade agreements, as well as implementing or increasing tariffs on foreign goods and raw materials such as steel and aluminum. These tariffs and potential tariffs have resulted, or may result, in increased prices for certain imported goods and raw materials. While we source the majority of our materials and components domestically, tariffs and potential tariffs have caused, and may continue to cause, increases and volatility in prices for domestically sourced goods and materials that we require for our products, particularly aluminum and steel. When the costs of our components and raw materials increase, we may not be able to hedge or pass on these costs to our customers, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Product liability and other legal claims could have a material adverse effect on our business, financial condition, cash flows and results of operations.

As a manufacturer of products widely used in commerce, we are subject to product liability claims and litigation, as well as warranty claims. From time to time claims may involve material amounts and novel legal theories, and any insurance we carry may not provide adequate coverage to insulate us from material liabilities for these claims.

In addition to product liability claims, we are subject to legal proceedings and claims that arise in the ordinary course of business, such as workers' compensation claims, OSHA investigations, employment disputes and customer and supplier disputes arising out of the conduct of our business. Litigation may result in substantial costs and may divert management's attention and resources from the operation of our business, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Climate change and related public focus from regulators and various stakeholders could have a material adverse effect on our business, financial condition, cash flows and results of operations.

There is scientific consensus and increased public concern that emissions of greenhouse gases are linked to global climate changes. Climate changes, such as extreme weather conditions, including floods or hurricanes, decreased water availability or quality, sea level changes, extreme fires and overall temperature shifts, may have physical impacts on our facilities and operations, as well as those of our suppliers and customers. Such impacts are geographically specific, highly uncertain and may result in diminished availability of materials, indirect financial risks passed through our supply chain, decreased demand for our products and adverse impacts on our financial performance and operations.

These considerations may also result in additional and increasingly stringent international, national, regional or local legislative or regulatory responses to mitigate greenhouse gas emissions. Timing and scope of any regulations are uncertain and regulation could result in additional costs of compliance, increased energy, transportation and materials costs and other additional expenses to improve the efficiency of our products, facilities and operations. We could also face increased costs related to defending and resolving legal claims and other litigation related to climate change regulations and the alleged impact of our operations on climate change.

Relatedly, the expectations of our customers, stockholders and employees have heightened in areas such as the environment, social matters and corporate governance. Increased public focus requires us to provide information on our approach to these issues, including certain climate-related matters such as mitigating greenhouse gas emissions, and continuously monitor related reporting standards. A failure to adequately meet stakeholder expectations or to comply with climate change related regulations may result in a loss of business, diminished ability to successfully market our products to new and existing customers, decreased demand for our products, diluted market valuation or an inability to attract and retain key personnel.

Failure to meet environmental, social and governance ("ESG") expectations or standards or to achieve our ESG goals could result in legal and regulatory proceedings against us and materially adversely affect our business, reputation, financial condition, cash flows and results of operations.

We make statements about our ESG goals and initiatives through information provided on our website, press statements and other communications, including through our Corporate Responsibility Report. Our publicly announced goals, commitments and targets, which we may refine or expand further in the future, reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Responding to these ESG considerations and implementation of these goals and initiatives involves risks and uncertainties, requires investments and are impacted by factors that may be outside our control.

Such risks and uncertainties include:

- Reputational harm, including damage to our relationships with customers, suppliers, investors, governments or other stakeholders;

- Adverse impacts on our ability to sell and manufacture products;

- The success of our collaborations with third parties;

- Increased risk of litigation, investigations or regulatory enforcement action;

- Unfavorable ESG ratings or investor sentiment;

- Diversion of resources and increased costs to control, assess and report on ESG metrics;

- Our ability to achieve our goals, commitments and targets within the timeframes announced;

- Access to and increased cost of capital; and

- Adverse impacts on our stock price.

In addition, some stakeholders may disagree with our goals and initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have very different views on where ESG focus should be placed, including differing views of regulators in various jurisdictions in which we operate. Any failure, or perceived failure, to achieve our goals, further our initiatives, adhere to our public statements, comply with federal, state or international ESG laws and regulations or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against us and materially adversely affect our business, reputation, financial condition, cash flows and results of operations.

An impairment in the carrying value of goodwill and other long-lived intangible assets could negatively affect our operating results.

We have a substantial amount of goodwill and purchased intangible assets on our balance sheet as a result of acquisitions. As of December 31, 2022, goodwill allocated to our TS and P&S segments was approximately $120.5 million (or 64% of our total goodwill) and $67.9 million (or 36% of our total goodwill), respectively. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other long-lived intangible assets represents the fair value of trademarks and trade names (until the non-cash impairment charge discussed throughout this Annual Report on Form 10-K), customer relationships and technology as of the acquisition date, net of accumulated amortization. Under generally accepted accounting principles, goodwill is required to be reviewed for impairment at least annually, or more frequently if potential interim indicators exist that could result in impairment, and other long-lived intangible assets require review for impairment only when indicators exist. If any business conditions or other factors cause profitability or cash flows to significantly decline, we may be required to record an additional non-cash impairment charge, which could adversely affect our operating results. Events and conditions that could result in impairment include a prolonged period of global economic weakness, a decline in economic conditions or a slow, weak economic recovery, sustained declines in the price of our common stock, adverse changes in the regulatory environment, adverse changes in the market share of our products, adverse changes in interest rates, or other factors leading to reductions in the long-term sales or profitability that we expect.

There is no assurance that we will have the ability to continue a regular quarterly dividend.

Our ability to pay dividends, and our Board of Directors' determination to maintain our current dividend policy, will depend on numerous factors, including:

- The state of our business, competition, and changes in our industry;

- Changes in the factors, assumptions, and other considerations made by our Board of Directors in reviewing and revising our dividend policy;

- Our future results of operations, financial condition, liquidity needs, and capital resources; and

- Our various expected cash needs, including cash interest and principal payments on our indebtedness, capital expenditures, the purchase price of acquisitions, and taxes.

Each of the factors listed above could negatively affect our ability to pay dividends in accordance with our dividend policy or at all. In addition, the Board may elect to suspend or alter the current dividend policy at any time.

Our ability to fund our working capital needs and capital expenditures, and our ability to pay dividends on our common stock, is limited by the net cash provided by operations, cash on hand and available borrowings under our Credit Agreement (as defined below). Declines in net cash provided by operations, increases in working capital requirements necessitated by an increased demand for our products and services, decreases in the availability under the Credit Agreement or changes in the credit our suppliers provide to us, could rapidly exhaust our liquidity.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, and other cash requirements, we could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. Rising interest rates, along with actions by credit ratings agencies, such as downgrades or negative changes to our ratings outlook, may also reduce our ability to access the capital markets and/or increase our cost of capital either of which could have material adverse effects on our financial condition and cash flows. The indenture governing the New Senior Notes and the Credit Agreement (each, as defined below) restrict (a) our ability to dispose of assets and use the proceeds from any such dispositions and (b) the Company's and our subsidiaries' ability to raise debt or certain equity capital to be used to repay our indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our indebtedness.

If we cannot make scheduled payments on our debt, it will be in default and, as a result, holders of our outstanding debt could declare all outstanding principal and interest to be due and payable, the lenders under the Credit Agreement could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations thereunder.

As of December 31, 2022, we had approximately $400.0 million of total indebtedness, and approximately $344.3 million of additional borrowings were available and undrawn under the Revolving Credit Agreement (as defined below). We also have other contractual obligations and currently pay a regular quarterly dividend of $0.08 per share, or approximately $4.0 million in the aggregate per quarter.

Our debt level could have significant consequences on future operations and financial position. For example, it could:

- Negatively affect our ability to pay principal and interest on our debt;

- Increase our vulnerability to general adverse economic and industry conditions;

- Limit our ability to fund future capital expenditures and working capital, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments of interest and principal or to comply with any restrictive terms of our debt;

- Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- Impair our ability to obtain additional financing or to refinance our indebtedness in the future;

- Place us at a competitive disadvantage compared to our competitors that may have proportionately less debt; and

- Impact our ability to continue to fund a regular quarterly dividend.

Annual Report

International operations are subject to increased risks, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our ability to manage our business and conduct operations internationally is subject to a number of risks, including the following:

- public health crises, including the spread of a contagious disease, such as the COVID-19 pandemic (or other future pandemics or epidemics), quarantines or shutdowns related to public health crises and other catastrophic events;

- economic and political instability, including international conflicts, war, acts of terrorism, or the threat thereof, political or labor unrest, civil unrest, riots, or insurrections;

- Challenges caused by distance, language and cultural differences and by doing business with foreign agencies and governments;

- Uncertainty regarding liability for services and content;

- Currency exchange rate fluctuations and our ability to manage these fluctuations;

- Foreign exchange controls that might prevent us from repatriating cash earned outside the U.S.;

- Import and export requirements that may prevent us from shipping products or providing services to a particular market and may increase our operating costs;

- Potentially adverse tax consequences; and

- Different expectations regarding working hours, work culture and work-related benefits.

Compliance with complex foreign and U.S. laws and regulations that apply to international operations may increase our cost of doing business and could expose us or our employees to fines, penalties and other liabilities. These numerous and sometimes conflicting laws and regulations include import and export requirements, content requirements, trade restrictions, tax laws, environmental laws and regulations, sanctions, internal and disclosure control rules, data privacy requirements, labor relations laws, and U.S. laws such as the Foreign Corrupt Practices Act and substantially equivalent local laws prohibiting corrupt payments to governmental officials and/or other foreign persons. Any violation of the laws and regulations that apply to our operations and properties could result in, among other consequences, fines, environmental and other liabilities, criminal sanctions against us, our officers or our employees, and prohibitions on our ability to offer our products and services to one or more countries. Such consequences could materially damage our reputation, brand, business, efforts to diversify our business, ability to attract and retain employees, financial condition, cash flows, and results of operations.

Provisions of the New Senior Notes could discourage a potential future acquisition of us by a third party.

Certain provisions of the New Senior Notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the New Senior Notes will have the right, at their option, to require us to repurchase all of their New Senior Notes, as applicable, or any portion of the principal amount of such New Senior Notes, as applicable. In addition, the indentures governing the New Senior Notes prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the New Senior Notes. These and other provisions of the New Senior Notes could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to our stockholders.

Our New Senior Notes indenture and Credit Agreement contain restrictive covenants that, if breached, could limit our financial and operating flexibility and subject us to other risks.

Our New Senior Notes indenture and Credit Agreement include customary covenants limiting our ability to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase stock, enter into transactions with affiliates, merge, dissolve, repay subordinated indebtedness, make investments and dispose of assets. As required under our Credit Agreement, we are required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 as of the end of any period of 12 fiscal months when excess availability under the facility is less than the greater of (a) 10% of the lesser of (i) the total revolving commitments and (ii) the borrowing base (such lesser amount, the "Line Cap") and (b) $25 million.

If availability under the Credit Agreement is less than the greater of (i) 10% of the Line Cap and (ii) $25 million for three consecutive business days, if there exists an event of default, amounts in any of the Borrowers' and the Guarantors' deposit accounts (other than certain excluded accounts) will be transferred daily into a blocked account held by the Agent and applied to reduce the outstanding amounts under the facility.

As of December 31, 2022, we believe we are in compliance with the provisions of our New Senior Notes indenture and our Credit Agreement. Our ability to comply with the various terms and conditions in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

Risks Related to an Investment in Our Common Stock

Our common stock has experienced, and may continue to experience, price and trading volume volatility.

The trading price and volume of our common stock has been and may continue to be subject to large fluctuations. The market price and volume of our common stock may increase or decrease in response to a number of events and factors, including:

- Trends in our industry and the markets in which we operate;

- Changes in the market price of the products we sell;

- The introduction of new technologies or products by us or by our competitors;

- Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

- Operating results that vary from the expectations of securities analysts and investors;

- Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;

- Changes in laws and regulations;

- Any announcement that we plan to issue additional equity to the public;

- General economic and competitive conditions; and

- Changes in key management personnel.

This volatility may adversely affect the prices of our common stock regardless of our operating performance. To the extent that the price of our common stock declines, our ability to raise funds through the issuance of equity or otherwise use our common stock as consideration will be reduced. These factors may limit our ability to implement our operating and growth plans.

Also, shareholders may from time to time engage in proxy solicitations, advance shareholder proposals or otherwise attempt to effect changes or acquire control over the Company. Such shareholder campaigns could disrupt the Company's operations and divert the attention of the Company's Board of Directors and senior management and employees from the pursuit of business strategies and adversely affect the Company's results of operations, cash flows and financial condition.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

Annual Report

ITEM 2—PROPERTIES

We have manufacturing and retail operations located throughout the United States as well as a facility in Mexico. Properties owned by Wabash are subject to security interests held by our lenders. We believe the facilities we are now using, as well as any planned capacity expansions, are adequate and suitable for our current business operations and the currently foreseeable level of operations. The following table provides information regarding the locations of our major facilities. In addition to the locations listed below, we have other facilities in the United States.

Location	Owned or Leased	Description of Primary Activities at Location	Primary Segment and Products
Cadiz, Kentucky	Owned	Manufacturing	Transportation Solutions (Platform Trailers)
Cleburne, Texas	Owned/Leased	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Fond du Lac, Wisconsin	Owned	Manufacturing	Transportation Solutions and Parts & Services (Tank Trailers)
Goshen, Indiana	Owned	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Griffin, Georgia	Owned	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Jonestown, Pennsylvania	Owned/Leased	Manufacturing	Transportation Solutions and Parts & Services (Truck Bodies)
Lafayette, Indiana	Owned/Leased	Corporate Headquarters, Manufacturing	Transportation Solutions and Parts & Services (Van Trailer Products)
Moreno Valley, California	Owned/Leased	Manufacturing	Transportation Solutions (Truck Bodies)
New Lisbon, Wisconsin	Owned	Manufacturing	Transportation Solutions and Parts & Services (Tank Trailers & Engineered Products)
San José Iturbide, Mexico	Owned	Manufacturing	Transportation Solutions (Tank Trailers)

ITEM 3—LEGAL PROCEEDINGS

As of December 31, 2022, we were named as a defendant or were otherwise involved in numerous legal proceedings and governmental examinations, including class action lawsuits, in connection with the conduct of our business activities, in various jurisdictions, both in the United States and internationally. Accrual for losses have been recorded for those matters deemed both probable and reasonably estimated. On the basis of information currently available to us, management does not believe that existing proceedings and investigations will have a material impact on our consolidated financial condition or liquidity if determined in a manner adverse to us. However, such matters are unpredictable, and we could incur judgments or enter into settlements for current or future claims that could materially and adversely affect our financial statements. Costs associated with the litigation and settlements of legal matters are reported within *General and administrative expenses* in the Consolidated Statements of Operations.

Environmental Disputes

In August 2014, we received notice as a potentially responsible party ("PRP") by the South Carolina Department of Health and Environmental Control (the "DHEC") pertaining to the Philip Services Site located in Rock Hill, South Carolina pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and corresponding South Carolina statutes. PRPs include parties identified through manifest records as having contributed to deliveries of hazardous substances to the Philip Services Site between 1979 and 1999. The DHEC's allegation that we were a PRP arises out of four manifest entries in 1989 under the name of a company unaffiliated with Wabash National Corporation (or any of its former or current subsidiaries) that purport to be delivering a de minimis amount of hazardous waste to the Philip Services Site "c/o Wabash National Corporation." As such, the Philip Services Site PRP Group (the "PRP Group") notified Wabash in August 2014 that it was offering us the opportunity to resolve any liabilities associated with the Philip Services Site by entering into a Cash Out and Reopener Settlement Agreement (the "Settlement Agreement") with the PRP Group, as well as a Consent Decree with the DHEC. We have accepted the offer from the PRP Group to enter into the Settlement Agreement and Consent Decree, while reserving its rights to contest its liability for any deliveries of hazardous materials to the Philips Services Site. The requested settlement payment is immaterial to our financial condition and results of operations, and as a result, if the Settlement Agreement and Consent Decree are finalized, the payment to be made by us thereunder is not expected to have a material adverse effect on our financial condition or results of operations.

On November 13, 2019, we received notice that we were considered one of several PRPs by the Indiana Department of Environmental Management ("IDEM") under CERCLA and state law related to substances found in soil and groundwater at a property located at 817 South Earl Avenue, Lafayette, Indiana (the "Site"). We have never owned or operated the Site, but the Site is near certain of our owned properties. In 2020, we agreed to implement a limited work plan to further investigate the source of the contamination at the Site and worked with IDEM and other PRPs to finalize the terms of the work plan. We submitted our initial site investigation report to IDEM during the third quarter of 2020, indicating that the data collected by our consultant confirmed that our properties are not the source of contamination at the Site. In December 2021, after completing further groundwater sampling work, we submitted to IDEM a supplemental written report, which again stated that we are not a responsible party and our properties are not a source of any contamination. In June 2022, we and other PRPs finalized Work Plan Addendum No. 3, which provides for additional groundwater sampling on another PRP property in the next six months. As of December 31, 2022, based on the information available, we do not expect this matter to have a material adverse effect on our financial condition or results of operations.

ITEM 4—MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information Regarding our Common Stock

Our common stock is traded on the New York Stock Exchange under the ticker symbol "WNC." The number of record holders of our common stock at February 15, 2023 was 534.

In December 2016, our Board of Directors approved the reinstatement of a dividend program under which we pay regular quarterly cash dividends to holders of our common stock. Prior to 2017, no dividends had been paid since the third quarter of 2008. Payments of cash dividends depends on our future earnings, capital availability, financial condition, and the discretion of our Board of Directors.

Our Certificate of Incorporation, as amended and approved by our stockholders, authorizes 225 million shares of capital stock, consisting of 200 million shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, par value $0.01 per share.

Performance Graph

The following graph shows a comparison of cumulative total returns for an investment in our common stock, the S&P 500 Composite Index, and the Dow Jones Transportation Index. It covers the period commencing December 31, 2017 and ending December 31, 2022. The graph assumes that the value for the investment in our common stock and in each index was $100 on December 31, 2017.



Comparative of Cumulative Total Return
December 31, 2017 through December 31, 2022
among Wabash National Corporation, the S&P 500 Index,
and the Dow Jones Transportation Index

Company/Index	Base Period December 31, 2017	Indexed Returns Years ended December 31,				
		2018	2019	2020	2021	2022
Wabash National Corporation	$100.00	$61.29	$70.77	$84.12	$96.84	$113.67
S&P 500 Index	$100.00	$93.76	$120.84	$140.49	$178.27	$143.61
Dow Jones Transportation Index	$100.00	$86.41	$102.72	$117.85	$155.28	$126.19

Purchases of Our Equity Securities

In August 2021, we announced that our Board of Directors approved the repurchase of an additional $150 million in shares of common stock over a three-year period. This authorization was an increase to the previous $100 million repurchase programs approved in November 2018, February 2017, and February 2016. The repurchase program is set to expire in August 2024. Stock repurchases under this program may be made in the open market or in private transactions at times and in amounts determined by us. During the fourth quarter of 2022, there were 461,662 shares repurchased pursuant to our repurchase program. As of December 31, 2022, $105.2 million remained available under the program. Additionally, for the quarter ended December 31, 2022, there were 1,576 shares surrendered or withheld to cover minimum employee tax withholding obligations generally upon the vesting of restricted stock awards.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Amount That May Yet Be Purchased Under the Plans or Programs ($ in millions)
October 2022	191,225	$ 16.88	190,610	$ 111.7
November 2022	139,956	$ 23.88	139,902	$ 108.3
December 2022	132,057	$ 24.00	131,150	$ 105.2
Total	463,238	$ 21.02	461,662	$ 105.2

ITEM 6—RESERVED

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the two years in the period ended December 31, 2022, and our capital resources and liquidity as of December 31, 2022. Our discussion begins with a COVID-19 update as well as our assessment of the condition of the North American trailer industry along with a summary of the actions we have taken to strengthen the Company. We then analyze the results of our operations for the last two years, including the trends in the overall business and our operating segments, followed by a discussion of our cash flows and liquidity, capital markets events and transactions, our debt obligations, and our contractual commitments. We also provide a review of the critical accounting judgments and estimates that we have made that we believe are most important to an understanding of our MD&A and our consolidated financial statements. We conclude our MD&A with information on recent accounting pronouncements that we adopted during the year, if any, as well as those not yet adopted that may have an impact on our financial accounting practices, if any.

For discussion of results of operations for the year ended December 31, 2021 compared to the results of operations for the year ended December 31, 2020, see Part II, Item 7,—"Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2021 Annual Report on Form 10-K, filed with the SEC on February 24, 2022.

COVID-19 Update

In March 2020, a global pandemic was declared by the World Health Organization related to COVID-19. This pandemic has created significant uncertainties and disruptions in the global economy. We continue to monitor the ongoing challenges of an endemic infection and remain focused on the health and safety of our employees, as well as the health of our business, as we manage our operating plans and consider the most recent developments, the best practice guidelines by health experts, the number of cases in the United States, and local, state, and federal requirements. While we have moved to an endemic phase, the COVID-19 pandemic has had lasting effects and continues to cause supply chain, labor, and raw material constraints that impact global markets.

Refer to Part I, Item 1A, "Risk Factors" for additional information regarding the potential impact of the COVID-19 pandemic on the Company.

Executive Summary

The most recent estimates from industry forecasters ACT Research Co. ("ACT") and FTR Associates ("FTR") indicate total United States trailer production levels for 2022 of approximately 304,000 and 305,000, respectively, which each represent an increase of approximately 14% from 2021 production levels. While there remains some uncertainty in the industry, particularly around supply chain disruptions and labor shortages that are partially due to COVID-19 impacts, the outlook for the overall trailer market remains strong, and we believe our backlog of orders provides a solid foundation for 2023.

Current estimates from ACT and FTR for 2023 United States trailer production are 303,000 and 318,000, respectively, representing a decrease and an increase from 2022 of approximately -0.4% and 4%, respectively. These estimates are generally in-line with our expectations as trailer manufacturers, consistent with prior year, prepare to ramp-up production for strong 2023 demand.

In addition, ACT is forecasting annual new trailer production levels for 2024, 2025, 2026, and 2027 of approximately 275,000, 309,000, 286,000, and 298,000, respectively. We believe these estimates for production will remain above replacement demand over the next several years. While these estimates are more historically consistent production levels in the trailer industry, industry forecasters continue to note that certain issues, such as supply chain constraints and tight labor markets, could impact these estimates and production. We believe we are well positioned to capitalize on strong demand in 2023, and we remain well-suited in case the environment diverges from our expectations with a strong balance sheet and liquidity profile.

Despite a certain degree of continued uncertainty of the full impact of the COVID-19 pandemic, primarily centered around supply chain disruptions and labor shortages, we believe we have maintained a solid position from a liquidity perspective over the last several years. While we are focused in the near-term on executing on strong demand in 2023, we also continue to work on strategic initiatives to profitably grow the Company in the long-term. This includes adding 20% more dry van manufacturing capacity, with production scheduled to begin during the first half of 2023. We continue to believe this additional manufacturing capacity will allow us to go-to-market with a portfolio-based selling approach that leverages the breadth of our products. During 2022, we announced the launch of our Acutherm™ portfolio of solutions for intelligent thermal management. These solutions are positioned to provide enhanced thermal management performance over a wide range of use environments and applications. The overarching Acutherm™ brand umbrella encompasses our innovative EcoNex™ technology, which is being designed to offer lighter weight paired with thermal advantages that do not sacrifice structural integrity. In connection with this initiative, in August 2022 we announced a $20 million investment to be made in our manufacturing capacity to scale our EcoNex™ technology within refrigerated vans, truck bodies, and other transportation and logistics related products. We believe that continuing to bring new technologies to market combined with our focus on building out adjacent revenue opportunities, including parts and services, will provide us with opportunities for growth.

The Company's operating performance throughout 2022 highlights the success of our adaptability, balanced growth, and diversification, all of which are driven by our long-term strategic plan to transform the Company into the visionary leader of connected solutions for the transportation, logistics, and distribution industries. We will also continue to maintain our focus and expertise in lean and six sigma optimization initiatives to support a higher growth and margin profile as One Wabash. Operating income in 2022 totaled $166.6 million and operating margin was 6.7%, both of which are significant increases from 2021 driven in part by higher sales and stronger demand for our products. Additional discussion related to financial results are included in the "Results of Operations" section below.

In addition to our commitment to sustain profitable growth within each of our existing reporting segments, our long-term strategic initiatives include a focus on diversification efforts, both organic and strategic, to continue to transform Wabash into a lean, visionary leader of connected solutions with a higher growth and margin profile to successfully deliver a greater value to our shareholders. Our strategy is centered around our ability to scale core competencies by growing in and around core markets with known customers—this strategy is evidenced by our multi-year order agreement with J.B. Hunt Transport Inc., which we announced in January 2023.

Key strategic initiatives include, but are not limited to, cold chain, e-commerce and logistics, and parts and services. Our ability to generate solid margins and cash flows and a healthy balance sheet should position the Company with ample resources to (1) fund our internal capital needs to support both organic growth and productivity improvements, (2) optimize our debt leverage and other financial ratios, (3) return capital to shareholders, and (4) selectively pursue strategic acquisitions. We will continue our internal effort to strategically identify potential acquisition or partnership targets that we believe can create shareholder value and accelerate our growth and diversification efforts, while leveraging our strong competencies in manufacturing execution, sourcing and innovative engineering leadership to assure strong value creation. Organically, our focus is on profitably growing and diversifying our operations through leveraging our existing assets, capabilities, and technology into higher margin products and markets and thereby providing value-added customer solutions.

Throughout 2022, we demonstrated our commitment to be responsible stewards of the business by maintaining a balanced approach to capital allocation. Even with a certain degree of continued uncertainty due in part to the COVID-19 pandemic, our operational performance, healthy backlog and industry outlook, and financial position provided us the opportunity to take specific actions as part of the ongoing commitment to prudently manage the overall financial risks of the Company, returning capital to our shareholders, and deleveraging our balance sheet. These actions included repurchasing $30.9 million of common stock under the share repurchase program approved by our Board of Directors and paying dividends of $16.0 million. In addition, as further described in the "Liquidity and Capital Resources" section below, in September 2022 we amended our Revolving Credit Agreement. The amendment increased the total credit facility to $350 million, extended the maturity to September 2027, which is the nearest maturity date of our long-term debt, and as of December 31, 2022, there were no amounts outstanding under the Revolving Credit Agreement. The amendment also supports our Trailers as a Service (TAAS)ˢᴹ initiative, which provides access to trailers, supported by our national dealer network and the Wabash Parts LLC parts and distribution entity we created with our partner during the second quarter of 2022. Collectively, these actions demonstrate our confidence in the financial outlook of the Company and our ability to generate cash flow, both near and long term, and reinforce our overall commitment to deliver shareholder value while maintaining the flexibility to continue to execute our strategic plan for profitable growth and diversification.

In addition to overall industry risks, there are downside risks relating to issues with both the domestic and global economies, including the housing, energy, and construction-related markets in the U.S. Other potential risks as we proceed into 2023 primarily relate to our ability to effectively manage our manufacturing operations, including ongoing labor shortages, disruption of our supply chain, and our overall business with the increase in production to meet demand. In addition, the cost of raw materials, commodities, and components are also potential risks. Significant increases in the cost of certain commodities, raw materials or components have had, and may continue to have, an adverse effect on our results of operations. As has been our practice, we will endeavor to pass raw material and component price increases to our customers in addition to continuing our cost management and hedging activities in an effort to minimize the risk that changes in material costs could have on our operating results. In addition, we rely on a limited number of suppliers for certain key components and raw materials in the manufacturing of our products, including tires, landing gear, axles, suspensions, aluminum extrusions, chassis and specialty steel coil. While we have taken actions to mitigate certain of these risks, which include our previously announced supply agreements with Hydro and Ryerson, at the current and expected demand levels, there may be additional or increased shortages of supplies of raw materials or components which would have an adverse impact on our ability to meet demand for our products. Despite these risks, we believe we are well positioned to capitalize on strong overall demand levels while maintaining or growing margins through improvements in product pricing as well as productivity and other operational excellence initiatives.

As we enter 2023, we will continue to adjust to changes in the current environment, preserve the strength of our balance sheet, prioritize the safety of our employees, and ensure the liquidity and financial well-being of the Company. We believe we remain well-positioned for both near-term and long-term success in the transportation, logistics, and distribution industries because: (1) our core customers are among the major participants in the transportation, logistics, and distribution industries; (2) our technology and innovation provides value-added and solutions for our customers by reducing operating costs, improving revenue opportunities, and solving unique transportation problems; (3) our Wabash Management System ("WMS") principles and processes and enterprise-wide lean efforts drive focus on the interconnected processes that are critical for success across our business; (4) our significant brand recognition, including our January 2022 rebranding as Wabash®, presence throughout North America, and the utilization of our extensive dealer network to market and sell our products; and (5) our One Wabash approach to create a consistent, superior experience for all customers who seek our connected solutions in the transportation, logistics, and distribution markets. By continuing to be an innovation leader in the transportation, logistics, and distribution industries we expect to leverage our existing assets and capabilities into higher margin products and markets by delivering connected value-added customer solutions.

Operating Performance

We generally measure our operating performance in five key areas – Safety/Morale, Quality, Delivery, Cost Reduction, and Environment. We maintain a continuous improvement mindset in each of these key performance areas.

Safety/Morale. The safety of our employees is our number one priority. We demonstrate this core value by working on innovations to protect the people who operate our equipment and partnering with others to promote higher standards in transportation and manufacturing. We continually focus on reducing the severity and frequency of workplace injuries to create a safe environment for our employees and minimize workers compensation costs. We believe that our improved environmental, health, and safety management translates into higher labor productivity and lower costs as a result of less time away from work and improved system management. See the "Human Capital Resources and Management" section in Part I, Item 1, "Business" of this Annual Report on Form 10-K for additional detail on our commitment to safety and human capital.

Quality. Our commitment to quality and safety is backed by a robust concern reporting system and associated processes. Any Wabash National employee can report a potential safety-related concern that could cause unreasonable risk of harm to our customers. Potential or reported safety concerns are routed to a cross-functional Product Safety Team that includes members from Quality, Warranty, Engineering, Sales and Strategic Sourcing. The Product Safety Team investigates submissions and serves as an initial filter of potential safety issues. Issues that need to be escalated are sent to the Product Safety Council, which consists of executive team members who will coach and give final direction to the Product Safety Team. We monitor product quality on a continual basis through a number of means for both internal and external performance as follows:

- ▪ *Internal performance.* Key process indicators for our quality measurement include both First Time Quality ("FTQ") and Defects Per Unit ("DPU"). FTQ is a performance metric that measures the impact of all aspects of the business on our ability to ship our products at the end of the production process and DPU is a measurement of defects found at the end of the production process. As with previous years, the expectations of the highest quality product continue to increase while maintaining FTQ performance and reducing rework. In addition, we currently maintain ISO 9001 registrations at our Lafayette, Indiana (since 2012) and Cadiz, Kentucky facilities (since 2014).

- *External performance.* We actively track our warranty claims and costs to identify and drive improvement opportunities in quality and reliability. Early life cycle warranty claims for our van trailers are trended for performance monitoring. Using a unit-based warranty reporting process to track performance and document failure rates, early life cycle warranty units per 100 van trailers shipped averaged approximately 1.5, 1.9, and 2.0 units in 2022, 2021 and 2020, respectively. Continued low claim rates have been driven by our successful execution of continuous improvement programs centered on process variation reduction and responding to the input from our customers. We expect that these activities will continue to drive down our total warranty cost profile.

In addition to managing a robust quality management system for Wabash's operations for internal and external performance, we expect suppliers to meet certain standards of quality, engineering, delivery, and management. Our supplier audit process is a comprehensive assessment performed at the supplier's facility focusing on their system capabilities and how they measure to Wabash's established requirements. Based on a supplier's overall rating, action plans are developed to identify improvement opportunities, corrective actions, and timelines to ensure proper closure. Results of each audit are captured in our Supplier Development and Quality database. The process is applied to both direct and indirect suppliers based on a number of selection criteria, such as a new supplier to Wabash, a new supplier facility, a current supplier with significant growth opportunities, or a current supplier experiencing significant performance issues.

Delivery/Productivity. We measure productivity on many fronts. Some key indicators include production line throughput, labor hours per trailer or truck body, labor cost as a percentage of revenue, scrap rates, and inventory levels. Improvements over the last several years in these areas have translated into significant improvements in our ability to better manage inventory flow, control costs, and analyze material and contribution margins.

- We continue to remain focused on the availability of labor and any potential challenges as we enter 2023 and look to increase our operational capacity to meet the demand in the transportation, logistics, and distribution markets. We expect to continue to add additional labor during 2023 to support our operations and production to meet expected demand.

- During the past several years, we have focused on productivity enhancements within manufacturing assembly and sub-assembly areas through developing the capability for mixed model production. These efforts have resulted in improvements to the mixed model production in our Lafayette, Indiana, Goshen, Indiana, Cadiz, Kentucky, and San José Iturbide, Mexico facilities.

- Through deployment of the Wabash Management System ("WMS"), all of our business reporting segments have focused on increasing velocity at all our manufacturing locations. We have engaged in extensive lean training and over the last two years have deployed purposeful capital to accelerate our productivity initiatives.

- Our manufacturing leadership teams have developed competencies to isolate process constraints, and then address those constraints through multiple avenues that drive additional throughput and cost reductions.

Cost Reduction and our Operating System. The WMS allows us to develop and scale high standards of excellence across the organization. We believe in our One Wabash approach and standardized processes to drive and monitor performance inside our manufacturing facilities. Continuous improvement is a fundamental component of our operational excellence focus. Our focus on leveraging One Wabash and the WMS mindset across the Company, for example, has allowed us to make strides in all areas of manufacturing including safety, quality, on-time delivery, cost reduction, employee morale, and environment. We continue to maintain focus on continuous improvement. In the past several years, we made adjustments throughout our processes to align variable and fixed costs with capacity, and created leaner internal processes in multiple areas. In addition, we continued to invest capital in our processes to reduce variable cost, lowered inherent safety risk in our processes, improved overall consistency in our manufacturing processes, and maintained our assets to capitalize on any economic and/or industry upswings. Finally, we took actions to align our business portfolio with our broader strategic plan.

Environment. We have been on a sustainability journey since the Company's inception. Uniquely incentivized to improve product designs by utilizing new composite materials to reduce the weight and improve the durability of our products, we are a leader in creating value for customers by facilitating improved fuel efficiency and ensuring the quality and longevity of our equipment. We commit to our employees, customers and shareholders to manage all of our business activities in a responsible manner with respect for the environment through pollution prevention and with our highest priority being the health and safety of our employees. Energy conservation efforts are another critical part of our commitment to continuous improvement and environmental stewardship, and we require energy conservation efforts across all of our facilities. This policy includes improving operational efficiency as well as upgrading to energy-conserving equipment where possible.

We demonstrate our commitment to sustainability by maintaining ISO 14001 registration of our Environmental Management System at our Lafayette, Indiana; Cadiz, Kentucky; San José Iturbide, Mexico; and Harrison, Arkansas locations. In 2005, our Lafayette, Indiana facility was one of the first trailer manufacturing operations in the world to be ISO 14001 registered. Being ISO 14001 registered requires us to demonstrate quantifiable and third-party verified environmental improvements. In addition, our San José Iturbide, Mexico facility was recognized with Clean Industry certification from Mexico's Federal Agency of Environmental Protection for adhering to environmental care in its manufacturing processes.

During 2021, our recycling programs and use of recycled materials saved 297,000 cubic yards of landfill space (an increase of 76,000, or 34%, from 2020), 64,300,000 kilowatt-hours of electricity (an increase of 15,300,000, or 31%, from 2020), 56,700 metric tons of greenhouse gas emissions (an increase of 11,700, or 26%, from 2020), and 31,200 mature trees (an increase of 5,200, or 20%, from 2020). In addition, in January 2022 we were recognized among Newsweek's America's Most Responsible Companies 2022.

Additionally, Wabash views remanufacturing as an opportunity to help customers extend the useful life of their equipment, which reduces the amount of raw materials needed to produce new machinery. In 2021, revenue from remanufacturing totaled approximately $8.4 million.

In addition, manufacturers across multiple industries choose our proprietary DuraPlate® composite technology for its versatility and strength. Each DuraPlate® panel and product contains between 15% and 30% post-consumer resin ("PCR"). By using PCR in the manufacture of DuraPlate®, Wabash has diverted more than 1 billion plastic bottles from landfills. Furthermore, at the end of the product lifespan, DuraPlate® is 100% recyclable.

Our 2021 Corporate Responsibility Report is available on our website (ir.onewabash.com) and references the ongoing environmental, social, and governance ("ESG") initiatives that demonstrate our commitment to sustainability and social responsibility. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted.

Industry Trends

Trucking in the U.S., according to the American Trucking Association ("ATA"), was estimated to be a $875.5 billion industry in 2021, representing approximately 81% of the total U.S. transportation industry revenue. From a financial (e.g., value) industry perspective, this represents an increase of approximately 19.6% from ATA's 2020 estimate and is materially consistent with the prior year as a percentage of the total U.S. transportation industry revenue (81% in 2021 vs. 80% in 2020). Furthermore, ATA estimates that approximately 72.2% of all domestic freight tonnage in 2021 was carried by trucks, and 302.1 billion miles were traveled by registered trucks in 2020. Trailer demand is a direct function of the amount of freight to be transported. To monitor the state of the industry, we evaluate a number of indicators related to trailer manufacturing and the transportation industry. Recent trends we have observed include the following:

Transportation / Trailer Cycle. The trailer industry generally follows the transportation industry cycles. Data related to new trailer shipments over the last nine years is shown below.

	2014	2015	2016	2017	2018	2019	2020	2021	2022
New Trailer Shipments	269,000	308,000	286,000	290,000	323,000	328,000	210,000	265,000	302,000
Year-Over-Year Change (%)	15 %	14 %	(7)%	1 %	11 %	2 %	(36)%	26 %	14 %

The most recent estimates from industry forecasters ACT Research Co. ("ACT") and FTR Associates ("FTR") indicate total United States trailer production levels for 2022 of approximately 304,000 and 305,000, respectively, which each represent an increase of approximately 14% from 2021 production levels. While there remains some uncertainty in the industry, particularly around supply chain disruptions and labor shortages that are partially due to COVID-19 impacts, the outlook for the overall trailer market remains strong, and we believe our backlog of orders provides a solid foundation for 2023.

Current estimates from ACT and FTR for 2023 United States trailer production are 303,000 and 318,000, respectively, representing a decrease and an increase from 2022 of approximately -0.4% and 4%, respectively. These estimates are generally in-line with our expectations as trailer manufacturers, consistent with prior year, prepare to ramp-up production for strong 2023 demand.

In addition, ACT is forecasting annual new trailer production levels for 2024, 2025, 2026, and 2027 of approximately 275,000, 309,000, 286,000, and 298,000, respectively. We believe these estimates for production will remain above replacement demand over the next several years. While these estimates are more historically consistent production levels in the trailer industry, industry forecasters continue to note that certain issues, such as supply chain constraints and tight labor markets, could impact these estimates and production. We believe we are well positioned to capitalize on strong demand in 2023, and we remain well-suited in case the environment diverges from our expectations with a strong balance sheet and liquidity profile.

New Trailer Orders. According to ACT, net orders in 2022 were approximately 362,000 trailers, a 45% increase from 249,000 trailers ordered in 2021. Net orders for the dry vans segment, the largest within the trailer industry, were approximately 226,000, an increase of 68% from 2021. These increases are generally consistent with our expectations due to the increase in demand during 2022, despite certain supply chain issues and staffing shortfalls that remained in the industry throughout 2022.

Transportation Regulations and Legislation. There are several different areas within both federal and state government regulations and legislation that are expected to have an impact on trailer demand, including:

- On July 15, 2022, the National Highway Traffic Safety Administration ("NHTSA") issued the final rule to upgrade Federal Motor Vehicle Safety Standard ("FMVSS") No. 223, ''Rear impact guards,'' and FMVSS No. 224, ''Rear impact protection,'' which together provide protection for occupants of passenger vehicles in crashes into the rear of trailers. This final rule adopts requirements of Canada Motor Vehicle Safety Standard ("CMVSS") No. 223, ''Rear impact guards'' for energy absorption, loadings, and the definition for rear extremity. Additionally, it defines an acceptable elimination of load path during the energy absorption test. The final rule is effective on January 11, 2023, with a compliance date of July 15, 2024. The majority of our trailer products comply with the final rule, while certain tank trailer models will require modifications.

- The U.S. Environmental Protection Agency ("EPA") and NHTSA proposed new greenhouse gas regulations ("GHG2") that were released in August 2016. The Truck Trailer Manufacturers Association filed a petition in the U.S. Court of Appeals seeking review of the rule as it relates to the authority of the agencies to regulate trailers under the Clean Air Act. In November 2021, the court ruled that trailers are not subject to federal emissions regulations, making the EPA GHG2 rule inapplicable to our van, platform, and tank trailers.

- On May 14, 2022, the Canadian Department of the Environment announced an interim order delaying the trailer portions of Canada's GHG2 until at least May 14, 2023. This rule mirrored the EPA GHG2 regulations, and would only apply to Wabash trailers registered in Canada.

- In December 2017, the California Air Resource Board ("CARB") unveiled its own proposal for new greenhouse gas standards for medium- and heavy-duty trucks and trailers that operate in California. On September 27, 2018, CARB approved for adoption the California Phase 2 GHG regulation. That regulation largely aligns California's GHG emission standards and test procedures with the federal Phase 2 GHG emission standards and test procedures, however it would remain applicable to Wabash trailers registered in the state of California. The CARB requirements to be met for model years 2021, 2024, and 2027 become progressively more stringent and are driven by tire rolling resistance and pressure monitoring, aerodynamic drag, and weight—all of which effect CO_2 emissions.

- On December 3, 2019, CARB issued an official advisory notifying trailer manufacturers that CARB will be suspending enforcement of GHG2 trailer requirements, and will provide at least a six-month written notice prior to commencement of enforcing GHG2. CARB continues to process and approve voluntary applications during the suspension period. If we were to receive CARB's 6-month advance notice of enforcement, more stringent van trailer standards would become effective in model year 2024 and model year 2027—requiring more advanced fuel efficiency technologies, such as rear boat tails and higher percentage improvement side skirts and tires. (While CARB's 2021 requirements remain intact, they are not enforced—however, if we were to receive the 6-month advance notice of enforcement prior to 2024, the 2021 objectives would become the requirement.) CARB continues to suspend enforcement as a 6-month written notice has not been issued. We will continue preparations to become compliant if and when official notice has been received for commencement of the regulation.

Other Developments. Other developments and potential impacts on the industry include:

- While EPA and NHTSA are unable to regulate trailers due to a previous ruling, which reduces the risk to trailer manufacturers in the near term, CARB continues to seek additional states to join their position in attempting to drive regulation at the state level.

- While we believe the need for trailer equipment will be positively impacted by the legislative and regulatory changes addressed above, these demand drivers could be offset by factors that contribute to the increased concentration and density of loads.

- Trucking company profitability, which can be influenced by factors such as fuel prices, freight tonnage volumes, and government regulations, is highly correlated with the overall economy of the U.S.; carrier profitability significantly impacts demand for, and the financial ability to, purchase new trailers.

- We expect that the majority of freight in our industry will continue to be moved by truck and, according to ATA, total freight transportation revenue is expected to increase from an estimated $1,083 billion in 2021 to $1,627 billion in 2032.

- The expected transition from diesel tractors (and their coolant systems) to electric or fuel cell vehicles changes how heated or cooled trailers can regulate temperature. This creates a market need for alternate heating and cooling solutions.

Results of Operations

The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

	Years Ended December 31,		
	2022	**2021**	**2020**
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	87.1 %	89.1 %	89.2 %
Gross profit	12.9 %	10.9 %	10.8 %
General and administrative expenses	4.5 %	4.9 %	6.3 %
Selling expenses	1.1 %	1.3 %	1.7 %
Amortization of intangibles	0.6 %	1.3 %	1.5 %
Impairment and other, net	— %	1.5 %	7.1 %
Income (loss) from operations	6.7 %	1.9 %	(5.8)%
Interest expense	(0.8)%	(1.3)%	(1.6)%
Other, net	— %	(0.5)%	— %
Income (loss) before income taxes	5.9 %	0.1 %	(7.4)%
Income tax expense (benefit)	1.3 %	— %	(0.8)%
Net income (loss)	4.5 %	0.1 %	(6.6)%

2022 Compared to 2021

Net Sales

Net sales in 2022 increased $698.9 million, or 38.8%, compared to 2021. By business segment, net sales prior to intersegment eliminations and related trailer units sold were as follows (dollars in thousands):

	Year Ended December 31, 2022	Year Ended December 31, 2021	Change Amount	Change %
	\(prior to elimination of intersegment sales\)			
Sales by Segment				
Transportation Solutions	$ 2,320,914	$ 1,633,319	$ 687,595	42.1%
Parts & Services	193,476	177,166	16,310	9.2%
Eliminations	(12,261)	(7,217)		
Total	$ 2,502,129	$ 1,803,268	$ 698,861	38.8%
New Units Shipped	(units)			
Trailers	52,035	45,365	6,670	14.7%
Truck bodies	14,800	16,560	(1,760)	(10.6)%
Total	66,835	61,925	4,910	7.9%
Used Units Shipped	(units)			
Trailers	95	95	—	—%

TS segment sales, prior to the elimination of intersegment sales, were $2,320.9 million in 2022, an increase of $687.6 million, or 42.1%, compared to 2021. The increase in sales was primarily due to a 14.7% increase in new trailer shipments as 52,035 trailers were shipped in 2022 compared to 45,365 trailer shipments in 2021. New truck bodies shipped during 2022 totaled 14,800 compared to 16,560 truck bodies in prior year, a decrease of 10.6%, primarily due to continued supply chain challenges. The increase in new trailer shipments resulted in an approximate 49% increase in new trailer revenue, driven by stronger demand for our dry van offerings as well as our platform and tank trailers. Despite the decrease in truck body shipments from the prior year period, truck body revenue increased approximately $25.9 million year-over-year. Revenue per new trailer unit and truck body increased from prior year, due in part to pricing actions to partially offset the increase in commodity costs.

P&S segment sales, prior to the elimination of intersegment sales, were $193.5 million in 2022, an increase of $16.3 million, or 9.2%, compared to 2021. The overall increase in sales was primarily attributable to the Wabash Parts LLC parts and distribution entity that we created with our partner during the second quarter of 2022, which had approximately $12.4 million of sales during 2022. In addition, there was higher overall demand for our parts, services, and upfitting offerings in the current year. These increases in sales were partially offset by the sale of our Extract Technology® business during the second quarter of 2021, which had sales totaling approximately $11.7 million during 2021. We also completed the closure of 17 service locations during 2021 that attributed to approximately $7.3 million of sales.

Cost of Sales

Cost of sales was $2,179.4 million in 2022, an increase of $572.6 million, or 35.6%, compared to 2021. Cost of sales is comprised of material costs, a variable expense, and other manufacturing costs, comprised of both fixed and variable expenses, including direct and indirect labor, outbound freight, overhead expenses, and depreciation.

TS segment cost of sales was $2,043.1 million in 2022, an increase of $576.4 million, or 39.3%, compared to 2021. The increase in cost of sales, which was primarily driven by higher sales and production volumes on account of stronger demand, was due to an increase in materials costs of approximately $434.5 million, or 42.4%, and higher labor and employee-related costs of approximately $76.9 million. An additional increase related to outside services, operating supplies, repairs and maintenance, and depreciation, which totaled approximately $31.6 million.

P&S segment cost of sales, prior to the elimination of intersegment sales, was $148.6 million in 2022, an increase of $8.3 million, or 5.9%, compared to 2021. The overall increase in cost of sales was due to the Wabash Parts LLC parts and distribution entity of approximately $11.0 million, as well as higher materials costs related to our other parts, services, and upfitting offerings. These increases were partially offset by the sale of our Extract Technology® business during the second quarter of 2021 and the closure of 17 service locations during 2021, both of which aggregated to approximately $19.9 million of cost of sales.

Gross Profit

Gross profit was $322.7 million in 2022, an increase of $126.2 million, or 64.2% from 2021. Gross profit as a percentage of sales, or gross margin, was 12.9% in 2022 as compared to 10.9% in 2021. Gross profit by segment was as follows (in thousands):

| | Year Ended December 31, | | Change | |
	2022	2021	$	%
Gross Profit by Segment				
Transportation Solutions	$ 277,842	$ 166,630	$ 111,212	66.7%
Parts & Services	44,849	36,870	7,979	21.6%
Corporate and Eliminations	—	(7,033)	7,033	
Total	$ 322,691	$ 196,467	$ 126,224	64.2%

TS segment gross profit was $277.8 million in 2022 compared to $166.6 million in 2021, an increase of $111.2 million. Gross profit, as a percentage of net sales prior to the elimination of intersegment sales, was 12.0% in 2022 as compared to 10.2% in 2021, an increase of 1.8%. The overall increase in gross profit from the prior year period was primarily driven by an increase in our dry vans products of approximately $111.9 million and increases in gross profit for our truck bodies, platforms, and tank trailers products, all of which were generally attributable to higher demand for these products compared to the prior year period. Gross profit as a percentage of net sales increased from the prior year period primarily due to pricing actions to partially recover increases in materials costs.

P&S segment gross profit was $44.8 million in 2022 compared to $36.9 million in 2021. Gross profit, as a percentage of net sales prior to the elimination of intersegment sales, was 23.2% in 2022 compared to 20.8% in 2021, an increase of 2.4%. This increase was generally related to higher gross profit in our parts, services, and upfitting offerings in the current year period (due in part to product mix), as well as exit costs incurred during the third quarter of 2021 related to the closure of service locations. In addition, the Wabash Parts LLC parts and distribution entity had gross profit during 2022 of approximately $1.4 million.

General and Administrative Expenses

General and administrative expenses were $113.1 million in 2022, an increase of $24.3 million, or 27.3%, compared to 2021. The increase from the prior year period was due in part to an increase of approximately $9.0 million in general and administrative employee-related costs, including benefits and incentive programs. There was also an increase in professional fees and outside services costs of approximately $7.8 million. In addition, depreciation, rental, and maintenance expenses increased a total of approximately $3.0 million, and travel-related expenses increased approximately $0.9 million. General and administrative expenses, as a percentage of net sales, were 4.5% in 2022 compared to 4.9% in 2021. The overall decrease in general and administrative expenses as a percentage of net sales was primarily attributable to the increase in sales compared to the prior year period.

Selling Expenses

Selling expenses were $27.1 million in 2022, an increase of $3.4 million, or 14.3%, compared to 2021. The increase was primarily attributable to an increase in advertising and promotional costs of approximately $2.7 million, which is due in part to expenses related to our Ignite Conference during 2022, where senior leaders from more than 148 companies representing Wabash's suppliers, customers, dealers, and partners came together to reshape and reimagine the future of transportation, logistics, and distribution. In addition, there were increases in professional and outside services costs of approximately $0.7 million and travel-related expenses of approximately $0.3 million. As a percentage of net sales, selling expenses were 1.1% in 2022 compared to 1.3% in 2021. The overall decrease in selling expenses as a percentage of net sales was primarily attributable to the increase in sales compared to the prior year period.

Amortization of Intangibles

Amortization of intangibles was $15.2 million in 2022 compared to $22.9 million in 2021. Amortization of intangibles was the result of expenses recognized for intangible assets recorded from the acquisitions of Walker in May 2012 and Supreme in September 2017. The decrease from the prior year period is primarily attributable to the write-off of approximately $28.3 million in trade name and trademark intangible assets during the fourth quarter of 2021 as part of our rebranding as Wabash®, which is further described throughout this Annual Report on Form 10-K for the year ended December 31, 2022. In addition, we sold our Extract Technology® business during the second quarter of 2021 and wrote-off the related intangible assets as part of the sale. Finally, certain of the intangible assets recorded upon the acquisition of Walker in May 2012 became fully amortized during the second quarter of 2022.

Impairment and Other, Net

Impairment and other, net was a net loss of $0.7 million during 2022 and a net loss of $27.6 million during 2021. The net loss during 2022 is primarily related to the impairment of $1.0 million of construction-in-progress projects that were no longer expected to be completed and the write-off of certain property, plant, and equipment and IT-related assets. These items were partially offset by the sale of a building (and the related land) as further described in Note 21, which resulted in a gain of approximately $0.7 million.

The prior year activity was primarily attributable to non-cash impairment charges of approximately $28.3 million during the fourth quarter of 2021 related to trade name and trademark intangible assets due to the significant reduction in the related useful lives of these assets in connection with our rebranding initiative. We also impaired unused and obsolete property, plant, and equipment assets during the first quarter of 2021 totaling approximately $0.8 million. These items were partially offset by the sale of our Extract Technology® business during the second quarter of 2021, which resulted in a gain on sale of approximately $1.9 million. Additional activity during 2021 relates to sales of property, plant, and equipment assets.

Other Income (Expense)

Interest expense in 2022 totaled $20.5 million compared to $23.1 million in 2021. Interest expense relates to interest and non-cash accretion charges on our Senior Notes due 2028 (during 2022 and 2021), Revolving Credit Agreement (during 2022 and 2021), Senior Notes due 2025 (during 2021), and New Term Loan Credit Agreement (during 2021). The decrease from the prior year period is primarily attributable to the repayment of the New Term Loan Credit Agreement in full during the fourth quarter of 2021, partially offset by interest on borrowings under the Revolving Credit Agreement during 2022.

Other, net for 2022 represented income of $0.3 million as compared to expense of $9.1 million for 2021. Income for the current year period is primarily related to interest income. The expense in the prior year is primarily attributable to debt extinguishment charges totaling $9.5 million from the redemption in full of the Senior Notes due 2025 and to repay in full the outstanding borrowings under the New Term Loan Credit Agreement.

Income Taxes

We recognized income tax expense of $33.7 million in 2022 compared to income tax expense of $0.1 million in 2021. The effective tax rate for 2022 was 23.0% compared to 9.8% for 2021. The effective tax rate for both 2022 and 2021 differs from the U.S. Federal statutory rate of 21% primarily due to the impact of state and local taxes and discrete items, including stock-based compensation and tax credits. Net cash paid for income taxes in 2022 was $18.3 million compared to net refunds received during 2021 of $0.5 million.

Liquidity and Capital Resources

Capital Structure

Our capital structure is comprised of a mix of debt and equity. As of December 31, 2022, our debt to equity ratio was approximately 1.0:1.0. Our long-term objective is to generate operating cash flows sufficient to support the growth within our businesses and increase shareholder value. This objective will be achieved through a balanced capital allocation strategy of sustaining strong liquidity, maintaining healthy leverage ratios, investing in the business, both organically and strategically, and returning capital to our shareholders. As of May 11, 2021, our Board of Directors designated a Finance Committee for the primary purpose of assisting the Board in its oversight of the Company's capital structure, financing, investment, and other financial matters of importance to the Company.

Throughout 2022, and in keeping to this balanced approach, we repurchased $30.9 million of common stock under the share repurchase program approved by our Board of Directors and paid dividends of $16.0 million. In addition, as further described below in the "Debt Agreements and Related Amendments" section below, in September 2022 we amended our Revolving Credit Agreement. The amendment increased the total credit facility to $350 million and extended the maturity to September 2027, which is the nearest maturity date of our long-term debt. As of December 31, 2022, there were no amounts outstanding under the Revolving Credit Agreement. Collectively, these actions demonstrate our confidence in the financial outlook of the Company and our ability to generate cash flow, both near and long term, and reinforce our overall commitment to deliver shareholder value while maintaining the flexibility to continue to execute our strategic plan for profitable growth and diversification.

Despite continued uncertainty of the full impact of the COVID-19 pandemic, we believe we have maintained a solid position from a liquidity perspective over the last several years. Our liquidity position, defined as cash on hand and available borrowing capacity on the Revolving Credit Facility, amounted to $401.2 million as of December 31, 2022 and $258.0 million as of December 31, 2021, an increase of 56%. The increase from the prior year is primarily attributable to higher available capacity under the Revolving Credit Agreement (which as noted above was amended during the third quarter of 2022). For 2023, we expect to continue our commitment to fund our working capital requirements, capital expenditures, and our Trailers as a Service (TAAS)^{SM} initiative from operations or available borrowing capacity under the Revolving Credit Agreement (as needed). This includes adding 20% more dry van manufacturing capacity, with production scheduled to begin during the first half of 2023. We continue to believe this additional manufacturing capacity will allow us to go-to-market with a portfolio-based selling approach that leverages the breadth of our products. In addition, in August 2022 we announced a $20 million investment to be made in our manufacturing capacity to scale our EcoNex^{TM} technology within refrigerated vans, truck bodies, and other transportation and logistics related products. Along with these investments, we will also maintain our assets to capitalize on any economic and/or industry upswings, while also responsibly returning capital to our shareholders. We will continue to move rapidly to adjust to the current environment to preserve the strength of our balance sheet, while prioritizing the safety of our employees and ensuring the liquidity and financial well-being of the Company.

Debt Agreements and Related Amendments

Senior Notes due 2028

On October 6, 2021, we closed on an offering of $400 million in aggregate principal amount of our 4.50% unsecured Senior Notes due 2028 (the "New Senior Notes"). The New Senior Notes were issued pursuant to an indenture dated as of October 6, 2021, by and among us, certain subsidiary guarantors named therein (the "Guarantors") and Wells Fargo Bank, National Association, as trustee (the "Indenture"). The New Senior Notes bear interest at the rate of 4.50% and pay interest semi-annually in cash in arrears on April 15 and October 15 of each year. The New Senior Notes will mature on October 15, 2028. At any time prior to October 15, 2024, we may redeem some or all of the New Senior Notes for cash at a redemption price equal to 100% of the aggregate principal amount of the New Senior Notes being redeemed plus an applicable make-whole premium set forth in the Indenture and accrued and unpaid interest to, but not including, the redemption date.

Prior to October 15, 2024, we may redeem up to 40% of the New Senior Notes at a redemption price of 104.500% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date, with the proceeds of certain equity offerings so long as if, after any such redemption occurs, at least 60% of the aggregate principal amount of the New Senior Notes remain outstanding. On and after October 15, 2024, we may redeem some or all of the New Senior Notes at redemption prices (expressed as percentages of principal amount) equal to 102.250% for the twelve-month period beginning on October 15, 2024, 101.125% for the twelve-month period beginning October 15, 2025 and 100.000% beginning on October 15, 2026, plus accrued and unpaid interest to, but not including, the redemption date. Upon the occurrence of a Change of Control (as defined in the Indenture), unless we have exercised our optional redemption right in respect of the New Senior Notes, the holders of the New Senior Notes will have the right to require us to repurchase all or a portion of the New Senior Notes at a price equal to 101% of the aggregate principal amount of the New Senior Notes, plus any accrued and unpaid interest to, but not including, the date of repurchase.

The New Senior Notes are guaranteed on a senior unsecured basis by all direct and indirect existing and future domestic restricted subsidiaries, subject to certain restrictions. The New Senior Notes and related guarantees are our and the Guarantors' general unsecured senior obligations and will be subordinated to all of our and the Guarantors' existing and future secured debt to the extent of the assets securing that secured obligation. In addition, the New Senior Notes are structurally subordinated to any existing and future debt of any of our subsidiaries that are not Guarantors, to the extent of the assets of those subsidiaries.

Subject to a number of exceptions and qualifications, the Indenture restricts our ability and the ability of certain of our subsidiaries to: (i) incur additional indebtedness; (ii) pay dividends or make other distributions in respect of, or repurchase or redeem, our capital stock or with respect to any other interest or participation in, or measured by, our profits; (iii) make loans and certain investments; (iv) sell assets; (v) create or incur liens; (vi) enter into transactions with affiliates; and (vii) consolidate, merge or sell all or substantially all of our assets. These covenants are subject to a number of important exceptions and qualifications.

During any time when the New Senior Notes are rated investment grade by at least two of Moody's, Fitch and Standard & Poor's Ratings Services and no Default (as defined in the Indenture) has occurred and is continuing, many of such covenants will be suspended and we and our subsidiaries will cease to be subject to such covenants during such period.

The Indenture contains customary events of default, including payment defaults, breaches of covenants, failure to pay certain judgments and certain events of bankruptcy, insolvency and reorganization. If an event of default occurs and is continuing, the principal amount of the New Senior Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs. As of December 31, 2022, we were in compliance with all covenants.

The sale of the New Senior Notes resulted in net proceeds of approximately $395 million, after deducting financing fees and other offering expenses. We used the net proceeds of the New Senior Notes and a portion of the $50 million draw from the increased capacity under the Revolving Credit Agreement to fund the redemption in full of the Senior Notes due 2025, to repay in full the $108.8 million of outstanding borrowings under the term loan credit agreement entered into on September 28, 2020 (the "New Term Loan Credit Agreement") among us, the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as the administrative agent, and to pay all related fees and expenses. (The New Term Loan Credit Agreement refinanced and replaced that certain Term Loan Credit Agreement, dated as of May 8, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Old Term Loan Credit Agreement"), among us, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as the administrative agent.) Debt extinguishment charges totaling $9.1 million were recorded during the fourth quarter of 2021 in connection with the redemption in full of the Senior Notes due 2025 and the repayment in full of the outstanding borrowings under the New Term Loan Credit Agreement. The loss on debt extinguishment charges are included in *Other, net* on our Consolidated Statements of Operations.

Contractual coupon interest expense and accretion of fees for the New Senior Notes for the years ended December 31, 2022 and 2021 were $18.0 million and $0.6 million, and $4.3 million and $0.1 million, respectively.

Contractual coupon interest expense and accretion of discount and fees for the Senior Notes due 2025, which were redeemed in full during the fourth quarter of 2021 as described above, for the years ended December 31, 2021 and 2020, were $13.3 million and $0.5 million, and $17.9 million and $0.7 million, respectively.

Contractual coupon interest expense and accretion of fees are included in *Interest expense* on our Consolidated Statements of Operations.

During the third quarter of 2020, we repaid $10.0 million of the Senior Notes due 2025 utilizing net proceeds from the closure of the New Term Loan Credit Agreement.

Revolving Credit Agreement

On September 23, 2022, we entered into the Third Amendment to the Second Amended and Restated Credit Agreement among us, certain of our subsidiaries as borrowers (together with us, the "Borrowers"), certain of our subsidiaries as guarantors, the lenders party thereto, and Wells Fargo Capital Finance, LLC, as the administrative agent (the "Agent"), which amended our existing Second Amended and Restated Credit Agreement, dated as of December 21, 2018 (as amended from time to time, the "Revolving Credit Agreement").

Under the Revolving Credit Agreement, the lenders agree to make available a $350 million revolving credit facility to the Borrowers with a scheduled maturity date of September 23, 2027. We have the option to increase the total commitments under the facility by up to an additional $175 million, subject to certain conditions, including obtaining agreements from one or more lenders, whether or not party to the Revolving Credit Agreement, to provide such additional commitments. Availability under the Revolving Credit Agreement is based upon quarterly (or more frequent under certain circumstances) borrowing base certifications of the Borrowers' eligible inventory, eligible leasing inventory and eligible accounts receivable, and is reduced by certain reserves in effect from time to time.

Subject to availability, the Revolving Credit Agreement provides for a letter of credit subfacility in the amount of $25 million, and allows for swingline loans in the amount of $35 million. Outstanding borrowings under the Revolving Credit Agreement bear interest at an annual rate, at the Borrowers' election, equal to (i) adjusted term Secured Overnight Financing Rate plus a margin ranging from 1.25% to 1.75% or (ii) a base rate plus a margin ranging from 0.25% to 0.75%, in each case depending upon the monthly average excess availability under the Revolving Credit Agreement. The Borrowers are required to pay a monthly unused line fee equal to 0.20% times the average daily unused availability along with other customary fees and expenses of the Agent and the lenders.

The Revolving Credit Agreement is guaranteed by certain of our subsidiaries (the "Guarantors") and is secured by substantially all personal property of the Borrowers and the Guarantors.

The Revolving Credit Agreement contains customary covenants limiting our ability and certain of our subsidiaries to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase stock, enter into transactions with affiliates, merge, dissolve, repay subordinated indebtedness, make investments and dispose of assets. In addition, we will be required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 as of the end of any period of 12 fiscal months when excess availability under the Revolving Credit Agreement is less than the greater of (a) 10% of the lesser of (i) the total revolving commitments and (ii) the borrowing base (such lesser amount, the "Line Cap") and (b) $25 million. As of December 31, 2022, we were in compliance with all covenants.

If availability under the Revolving Credit Agreement is less than the greater of (i) 10% of the Line Cap and (ii) $25 million for three consecutive business days, or if there exists an event of default, amounts in any of the Borrowers' and the Guarantors' deposit accounts (other than certain excluded accounts) will be transferred daily into a blocked account held by the Agent and applied to reduce the outstanding amounts under the facility.

The Revolving Credit Agreement contains customary events of default. If an event of default occurs and is continuing, the lenders may, among other things, require the immediate payment of all amounts outstanding and foreclose on collateral. In addition, in the case of an event of default arising from certain events of bankruptcy or insolvency, the lenders' obligations under the Revolving Credit Agreement would automatically terminate, and all amounts outstanding under the Revolving Credit Agreement would automatically become due and payable.

Our liquidity position, defined as cash on hand and available borrowing capacity on the Revolving Credit Agreement, amounted to $401.2 million as of December 31, 2022 and $258.0 million as of December 31, 2021, an increase of $143.2 million (or 56%). The increase from prior year is primarily attributable to higher available capacity on the Revolving Credit Agreement (which as noted above was amended during the third quarter of 2022).

During the year ended December 31, 2022, we had net payments of principal of $33.0 million under the Revolving Credit Agreement, and as of December 31, 2022, there were no amounts outstanding.

During the fourth quarter of 2021, we drew $50.0 million under the Revolving Credit Agreement, a portion of which was used along with the proceeds of the New Senior Notes to fund the redemption in full of the Senior Notes due 2025, to repay in full the $108.8 million of outstanding borrowings under the New Term Loan Credit Agreement, and to pay all related fees and expenses of the New Senior Notes. We repaid $17.0 million under the Revolving Credit Agreement during the fourth quarter of 2021, and as of December 31, 2021, outstanding borrowings totaled $33.0 million.

Interest expense under the Revolving Credit Agreement for the years ended December 31, 2022, 2021, and 2020, was approximately $1.7 million, $0.6 million, and $0.2 million, respectively. Interest expense under the Revolving Credit Agreement is included in *Interest expense* on our Consolidated Statements of Operations.

New and Old Term Loan Credit Agreements

As described above, in October 2021, we used the net proceeds of the New Senior Notes and a portion of the $50 million draw from the increased capacity under the Revolving Credit Agreement to repay in full the $108.8 million of outstanding borrowings under the New Term Loan Credit Agreement. In addition to the full repayment during the fourth quarter, during the second quarter of 2021, we made principal payments totaling $30.0 million and recognized loss on debt extinguishment charges of approximately $0.5 million. The extinguishment charges are included in *Other, net* in the Consolidated Statements of Operations.

For the years ended December 31, 2021 and 2020, under the New and Old Term Loan Credit Agreements we paid interest of $3.9 million and $4.8 million, respectively. For the years ended December 31, 2021 and 2020, we incurred charges of $0.2 million in each period for amortization of fees and original issuance discount, which are included in *Interest expense* in the Consolidated Statements of Operations.

In September 2020, we used the net proceeds of $148.5 million from the New Term Loan Credit Agreement to pay off the outstanding principal under the Old Term Loan Credit Agreement of $135.2 million, repay a portion of our outstanding Senior Notes due 2025, and pay related fees and expenses. In connection with the pay off of the Old Term Loan Credit Agreement (specifically for those lenders that did not participate in the New Term Loan Credit Agreement) and partial repayment of the outstanding Senior Notes, we recognized a loss on debt extinguishment totaling approximately $0.2 million, which is included in *Other, net* in the Consolidated Statements of Operations. In addition, as further described in Note 21, during the fourth quarter of 2020 we sold our Beall® brand of tank trailers and associated assets. The net proceeds of approximately $11.2 million from the sale were used to pay down outstanding principal under the New Term Loan Credit Agreement. In connection with the pay down we recognized a loss on debt extinguishment totaling approximately $0.2 million.

Cash Flow

2022 Compared to 2021

Cash provided by operating activities for 2022 totaled $124.1 million, compared to cash used in operating activities of $7.5 million in 2021. The cash provided by operations during the current year was the result of net income adjusted for various non-cash activities, including depreciation, amortization, net gain on the sale of assets, deferred taxes, stock-based compensation, impairment, accretion of debt discount, and a $39.4 million increase in our working capital. Changes in key working capital accounts for 2022 and 2021 are summarized below (in thousands):

	2022	2021	Change
(Use) source of cash:			
Accounts receivable	$ (79,066)	$ (80,879)	$ 1,813
Inventories	(6,249)	(74,804)	68,555
Accounts payable and accrued liabilities	46,085	54,862	(8,777)
Net (use) source of cash	$ (39,230)	$ (100,821)	$ 61,591

Accounts receivable increased $79.1 million in 2022 and $80.9 million in 2021. Days sales outstanding, a measure of working capital efficiency that measures the amount of time a receivable is outstanding, was approximately 35 days and 33 days for the three months ended December 31, 2022 and 2021, respectively. The increase in accounts receivable in 2022 was primarily due to high shipment volume during the current year, especially late in the fourth quarter, as well as the timing of customer payments. Inventories increased in 2022 by $6.2 million compared to an increase in 2021 of $74.8 million. The overall increase in inventory for 2022 was primarily attributable to higher finished goods inventory compared to prior year. Our inventory turns, a commonly used measure of working capital efficiency that measures how quickly inventory turns per year, was approximately 7 times in 2022 and 6 times 2021. Accounts payable and accrued liabilities increased $46.1 million in 2022 compared to an increase of $54.9 million for 2021. The increase in 2022 compared to 2021 was primarily due to an increase in customer deposits as well as higher accruals for income taxes and employee benefits and incentive programs. Days payable outstanding, a measure of working capital efficiency that measures the amount of time a payable is outstanding, was 30 days in 2022 and 36 days in 2021.

Investing activities used $55.3 million during 2022 compared to $27.1 million used in 2021. Investing activities for 2022 included cash payments for capital expenditures of $57.1 million to support maintenance, growth, and improvement initiatives at our facilities, including expenditures related to expanding our dry van manufacturing capacity, with production scheduled to begin during the first half of 2023. Cash payments for capital expenditures were partially offset by proceeds from the sale of assets totaling approximately $1.8 million. Cash used in investing activities in 2021 was primarily related to capital expenditures to support growth and improvement initiatives at our facilities totaling $49.1 million, partially offset by proceeds from the sale of assets and a business divestiture of $22.0 million.

Financing activities used $82.3 million during 2022, due in part to net payments on our Revolving Credit Facility of $33.0 million. We also repurchased common stock of $34.3 million and paid cash dividends to our shareholders of $16.0 million. Financing activities used $111.4 million during 2021, primarily related to the pay off of the New Term Loan Credit Agreement and the full repayment against our Senior Notes due 2025 totaling $453.8 million, both of which utilized net proceeds from our offering of Senior Notes due 2028. This activity was partially offset by net draws on our Revolving Credit Facility of $33.0 million. In 2021, we also repurchased common stock of $66.7 million and paid cash dividends to our shareholders of $16.4 million.

Despite a certain degree of continued uncertainty of the full impact of the COVID-19 pandemic, we believe we have maintained a solid position from a liquidity perspective over the last two years. Our liquidity position, defined as cash on hand and available borrowing capacity on the Revolving Credit Facility, amounted to $401.2 million as of December 31, 2022 and $258.0 million as of December 31, 2021, an increase of 56%. The increase from prior year is primarily attributable to higher available capacity on the Revolving Credit Agreement (which as noted above was amended during the third quarter of 2022). For 2023 and forward, we expect to continue our commitment to fund our working capital requirements, capital expenditures and Trailers as a Service (TAAS)[SM] initiative from operations or available borrowing capacity under the Revolving Credit Agreement (as needed). This includes adding 20% more dry van manufacturing capacity, with production scheduled to begin during the first half of 2023. We continue to believe this additional manufacturing capacity will allow us to go-to-market with a portfolio-based selling approach that leverages the breadth of our products. In addition, in August 2022 we announced a $20 million investment to be made in our manufacturing capacity to scale our EcoNex[TM] technology within refrigerated vans, truck bodies, and other transportation and logistics related products. Along with these investments, we will also maintain our assets to capitalize on any economic and/or industry upswings, while also responsibly returning capital to our shareholders. We will continue to move rapidly to adjust to the current environment to preserve the strength of our balance sheet, while prioritizing the safety of our employees and ensuring the liquidity and financial well-being of the Company.

Contractual Obligations and Commercial Commitments

A summary of our contractual obligations and commercial commitments, both on and off balance sheet, as of December 31, 2022 are as follows (in thousands):

	2023	2024	2025	2026	2027	Thereafter	Total
Debt:							
Revolving Credit Agreement (due 2027)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Senior Notes due 2028	—	—	—	—	—	400,000	400,000
Interest Payments on Revolving Credit Agreement (If Any) and Senior Notes due 2028[1]	18,000	18,000	18,000	18,000	18,000	18,000	108,000
Total Debt	18,000	18,000	18,000	18,000	18,000	418,000	508,000
Other:							
Operating Leases	7,096	5,984	4,920	4,381	2,346	793	25,520
Total Other	7,096	5,984	4,920	4,381	2,346	793	25,520
Other Commercial Commitments:							
Letters of Credit	5,702	—	—	—	—	—	5,702
Raw Material Purchase Commitments	59,200	—	—	—	—	—	59,200
Chassis Agreements and Programs	20,745	—	—	—	—	—	20,745
Total Other Commercial Commitments	85,647	—	—	—	—	—	85,647
Total Obligations	$ 110,743	$ 23,984	$ 22,920	$ 22,381	$ 20,346	$ 418,793	$ 619,167

[1] *Future interest payments on variable rate long-term debt (if any) are estimated based on the rate in effect as of December 31, 2022, and only include interest payments (not unused line fees). However, as of December 31, 2022, there was no variable rate debt (Revolving Credit Agreement) outstanding.*

Borrowings under the Revolving Credit Agreement bear interest at a variable rate based on the Secured Overnight Financing Rate ("SOFR") or a base rate determined by the lender's prime rate plus an applicable margin, as defined in the agreement. Any outstanding borrowings under the Revolving Credit Agreement bear interest at a rate, at our election, equal to (i) adjusted term SOFR plus a margin ranging from 1.25% to 1.75% or (ii) a base rate plus a margin ranging from 0.25% to 0.75%, in each case depending upon the monthly average excess availability under the Revolving Credit Agreement. We are required to pay a monthly unused line fee equal to 0.20% times the average daily unused availability along with other customary fees and expenses of our agent and lenders. During the year ended December 31, 2022, we had net payments of principal of $33.0 million under the Revolving Credit Agreement, and as of December 31, 2022, there were no amounts outstanding.

The Senior Notes due 2028 bear interest at the rate of 4.5% per annum from the date of issuance, payable semi-annually on April 15 and October 15.

Operating leases represent the total future minimum lease payments for leases that have commenced. As of December 31, 2022, obligations related to operating leases that we have executed but have not yet commenced were insignificant.

We have standby letters of credit totaling $5.7 million issued in connection with workers compensation claims and surety bonds.

We have $59.2 million in purchase commitments through December 2023 for various raw material commodities, including aluminum, steel, polyethylene, and nickel, as well as other raw material components which are within normal production requirements.

We obtain most vehicle chassis for our specialized vehicle products directly from the chassis manufacturers under converter pool agreements. Chassis are obtained from the manufacturers based on orders from customers, and in some cases, for unallocated orders. The agreements generally state that the manufacturer will provide a supply of chassis to be maintained at the Company's facilities with the condition that we will store such chassis and will not move, sell, or otherwise dispose of such chassis except under the terms of the agreement. In addition, the manufacturer typically retains the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales of the chassis to the manufacturer's dealers. The manufacturer also does not transfer the certificate of origin to us nor permit us to sell or transfer the chassis to anyone other than the manufacturer (for ultimate resale to a dealer). Although we are party to related finance agreements with manufacturers, we have not historically settled, nor do we expect to in the future settle, any related obligations in cash. Instead, the obligation is settled by the manufacturer upon reassignment of the chassis to an accepted dealer, and the dealer is invoiced for the chassis by the manufacturer. Accordingly, as of December 31, 2022, our outstanding chassis converter pool with the manufacturer totaled $20.3 million and has included this financing agreement on our Consolidated Balance Sheets within *Prepaid expenses and other* and *Other accrued liabilities*. All other chassis programs are handled as consigned inventory belonging to the manufacturer and totaled approximately $0.4 million. Under these agreements, if the chassis is not delivered to a customer within a specified time frame, we are required to pay a finance or storage charge on the chassis. Additionally, we receive finance support funds from manufacturers when the chassis are assigned into our chassis pool. Typically, chassis are converted and delivered to customers within 90 days of our receipt of the chassis.

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $2.4 million at December 31, 2022. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these obligations are not included in the table above. We do not expect to make a tax payment related to these obligations within the next year that would significantly impact liquidity.

Significant Accounting Policies and Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. Our significant accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, evaluation of trends in the industry, information provided by our customers, and information available from other outside sources, as appropriate.

We consider an accounting estimate to be critical if it requires us to make assumptions about matters that were uncertain at the time we were making the estimate or changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Legal and Other Contingencies. The outcomes of legal proceedings and claims brought against us and other loss contingencies are subject to significant uncertainty. We establish legal contingency reserves when we determine that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In determining the appropriate accounting for loss contingencies, we consider the likelihood of loss or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss. We regularly evaluate current information available to us to determine whether an accrual should be established or adjusted. Estimating the probability that a loss will occur and estimating the amount of a loss or a range of loss involves significant judgment and such matters are unpredictable. We could incur judgments or enter into settlements for current or future claims that could materially impact our results of operations.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets. We review, on at least a quarterly basis, the financial performance of each business unit for indicators of impairment. In reviewing for impairment indicators, we also consider events or changes in circumstances such as business prospects, customer retention, market trends, potential product obsolescence, competitive activities, and other economic factors. An impairment loss is recognized when the carrying value of an asset group exceeds the future net undiscounted cash flows expected to be generated by that asset group. The impairment loss recognized is the amount by which the carrying value of the asset group exceeds its fair value.

Impairment of Trade Name and Trademark Intangible Assets (2021)

As further described in Note 5 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K, on January 10, 2022, we completed our review and approval of our plan for rebranding as Wabash®. As part of the planning process, we assessed our usage of trade names and brand names in connection with the long-term growth strategy as One Wabash. Under the plan as approved, we no longer use certain trade names or brand names, and predominantly use Wabash (or variations thereof) to refer to the Company. The decision resulted in non-cash impairment charges of approximately $28.3 million during the fourth quarter of 2021 related to trade name and trademark intangible assets due to the significant reduction in the related useful lives of these assets.

Goodwill. We assess goodwill for impairment at the reporting unit level on an annual basis as of October 1st, after the annual planning process is complete. More frequent evaluations may be required if we experience changes in our business climate or as a result of other triggering events that may take place. If the carrying value exceeds fair value, the asset is considered impaired and is reduced to its fair value.

In assessing goodwill for impairment, we may choose to initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, then an impairment analysis for goodwill is performed at the reporting unit level using a quantitative approach. The quantitative test is a comparison of the fair value of the reporting unit, determined using a combination of the income and market approaches, to its recorded amount. If the recorded amount exceeds the fair value, an impairment is recorded to reduce the carrying amount to fair value, but will not exceed the amount of goodwill that is recorded.

The process of evaluating goodwill for impairment is subjective and requires significant judgment at many points during the analysis. If we elect to perform an optional qualitative analysis, we consider many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, long-term operating plans, and potential changes to significant assumptions used in the most recent fair value analysis for the reporting unit. When performing a quantitative goodwill impairment test, we generally determine fair value using a combination of an income-based approach and a market-based approach. The fair value determination consists primarily of using significant unobservable inputs (Level 3) under the fair value measurement standards. We believe the most critical assumptions and estimates in determining the estimated fair value of our reporting units include, but are not limited to, the amounts and timing of expected future cash flows which is largely dependent on expected EBITDA margins, the discount rate applied to those cash flows, and terminal growth rates. The assumptions used in determining our expected future cash flows consider various factors such as historical operating trends and long-term operating strategies and initiatives. The discount rate used by each reporting unit is based on our assumption of a prudent investor's required rate of return assuming the risk of investing in a particular company. The terminal growth rate reflects the sustainable operating income a reporting unit could generate in a perpetual state as a function of revenue growth, inflation, and future margin expectations.

Annual Goodwill Impairment Test

As of December 31, 2022, goodwill allocated to our TS and P&S segments was approximately $120.5 million and $67.9 million, respectively.

For the 2022 annual goodwill impairment test conducted as of October 1st, 2022, we chose to evaluate qualitative factors to determine if it was more likely than not that the fair value of the TS and P&S reporting units were less than their respective carrying amounts. In accordance with the relevant accounting guidance, in order to perform the qualitative assessment, we considered many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, long-term operating plans, and potential changes to significant assumptions used in the most recent quantitative fair value analysis for each reporting unit (which was conducted in connection with our segment realignment beginning in September 2021 as further described below). Based on our analysis of the factors and considerations described above, we concluded that it was more likely than not that the fair value of each reporting unit continued to be greater than the respective carrying value. Therefore, no impairment charges were recorded and a quantitative analysis was not performed.

Because of the recency and lack of changes with respect to market conditions and data assumptions used in the quantitative assessment performed in connection with the segment realignment discussed below, during the fourth quarter of 2021 we completed our annual goodwill impairment test using a qualitative assessment. As part of the qualitative analysis, we considered many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, long-term operating plans, and potential changes to significant assumptions used in the fair value analysis for each reporting unit (performed in connection with the segment realignment).

In connection with our segment realignment beginning in September 2021 described in greater detail below, as well as our annual goodwill impairment test conducted during the fourth quarter of 2020, we performed a quantitative assessment for each reporting unit utilizing a combination of the income and market approaches, the results of which we weighted evenly. No impairment was indicated as the fair value of each reporting unit exceeded its respective carrying value.

Future events and changing market conditions may require a re-evaluation of the assumptions used in the determination of fair value for each reporting unit, including key assumptions used in the expected EBITDA margins and cash flows, as well as other key assumptions with respect to matters out of our control, such as discount rates and market multiple comparables. These future events and changing market conditions could result in an impairment of goodwill.

2021 Segment Realignment

As further described in Note 5 and Note 20 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K, beginning in September 2021 we realigned our operating and reportable segments. Based on these changes, we established two operating and reportable segments: Transportation Solutions ("TS") and Parts & Services ("P&S"). These operating and reportable segments were also determined to be the applicable reporting units for purposes of goodwill assignment and evaluation. In accordance with the relevant accounting guidance, we performed a quantitative impairment assessment of goodwill immediately prior to and subsequently following the change in segments and reporting units. The quantitative analyses did not result in any impairment charges as the fair value of each reporting unit exceeded the carrying value. In addition, as part of the change in segment structure, we reassigned goodwill from the historical Commercial Trailer Products ("CTP"), Diversified Products ("DPG"), and Final Mile Products ("FMP") reporting units to the TS and P&S reporting units using a relative fair value allocation approach as required by the relevant accounting guidance.

Goodwill Allocation for Extract Technology® ("Extract")

As further described in Note 21 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K, during the second quarter of 2021, we sold our Extract business that manufactured stainless steel isolators and downflow booths, as well as custom-fabricated equipment, including workstations and drum booths for the pharmaceutical, fine chemical, biotech, and nuclear end markets. Prior to the divestiture, Extract was an operating unit within the historical Process Systems reporting unit (which was within the historical DPG segment). In accordance with the relevant accounting guidance, as part of the sale we allocated $11.1 million of goodwill based upon the relative fair value of the Extract operating unit compared to the historical DPG reporting unit as a whole. This goodwill was included in the carrying value of the disposed assets and the resulting net gain recognized in connection with the sale. Prior to and subsequent to the divestiture, we performed an impairment assessment for the historical DPG reporting unit and concluded the fair value of the reporting unit continued to exceed the carrying value.

Goodwill Allocation for Beall®

As further described in Note 21 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K, during the fourth quarter of 2020, we sold our Beall® brand of tank trailers and associated assets. Prior to the divestiture Beall®, was an operating unit within the historical Tank Trailers reporting unit (which was within the historical DPG segment). In accordance with the relevant accounting guidance, as part of the sale we allocated $4.7 million of goodwill based upon the relative fair value of the Beall® operating unit compared to the historical Tank Trailers reporting unit as a whole. This goodwill was included in the carrying value of the disposed assets and the resulting loss recognized in connection with the sale. Subsequent to the divestiture, we performed an impairment assessment for the historical Tank Trailers reporting unit and concluded the fair value of the reporting unit continued to exceed the carrying value.

2020 Interim Goodwill Impairment Test

Subsequent to December 31, 2019, our share price and market capitalization declined. In addition, as a result of the ongoing COVID-19 pandemic and related impact on our results of operations, we did not perform in-line with expectations. As a result, indicators of impairment were identified and we performed an interim quantitative assessment as of March 31, 2020, utilizing a combination of the income and market approaches, which were weighted evenly. Key assumptions used in the analysis were discount rates of 17.0% and 13.5% for the historical FMP reporting unit and historical Tank Trailers reporting unit (which was within the historical DPG segment), respectively, EBITDA margins, and a terminal growth rate of 3.0%. The results of the quantitative analysis indicated the carrying value of the historical FMP and historical Tank Trailers reporting units exceeded their respective fair values and, accordingly, goodwill impairment charges of $95.8 million and $11.0 million, respectively, were recorded during the first quarter of 2020. The goodwill impairment charges, which are based on Level 3 fair value measurements, are included in *Impairment and other, net* in the Consolidated Statements of Operations.

In addition, the results of the quantitative analysis performed as of March 31, 2020 indicated the fair value of the historical Process Systems reporting unit, which was within the historical DPG segment, exceeded the carrying value by approximately 3%. Key assumptions used in the analysis were a discount rate of 14.5%, EBITDA margin, and a terminal growth rate of 3.0%. The historical Process Systems reporting unit designed and manufactured a broad range of products, such as isolators, stationary silos, and downflow booths used in a number of unique markets, including the chemical, dairy, food and beverage, pharmaceutical and nuclear markets. We believe this historical reporting unit's broad range of innovative products in unique industries will result in sufficient future earnings. Based on the results of the interim quantitative test, we performed sensitivity analyses around the key assumptions used in the analysis, the results of which were: (a) a 100 basis point decrease in the EBITDA margin used to determine expected future cash flows would have resulted in an impairment of approximately $4.6 million, (b) a 100 basis point increase in the discount rate would have resulted in an impairment of approximately $4.5 million, and (c) a 100 basis point decrease in the terminal growth rate would have resulted in an impairment of approximately $1.2 million.

Other

Inflationary Cost Environment and Supply Chain Disruption

Inflation impacts prices paid for labor, materials and supplies. Significant increases in the costs of production or certain commodities, raw materials, and components could have an adverse impact on our results of operations. As has been our practice, we will endeavor to offset the impact of inflation through selective price increases, productivity improvements, and hedging activities. Our ability to mitigate the impact of inflation through selective price increases may be limited by our strong backlog in cases of orders without inflation-based price adjustment provisions.

As further described throughout this Annual Report on Form 10-K, during the twelve months ended December 31, 2022, we experienced inflation across our supply chain, increased freight and logistics costs, and volatility in connection with labor shortages. While the global market downturn and overall impacts on our operations are expected to be temporary, the duration and severity of the impacts cannot be estimated at this time. Continued or worsening disruptions to, and impacts on, our production, supply chain, demand for our products, and overall business could have a material adverse effect on our results of operations, financial condition, and cash flows.

New Accounting Pronouncements

For information related to new accounting standards, see Note 3 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

ITEM 7A–QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in our operations, we have exposure to financial and market risk resulting from volatility in commodity prices, interest rates, and foreign exchange rates. The following discussion provides additional detail regarding our exposure to these risks.

Commodity Price Risks

We are exposed to fluctuation in commodity prices through the purchase of various raw materials that are processed from commodities such as aluminum, steel, lumber, nickel, copper, and polyethylene. Given the historical volatility of certain commodity prices, this exposure can significantly impact product costs. We manage some of our commodity price changes by entering into fixed price contracts with our suppliers and through financial derivatives. To the extent that we are unable to offset the increased commodity costs in our product prices, our results would be materially and adversely affected. As of December 31, 2022, we had $59.2 million in raw material purchase commitments through December 2023 for materials that will be used in the production process, as compared to $129.6 million as of December 31, 2021. The decrease from the prior year is generally attributable to our variable pricing construct for certain components of our current backlog. We typically do not set prices for our products more than 45-90 days in advance of our commodity purchases and can, subject to competitive market conditions and existing contracts, take into account the cost of the commodity in setting our prices for each order. As of December 31, 2022, a hypothetical ten percent change in commodity prices based on our raw material purchase commitments through December 2023 would result in a corresponding change in cost of goods sold over a one-year period of approximately $5.9 million. This sensitivity analysis does not account for the change in the competitive environment indirectly related to the change in commodity prices and the potential managerial action taken in response to these changes.

Interest Rates

As of December 31, 2022, we had no floating rate debt outstanding under our Revolving Facility. The only other outstanding debt on our Consolidated Balance Sheets as of December 31, 2022 were the New Senior Notes, which carry a fixed interest rate of 4.50%. Based on the current borrowings under our Revolving Facility, a hypothetical 100 basis-point change in the floating interest rate would result in no corresponding change in interest expense over a one-year period. This sensitivity analysis does not account for the change in the competitive environment indirectly related to the change in interest rates and the potential managerial action taken in response to these changes.

Foreign Exchange Rates

We are subject to fluctuations in the Mexican peso exchange rates that impact transactions with our foreign subsidiaries, as well as U.S. denominated transactions between these foreign subsidiaries and unrelated parties. A ten percent change in the Mexican peso exchange rates would have an immaterial impact on our results of operations. We do not hold or issue derivative financial instruments for speculative purposes.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wabash National Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wabash National Corporation (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Goodwill

Description of the Matter

At December 31, 2022, the Company's goodwill was $188.4 million. As discussed in Note 2 to the consolidated financial statements, goodwill is tested for impairment at the reporting unit level at least annually or whenever events or changes in circumstances indicate its carrying value may not be recoverable. Management first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

Auditing management's goodwill impairment tests was complex and highly judgmental due to the significant estimation required to determine that the fair values of the reporting units were not less than their carrying values when applying a qualitative assessment. In particular, the fair value estimates were sensitive to qualitative factors, such as general economic conditions, industry and market conditions, financial performance and key business drivers, long-term operating plans, and potential changes to significant assumptions used in the most recent quantitative fair value analysis of each reporting unit.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment testing process, including controls over management's review of the qualitative factors described above.

To test the conclusion that the fair values of the Company's reporting units are not less than their carrying amounts, we performed audit procedures that included, among others, assessing the reasonableness of the factors considered within the analyses, testing the qualitative factors discussed above and the underlying data used by the Company in its analyses. We compared the qualitative factors used by management to current industry and economic trends, historical Company results, key business drivers, the Company's market capitalization and other relevant factors, including evaluating whether any contrary evidence exists.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Indianapolis, Indiana

February 23, 2023

Annual Report

WABASH NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash and cash equivalents	$ 58,245	$ 71,778
Accounts receivable, net	255,577	176,511
Inventories	243,870	237,621
Prepaid expenses and other	34,927	43,795
Total current assets	592,619	529,705
Property, plant, and equipment, net	271,116	232,425
Goodwill	188,434	188,443
Intangible assets, net	99,231	114,441
Other assets	52,123	42,057
Total assets	$ 1,203,523	$ 1,107,071
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ —	$ —
Current portion of finance lease obligations	—	59
Accounts payable	189,141	173,950
Other accrued liabilities	158,327	115,316
Total current liabilities	347,468	289,325
Long-term debt	395,818	428,315
Deferred income taxes	27,758	36,019
Other non-current liabilities	34,354	27,873
Total liabilities	805,398	781,532
Commitments and contingencies		
Noncontrolling interest	512	—
Wabash National Corporation Stockholders' equity:		
Common stock, $0.01 par value: 200,000,000 shares authorized; 47,675,796 and 48,954,482 shares outstanding, respectively	766	759
Additional paid-in capital	665,941	653,978
Retained earnings	188,241	92,111
Accumulated other comprehensive (loss) income	(882)	859
Treasury stock, at cost: 28,972,928 and 27,013,275 common shares, respectively	(456,453)	(422,168)
Total Wabash National Corporation stockholders' equity	397,613	325,539
Total liabilities, noncontrolling interest, and equity	$ 1,203,523	$ 1,107,071

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2022	2021	2020
Net sales	$ 2,502,129	$ 1,803,268	$ 1,481,889
Cost of sales	2,179,438	1,606,801	1,322,135
Gross profit	322,691	196,467	159,754
General and administrative expenses	113,083	88,807	92,740
Selling expenses	27,070	23,691	25,080
Amortization of intangible assets	15,211	22,858	21,981
Impairment and other, net	685	27,569	105,561
Income (loss) from operations	166,642	33,542	(85,608)
Other income (expense):			
Interest expense	(20,525)	(23,128)	(24,194)
Other, net	318	(9,124)	588
Other expense, net	(20,207)	(32,252)	(23,606)
Income (loss) before income tax	146,435	1,290	(109,214)
Income tax expense (benefit)	33,665	126	(11,802)
Net income (loss)	112,770	1,164	(97,412)
Net income attributable to noncontrolling interest	512	—	—
Net income (loss) attributable to common stockholders	$ 112,258	$ 1,164	$ (97,412)
Net income (loss) attributable to common stockholders per share:			
Basic	$ 2.31	$ 0.02	$ (1.84)
Diluted	$ 2.25	$ 0.02	$ (1.84)
Weighted average common shares outstanding (in thousands):			
Basic	48,626	50,684	52,945
Diluted	49,881	51,608	52,945
Dividends declared per share	$ 0.32	$ 0.32	$ 0.32

The accompanying notes are an integral part of these Consolidated Statements.

Annual Report

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 112,770	$ 1,164	$ (97,412)
Other comprehensive (loss) income, net of tax:			
Foreign currency translation adjustment	198	193	(316)
Unrealized (loss) gain on derivative instruments	(1,939)	(6,967)	11,927
Total other comprehensive (loss) income	(1,741)	(6,774)	11,611
Comprehensive income (loss)	111,029	(5,610)	(85,801)
Comprehensive income attributable to noncontrolling interest	—	—	—
Comprehensive income (loss) attributable to common stockholders	$ 111,029	$ (5,610)	$ (85,801)

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balances at December 31, 2019	53,473,620	$ 750	$ 638,917	$ 221,841	$ (3,978)	$ (336,542)	$ 520,988
Net loss for the year				(97,412)			(97,412)
Foreign currency translation					(316)		(316)
Stock-based compensation	212,009	4	4,506				4,510
Stock repurchase	(1,262,459)					(18,895)	(18,895)
Common stock dividends				(17,196)			(17,196)
Unrealized gain on derivative instruments, net of tax					11,927		11,927
Common stock issued in connection with:							
Stock option exercises	113,312	1	1,272				1,273
Balances at December 31, 2020	52,536,482	$ 755	$ 644,695	$ 107,233	$ 7,633	$ (355,437)	$ 404,879
Net income for the year				1,164			1,164
Foreign currency translation					193		193
Stock-based compensation	145,118	2	7,057				7,059
Stock repurchase	(3,927,900)					(66,731)	(66,731)
Common stock dividends				(16,286)			(16,286)
Unrealized loss on derivative instruments, net of tax					(6,967)		(6,967)
Common stock issued in connection with:							
Stock option exercises	200,782	2	2,226				2,228
Balances at December 31, 2021	48,954,482	$ 759	$ 653,978	$ 92,111	$ 859	$ (422,168)	$ 325,539
Net income attributable to common stockholders for the year				112,258			112,258
Foreign currency translation					198		198
Stock-based compensation	298,458	5	9,741				9,746
Stock repurchase	(1,761,339)					(34,285)	(34,285)
Common stock dividends				(16,128)			(16,128)
Unrealized loss on derivative instruments, net of tax					(1,939)		(1,939)
Common stock issued in connection with:							
Stock option exercises	184,195	2	2,222				2,224
Balances at December 31, 2022	47,675,796	$ 766	$ 665,941	$ 188,241	$ (882)	$ (456,453)	$ 397,613

The accompanying notes are an integral part of these Consolidated Statements.

Annual Report

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income (loss)	$ 112,770	$ 1,164	$ (97,412)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	31,758	25,984	25,989
Amortization of intangibles	15,211	22,858	21,981
Net gain on sale of property, plant and equipment and business divestiture	(635)	(1,594)	(1,567)
Loss on debt extinguishment	—	9,504	396
Deferred income taxes	(7,614)	(8,147)	5,016
Stock-based compensation	9,746	7,059	4,509
Non-cash interest expense	868	1,082	1,112
Impairment	1,339	29,163	107,114
Accounts receivable	(79,066)	(80,879)	71,436
Inventories	(6,249)	(74,804)	21,099
Prepaid expenses and other	1,069	8,570	(2,875)
Accounts payable and accrued liabilities	46,085	54,862	(28,266)
Other, net	(1,198)	(2,292)	(4,398)
Net cash provided by (used in) operating activities	124,084	(7,470)	124,134
Cash flows from investing activities:			
Cash payments for capital expenditures	(57,086)	(49,105)	(20,131)
Proceeds from sale of assets and business divestiture	1,781	22,029	17,115
Net cash used in investing activities	(55,305)	(27,076)	(3,016)
Cash flows from financing activities:			
Proceeds from exercise of stock options	2,224	2,228	1,273
Dividends paid	(16,020)	(16,435)	(17,324)
Borrowings under revolving credit facilities	97,549	50,823	45,794
Payments under revolving credit facilities	(130,584)	(17,788)	(45,794)
Principal payments under finance lease obligations	(59)	(319)	(327)
Borrowings under new senior notes	—	400,000	—
Principal payments against old senior notes	—	(315,000)	(10,000)
Borrowings under term loan credit facility, net of original issuance discount	—	—	148,500
Principal payments under term loan credit facility	—	(138,835)	(146,393)
Debt issuance costs paid	(1,137)	(9,296)	(791)
Stock repurchases	(34,285)	(66,731)	(18,895)
Net cash used in financing activities	(82,312)	(111,353)	(43,957)
Cash, cash equivalents, and restricted cash:			
Net (decrease) increase in cash, cash equivalents, and restricted cash	(13,533)	(145,899)	77,161
Cash, cash equivalents, and restricted cash at beginning of period	71,778	217,677	140,516
Cash, cash equivalents, and restricted cash at end of period	$ 58,245	$ 71,778	$ 217,677
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 20,131	$ 22,040	$ 23,411
Net cash paid (refunds received) for income taxes	$ 18,333	$ (467)	$ (4,670)
Period end balance of payables for property, plant, and equipment	$ 18,809	$ 3,785	$ 2,840

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS

Wabash National Corporation (the "Company," "Wabash," "we," "our," or "us") was founded in 1985 and incorporated as a corporation in Delaware in 1991, with its principal executive offices in Lafayette, Indiana. The Company was founded as a dry van trailer manufacturer—today, the Company enables customers to thrive by providing insight into tomorrow and delivering pragmatic solutions today to move everything from first to final mile. Wabash designs, manufactures, and services a diverse range of products, including dry freight and refrigerated trailers, platform trailers, tank trailers, dry and refrigerated truck bodies, structural composite panels and products, trailer aerodynamic solutions, and specialty food grade processing equipment. This diversification has been achieved through acquisitions, organic growth, and product innovation.

As further described in Item 1 of this Annual Report on Form 10-K for the year ended December 31, 2022, on January 10, 2022, the Company completed its review and approval of its plan for rebranding as Wabash®. As part of the rebranding, the Company assessed its usage of trade names and brand names in connection with the long-term growth strategy as One Wabash. Under the plan as approved, the Company no longer uses certain trade names or brand names, and predominantly uses Wabash (or variations thereof) to refer to the Company. Refer to Note 5 for additional details regarding non-cash impairment charges during the year ended December 31, 2021, related to trade name and trademark intangible assets as a result of the Company's rebranding.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. The consolidated financial statements reflect the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany profits, transactions, and balances have been eliminated in consolidation.

Reclassifications. Certain prior period amounts have been reclassified to conform to the current year presentation.

Use of Estimates. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that directly affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents. Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the time of purchase.

Accounts Receivable. Accounts receivable are shown net of expected losses and primarily include trade receivables. The Company records expected losses for customers based upon a variety of factors including the Company's historical collection experience, the length of time the account has been outstanding, and the financial condition of the customer. If the circumstances related to specific customers were to change, the Company's estimates of expected losses with respect to the collectability of the related accounts could be further adjusted. The Company's policy is to write-off receivables when they are determined to be uncollectible. Expected losses are charged to *General and administrative expenses* and *Selling expenses* in the Consolidated Statements of Operations. The following table presents the changes in expected losses (in thousands):

	Years ended December 31,		
	2022	**2021**	**2020**
Balance at beginning of year	$ 429	$ 536	$ 670
Expected losses	179	10	362
Write-offs, net of recoveries	(180)	(117)	(496)
Balance at end of year	$ 428	$ 429	$ 536

Inventories. Inventories are stated at the lower of cost, determined on either the first-in, first-out or average cost method, or net realizable value. The cost of manufactured inventory includes raw material, labor and overhead.

Prepaid Expenses and Other. Prepaid expenses and other as of December 31, 2022 and 2021 consists of the following (in thousands):

	December 31,	
	2022	**2021**
Chassis converter pool agreements	$ 20,345	$ 18,185
Income tax receivables	2,358	10,386
Insurance premiums & maintenance/subscription agreements	3,949	3,290
Assets held for sale	—	350
Commodity swap contracts	2,674	7,963
All other	5,601	3,621
	$ 34,927	$ 43,795

Chassis converter pool agreements represent chassis transferred to the Company on a restricted basis by the manufacturer, who retains the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales to the manufacturer's dealers. Assets held for sale as of December 31, 2021, were related to property, plant, and equipment assets that were unused, were actively being marketed for sale, and for which sale was expected within the next 12 months. As further described in Note 11, commodity swap contracts relate to our hedging activities (that are in an asset position) to mitigate the risks associated with fluctuations in commodity prices. Insurance premiums and maintenance/subscription agreements are charged to expense over the contractual life, which is generally one year or less. Other items primarily consist of investments held by the Company's captive insurance subsidiary and other various prepaid and other assets. As of December 31, 2022 and 2021, there was no restricted cash included in prepaid expenses and other current assets.

Property, Plant, and Equipment. Property, plant, and equipment are recorded at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred, while expenditures that extend the useful life of an asset are capitalized. Depreciation is recorded using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives are up to 33 years for buildings and building improvements and range from three to ten years for machinery and equipment.

Goodwill. Goodwill represents the excess purchase price over fair value of the net assets acquired. The Company determines its reporting units at the individual operating segment level, or one level below, when there is discrete financial information available that is regularly reviewed by segment management for evaluating operating results. The Company reviews goodwill for impairment, at the reporting unit level, annually on October 1 and whenever events or changes in circumstances indicate its carrying value may not be recoverable. In accordance with ASC 350, *Intangibles - Goodwill and Other*, goodwill is reviewed for impairment utilizing either a qualitative assessment or a quantitative process.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. An entity has an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative impairment test, which is the option the Company has historically chosen.

For reporting units in which the Company performs the quantitative analysis, the Company compares the carrying value, including goodwill, of each reporting unit with its estimated fair value. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is greater than the fair value, the difference is recognized as an impairment loss charged to the reporting unit. After an impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis.

As of December 31, 2022, goodwill allocated to the Transportation Solutions ("TS") and Parts & Services ("P&S") segments was approximately $120.5 million and $67.9 million, respectively.

For the 2022 annual goodwill impairment test conducted as of October 1st, 2022, the Company chose to evaluate qualitative factors to determine if it was more likely than not that the fair value of the TS and P&S reporting units were less than their respective carrying amounts. In accordance with the relevant accounting guidance, in order to perform the qualitative assessment, the Company considered many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, long-term operating plans, and potential changes to significant assumptions used in the most recent quantitative fair value analysis for each reporting unit (which was conducted in connection with the Company's segment realignment beginning in September 2021 as further described below). Based on the analysis of the factors and considerations described above, the Company concluded that it was more likely than not that the fair value of each reporting unit continued to be greater than the respective carrying value. Therefore, no impairment charges were recorded and a quantitative analysis was not performed.

Because of the recency and lack of changes with respect to market conditions and data assumptions used in the quantitative assessment performed in connection with the segment realignment discussed below, during the fourth quarter of 2021 the Company completed its annual goodwill impairment test using a qualitative assessment. As part of the qualitative analysis, the Company considered many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, long-term operating plans, and potential changes to significant assumptions used in the fair value analysis for each reporting unit (performed in connection with the segment realignment). Based on the analysis of the factors and considerations described above, the Company concluded that it was more likely than not that the fair value of each reporting unit was greater than the respective carrying value. Therefore, no impairment charges were recorded and an additional quantitative analysis was not performed.

In connection with the Company's segment realignment beginning in September 2021, as well as the Company's annual goodwill impairment test conducted during the fourth quarter of 2020, the Company performed a quantitative assessment for each reporting unit utilizing a combination of the income and market approaches, the results of which were weighted evenly. No impairment was indicated in either annual test as the fair value of each reporting unit exceeded its respective carrying value.

Long-Lived Assets. Long-lived assets, consisting primarily of intangible assets and property, plant, and equipment, are reviewed for impairment whenever facts and circumstances indicate that the carrying amount may not be recoverable. Specifically, this process involves comparing an asset's carrying value to the estimated undiscounted future cash flows the asset is expected to generate over its remaining life. If this process were to result in the conclusion that the carrying value of a long-lived asset would not be recoverable, a write-down of the asset to fair value would be recorded through a charge to operations. Fair value is determined based upon discounted cash flows or appraisals as appropriate.

During the first quarter of 2022, the Company impaired approximately $1.0 million of construction-in-progress projects that were no longer expected to be completed.

As further described in Note 5, in connection with the Company's rebranding initiative the Company recorded non-cash impairment charges of approximately $28.3 million during the fourth quarter of 2021 related to trade name and trademark intangible assets due to the significant reduction in the related useful lives of these assets. Net intangible assets of approximately $1.3 million were written-off during the second quarter of 2021 in connection with the Extract® Technology divestiture. In addition, net intangible assets of approximately $1.1 million were written-off during the fourth quarter of 2020 in connection with the Beall® divestiture.

Other Assets. The Company capitalizes the cost of computer software developed or obtained for internal use. Capitalized software is amortized using the straight-line method over three to seven years. As of December 31, 2022 and 2021, the Company had software costs, net of amortization, of $3.3 million and $4.2 million, respectively. Amortization expense for 2022, 2021, and 2020 was $1.8 million, $1.7 million, and $2.0 million, respectively.

Warranties. The Company offers a limited warranty for its products with a coverage period that ranges between one and five years, except that the coverage period for DuraPlate® trailer panels is ten years. The Company passes through component manufacturers' warranties to our customers. The Company's policy is to accrue the estimated cost of warranty coverage at the time of the sale.

The following table presents the changes in the product warranty accrual included in *Other accrued liabilities* (in thousands):

		2022		2021
Balance as of January 1	$	22,045	$	20,570
Provision and revisions to estimates		2,806		4,891
Payments		(2,790)		(3,416)
Balance as of December 31	$	22,061	$	22,045

Self Insured Liabilities. The Company is self-insured up to specified limits for medical and workers' compensation coverage. The self-insurance reserves have been recorded to reflect the undiscounted estimated liabilities, including claims incurred but not reported, as well as catastrophic claims as appropriate.

The following table presents the changes in the self-insurance accrual included in *Other accrued liabilities* (in thousands):

		2022		2021
Balance as of January 1	$	11,152	$	12,086
Expense		34,457		33,941
Payments		(34,891)		(34,875)
Balance as of December 31	$	10,718	$	11,152

Income Taxes. The Company determines its provision or benefit for income taxes under the asset and liability method. The asset and liability method measures the expected tax impact at current enacted rates of future taxable income or deductions resulting from differences in the tax and financial reporting basis of assets and liabilities reflected in the Consolidated Balance Sheets. Future tax benefits of tax losses and credit carryforwards are recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent management determines that it is more-likely-than-not the Company would not realize the value of these assets.

The Company accounts for income tax contingencies by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Used Trailer Trade Commitments. The Company may accept trade-in of used trailers when a customer enters into a contract to purchase a new trailer. However, in the contracts for the sale of the new trailers, there is no commitment to repurchase that trailer or a similar trailer in the future. The Company had no outstanding trade commitments as of December 31, 2022 and December 31, 2021. On occasion, the amount of the trade allowance provided for in the used trailer commitments, or cost, may exceed the net realizable value of the underlying used trailer. In these instances, the Company's policy is to recognize the loss related to these commitments at the time the new trailer revenue is recognized. Net realizable value of used trailers is measured considering market sales data for comparable types of trailers.

Concentration of Credit Risk. Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, and customer receivables. We place our cash and cash equivalents with high quality financial institutions. Generally, we do not require collateral or other security to support customer receivables.

Research and Development. Research and development expenses are charged to *Cost of sales* and *General and administrative expenses* in the Consolidated Statements of Operations as incurred and were $5.3 million, $13.6 million, and $21.9 million in 2022, 2021, and 2020, respectively.

3. NEW ACCOUNTING PRONOUNCEMENTS

In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting," which provides practical expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by the amendments in this update apply only to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued as a result of reference rate reform. These amendments are not applicable to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. ASU No. 2020-04 is effective as of March 12, 2020 through December 31, 2022 and may be applied to contract modifications and hedging relationships from the beginning of an interim period that includes or is subsequent to March 12, 2020. The Company adopted this standard during 2022 and there were no material impacts to our consolidated financial statements and related disclosures.

4. REVENUE RECOGNITION

The Company recognizes revenue from the sale of its products when obligations under the terms of a contract with our customers are satisfied; this occurs with the transfer of control of our products and replacement parts or throughout the completion of service work. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring promised goods or services to a customer and excludes all taxes collected from the customer. Shipping and handling fees are included in *Net sales* and the associated costs are included in *Cost of sales* in the Consolidated Statements of Operations. For shipping and handling costs that take place after the transfer of control, the Company applies the practical expedient and treats it as a fulfillment cost. Incidental items that are immaterial in the context of the contract are recognized as expense. For performance obligations satisfied over time, which includes service work whereby the customer simultaneously receives and consumes the benefits provided, and also included certain equipment-related sales within our Parts & Services reportable segment prior to the sale of our Extract Technology® business during the second quarter of 2021 that had no alternative use and contained an enforceable right to payment, the Company recognizes revenue on the basis of the Company's efforts or inputs to the satisfaction of these performance obligations, measured by actual total cost incurred to the total estimated costs for each project. Total revenue recognized over time was not material to the consolidated financial statements for all periods presented.

The Company has identified three separate and distinct performance obligations: (1) the sale of a trailer or equipment, (2) the sale of replacement parts, and (3) service work. For trailer, truck body, equipment, and replacement part sales, control is transferred and revenue is recognized from the sale upon shipment to or pick up by the customer in accordance with the contract terms. The Company does not have any material extended payment terms as payment is received shortly after the point of sale. Accounts receivable are recorded when the right to consideration becomes unconditional. The Company does have customers who pay for the product prior to the transfer of control, which is recorded as customer deposits in *Other accrued liabilities* as shown in Note 9. Customer deposits are recognized as revenue when the Company performs its obligations under the contract and transfers control of the product.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and Related Annual Impairment Assessments

As of December 31, 2022, goodwill allocated to the Transportation Solutions ("TS") and Parts & Services ("P&S") segments was approximately $120.5 million and $67.9 million, respectively.

For the 2022 annual goodwill impairment test conducted as of October 1st, 2022, the Company chose to evaluate qualitative factors to determine if it was more likely than not that the fair value of the TS and P&S reporting units were less than their respective carrying amounts. In accordance with the relevant accounting guidance, in order to perform the qualitative assessment, the Company considered many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, long-term operating plans, and potential changes to significant assumptions used in the most recent quantitative fair value analysis for each reporting unit (which was conducted in connection with the Company's segment realignment beginning in September 2021 as further described below). Based on the analysis of the factors and considerations described above, the Company concluded that it was more likely than not that the fair value of each reporting unit continued to be greater than the respective carrying value. Therefore, no impairment charges were recorded and a quantitative analysis was not performed.

Because of the recency and lack of changes with respect to market conditions and data assumptions used in the quantitative assessment performed in connection with the segment realignment discussed below, during the fourth quarter of 2021 the Company completed its annual goodwill impairment test using a qualitative assessment. As part of the qualitative analysis, the Company considered many factors including, but not limited to, general economic conditions, industry and market conditions, financial performance and key business drivers, long-term operating plans, and potential changes to significant assumptions used in the fair value analysis for each reporting unit (performed in connection with the segment realignment). Based on the analysis of the factors and considerations described above, the Company concluded that it was more likely than not that the fair value of each reporting unit was greater than the respective carrying value. Therefore, no impairment charges were recorded and an additional quantitative analysis was not performed.

In connection with the Company's segment realignment beginning in September 2021 described in greater detail below, as well as the Company's annual goodwill impairment test conducted during the fourth quarter of 2020, the Company performed a quantitative assessment for each reporting unit utilizing a combination of the income and market approaches, the results of which were weighted evenly. No impairment was indicated in either annual test as the fair value of each reporting unit exceeded its respective carrying value.

2021 Segment Realignment

As further described in Note 20, beginning in September 2021 the Company realigned its operating and reportable segments. Based on these changes, the Company established two operating and reportable segments: Transportation Solutions ("TS") and Parts & Services ("P&S"). These operating and reportable segments were also determined to be the applicable reporting units for purposes of goodwill assignment and evaluation. In accordance with the relevant accounting guidance, the Company performed a quantitative impairment assessment of goodwill immediately prior to and subsequently following the change in segments and reporting units. The quantitative analyses did not result in any impairment charges as the fair value of each reporting unit exceeded the carrying value. In addition, as part of the change in segment structure, the Company reassigned goodwill from the historical Commercial Trailer Products ("CTP"), Diversified Products ("DPG"), and Final Mile Products ("FMP") reporting units to the TS and P&S reporting units using a relative fair value allocation approach as required by the relevant accounting guidance.

2021 Goodwill Allocation for Extract Technology[®]

As further described in Note 21, during the second quarter of 2021, the Company sold its Extract Technology[®] ("Extract") business that manufactured stainless steel isolators and downflow booths, as well as custom-fabricated equipment, including workstations and drum booths for the pharmaceutical, fine chemical, biotech, and nuclear end markets. Prior to the divestiture, Extract was an operating unit within the historical DPG reporting unit. In accordance with the relevant accounting guidance, as part of the sale the Company allocated $11.1 million of goodwill based upon the relative fair value of the Extract operating unit compared to the historical DPG reporting unit as a whole. This goodwill was included in the carrying value of the disposed assets and the resulting net gain recognized in connection with the sale. Prior to and subsequent to the divestiture, the Company performed an impairment assessment for the historical DPG reporting unit and concluded the fair value of the reporting unit continued to exceed the carrying value.

2020 Goodwill Allocation for Beall®

As further described in Note 21, during the fourth quarter of 2020 the Company sold its Beall® brand of tank trailers and associated assets. Prior to the divestiture Beall® was an operating unit within the Tank Trailers reporting unit. In accordance with the relevant accounting guidance, as part of the sale the Company allocated $4.7 million of goodwill based upon the relative fair value of the Beall® operating unit compared to the Tank Trailers reporting unit as a whole. This goodwill was included in the carrying value of the disposed assets and the resulting loss recognized in connection with the sale. Subsequent to the divestiture, the Company performed an impairment assessment for the Tank Trailers reporting unit and concluded the fair value of the reporting unit continued to exceed the carrying value.

2020 Interim Goodwill Impairment Test

The Company did not perform in-line with expectations during the first quarter of 2020, partially as a result of impacts to our business and operations due to the COVID-19 pandemic. In addition, subsequent to December 31, 2019, the Company's share price and market capitalization declined. As a result, indicators of impairment were identified and the Company performed an interim quantitative assessment as of March 31, 2020, utilizing a combination of the income and market approaches, which were weighted evenly. The results of the quantitative analysis indicated the carrying value of the FMP and Tank Trailers reporting units exceeded their respective fair values and, accordingly, goodwill impairment charges of $95.8 million and $11.0 million, respectively, were recorded during the first quarter of 2020. The goodwill impairment charges, which were based on Level 3 fair value measurements, are included in *Impairment and other, net* in the Consolidated Statements of Operations.

Goodwill Rollforward

For the years ended December 31, 2022, 2021, and 2020, the changes in the carrying amounts of goodwill were as follows (in thousands):

	Transportation Solutions	Parts & Services	Total
Balance at December 31, 2020			
Goodwill	$ 188,775	$ 119,185	$ 307,960
Accumulated impairment losses	(68,257)	(40,143)	(108,400)
Net balance at December 31, 2020	120,518	79,042	199,560
Impact of divestiture on goodwill	—	(11,101)	(11,101)
Effects of foreign currency	(11)	(5)	(16)
Balance at December 31, 2021			
Goodwill	188,764	108,079	296,843
Accumulated impairment losses	(68,257)	(40,143)	(108,400)
Net balance as of December 31, 2021	120,507	67,936	188,443
Effects of foreign currency	(5)	(4)	(9)
Balance as of December 31, 2022			
Goodwill	188,759	108,075	296,834
Accumulated impairment losses	(68,257)	(40,143)	(108,400)
Net balance as of December 31, 2022	$ 120,502	$ 67,932	$ 188,434

Intangible Assets

Intangible asset amortization expense was $15.2 million, $22.9 million, and $22.0 million for 2022, 2021, and 2020, respectively. Annual intangible asset amortization expense for the next 5 fiscal years is estimated to be $12.8 million in 2023; $12.0 million in 2024; $11.2 million in 2025; $10.7 million in 2026; and $10.2 million in 2027.

As further described throughout our Annual Report on Form 10-K for the year ended December 31, 2021, on January 10, 2022, the Company completed its review and approval of its plan for rebranding as Wabash®. As part of the planning process, the Company assessed its usage of trade names and brand names in connection with the long-term growth strategy as One Wabash. Under the plan as approved, the Company no longer uses certain trade names or brand names, and predominantly uses Wabash (or variations thereof) to refer to the Company. The decision resulted in non-cash impairment charges of approximately $28.3 million (of which approximately $25.6 million related to the TS operating segment and $2.7 million to the P&S operating segment) during the fourth quarter of 2021 related to trade name and trademark intangible assets due to the significant reduction in the related useful lives of these assets. The impairment charges are included in *Impairment and other, net* in the Consolidated Statements of Operations.

Net intangible assets of approximately $1.3 million were written-off during the second quarter of 2021 in connection with the Extract® divestiture. In addition, net intangible assets of approximately $1.1 million were written-off during the fourth quarter of 2020 in connection with the Beall® divestiture.

As of December 31, 2022, the balances of intangible assets, other than goodwill, were as follows (in thousands):

	Weighted Average Amortization Period	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Customer relationships	13 years	$ 270,016	$ (172,086)	$ 97,930
Technology	12 years	11,708	(10,407)	1,301
Total		$ 281,724	$ (182,493)	$ 99,231

As of December 31, 2021, the balances of intangible assets, other than goodwill, were as follows (in thousands):

	Weighted Average Amortization Period	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Trade names and trademarks	N/A	$ —	$ —	$ —
Customer relationships	13 years	270,016	(157,852)	112,164
Technology	12 years	11,708	(9,431)	2,277
Total		$ 281,724	$ (167,283)	$ 114,441

6. NONCONTROLLING INTEREST AND VARIABLE INTEREST ENTITIES ("VIEs")

VIEs & Consolidation

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the variable interest model (the "VIE model") or the voting interest model (the "VOE model").

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, the Company considers all the facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes identifying the activities that most significantly impact the VIE's economic performance and identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (typically management and representation on the board of directors as well as control of the overall strategic direction of the entity) and have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

To assess whether the Company has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Company considers all of its economic interests, which primarily include the obligation to absorb losses or fund expenditures or losses (if needed), that are deemed to be variable interests in the VIE. This assessment requires the Company to apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing the significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held across various classes within the VIE's capital structure; and the reasons why the interests are held by the Company.

At the VIE's inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances. The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. If the Company is not deemed to be the primary beneficiary in a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with the applicable GAAP.

Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights. The Company has no entities consolidated under the VOE model.

At each reporting period, the Company reassesses whether it remains the primary beneficiary for VIEs consolidated under the VIE model.

Wabash Parts LLC

During the second quarter of 2022, the Company unified and expanded its parts and distribution capabilities by executing an agreement with a partner to create a new legal entity (Wabash Parts LLC, "WP") to operate a parts and services distribution platform. The Company holds 50% ownership in WP while its partner holds the remaining 50%. Initial capital contributions were insignificant. WP has no debt or other financial obligations other than typical operating expenses and costs. Creditors of WP do not have recourse to the general credit of the Company. The operating agreement requires excess cash distributions, as defined in the agreement, no later than 30 days after the end of the second and fourth quarters of each year in proportion to the respective ownership interests.

The operating agreement provides the Company's partner with a put right that would require the Company to purchase its partner's interest in WP. Upon receiving notice that the Company's partner has exercised the put right, a valuation will occur as stipulated within the operating agreement. Such put right has not been exercised by the Company's partner and is therefore not mandatorily redeemable as of the current period end date, however the existence of the put right that is beyond the Company's control requires the noncontrolling interest to be presented in the temporary equity section of the Company's Consolidated Balance Sheets.

Because the entity does not have sufficient equity at risk to permit it to carry on its activities without additional financial support, the Company concluded that WP is a VIE. The Company has the power to direct the activities of WP through majority representation on the Board of Directors as well as control related to the management and overall strategic direction of the entity. In addition, the Company has the obligation to absorb the benefits and losses of WP that could potentially be significant to the entity. The Company also has a requirement to provide funding to the entity if needed. Given the facts and circumstances specific to WP, the Company concluded that it is the primary beneficiary and, as such, is required to consolidate the entity. WP's results of operations are included in the Parts & Services operating and reportable segment. Through December 31, 2022, the Company did not provide financial or other support to this VIE that it was not contractually obligated to provide. As of December 31, 2022, the Company does not have any obligations to provide financial support to WP.

The following table presents the assets and liabilities of the WP VIE consolidated on the Company's Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021 (in thousands):

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 1,379	$ —
Accounts receivable, net	1,509	—
Inventories, net	138	—
Prepaid expenses and other	16	—
Total current assets	3,042	—
Property, plant, and equipment, net	—	—
Other assets	141	—
Total assets	$ 3,183	$ —
Liabilities		
Current liabilities:		
Accounts payable	$ 2,136	$ —
Other accrued liabilities	23	—
Total current liabilities	2,159	—
Other non-current liabilities	—	—
Total liabilities	$ 2,159	$ —

The following table is a rollforward of activities in the Company's noncontrolling interest (in thousands):

	2022	2021	2020
Balance at January 1	$ —	$ —	$ —
Net income attributable to noncontrolling interest	512	—	—
Other comprehensive income (loss)	—	—	—
Distributions declared to noncontrolling interest	—	—	—
Balance at December 31	$ 512	$ —	$ —

7. INVENTORIES

Inventories, net of reserves, consist of the following (in thousands):

	December 31,	
	2022	2021
Raw materials and components	$ 176,080	$ 174,915
Finished goods	50,005	42,933
Work in progress	9,983	14,133
Used trailers	737	737
Aftermarket parts	7,065	4,903
	$ 243,870	$ 237,621

8. PROPERTY, PLANT, AND EQUIPMENT

Depreciation expense on property, plant, and equipment, which is recorded in *Cost of sales* and *General and administrative expenses* in the Consolidated Statements of Operations, as appropriate, was $31.8 million, $24.3 million, and $24.0 million in 2022, 2021, and 2020, respectively, and includes depreciation of assets recorded in connection with the Company's finance lease agreement (which ended during the first quarter of 2022, at which point the property, plant, and equipment assets were legally owned by the Company). As of December 31, 2021, the assets related to the Company's finance lease agreement were recorded within *Property, plant and equipment, net* in the Consolidated Balance Sheets in the amount of $2.7 million, net of accumulated depreciation of $2.0 million.

See Note 21 for information related to property, plant, and equipment sales and impairment charges.

Property, plant, and equipment, net consist of the following (in thousands):

	December 31,	
	2022	2021
Land	$ 42,342	$ 41,098
Buildings and building improvements	149,052	150,000
Machinery and equipment	311,736	313,744
Construction in progress	94,018	45,505
	597,148	550,347
Less: accumulated depreciation	(326,032)	(317,922)
	$ 271,116	$ 232,425

9. OTHER ACCRUED LIABILITIES

The following table presents the major components of *Other accrued liabilities* (in thousands):

	December 31,	
	2022	2021
Customer deposits	$ 32,129	$ 17,646
Chassis converter pool agreements	20,345	18,185
Warranty	22,061	22,045
Payroll and related taxes	29,219	15,679
Self-insurance	10,718	11,152
Accrued interest	3,854	4,288
Operating lease obligations	6,120	3,507
Accrued taxes	24,793	8,425
All other	9,088	14,389
	$ 158,327	$ 115,316

10. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31, 2022	December 31, 2021
Senior Notes due 2028	$ 400,000	$ 400,000
Revolving Credit Agreement	—	33,035
	400,000	433,035
Less: unamortized discount and fees	(4,182)	(4,720)
Less: current portion	—	—
	$ 395,818	$ 428,315

Senior Notes due 2028

On October 6, 2021, the Company closed on an offering of $400 million in aggregate principal amount of its 4.50% unsecured Senior Notes due 2028 (the "New Senior Notes"). The New Senior Notes were issued pursuant to an indenture dated as of October 6, 2021, by and among the Company, certain subsidiary guarantors named therein (the "Guarantors") and Wells Fargo Bank, National Association, as trustee (the "Indenture"). The New Senior Notes bear interest at the rate of 4.50% and pay interest semi-annually in cash in arrears on April 15 and October 15 of each year. The New Senior Notes will mature on October 15, 2028. At any time prior to October 15, 2024, the Company may redeem some or all of the New Senior Notes for cash at a redemption price equal to 100% of the aggregate principal amount of the New Senior Notes being redeemed plus an applicable make-whole premium set forth in the Indenture and accrued and unpaid interest to, but not including, the redemption date.

Prior to October 15, 2024, the Company may redeem up to 40% of the New Senior Notes at a redemption price of 104.500% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date, with the proceeds of certain equity offerings so long as if, after any such redemption occurs, at least 60% of the aggregate principal amount of the New Senior Notes remain outstanding. On and after October 15, 2024, the Company may redeem some or all of the New Senior Notes at redemption prices (expressed as percentages of principal amount) equal to 102.250% for the twelve-month period beginning on October 15, 2024, 101.125% for the twelve-month period beginning October 15, 2025 and 100.000% beginning on October 15, 2026, plus accrued and unpaid interest to, but not including, the redemption date. Upon the occurrence of a Change of Control (as defined in the Indenture), unless the Company has exercised its optional redemption right in respect of the New Senior Notes, the holders of the New Senior Notes will have the right to require the Company to repurchase all or a portion of the New Senior Notes at a price equal to 101% of the aggregate principal amount of the New Senior Notes, plus any accrued and unpaid interest to, but not including, the date of repurchase.

The New Senior Notes are guaranteed on a senior unsecured basis by all direct and indirect existing and future domestic restricted subsidiaries, subject to certain restrictions. The New Senior Notes and related guarantees are the Company's and the Guarantors' general unsecured senior obligations and will be subordinated to all of the Company and the Guarantors' existing and future secured debt to the extent of the assets securing that secured obligation. In addition, the New Senior Notes are structurally subordinated to any existing and future debt of any of the Company's subsidiaries that are not Guarantors, to the extent of the assets of those subsidiaries.

Subject to a number of exceptions and qualifications, the Indenture restricts the Company's ability and the ability of certain of its subsidiaries to: (i) incur additional indebtedness; (ii) pay dividends or make other distributions in respect of, or repurchase or redeem, its capital stock or with respect to any other interest or participation in, or measured by, its profits; (iii) make loans and certain investments; (iv) sell assets; (v) create or incur liens; (vi) enter into transactions with affiliates; and (vii) consolidate, merge or sell all or substantially all of its assets. These covenants are subject to a number of important exceptions and qualifications.

During any time when the New Senior Notes are rated investment grade by at least two of Moody's, Fitch and Standard & Poor's Ratings Services and no Default (as defined in the Indenture) has occurred and is continuing, many of such covenants will be suspended and the Company and its subsidiaries will cease to be subject to such covenants during such period.

The Indenture contains customary events of default, including payment defaults, breaches of covenants, failure to pay certain judgments and certain events of bankruptcy, insolvency and reorganization. If an event of default occurs and is continuing, the principal amount of the New Senior Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs. As of December 31, 2022, the Company was in compliance with all covenants.

The sale of the New Senior Notes resulted in net proceeds of approximately $395 million, after deducting financing fees and other offering expenses. The Company used the net proceeds of the New Senior Notes and a portion of the $50 million draw from the increased capacity under the Revolving Credit Agreement to fund the redemption in full of the Senior Notes due 2025, to repay in full the $108.8 million of outstanding borrowings under the term loan credit agreement entered into on September 28, 2020 (the "New Term Loan Credit Agreement") among the Company, the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as the administrative agent, and to pay all related fees and expenses. (The New Term Loan Credit Agreement refinanced and replaced that certain Term Loan Credit Agreement, dated as of May 8, 2012 (as amended, restated, supplemented, or otherwise modified from time to time, the "Old Term Loan Credit Agreement"), among the Company, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as the administrative agent.) Debt extinguishment charges totaling $9.1 million were recorded during the fourth quarter of 2021 in connection with the redemption in full of the Senior Notes due 2025 and the repayment in full of the outstanding borrowings under the New Term Loan Credit Agreement. The loss on debt extinguishment charges are included in *Other, net* on the Company's Consolidated Statements of Operations.

Contractual coupon interest expense and accretion of fees for the New Senior Notes for the years ended December 31, 2022 and 2021 were $18.0 million and $0.6 million, and $4.3 million and $0.1 million, respectively.

Contractual coupon interest expense and accretion of discount and fees for the Senior Notes due 2025, which were redeemed in full during the fourth quarter of 2021 as described above, for the years ended December 31, 2021 and 2020, were $13.3 million and $0.5 million, and $17.9 million and $0.7 million, respectively.

Contractual coupon interest expense and accretion of discount and fees are included in *Interest expense* on the Company's Consolidated Statements of Operations.

During the third quarter of 2020, the Company repaid $10.0 million of the Senior Notes due 2025 utilizing net proceeds from the closure of the New Term Loan Credit Agreement.

Revolving Credit Agreement

On September 23, 2022, the Company entered into the Third Amendment to the Second Amended and Restated Credit Agreement among the Company, certain of its subsidiaries as borrowers (together with the Company, the "Borrowers"), certain of its subsidiaries as guarantors, the lenders party thereto, and Wells Fargo Capital Finance, LLC, as the administrative agent (the "Agent"), which amended the Company's existing Second Amended and Restated Credit Agreement, dated as of December 21, 2018 (as amended from time to time, the "Revolving Credit Agreement").

Under the Revolving Credit Agreement, the lenders agree to make available a $350 million revolving credit facility to the Borrowers with a scheduled maturity date of September 23, 2027. The Company has the option to increase the total commitments under the facility by up to an additional $175 million, subject to certain conditions, including obtaining agreements from one or more lenders, whether or not party to the Revolving Credit Agreement, to provide such additional commitments. Availability under the Revolving Credit Agreement is based upon quarterly (or more frequent under certain circumstances) borrowing base certifications of the Borrowers' eligible inventory, eligible leasing inventory and eligible accounts receivable, and is reduced by certain reserves in effect from time to time.

Subject to availability, the Revolving Credit Agreement provides for a letter of credit subfacility in the amount of $25 million, and allows for swingline loans in the amount of $35 million. Outstanding borrowings under the Revolving Credit Agreement bear interest at an annual rate, at the Borrowers' election, equal to (i) adjusted term Secured Overnight Financing Rate plus a margin ranging from 1.25% to 1.75% or (ii) a base rate plus a margin ranging from 0.25% to 0.75%, in each case depending upon the monthly average excess availability under the Revolving Credit Agreement. The Borrowers are required to pay a monthly unused line fee equal to 0.20% times the average daily unused availability along with other customary fees and expenses of the Agent and the lenders.

The Revolving Credit Agreement is guaranteed by certain subsidiaries of the Company (the "Guarantors") and is secured by substantially all personal property of the Borrowers and the Guarantors.

The Revolving Credit Agreement contains customary covenants limiting the ability of the Company and certain of its subsidiaries to, among other things, pay cash dividends, incur debt or liens, redeem or repurchase stock, enter into transactions with affiliates, merge, dissolve, repay subordinated indebtedness, make investments and dispose of assets. In addition, the Company will be required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 as of the end of any period of 12 fiscal months when excess availability under the Revolving Credit Agreement is less than the greater of (a) 10% of the lesser of (i) the total revolving commitments and (ii) the borrowing base (such lesser amount, the "Line Cap") and (b) $25 million. As of December 31, 2022, the Company was in compliance with all covenants.

If availability under the Revolving Credit Agreement is less than the greater of (i) 10% of the Line Cap and (ii) $25 million for three consecutive business days, or if there exists an event of default, amounts in any of the Borrowers' and the Guarantors' deposit accounts (other than certain excluded accounts) will be transferred daily into a blocked account held by the Agent and applied to reduce the outstanding amounts under the facility.

The Revolving Credit Agreement contains customary events of default. If an event of default occurs and is continuing, the lenders may, among other things, require the immediate payment of all amounts outstanding and foreclose on collateral. In addition, in the case of an event of default arising from certain events of bankruptcy or insolvency, the lenders' obligations under the Revolving Credit Agreement would automatically terminate, and all amounts outstanding under the Revolving Credit Agreement would automatically become due and payable.

The Company's liquidity position, defined as cash on hand and available borrowing capacity on the Revolving Credit Agreement, amounted to $401.2 million as of December 31, 2022 and $258.0 million as of December 31, 2021.

During the year ended December 31, 2022, the Company had net payments of principal of $33.0 million under the Revolving Credit Agreement, and as of December 31, 2022, there were no amounts outstanding.

During the fourth quarter of 2021, the Company drew $50.0 million under the Revolving Credit Agreement, a portion of which was used along with the proceeds of the New Senior Notes to fund the redemption in full of the Senior Notes due 2025, to repay in full the $108.8 million of outstanding borrowings under the New Term Loan Credit Agreement, and to pay all related fees and expenses of the New Senior Notes. The Company repaid $17.0 million under the Revolving Credit Agreement during the fourth quarter of 2021, and as of December 31, 2021, outstanding borrowings totaled $33.0 million.

Interest expense under the Revolving Credit Agreement for the years ended December 31, 2022, 2021, and 2020, was approximately $1.7 million, $0.6 million, and $0.2 million, respectively. Interest expense under the Revolving Credit Agreement is included in *Interest expense* on the Company's Consolidated Statements of Operations.

New and Old Term Loan Credit Agreements

As described above, in October 2021, the Company used the net proceeds of the New Senior Notes and a portion of the $50 million draw from the increased capacity under the Revolving Credit Agreement to repay in full the $108.8 million of outstanding borrowings under the New Term Loan Credit Agreement. In addition to the full repayment during the fourth quarter, during the second quarter of 2021, the Company made principal payments totaling $30.0 million and recognized loss on debt extinguishment charges of approximately $0.5 million. The extinguishment charges are included in *Other, net* in the Consolidated Statements of Operations.

For the years ended December 31, 2021 and 2020, under the New and Old Term Loan Credit Agreements the Company paid interest of $3.9 million and $4.8 million, respectively. For the years ended December 31, 2021 and 2020, the Company incurred charges of $0.2 million in each period for amortization of fees and original issuance discount, which are included in *Interest expense* in the Consolidated Statements of Operations.

In September 2020, the Company used the net proceeds of $148.5 million from the New Term Loan Credit Agreement to pay off the outstanding principal under the Old Term Loan Credit Agreement of $135.2 million, repay a portion of its outstanding Senior Notes due 2025, and pay related fees and expenses. In connection with the pay off of the Old Term Loan Credit Agreement (specifically for those lenders that did not participate in the New Term Loan Credit Agreement) and partial repayment of the outstanding Senior Notes, the Company recognized a loss on debt extinguishment totaling approximately $0.2 million, which is included in *Other, net* in the Consolidated Statements of Operations. In addition, as further described in Note 21, during the fourth quarter of 2020 the Company sold its Beall® brand of tank trailers and associated assets. The net proceeds of approximately $11.2 million from the sale were used to pay down outstanding principal under the New Term Loan Credit Agreement. In connection with the pay down the Company recognized a loss on debt extinguishment totaling approximately $0.2 million.

11. FINANCIAL DERIVATIVE INSTRUMENTS

Commodity Pricing Risk

As of December 31, 2022, the Company was party to commodity swap contracts for specific commodities with notional amounts of approximately $59.2 million. The Company uses commodity swap contracts to mitigate the risks associated with fluctuations in commodity prices impacting its cash flows related to inventory purchases from suppliers. The Company does not hedge all commodity price risk.

At inception, the Company designated the commodity swap contracts as cash flow hedges. The contracts mature at specified monthly settlement dates and will be recognized into earnings through January 2024. The effective portion of the hedging transaction is recognized in Accumulated Other Comprehensive Income (Loss) ("AOCI") and transferred to earnings when the forecasted hedged transaction takes place or when the forecasted hedged transaction is no longer probable to occur.

Financial Statement Presentation

As of December 31, 2022 and 2021, the fair value carrying amount of the Company's derivative instruments were recorded as follows (in thousands):

		Asset / (Liability) Derivatives	
	Balance Sheet Caption	December 31, 2022	December 31, 2021
Derivatives designated as hedging instruments			
Commodity swap contracts	Prepaid expenses and other	$ 2,674	$ 7,963
Commodity swap contracts	Accounts payable and Other accrued liabilities	(1,653)	(5,121)
Total derivatives designated as hedging instruments		$ 1,021	$ 2,842

The following table summarizes the gain or loss recognized in AOCI as of December 31, 2022 and 2021 and the amounts reclassified from AOCI into earnings for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	Amount of Gain (Loss) Recognized in AOCI on Derivatives (Effective Portion, net of tax)		Location of Gain (Loss) Reclassified from AOCI into Earnings (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Earnings		
	December 31, 2022	December 31, 2021		Year Ended December 31,		
				2022	2021	2020
Derivatives instruments						
Commodity swap contracts	$ 909	$ 2,848	Cost of sales	$ 4,887	$ 54,937	$ (7,778)

Over the next 12 months, the Company expects to reclassify approximately $1.1 million of pretax deferred gains related to the commodity swap contracts from AOCI to cost of sales as inventory purchases are settled.

12. LEASES

The Company records a right-of-use ("ROU") asset and lease liability for substantially all leases for which it is a lessee, in accordance with ASC 842. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for leases on a straight-line basis over the lease term. At inception of a contract, the Company considers all relevant facts and circumstances to assess whether or not the contract represents a lease by determining whether or not the contract conveys the right to control the use of an identified asset, either explicit or implicit, for a period of time in exchange for consideration.

The Company leases certain industrial spaces, office space, land, and equipment. Some leases include one or more options to renew, with renewal terms that can extend the lease term from generally one to 5 years. The exercise of lease renewal options is at the Company's sole discretion, and are included in the lease term only to the extent such renewal options are reasonably certain of being exercised upon lease commencement. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Leased assets obtained in exchange for new operating lease liabilities during the year ended December 31, 2022 and December 31, 2021 were approximately $16.6 million and $4.6 million, respectively. As of December 31, 2022, obligations related to leases that the Company has executed but have not yet commenced were insignificant.

During the year ended December 31, 2022, the Company entered into sale-leaseback-sublease transactions. Such contracts were entered into in contemplation of each other and are thus recorded on a net basis. The net revenue from these contracts was insignificant for the year ended December 31, 2022. In addition, certain of the transactions occurred with a related party—such transactions were at market value and arm's length. The Company has no other significant lease agreements in place for which the Company is a lessor or sublessor.

Leased assets and liabilities included within the Consolidated Balance Sheets consist of the following (in thousands):

	Classification	December 31, 2022	December 31, 2021
Right-of-Use Assets			
Operating	Other assets	$ 23,003	$ 11,379
Finance	Property, plant and equipment, net	—	2,658
Total leased ROU assets		$ 23,003	$ 14,037
Liabilities			
Current			
Operating	Other accrued liabilities	$ 6,120	$ 3,507
Finance	Current portion of finance lease obligations	—	59
Noncurrent			
Operating	Non-current liabilities	16,883	7,872
Finance	Finance lease obligations	—	—
Total lease liabilities		$ 23,003	$ 11,438

Lease costs included in the Consolidated Statements of Operations consist of the following (in thousands):

	Classification	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021
Operating lease cost	Cost of sales, selling expenses, and general and administrative expense	$ 5,785	$ 5,031
Finance lease cost			
Amortization of ROU leased assets	Depreciation and amortization within Cost of sales	36	144
Interest on lease liabilities	Interest expense	1	55
Net lease cost		$ 5,822	$ 5,230

Maturity of the Company's lease liabilities for leases that have commenced is as follows (in thousands):

	Operating Leases	Finance Leases	Total
2023	$ 7,096	$ —	$ 7,096
2024	5,984	—	5,984
2025	4,920	—	4,920
2026	4,381	—	4,381
2027	2,346	—	2,346
Thereafter	793	—	793
Total lease payments	$ 25,520	$ —	$ 25,520
Less: interest	2,517	—	
Present value of lease payments	$ 23,003	$ —	

As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Remaining lease term and discount rates are as follows:

	December 31, 2022	December 31, 2021
Weighted average remaining lease term (years)		
Operating leases	4.3	4.3
Finance leases	0.0	0.1
Weighted average discount rate		
Operating leases	4.92 %	5.12 %
Finance leases	— %	6.16 %

Lease costs included in the Consolidated Statements of Cash Flows are as follows (in thousands):

	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 5,844	$ 4,847
Operating cash flows from finance leases	$ 1	$ 13
Financing cash flows from finance leases	$ 59	$ 319

13. FAIR VALUE MEASUREMENTS

The Company's fair value measurements are based upon a three-level valuation hierarchy. These valuation techniques are based upon the transparency of inputs (observable and unobservable) to the valuation of an asset or liability as of the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

▪ Level 1 — Valuation is based on quoted prices for identical assets or liabilities in active markets;

- Level 2 — Valuation is based on quoted prices for similar assets or liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument; and

- Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

Recurring Fair Value Measurements

The Company maintains a non-qualified deferred compensation plan which is offered to senior management and other key employees. The amount owed to participants is an unfunded and unsecured general obligation of the Company. Participants are offered various investment options with which to invest the amount owed to them, and the plan administrator maintains a record of the liability owed to participants by investment. To minimize the impact of the change in market value of this liability, the Company has elected to purchase a separate portfolio of investments through the plan administrator similar to those chosen by the participant.

The investments purchased by the Company include mutual funds, which are classified as Level 1, and life-insurance contracts valued based on the performance of underlying mutual funds, which are classified as Level 2. Additionally, the Company holds a pool of investments made by a wholly owned captive insurance subsidiary. These investments are comprised of mutual funds, which are classified as Level 1.

The fair value of the Company's derivatives is estimated with a market approach using third-party pricing services, which have been corroborated with data from active markets or broker quotes.

Fair value measurements and the fair value hierarchy level for the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021 are shown below (in thousands):

	Frequency	Asset / (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022					
Commodity swap contracts	Recurring	$ 1,021	$ —	$ 1,021	$ —
Mutual funds	Recurring	$ 6,579	$ 6,579	$ —	$ —
Life-insurance contracts	Recurring	$ 15,509	$ —	$ 15,509	$ —
December 31, 2021					
Commodity swap contracts	Recurring	$ 2,842	$ —	$ 2,842	$ —
Mutual funds	Recurring	$ 6,183	$ 6,183	$ —	$ —
Life-insurance contracts	Recurring	$ 18,670	$ —	$ 18,670	$ —

Estimated Fair Value of Debt

The estimated fair value of debt at December 31, 2022 consists of the Senior Notes due 2028 (see Note 10). The interest rates on the Company's borrowings under the Revolving Credit Agreement are adjusted regularly to reflect current market rates and thus carrying value approximates fair value for any borrowings. The fair value of the Senior Notes due 2028 as of December 31, 2022 and 2021 are based upon third party pricing sources, which generally do not represent daily market activity or represent data obtained from an exchange, and are classified as Level 2.

The Company's carrying and estimated fair value of debt at December 31, 2022 and December 31, 2021 were as follows (in thousands):

| | December 31, 2022 | | | | December 31, 2021 | | | |
| | | Fair Value | | | | Fair Value | | |
	Carrying Value	Level 1	Level 2	Level 3	Carrying Value	Level 1	Level 2	Level 3
Instrument								
Senior Notes due 2028	$ 395,818	$ —	$337,237	$ —	$ 395,280	$ —	$399,727	$ —
Revolving Credit Agreement	—	—	—	—	33,035	—	33,035	—
	$ 395,818	$ —	$337,237	$ —	$ 428,315	$ —	$432,762	$ —

The fair value of debt is based on current public market prices for disclosure purposes only. Unrealized gains or losses are not recognized in the financial statements as long-term debt is presented at carrying value, net of any unamortized premium or discount and unamortized deferred financing costs in the consolidated financial statements.

14. COMMITMENTS AND CONTINGENCIES

a. Litigation

As of December 31, 2022, the Company was named as a defendant or was otherwise involved in numerous legal proceedings and governmental examinations, including class action lawsuits, in connection with the conduct of its business activities, in various jurisdictions, both in the United States and internationally. Accrual for losses have been recorded for those matters deemed both probable and reasonably estimated. On the basis of information currently available to it, management does not believe that existing proceedings and investigations will have a material impact on our consolidated financial condition or liquidity if determined in a manner adverse to the Company. However, such matters are unpredictable, and we could incur judgments or enter into settlements for current or future claims that could materially and adversely affect our financial statements. Costs associated with the litigation and settlements of legal matters are reported within *General and administrative expenses* in the Consolidated Statements of Operations.

Environmental Disputes

In August 2014, the Company received notice as a potentially responsible party ("PRP") by the South Carolina Department of Health and Environmental Control (the "DHEC") pertaining to the Philip Services Site located in Rock Hill, South Carolina pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and corresponding South Carolina statutes. PRPs include parties identified through manifest records as having contributed to deliveries of hazardous substances to the Philip Services Site between 1979 and 1999. The DHEC's allegation that the Company was a PRP arises out of four manifest entries in 1989 under the name of a company unaffiliated with Wabash National Corporation (or any of its former or current subsidiaries) that purport to be delivering a de minimis amount of hazardous waste to the Philip Services Site "c/o Wabash National Corporation." As such, the Philip Services Site PRP Group (the "PRP Group") notified Wabash in August 2014 that it was offering the Company the opportunity to resolve any liabilities associated with the Philip Services Site by entering into a Cash Out and Reopener Settlement Agreement (the "Settlement Agreement") with the PRP Group, as well as a Consent Decree with the DHEC. The Company has accepted the offer from the PRP Group to enter into the Settlement Agreement and Consent Decree, while reserving its rights to contest its liability for any deliveries of hazardous materials to the Philips Services Site. The requested settlement payment is immaterial to the Company's financial conditions and results of operations, and as a result, if the Settlement Agreement and Consent Decree are finalized, the payment to be made by the Company thereunder is not expected to have a material adverse effect on the Company's financial condition or results of operations.

On November 13, 2019, the Company received a notice that it was considered one of several PRPs by the Indiana Department of Environmental Management ("IDEM") under CERCLA and state law related to substances found in soil and groundwater at a property located at 817 South Earl Avenue, Lafayette, Indiana (the "Site"). The Company has never owned or operated the Site, but the Site is near certain of the Company's owned properties. In 2020, the Company agreed to implement a limited work plan to further investigate the source of the contamination at the Site and worked with IDEM and other PRPs to finalize the terms of the work plan. The Company submitted its initial site investigation report to IDEM during the third quarter of 2020, indicating that the data collected by the Company's consultant confirmed that the Company's properties are not the source of contamination at the Site. In December 2021, after completing further groundwater sampling work, the Company submitted to IDEM a supplemental written report, which again stated that the Company is not a responsible party and the Company's properties are not a source of any contamination. In June 2022, the Company and other PRPs finalized Work Plan Addendum No. 3, which provides for additional groundwater sampling on another PRP property in the next six months. As of December 31, 2022, based on the information available, the Company does not expect this matter to have a material adverse effect on its financial condition or results of operations.

b.   *Environmental Litigation Commitments and Contingencies*

The Company generates and handles certain material, wastes and emissions in the normal course of operations that are subject to various and evolving federal, state and local environmental laws and regulations.

The Company assesses its environmental liabilities on an on-going basis by evaluating currently available facts, existing technology, presently enacted laws and regulations as well as experience in past treatment and remediation efforts. Based on these evaluations, the Company estimates a lower and upper range for treatment and remediation efforts and recognizes a liability for such probable costs based on the information available at the time. As of December 31, 2022, the Company had reserved an insignificant amount for estimated remediation costs for activities at existing and former properties which are recorded within *Other accrued liabilities* on the Consolidated Balance Sheets.

c.   *Letters of Credit*

As of December 31, 2022, the Company had standby letters of credit totaling $5.7 million issued in connection with workers compensation claims and surety bonds.

d.   *Purchase Commitments*

The Company has $59.2 million in purchase commitments at December 2022 for various raw material commodities, including aluminum, steel, nickel, and polyethylene, as well as other raw material components which are within normal production requirements.

e.   *Chassis Converter Pool Agreements*

The Company obtains most vehicle chassis for its specialized vehicle products directly from the chassis manufacturers under converter pool agreements. Chassis are obtained from the manufacturers based on orders from customers, and in some cases, for unallocated orders. The agreements generally state that the manufacturer will provide a supply of chassis to be maintained at the Company's facilities with the condition that we will store such chassis and will not move, sell, or otherwise dispose of such chassis except under the terms of the agreement. In addition, the manufacturer typically retains the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales of the chassis to the manufacturer's dealers. The manufacturer also does not transfer the certificate of origin to the Company nor permit the Company to sell or transfer the chassis to anyone other than the manufacturer (for ultimate resale to a dealer). Although the Company is party to related finance agreements with manufacturers, the Company has not historically settled, nor expects to in the future settle, any related obligations in cash. Instead, the obligation is settled by the manufacturer upon reassignment of the chassis to an accepted dealer, and the dealer is invoiced for the chassis by the manufacturer. Accordingly, as of December 31, 2022 the Company's outstanding chassis converter pool with the manufacturer totaled $20.3 million and has included this financing agreement on the Company's Consolidated Balance Sheets within *Prepaid expenses and other* and *Other accrued liabilities*. All other chassis programs are handled as consigned inventory belonging to the manufacturer and totaled approximately $0.4 million. Under these agreements, if the chassis is not delivered to a customer within a specified time frame the Company is required to pay a finance or storage charge on the chassis. Additionally, the Company receives finance support funds from manufacturers when the chassis are assigned into the Company's chassis pool. Typically, chassis are converted and delivered to customers within 90 days of the receipt of the chassis by the Company.

15. NET INCOME (LOSS) PER SHARE OF COMMON STOCK

Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined based on the weighted average number of common shares outstanding during the period combined with the incremental average common shares that would have been outstanding assuming the conversion of all potentially dilutive common shares into common shares as of the earliest date possible. The calculation of basic and diluted net income (loss) attributable to common stockholders per share is determined using net income (loss) applicable to common stockholders as the numerator and the number of shares included in the denominator as shown below (in thousands, except per share amounts).

	Year Ended December 31,		
	2022	2021	2020
Basic net income (loss) attributable to common stockholders per share:			
Net income (loss) attributable to common stockholders	$ 112,258	$ 1,164	$ (97,412)
Weighted average common shares outstanding	48,626	50,684	52,945
Basic net income (loss) attributable to common stockholders per share	$ 2.31	$ 0.02	$ (1.84)
Diluted net income (loss) attributable to common stockholders per share:			
Net income (loss) attributable to common stockholders	$ 112,258	$ 1,164	$ (97,412)
Weighted average common shares outstanding	48,626	50,684	52,945
Dilutive stock options and restricted stock	1,255	924	—
Diluted weighted average common shares outstanding	49,881	51,608	52,945
Diluted net income (loss) attributable to common stockholders per share	$ 2.25	$ 0.02	$ (1.84)

For the years ended December 31, 2022 and 2021, there were no options excluded from average diluted shares outstanding as the average market price of the common shares was greater than the exercise price. As noted above, due to the net loss applicable to common stockholders for the year ended December 31, 2020, no securities had a dilutive impact.

16. STOCK-BASED COMPENSATION

On May 18, 2017, the shareholders of the Company approved the 2017 Omnibus Incentive Plan (the "2017 Incentive Plan") which authorizes 3,150,000 shares for issuance under the plan. Awards granted under the 2017 Incentive Plan may be in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, other share-based awards, and cash awards to directors, officers, and other eligible employees of the Company.

The Company recognizes all share-based awards to eligible employees based upon their grant date fair value. The Company's policy is to recognize expense for awards that have service conditions only subject to graded vesting using the straight-line attribution method. In addition, the Company's policy is to estimate expected forfeitures on share-based awards. Total stock-based compensation expense was $9.7 million, $7.1 million, and $4.5 million in the years ended December 31, 2022, 2021 and 2020, respectively, and is included in *Cost of sales*, *General and administrative expenses*, and *Selling expenses* within the Consolidated Statements of Operations. The amount of compensation cost related to non-vested restricted stock not yet recognized was approximately $11.5 million at December 31, 2022, for which the weighted average remaining life was approximately 1.7 years. There was no compensation cost related to non-vested stock options not yet recognized at December 31, 2022.

Restricted Stock

Restricted stock awards vest over a period of one to three years and may be based on the achievement of specific financial performance metrics and market conditions. Awards based strictly on time-based vesting and those awards with performance metrics are valued at the market price on the date of grant. The fair values of the awards that contain market conditions are estimated using a Monte Carlo simulation approach in a risk-neutral framework to model future stock price movements based upon historical volatility, risk-free rates of return, and correlation matrix. Restricted stock awards are generally forfeitable in the event of terminated employment prior to vesting.

A summary of all restricted stock activity during 2022 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted Stock Outstanding at December 31, 2021	1,781,076	$ 15.03
Granted	653,492	18.22
Vested	(533,401)	15.62
Forfeited	(147,099)	14.96
Restricted Stock Outstanding at December 31, 2022	1,754,068	$ 16.05

During 2022, 2021, and 2020, the Company granted 653,492, 582,081, and 1,010,802 shares of restricted stock, respectively, with aggregate fair values on the date of grant of approximately $11.9 million, $10.2 million, and $12.6 million, respectively. The total fair value of restricted stock that vested during 2022, 2021, and 2020 was approximately $8.9 million, $5.0 million, and $3.7 million, respectively.

Stock Options

Stock options are awarded with an exercise price equal to the market price of the underlying stock on the date of grant, become fully exercisable three years after the date of grant, and expire ten years after the date of grant. No stock options have been granted by the Company since February 2015.

A summary of all stock option activity during 2022 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value ($ in millions)
Options Outstanding at December 31, 2021	199,711	$ 12.20	2.1	$ 1.5
Exercised	(184,195)	$ 12.07		$ 1.5
Forfeited	—	$ —		
Expired	—	$ —		
Options Outstanding at December 31, 2022	15,516	$ 13.67	1.8	$ 0.1
Options Exercisable at December 31, 2022	12,610	$ 13.55	1.7	$ 0.1

The total intrinsic value of stock options exercised during 2022, 2021, and 2020 was approximately $1.5 million, $1.3 million, and $0.5 million, respectively.

17. STOCKHOLDERS' EQUITY

Share Repurchase Program

In August 2021, the Company announced that the Board of Directors approved the repurchase of an additional $150 million in shares of common stock over a three-year period. This authorization was an increase to the previous $100 million repurchase programs approved in November 2018, February 2017, and February 2016. The repurchase program is set to expire in August 2024. Stock repurchases under this program may be made in the open market or in private transactions at times and in amounts determined by the Company. As of December 31, 2022, $105.2 million remained available under the program.

Common and Preferred Stock

The Board of Directors has the authority to issue common and unclassed preferred stock of up to 200 million shares and 25 million shares, respectively, with par value of $0.01 per share, as well as to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions.

Accumulated Other Comprehensive Income (Loss) ("AOCI")

Changes in AOCI by component, net of tax, for the years ended December 31, 2022, 2021, and 2020 are summarized as follows (in thousands):

	Foreign Currency Translation	Derivative Instruments	Total
Balances at December 31, 2019	$ (1,866)	$ (2,112)	$ (3,978)
Net unrealized gains (losses) arising during the period[a]	(316)	6,111	5,795
Less: Net realized gains (losses) reclassified to net loss[b]	—	(5,816)	(5,816)
Net change during the period	(316)	11,927	11,611
Balances at December 31, 2020	(2,182)	9,815	7,633
Net unrealized gains (losses) arising during the period[c]	193	34,127	34,320
Less: Net realized gains (losses) reclassified to net income[d]	—	41,094	41,094
Net change during the period	193	(6,967)	(6,774)
Balances at December 31, 2021	(1,989)	2,848	859
Net unrealized gains (losses) arising during the period[e]	198	1,727	1,925
Less: Net realized gains (losses) reclassified to net income[f]	—	3,666	3,666
Net change during the period	198	(1,939)	(1,741)
Balances at December 31, 2022	$ (1,791)	$ 909	$ (882)

---

[a] Derivative instruments net of $2.1 million of tax expense for the year ended December 31, 2020.
[b] Derivative instruments net of $2.0 million of tax benefit for the year ended December 31, 2020.
[c] Derivative instruments net of $11.5 million of tax expense for the year ended December 31, 2021.
[d] Derivative instruments net of $13.8 million of tax expense for the year ended December 31, 2021.
[e] Derivative instruments net of $0.6 million of tax expense for the year ended December 31, 2022.
[f] Derivative instruments net of $1.2 million of tax expense for the year ended December 31, 2022.

18. EMPLOYEE SAVINGS PLANS

Substantially all of the Company's employees are eligible to participate in a defined contribution plan under Section 401(k) of the Internal Revenue Code. The Company also provides a non-qualified defined contribution plan for senior management and certain key employees. Both plans provide for the Company to match, in cash, a percentage of each employee's contributions up to certain limits. The Company's matching contribution and related expense for these plans was approximately $9.1 million, $8.0 million, and $7.9 million for 2022, 2021, and 2020, respectively.

19. INCOME TAXES

Income (Loss) Before Income Taxes

The consolidated income (loss) before income taxes for 2022, 2021, and 2020 consists of the following (in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
Domestic	$ 144,443	$ 5,426	$ (110,049)
Foreign	1,992	(4,136)	835
Total income (loss) before income taxes	$ 146,435	$ 1,290	$ (109,214)

Income Tax Expense (Benefit)

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted and signed into law in response to the COVID-19 global pandemic. Certain provisions of the CARES Act had a significant impact on the effective tax rate, income tax payable, and deferred income tax positions of the Company for 2020. The CARES Act permits net operating losses ("NOLs") incurred in tax years 2020, 2019, and 2018 to offset 100% of taxable income and be carried-back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company evaluated the impact of the CARES Act during the year ended December 31, 2020 and recorded an income tax receivable of $13.2 million for the benefit of carrying back the NOL for the year ended December 31, 2020. As the Company was carrying the losses back to years beginning before January 1, 2018, the receivables were recorded at the previous 35% federal tax rate rather than the current statutory rate of 21%.

The consolidated income tax expense (benefit) for 2022, 2021, and 2020 consists of the following components (in thousands):

		Years Ended December 31,				
		2022		2021		2020
Current						
Federal	$	34,490	$	8,449	$	(15,190)
State		6,468		(1,098)		(2,072)
Foreign		321		922		444
		41,279		8,273		(16,818)
Deferred						
Federal		(5,911)		(9,423)		7,918
State		(1,703)		1,310		(2,959)
Foreign		—		(34)		57
		(7,614)		(8,147)		5,016
Total consolidated expense (benefit)	$	33,665	$	126	$	(11,802)

The following table provides a reconciliation of differences from the U.S. Federal statutory rates as follows (in thousands):

		Years Ended December 31,				
		2022		2021		2020
Pretax book income (loss)	$	146,435	$	1,290	$	(109,214)
Federal tax expense (benefit) at applicable statutory rate		30,751		271		(22,935)
State and local income taxes (net of federal benefit)		3,669		212		(4,948)
Rate differential		—		—		(5,004)
Impairment and divestiture		—		870		20,111
Tax credits		(2,422)		(2,065)		—
Nondeductible officer compensation		977		390		490
Compensation expense		1,013		964		1,070
Other		(323)		(516)		(586)
Total income tax expense (benefit)	$	33,665	$	126	$	(11,802)

Deferred Taxes

The Company's deferred income taxes are primarily due to temporary differences between financial and income tax reporting for incentive compensation, depreciation of property, plant and equipment, amortization of intangibles, and other accrued liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Companies are required to assess whether valuation allowances should be established against their deferred tax assets based on the consideration of all available evidence, both positive and negative, using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified.

Annual Report

The Company assesses, on a quarterly basis, the realizability of its deferred tax assets by evaluating all available evidence, both positive and negative, including: (1) the cumulative results of operations in recent years, (2) the nature of recent losses, if applicable, (3) estimates of future taxable income, (4) the length of net operating loss carryforwards ("NOLs") and (5) the uncertainty associated with a possible change in ownership, which imposes an annual limitation on the use of these carryforwards.

As of December 31, 2022 and 2021, the Company retained a valuation allowance of $0.8 million and $1.2 million, respectively, against deferred tax assets related to various state and local NOLs that are subject to restrictive rules for future utilization.

As of December 31, 2022 and 2021, the Company had no U.S. federal tax NOLs. The Company incurred a net loss in 2020 and fully utilized that loss in carrybacks. The Company has various multi-state income tax NOLs aggregating approximately $68.6 million which will expire between 2023 and 2043, if unused.

The components of deferred tax assets and deferred tax liabilities as of December 31, 2022 and 2021 were as follows (in thousands):

	December 31,			
	2022		**2021**	
Deferred tax assets				
Tax credits and loss carryforwards	$	2,929	$	800
Accrued liabilities		5,965		5,764
Incentive compensation		6,960		8,012
Operating lease assets		5,878		2,875
Research expenditure amortization		7,739		—
Other		6,560		6,098
		36,031		23,549
Deferred tax liabilities				
Property, plant and equipment		(22,991)		(22,344)
Intangibles		(30,188)		(28,748)
Operating lease liabilities		(5,878)		(2,875)
Other		(3,957)		(4,364)
		(63,014)		(58,331)
Net deferred tax liability before valuation allowances and reserves		(26,983)		(34,782)
Valuation allowances		(775)		(1,237)
Net deferred tax liability	$	(27,758)	$	(36,019)

Tax Reserves

The Company's policy with respect to interest and penalties associated with reserves or allowances for uncertain tax positions is to classify such interest and penalties in *Income tax expense (benefit)* on the Consolidated Statements of Operations. As of December 31, 2022 and 2021, the total amount of unrecognized income tax benefits, which are included in either *Other noncurrent liabilities* or *Deferred income taxes* in the Company's Consolidated Balance Sheets, was approximately $2.4 million and $2.3 million, respectively, including interest and penalties, all of which, if recognized, would impact the effective income tax rate of the Company. As of December 31, 2022 and 2021, the Company had recorded a total of $0.9 million and $0.8 million, respectively, of accrued interest and penalties related to uncertain tax positions. The Company expects no significant changes to the facts and circumstances underlying its reserves and allowances for uncertain income tax positions as reasonably possible during the next 12 months. As of December 31, 2022, the Company is subject to unexpired statutes of limitation for U.S. federal income taxes for the years 2019 through 2021. The Company is also subject to unexpired statutes of limitation for Indiana state income taxes for the years 2019 through 2021.

20. SEGMENTS

Segment Reporting

The Company has historically managed its business in three segments: CTP, DPG, and FMP. The Company began its One Wabash organizational transformation during the first quarter of 2020 to better align its resources and processes on serving the customer and enable long-term growth. In connection with the substantial completion of the Company's One Wabash strategic initiatives during the third quarter of 2021, including organizational and structural changes as well as portfolio rationalization, beginning in September 2021 the Company realigned its operating and reportable segments based on how the CODM manages the business, allocates resources, makes operating decisions, and evaluates operating performance. Based on this realignment, the Company eliminated the historical CTP, DPG, and FMP segments and established two operating and reportable segments: TS and P&S.

While the Company has historically generated a small portion of its revenue and profitability from streams like aftermarket parts, repair and maintenance services, and upfitting and equipment services, historically these businesses existed scattered throughout the Company's siloed organization structure. During the One Wabash transformation that culminated with segment realignment, the Company brought these previously siloed businesses together to leverage the Company's strengths and better reach the customer, which included shifting significant resources and talent to lead these parts and services businesses. The Company continues to formulate aggressive plans that now underpin growth initiatives under the One Wabash approach.

Additional information related to the composition of each segment is included below.

- Transportation Solutions ("TS"): The TS segment comprises the design and manufacturing operations for the Company's transportation-related equipment and products. This includes dry and refrigerated van trailers, platform trailers, and the Company's wood flooring production facility, all of which were previously reported in the CTP segment. The Company's EcoNex™ products that were historically included in both the CTP and FMP segments are now reported in the TS segment. In addition, the TS segment includes tank trailers and truck-mounted tanks that were historically reported in the DPG segment. Finally, truck-mounted dry and refrigerated bodies and service and stake bodies that were previously reported in the FMP segment are also in the TS segment.

- Parts & Services ("P&S"): The P&S segment is comprised of each of the Company's historical segments' parts and services businesses as well as the upfitting component of our truck bodies business. In addition, the Company's Composites business, which focuses on the use of DuraPlate® composite panels beyond the semi-trailer market, is also part of the P&S segment (previously reported in the DPG segment). Finally, the P&S segment includes the Company's Engineered Products business (previously reported in the DPG segment), including stainless-steel storage tanks and silos, mixers, and processors for a variety of end markets. Growing and expanding the parts and services businesses is a key strategic initiative for the Company moving forward.

The accounting policies of the TS and P&S segments are the same as those described in the summary of significant accounting policies except that the Company evaluates segment performance based on income (loss) from operations. The Company has not allocated certain corporate related administrative costs, interest, and income taxes included in the corporate and eliminations segment to the Company's other reportable segments. The Company accounts for intersegment sales and transfers at cost. Segment assets are not presented as it is not a measure reviewed by the CODM in allocating resources and assessing performance.

Reportable segment information is as follows (in thousands):

	Transportation Solutions		Parts & Services		Corporate and Eliminations		Consolidated	
2022								
Net sales								
External customers	$	2,312,637	$	189,492	$	—	$	2,502,129
Intersegment sales		8,277		3,984		(12,261)		—
Total net sales	$	2,320,914	$	193,476	$	(12,261)	$	2,502,129
Depreciation and amortization	$	41,187	$	2,717	$	3,065	$	46,969
Income (Loss) from operations	$	209,942	$	30,558	$	(73,858)	$	166,642
2021								
Net sales								
External customers	$	1,628,694	$	174,574	$	—	$	1,803,268
Intersegment sales		4,625		2,592		(7,217)		—
Total net sales	$	1,633,319	$	177,166	$	(7,217)	$	1,803,268
Depreciation and amortization	$	41,819	$	4,781	$	2,242	$	48,842
Income (Loss) from operations	$	61,869	$	20,201	$	(48,528)	$	33,542
2020								
Net sales								
External customers	$	1,308,935	$	172,954	$	—	$	1,481,889
Intersegment sales		6,494		6,520		(13,014)		—
Total net sales	$	1,315,429	$	179,474	$	(13,014)	$	1,481,889
Depreciation and amortization	$	40,236	$	5,512	$	2,222	$	47,970
Loss from operations	$	(29,702)	$	(12,658)	$	(43,248)	$	(85,608)

Customer Concentration

The Company is subject to a concentration of risk as the five largest customers together accounted for approximately 33%, 30%, and 21% of the Company's aggregate net sales in 2022, 2021, and 2020, respectively. In addition, for each of the last three years there were no customers whose revenue individually represented 10% or more of our aggregate net sales. International sales accounted for less than 10% in each of the last three years.

Product Information

The Company offers products primarily in four general categories: (1) new trailers, (2) used trailers, (3) components, parts and services, and (4) equipment and other (which includes new truck body sales). The following table sets forth the major product categories and their percentage of consolidated net sales (dollars in thousands):

Year ended December 31, 2022	Transportation Solutions		Parts & Services		Eliminations		Consolidated	
New trailers	$	2,012,428	$	1,722	$	(1,286)	$ 2,012,864	80.4%
Used trailers		—		2,905		—	2,905	0.1%
Components, parts and services		—		139,762		—	139,762	5.6%
Equipment and other		308,486		49,087		(10,975)	346,598	13.9%
Total net external sales	$	2,320,914	$	193,476	$	(12,261)	$ 2,502,129	100.0%

Year ended December 31, 2021	Transportation Solutions		Parts & Services		Eliminations		Consolidated	
New trailers	$	1,354,375	$	179	$	(181)	$ 1,354,373	75.2%
Used trailers		165		2,349		—	2,514	0.1%
Components, parts and services		—		131,929		—	131,929	7.3%
Equipment and other		278,779		42,709		(7,036)	314,452	17.4%
Total net external sales	$	1,633,319	$	177,166	$	(7,217)	$ 1,803,268	100.0%

Year ended December 31, 2020	Transportation Solutions		Parts & Services		Eliminations		Consolidated	
New trailers	$	1,087,978	$	3,387	$	(3,545)	$ 1,087,820	73.3%
Used trailers		3,677		4,709		—	8,386	0.6%
Components, parts and services		—		123,517		—	123,517	8.3%
Equipment and other		223,774		47,861		(9,469)	262,166	17.7%
Total net external sales	$	1,315,429	$	179,474	$	(13,014)	$ 1,481,889	100.0%

21. IMPAIRMENT, DIVESTITURES, AND SALES OF PROPERTY, PLANT, AND EQUIPMENT

During the first quarter of 2022, the Company impaired approximately $1.0 million of construction-in-progress projects that were no longer expected to be completed. In addition, the Company sold a building (and the related land) for net proceeds of $1.1 million. A gain on sale of approximately $0.7 million was recognized as part of the sale. The impairment and gain on sale are included in *Impairment and other, net* in the Consolidated Statements of Operations.

During the second quarter of 2021, the Company sold its Extract Technology® ("Extract") business that manufactured stainless steel isolators and downflow booths, as well as custom-fabricated equipment, including workstations and drum booths for the pharmaceutical, fine chemical, biotech, and nuclear end markets. Proceeds of the sale, net of transaction costs and cash divested, totaled approximately $20.8 million. Prior to the sale, Extract was an operating unit within the historical DPG reporting segment. A gain on sale of approximately $1.9 million was recognized in connection with the divestiture, and a portion of the net proceeds from the sale were used to pay down outstanding principal under the New Term Loan Credit Agreement as further described in Note 10. The gain on sale is included in *Impairment and other, net* in the Consolidated Statements of Operations. In accordance with the relevant accounting guidance, as part of the sale the Company allocated $11.1 million of goodwill based upon the relative fair value of the Extract operating unit compared to the historical DPG reporting unit as a whole. This goodwill, along with net intangible assets of approximately $1.3 million, were included in the carrying value of the disposed assets and the resulting gain recognized in connection with the sale.

During the first quarter of 2021, the Company impaired unused and obsolete property, plant, and equipment assets totaling approximately $0.8 million. The impairment charges are included in *Impairment and other, net* in the Consolidated Statements of Operations.

During the fourth quarter of 2020, the Company sold its Beall® brand of tank trailers and associated assets for net proceeds of $11.2 million. Prior to the sale, Beall® was an operating unit within the Tank Trailers reporting unit. A loss on sale of approximately $2.1 million was recognized in connection with the divestiture, and the net proceeds of $11.2 million from the sale were used to pay down outstanding principal under the New Term Loan Credit Agreement. The loss on sale is included in *Impairment and other, net* in the Consolidated Statements of Operations. In accordance with the relevant accounting guidance, as part of the sale the Company allocated $4.7 million of goodwill based upon the relative fair value of the Beall® operating unit compared to the Tank Trailers reporting unit as a whole. This goodwill was included in the carrying value of the disposed assets and the resulting loss recognized in connection with the sale.

In addition, during the fourth quarter of 2020 the Company sold the property, plant, and equipment assets, which were previously classified as held for sale, from the remaining retail location in Columbus, Ohio for net proceeds of $3.2 million. A gain on sale of approximately $2.3 million was recognized as part of the sale. The gain on sale is included in *Impairment and other, net* in the Consolidated Statements of Operations.

During the second quarter of 2020, the Company sold property, plant, and equipment assets for proceeds totaling $2.7 million and recognized a gain on sale of approximately $1.7 million. The gain on sale is included in *Impairment and other, net* in the Consolidated Statements of Operations.

22. CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal years 2022, 2021, and 2020 (dollars in thousands, except per share amounts):

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
2022							
Net sales	$	546,761	$	642,769	$	655,150	$	657,449
Gross profit	$	58,055	$	78,034	$	92,005	$	94,597
Net income attributable to common stockholders	$	12,074	$	22,552	$	36,170	$	41,462
Basic net income attributable to common stockholders per share[1]	$	0.25	$	0.46	$	0.75	$	0.86
Diluted net income attributable to common stockholders per share[1]	$	0.24	$	0.46	$	0.73	$	0.84
2021							
Net sales	$	392,003	$	449,422	$	482,566	$	479,277
Gross profit	$	47,166	$	55,608	$	51,045	$	42,648
Net income (loss) attributable to common stockholders	$	3,217	$	12,252	$	11,008	$	(25,313)
Basic net income (loss) attributable to common stockholders per share[1]	$	0.06	$	0.24	$	0.22	$	(0.51)
Diluted net income (loss) attributable to common stockholders per share[1]	$	0.06	$	0.24	$	0.22	$	(0.51)
2020							
Net sales	$	387,074	$	339,153	$	351,584	$	404,078
Gross profit	$	36,743	$	34,321	$	43,194	$	45,496
Net income (loss) attributable to common stockholders	$	(106,647)	$	(146)	$	3,887	$	5,494
Basic net income (loss) attributable to common stockholders per share[1]	$	(2.01)	$	—	$	0.07	$	0.10
Diluted net income (loss) attributable to common stockholders per share[1]	$	(2.01)	$	—	$	0.07	$	0.10

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[1] Basic and diluted net income (loss) attributable to common stockholders per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income (loss) attributable to common stockholders per share may differ from annual net income (loss) attributable to common stockholders per share due to rounding.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance to our management and board of directors that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation conducted under the supervision and with the participation of the Company's management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022, including those procedures described below, we, including our Chief Executive Officer and our Chief Financial Officer, determined that those controls and procedures were effective.

Changes in Internal Controls

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fourth quarter of fiscal year 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting

The management of Wabash National Corporation ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles; (3) provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on this assessment, management has concluded that internal control over financial reporting is effective as of December 31, 2022.

Ernst & Young LLP, an Independent Registered Public Accounting Firm, has audited the Company's consolidated financial statements as of and for the year ended December 31, 2022, and its report on internal controls over financial reporting as of December 31, 2022 appears on the following page.

Brent L. Yeagy	President and Chief Executive Officer
Michael N. Pettit	Senior Vice President and Chief Financial Officer

February 23, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wabash National Corporation

Opinion on Internal Control over Financial Reporting

We have audited Wabash National Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wabash National Corporation (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Indianapolis, Indiana
February 23, 2023

ITEM 9B—OTHER INFORMATION

None.

ITEM 9C—DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company hereby incorporates by reference the information contained under the heading "Information About Our Executive Officers" from Item 1 Part I of this Annual Report.

The Company hereby incorporates by reference the information contained under the headings "Delinquent Section 16(a) Reports," "Proposal 1 - Election of Directors" and "Corporate Governance" from its definitive Proxy Statement to be delivered to stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2023 Annual Meeting of Stockholders to be held May 10, 2023.

Code of Ethics

As part of our system of corporate governance, our Board of Directors has adopted a Code of Business Conduct and Ethics ("Code of Ethics") that is specifically applicable to our Chief Executive Officer and Senior Financial Officers. This Code of Ethics is available within the Corporate Governance section of the Investor Relations page of our website at ir.onewabash.com. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report on Form 10-K unless expressly noted. We will disclose any waivers for our Chief Executive Officer or Senior Financial Officers under, or any amendments to, our Code of Ethics by posting such information on our website at the address above.

ITEM 11—EXECUTIVE COMPENSATION

The Company hereby incorporates by reference the information contained under the headings "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation Tables," and "Corporate Governance—Director Compensation" from its definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2023 Annual Meeting of Stockholders to be held May 10, 2023.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Company hereby incorporates by reference the information contained under the headings "Beneficial Ownership Information—Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information" from its definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2023 Annual Meeting of Stockholders to be held on May 10, 2023.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Company hereby incorporates by reference the information contained under the headings "Corporate Governance—Board Structure and its Role in Oversight—Director Independence" and "Corporate Governance—Related Persons Transactions Policy" from its definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2023 Annual Meeting of Stockholders to be held on May 10, 2023.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by Item 14 of this form and the Audit Committee's pre-approval policies and procedures regarding the engagement of the principal accountant are incorporated herein by reference to the information contained under the heading "Proposal 3—Ratification of Appointment of Independent Registered Public Accounting Firm" from the Company's definitive Proxy Statement to be delivered to the stockholders of the Company and filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report in connection with the 2023 Annual Meeting of Stockholders to be held on May 10, 2023.

PART IV

ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Financial Statements:* The Company has included all required financial statements in Item 8 of this Annual Report. The financial statement schedules have been omitted as they are not applicable or the required information is included in the Notes to the consolidated financial statements.

(b) *Exhibits:* Reference is made to the Exhibit Index of this Annual Report for a list of exhibits filed with this Annual Report or incorporated herein by reference to the document.

Annual Report

ITEM 16 – FORM 10-K SUMMARY

None.

EXHIBIT INDEX

No.	Description
3.01	Amended and Restated Certificate of Incorporation of the Company, as amended (5)
3.02	Amended and Restated Bylaws of the Company, as amended (15)
4.01	Specimen Stock Certificate (1)
4.02	Indenture, dated as of October 6, 2021, by and among Wabash National Corporation, the several guarantors named therein and Wells Fargo Bank, National Association, as trustee (14)
4.03	Form of 4.50% Senior Notes due 2028 (14)
4.04	Description of Securities (9)
10.01#	2011 Omnibus Incentive Plan (3)
10.02#	2017 Omnibus Incentive Plan (6)
10.03#	Change in Control Severance Pay Plan (4)
10.04#	Wabash National Corporation Executive Severance Plan (2)
10.05#	Form of Wabash National Corporation Time-Vesting Restricted Stock Unit Agreement for awards granted to employees under the 2017 Omnibus Incentive Plan (12)
10.06#	Wabash National Corporation Supplemental Plan, effective May 12, 2020 (10)
10.07#	Form of Wabash National Corporation Restricted Stock Unit Agreement for awards granted to non-employee directors under the 2017 Omnibus Incentive Plan (10)
10.08#	Form of Wabash National Corporation Performance-Based Restricted Stock Unit Agreement for awards granted to employees under the 2017 Omnibus Incentive Plan (12)
10.09	Second Amended and Restated Credit Agreement dated December 21, 2018 among Wabash National Corporation, certain subsidiaries of Wabash National Corporation, the lenders from time to time party thereto and Wells Fargo Capital Finance, LLC, as administrative agent (8)
10.10	First Amendment to Second Amended and Restated Credit Agreement, dated September 28, 2020, among Wabash National Corporation, certain of its subsidiaries party thereto, Wells Fargo Capital Finance, LLC, as the arranger and administrative agent for the Lenders, and the Lenders party thereto (11)
10.11	Increase Agreement Regarding Incremental Revolver Commitments and Second Amendment to Second Amended and Restated Credit Agreement, dated as of September 28, 2021, among Wabash National Corporation, certain of its subsidiaries party thereto, the lenders party thereto, and Wells Fargo Capital Finance, LLC, as the administrative agent (13)
10.12	Third Amendment to Second Amended and Restated Credit Agreement dated as of September 23, 2022, among Wabash National Corporation, certain subsidiaries of Wabash National Corporation, the lenders from time to time party thereto and Wells Fargo Capital Finance, LLC as arranger and administrative agent (16)
10.13	Form of Indemnification Agreement with Directors and Executive Officers (7)
21.1	List of Significant Subsidiaries (17)
23.1	Consent of Ernst & Young LLP (17)
31.1	Certification of Principal Executive Officer (17)
31.2	Certification of Principal Financial Officer (17)
32.1	Written Statement of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) (17)
101	The following materials from Wabash National Corporation's Annual Report on Form 10-K for the year ended December 31, 2022 are filed herewith, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2022 and 2021, (ii) the Consolidated Statements of Operations for the twelve months ended December 31, 2022, 2021, and 2020, (iii) the Consolidated Statements of Comprehensive Income (Loss) for the twelve months ended December 31, 2022, 2021, and 2020, (iv) the Consolidated Statements of Stockholders' Equity for the twelve months ended December 31, 2022, 2021, and 2020, (v) the Consolidated Statements of Cash Flows for the twelve months ended December 31, 2022, 2021, and 2020, and (vi) Notes to the Consolidated Financial Statements. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document. (17)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) (17)

Management contract or compensatory plan

(1) Incorporated by reference to the Registrant's registration statement on Form S-3 (Registration No. 333-27317) filed on May 16, 1997

(2) Incorporated by reference to the Registrant's Form 8-K filed on December 16, 2015 (File No. 001-10883)

(3) Incorporated by reference to the Registrant's Form 8-K filed on May 25, 2011 (File No. 001-10883)

(4)   Incorporated by reference to the Registrant's Form 8-K filed on September 14, 2011 (File No. 001-10883)

(5)   Incorporated by reference to the Registrant's Form 10-Q filed on November 1, 2011 (File No. 001-10883)

(6)   Incorporated by reference to the Registrant's Form S-8 filed on May 18, 2017 (File No. 333-218085)

(7)   Incorporated by reference to the Registrant's Form 8-K filed on December 15, 2017 (File No. 001-10883)

(8)   Incorporated by reference to the Registrant's Form 8-K filed on December 27, 2018 (File No. 001-10883)

(9)   Incorporated by reference to the Registrant's Form 10-K filed on February 25, 2020 (File No. 001-10883)

(10)   Incorporated by reference to the Registrant's Form 10-Q filed on July 29, 2020 (File No. 001-10883)

(11)   Incorporated by reference to the Registrant's Form 8-K filed on September 30, 2020 (File No. 001-10883)

(12)   Incorporated by reference to the Registrant's Form 10-K filed on February 25, 2021 (File No. 001-10883)

(13)   Incorporated by reference to the Registrant's Form 8-K filed on September 29, 2021 (File No 001-10883)

(14)   Incorporated by reference to the Registrant's Form 8-K filed on October 6, 2021 (File No 001-10883)

(15)   Incorporated by reference to the Registrant's Form 8-K filed on February 22, 2022 (File No 001-10883)

(16)   Incorporated by reference to the Registrant's Form 8-K filed on September 26, 2022 (File No 001-10883)

(17)   Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WABASH NATIONAL CORPORATION

February 23, 2023   By: /s/ Michael N. Pettit

                                                   Michael N. Pettit

                                                   Senior Vice President and Chief Financial Officer
                                                   (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature and Name	Title	Date
/s/ Brent L. Yeagy Brent L. Yeagy	President and Chief Executive Officer, Director (Principal Executive Officer)	February 23, 2023
/s/ Michael N. Pettit Michael N. Pettit	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 23, 2023
/s/ Larry J. Magee Larry J. Magee	Chairman of the Board of Directors	February 23, 2023
/s/ Therese M. Bassett Therese M. Bassett	Director	February 23, 2023
/s/ John G. Boss John G. Boss	Director	February 23, 2023
/s/ Trent J. Broberg Trent J. Broberg	Director	February 23, 2023
/s/ Ann D. Murtlow Ann D. Murtlow	Director	February 23, 2023
/s/ Sudhanshu S. Priyadarshi Sudhanshu S. Priyadarshi	Director	February 23, 2023
/s/ Scott K. Sorensen Scott K. Sorensen	Director	February 23, 2023
/s/ Stuart A. Taylor II Stuart A. Taylor II	Director	February 23, 2023

Exhibit 31.1

CERTIFICATIONS

I, Brent L. Yeagy, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Wabash National Corporation;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

> a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

> b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

> c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

> d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

> a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

> b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2023

/s/ Brent L. Yeagy
Brent L. Yeagy
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Michael N. Pettit, certify that:

1. I have reviewed this Annual Report on Form 10-K of Wabash National Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

> a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

> b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

> c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

> d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

> a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

> b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2023

/s/ Michael N. Pettit
Michael N. Pettit
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

**Written Statement of Chief Executive Officer and Chief Financial Officer
Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)**

The undersigned, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer of Wabash National Corporation (the "Company"), each hereby certifies that, to his knowledge, on February 23, 2023:

- the Annual Report on Form 10-K of the Company for the year ended December 31, 2022 filed on February 23, 2023, with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

- information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Brent L. Yeagy
Brent L. Yeagy
President and Chief Executive Officer
February 23, 2023

/s/ Michael N. Pettit
Michael N. Pettit
Senior Vice President and Chief Financial Officer
February 23, 2023

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Wabash National Corporation and will be retained by Wabash National Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Annual Report

Stockholder Information

Executive Officers

Brent L. Yeagy
President and Chief Executive Officer
Director of the Board

M. Kristin Glazner
Senior Vice President and General Counsel,
Corporate Secretary, Chief Human Resources
Officer

Kevin J. Page
Senior Vice President, Chief Commercial
Officer

Michael N. Pettit
Senior Vice President, Chief Financial Officer

Dustin T. Smith
Senior Vice President, Chief Strategy Officer

Auditors

Ernst & Young LLP
111 Monument Circle
Suite 4000
Indianapolis, IN 46204-5120

Transfer Agent

EQ Shareowner Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120-4100

Telephone: 1-800-468-9716
Fax: 651-450-4033

Form 10-K

In lieu of a separate annual report to
stockholders, enclosed is Wabash National
Corporation's Form 10-K, which includes as an
exhibit the certifications required by Section 302
of the Sarbanes Oxley Act.

Stock Listing

Symbol: WNC
New York Stock Exchange

Internet Address

www.onewabash.com

Directors

Therese M. Bassett
Managing Director
NuVentures LLC

John G. Boss
Former President and Chief Executive Officer
Momentive Performance Materials Inc.

Trent J. Broberg
Chief Executive Officer
ACERTUS

Larry J. Magee, Chairman of the Board
President
Magee Ventures Group

Ann D. Murtlow
Former President and Chief Executive Officer
United Way of Central Indiana

Sudhanshu Priyadarshi
Chief Financial Officer
Keurig Dr Pepper Inc. (KDP)

Scott K. Sorensen
President
Thatcher Company, Inc.

Stuart A. Taylor II
Chief Executive Officer
The Taylor Group LLC

Brent L. Yeagy
President and Chief Executive Officer
Wabash National Corporation

Requests

For stockholder requests for information, please
contact:

Wabash National Corporation
c/o Director - Investor Relations
3900 McCarty Lane
Lafayette, IN 47905
(765) 771-5310

investor.relations@onewabash.com



WABASH™

Wabash National Corporation

3900 McCarty Ln
Lafayette, IN 47905